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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. __)*

                         AMERICA SERVICE GROUP INC.
---------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                02364 L 109
---------------------------------------------------------------------------
                               (CUSIP Number)

        DAVID A. FREEMAN                          DAVID A. FREEMAN
HEALTH CARE CAPITAL PARTNERS L.P.       HEALTH CARE EXECUTIVE PARTNERS L.P.
      c/o FERRER FREEMAN                        c/o FERRER FREEMAN
      THOMPSON & CO. LLC                        THOMPSON & CO. LLC
           THE MILL                                  THE MILL
      10 GLENVILLE STREET                       10 GLENVILLE STREET
      GREENWICH, CT 06831                       GREENWICH, CT 06831
         (203) 532-8011                            (203) 532-8011

---------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

                              January 26, 1999
---------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02364 L 109            13D                      Page 2 of 19 Pages

1   NAME OF REPORTING PERSONS/
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Health Care Capital Partners L.P.
    TIN:  06-1458417

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                         (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (see instructions)

    00

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           637,788

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         637,788

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    637,788

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (see instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.0%; or, if Health Care Capital Partners L.P. and Health Care Executive Partners L.P. are deemed to be a group, 15.6%

14  TYPE OF REPORTING PERSON (see instructions)

    PN

CUSIP No. 02364 L 109            13D                     Page 3 of 19 Pages

1   NAME OF REPORTING PERSONS/
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Health Care Executive Partners L.P.
    TIN:  06-1477466

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                         (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (see instructions)

    00

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           26,312

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         26,312

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    26,312

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (see instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.6%; or, if Health Care Capital Partners L.P. and Health Care Executive Partners L.P. are deemed to be a group, 15.6%

14  TYPE OF REPORTING PERSON (see instructions)

    PN

ITEM 1. SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, $.01 par value per share ("Common Stock") of America Service Group Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at:

          105 Westpark Drive, Suite 300
          Brentwood, Tennessee 37027

     Although no person identified in Item 2 has acquired any shares of Common Stock, each of the persons filing this Schedule 13D is deemed to be the beneficial owner of the shares of Common Stock reported with respect to such person in Item 5 by virtue of its acquisition of beneficial ownership of the Issuer's warrants to purchase shares of Common Stock (the "Warrants") and shares of Series A Convertible Preferred Stock $0.01 par value per share (the "Preferred Stock"). As described herein, the Preferred Stock is convertible with the Common Stock.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is filed on behalf of Health Care Capital Partners L.P. ("HCCP") and Health Care Executive Partners L.P. ("HCEP"), Delaware limited partnerships. Ferrer Freeman Thompson & Co. LLC., a Connecticut limited liability company ("FFT"), is the general partner of HCCP and HCEP. HCCP and HCEP are collectively referred to as the "Filer."

     The business of the Filer is to achieve long term capital appreciation through privately negotiated equity and equity-oriented investments, including, but not limited to, common stock, preferred stock, warrants and convertible securities exclusively in the health care industry.

     The business addresses of HCCP, HCEP and FFT (and each of the members and executive officers of FFT set forth in Schedule I, such Schedule I hereby incorporated herein by reference) is set forth in the cover page hereof.

     For information with respect to the identity and background of each member and executive officer of FFT, see Schedule I hereto.

     HCCP and HCEP may constitute a "group" as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Information with respect to each of HCCP and HCEP is given solely by each of HCCP and HCEP and no person has responsibility for the accuracy or completeness of information supplied by any other person. HCCP and HCEP have entered into a Joint Filing Agreement, dated as of January 26, 1999, attached hereto as Schedule II. (Such
Schedule II hereby incorporated herein by reference.)

     During the past five years, each of HCCP and HCEP, and to the best knowledge of HCCP and HCEP, FFT or any person identified on Schedule I, (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (b) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All persons identified in Schedule I are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a securities purchase agreement, dated January 26, 1999 (the "Securities Purchase Agreement"), among the Issuer, HCCP and HCEP, HCCP and HCEP purchased from the Issuer (a) 12% Subordinated Convertible Bridge Notes due January 25, 2000 (the "Notes") in an aggregate principal amount of $15,000,000; (b) detachable Warrants to purchase 135,000 shares of Common Stock; and (c) 50,000 shares of Preferred Stock. The total purchase price for the Notes, Warrants and Preferred Stock is $20,000,000 (the "Purchase Price").

     As described herein, the Notes are convertible into the Issuer's Preferred Stock and the Preferred Stock is convertible into the Common Stock. However, as more fully described in Item 4 below, the Notes are not convertible into shares of Preferred Stock until the Stockholder Approval (as defined below) has been obtained and then only if certain other conditions are met. Accordingly, the Filer is not deemed to beneficially own the Common Stock issuable upon conversion of the shares of Preferred Stock issuable upon conversion of the Notes. A copy of the Securities Purchase Agreement is attached hereto as Exhibit 1.

     In consideration of $19,206,000, HCCP received pursuant to the Securities Purchase Agreement, (a) Notes in an aggregate principal amount of $14,404,000; (b) Warrants to purchase 129,640 shares of Common Stock and
(c) 48,020 shares of Preferred Stock. The source of funding used for the purchase of such Notes, Warrants and Preferred Stock was from available committed capital of HCCP.

     In consideration of $794,000, HCEP received pursuant to the Securities Purchase Agreement (a) Notes in an aggregate principal amount of $596,000;
(b) Warrants to purchase 5,360 shares of Common Stock and (c) 1,980 shares of Preferred Stock. The source of funding used for the purchase of such Notes, Warrants and Preferred Stock was from available committed capital of HCEP.

ITEM 4. PURPOSE OF TRANSACTION.

     The Filer purchased the Notes, Warrants and Preferred Stock (collectively, the "Purchased Securities") from the Issuer as an investment in the ordinary course of business. The Filer intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may (i) convert the Preferred Stock or exercise the Warrants in whole or in part, or (ii) dispose of the Preferred Stock or Warrants or, if after conversion of the Preferred Stock or exercise of the Warrants, the Common Stock in the open market, in privately negotiated transactions or otherwise.

     The powers, rights and privileges of the holders of the Notes are described in the Securities Purchase Agreement. Each Note, in whole but not in part, is convertible, at the option of the holder of not less than 66-2/3% of all outstanding principal amount of Notes, after January 26, 1999 into shares of Preferred Stock at a conversion ratio of one share of Preferred Stock for each $100 of outstanding principal amount of Notes (the "Preferred Ratio"), provided the approval by the Issuer's stockholders representing a majority of the shares of Common Stock (excluding shares beneficially owned by the Filer (the "Stockholder Approval")) of the issuance of the shares of Preferred Stock, the shares of Preferred Stock issuable upon conversion of the Notes and the shares of Common Stock issuable upon conversion of the Notes or Preferred Stock contemplated by the Securities Purchase Agreement (the "Stock Issuance"), and the receipt of notice of early termination, or the expiration of, the applicable waiting period pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") (the "HSR Approval") have been obtained. Any conversion by the holders of Notes must be in an aggregate principal amount equal to at least $100,000, unless the amount so converted shall be such holder's entire outstanding principal amount of Notes. Under certain circumstances described in the Securities Purchase Agreement (including the receipt of the Stockholder Approval and HSR Approval), the Notes may be converted in whole by the Issuer into shares of Preferred Stock at the preferred ratio.

     The powers, rights and privileges of the Preferred Stock are described in the form of Issuer's Certificate of Designation of Series A Convertible Preferred Stock (the "Certificate of Designation") attached as Exhibit D to the Securities Purchase Agreement. Holders of shares of Preferred Stock, in preference to the holders of shares of Common Stock and of any shares of other capital stock of the Issuer as to payment of dividends, are entitled to receive, when, as and if declared by the Board of Directors, out of assets legally available therefor, cumulative cash dividends at an annual rate equal to 5% from and after the respective dates of issuance of applicable shares of Preferred Stock, so long as shares of Preferred Stock remain outstanding. If payment of cash dividends is restricted by the terms of any instrument or agreement to which any of the Issuer's Senior Indebtedness (as defined in the Certificate of Designation) was created or incurred, such dividends will be payable in additional shares of Preferred Stock. Each share of Preferred Stock is convertible at the option of the holder into Common Stock by dividing the face value which is equal to $100 per share of Preferred Stock by the Conversion Price (as defined below). Any conversion by holders of the Preferred Stock shall be in an aggregate amount with a face value equal to at least $100,000 on all shares of Preferred Stock of such holder.

     The Conversion Price equals the lower of (a) $9.45 per share or (b) the current market price of the Common Stock during the 30 consecutive trading days prior to the Stockholder Approval, subject to adjustments; provided that, the Conversion Price will in no event be less than $5.50 per share (the "Initial Conversion Price"), subject to adjustments. In the event the Issuer has not duly called and convened a stockholders meeting (the "Stockholders Meeting") to consider and vote upon the Stock Issuance by January 26, 2000, the Conversion Price will equal the lower of (A) $9.45 per share or (B) the current market price of Common Stock during the 30 consecutive trading days immediately prior to January 26, 2000, provided that the Conversion Price will in no event be less than $5.50 per share, subject to adjustments. Notwithstanding the foregoing, at any time prior to the Stockholder Approval, the Conversion Price will in no event be less than the price at which the maximum number of shares of Common Stock issued or issuable upon conversion of the Preferred Stock, together with shares of Common Stock issued or issuable upon exercise of the Warrants would exceed the greater of 711,241 shares of Common Stock and 19.9% of the Issuer's then outstanding Common Stock, provided that if the Conversion Price is greater than the price that would be in effect but for this sentence and, subsequently, the Issuer obtains the Stockholder Approval, the Conversion Price will be retroactively recalculated in accordance with the first sentence of this paragraph.

     Except with respect to shares of Preferred Stock which have been converted or redeemed prior to June 30, 2001, if (A) the Initial Conversion Price exceeds $8.00 per share and (B) during the period beginning on the earlier of (x) June 30, 2000 and (y) the date twelve months after the Stockholders Meeting and ending on June 30, 2001, the current market price of Common Stock per share does not exceed 225% of the Initial Conversion Price for 45 consecutive trading days, the Conversion Price will be reduced to $8.00 (subject to adjustments).

     Except with respect to shares of Preferred Stock which have been converted or redeemed prior to June 30, 2001, if (A) the Initial Conversion Price exceeds $8.00 per share and (B) during the period beginning on the earlier of (x) June 30, 2000 and (y) the date twelve months after the Stockholders Meeting and ending on June 30, 2001, the current market price of Common Stock per share is more than 225% but less than 250% of the Initial Conversion Price for 45 consecutive trading days, the Conversion Price will be reduced to an amount equal to the product of the Initial Conversion Price multiplied by a quotient, the numerator of which shall equal the sum of (x) the Initial Conversion Price and (y) $8.00 and the denominator of which will be 2 (subject to adjustments).

     The powers, rights and privileges of the Warrants are described in the form of Warrant to purchase shares of Common Stock of the Issuer, attached as Exhibits B-1 and B-2 to the Securities Purchase Agreement. At any time after January 26, 1999, and until January 26, 2006, the holder of the Warrants may exercise the Warrants for all or any part of the number of shares of Common Stock purchasable thereunder at the Current Warrant Price. The Current Warrant Price equals the lower of (a) $9.45 per share or (b) the current market price of the Common Stock during the 30 consecutive trading days prior to the Stockholder Approval, subject to adjustments; provided that, the Current Warrant Price will in no event be less than $5.50 per share, subject to adjustments.

     The Preferred Ratio, the conversion ratio for the Preferred Stock and the exercise price in connection with, and the number of shares exercisable under, the Warrants are subject to certain antidilution adjustments contained in the Securities Purchase Agreement, the Certificate of Designation and the Warrants.

     Pursuant to the Securities Purchase Agreement, the Issuer will take all necessary action to fix and maintain the number of directors at eight members and cause the appointment of one nominee of the FFT as a member of the Board of Directors. Upon conversion of all of the outstanding aggregate principal amount of Notes into shares of the Preferred Stock and for as long as HCCP, HCEP and their affiliates and affiliates of FFT own the percentage of the aggregate face value of Preferred Stock issued under the Securities Purchase Agreement or Common Stock issuable upon conversion of such Preferred Stock specified in the table below, the Issuer will fix and maintain the number of directors as specified in such table and will take all necessary action to cause the appointment of the number of nominees of the Filer specified in such table as members of the Board.

        Percentage                   Size of                   Number of
         of Stock                     Board                  FFT Directors
         --------                     -----                  -------------

     Greater than or
     equal to 66 2/3%                   9                          3

   Lesser than 66 2/3%,
  but greater than 33 1/3%              8                          2

     Lesser than or
     equal to 33 1/3%,
   but greater than 25%                 7                          1


          So long as the Filer is entitled to designate at least one director, the Issuer will cause the Board to appoint at least one director designated by the Filer to the executive, audit and compensation committees of the Board and each other committee established by the Board. At each subsequent annual meeting for the election of directors the Filer will be entitled to propose (and the Issuer will nominate and recommend) such person or persons, as the case may be, nominated by the Filer as a member of the Board.

     In the event that (i) any dividend payable on the Preferred Stock pursuant to the Certificate of Designation has not been paid in full, (ii) the Issuer has breached in any material respect any covenants contained in the Securities Purchase Agreement or (iii) the Issuer has failed to redeem in full the shares of Preferred Stock on July 26, 2005 whether or not by reason of the absence of legally available funds, then, in any such case, the size of the Board of Directors will be increased by one and the Filer will be entitled to elect an additional member to the Board.

     As further described in the Securities Purchase Agreement and the Certificate of Designation, if (a) the Issuer has not paid any dividend payable on the Preferred Stock in full, whether in cash or in kind; (b) materially breaches any covenants contained in the Securities Purchase Agreement including covenants relating to the Issuer's obligations to convene the Stockholders Meeting to vote upon the approval of the Stock Issuance, and maintenance of certain financial ratios, or (c) the Issuer fails to redeem in full all outstanding shares of Preferred Stock on July 26, 2005, whether or not by reason of the absence of legally available funds, the holders of the Preferred Stock will be entitled to annual dividends at a 7.0% per annum.

     Upon a Change of Control (as defined in the Securities Purchase Agreement), any holder of the Notes will have the right to require the Issuer to redeem any or all of the Notes held by such holder for an amount in cash equal to the greater of (a) 100% of the outstanding principal amount of the Notes or (b) the form and amount of consideration that such holder would have received had such holder converted such Notes into Preferred Stock and converted such Preferred Stock into Common Stock, plus, all accrued and unpaid interest, on the Notes being redeemed to and including the date of redemption, in cash.

     In addition, upon a Change of Control, any holder of the Preferred Stock will have the right to require the Issuer to redeem any of all of the Preferred Stock held by such holder for an amount in cash equal to the greater of (a) 150% of the face value of the Preferred Stock, plus any accrued and unpaid dividends or (b) the form and amount of consideration that such holder would have received had such holder converted such Preferred Stock into Common Stock prior to the Change of Control.

     Finally, in the event the Issuer (i) fails to obtain the Stockholder Approval with respect to the Stock Issuance on or before July 26, 1999,
(ii) fails to convene the Stockholders Meeting on or before July 26, 1999,
(iii) withdraws or modifies its approval or recommendation of the Stock Issuance in any manner adverse to HCCP, its affiliates or the general partner of its affiliates, (iv) fails to reaffirm such approval or recommendation within 5 days following receipt of written request for such reaffirmation from the HCCP, its affiliates or the general partner of its affiliates, (v) fails to obtain the reaffirmation of the Fairness Opinion (as defined in the Securities Purchase Agreement) in connection with the mailing of the Proxy Statement (as defined in the Securities Purchase Agreement), (vi) fails to obtain NASDAQ Approval (as such term is defined in the Securities Purchase Agreement) within 30 days after the Stockholder Approval, (vii) resolves to take any of the actions specified in clauses
(i) through (vi) above, or (viii) fails to pay the principal amount of and accrued and unpaid interest due, if any, on the Notes at maturity, or (x) upon a Change of Control; (y) the maturity date of the Notes has occurred, or (z) the date notice of redemption of the Notes has been given, and on any such date the Notes may not be converted, at the election of the Issuer, into shares of Preferred Stock, the Current Warrant Price will be reduced to $.01 per share. In addition, upon the occurrence of the events described in clauses (i) through (viii) above, the monthly rate of interest on the outstanding principal amount of the Notes and, to the extent legally enforceable, on any overdue installment of interest, will increase 0.05% and will further increase by 0.05% on the first day of each succeeding month during which such Default or Event of Default (each, as defined in the Securities Purchase Agreement) is continuing, subject to a maximum monthly rate of 1.5% per month, subject to certain exceptions.

     Pursuant to the Securities Purchase Agreement, under certain circumstances, the Issuer has the option to redeem the Notes, in whole but not in part, at a redemption price equal to the outstanding principal amount of the Notes, plus an amount equal to all accrued and unpaid interest, to the date of redemption, in cash.

     Unless the Issuer has converted or redeemed all the Notes outstanding, the Current Warrant Price will decrease by $1.00 on the last business day of each month, commencing July 31, 1999 through and including December 31, 1999.

     Pursuant to the Certificate of Designation, the Issuer has the option to redeem the Preferred Stock, in an amount not less than one-third of the shares of Preferred Stock issued pursuant to the Securities Purchase Agreement, for an amount equal to $100 per share (as adjusted for any stock dividends, combinations or splits with respect to such share), plus an amount equal to all accrued but unpaid dividends (whether or not declared) on such share (the "Redemption Price"), as long as certain conditions set forth in the Certificate of Designation are satisfied.

     On July 26, 2005, the Issuer is required to redeem all outstanding shares of Preferred Stock for an amount equal to the Redemption Price.

     In case of the voluntary or involuntary liquidation, dissolution or winding up of the Issuer, holders of the Notes are entitled to receive the outstanding principal amount plus accrued and unpaid interest to the payment date and holders of the Preferred Stock are entitled to receive $100 per share (as adjusted for any stock dividends, combinations or splits with respect to such share), plus an amount equal to all accrued but unpaid dividends (whether or not declared) on such share before any distribution is made to holders of securities ranking junior to the Notes or Preferred Stock, as the case may be.

     Except as set forth above, each of HCCP, HCEP and, to the best knowledge of HCCP and HCEP, FFT or any person identified on Schedule I, does not have any plans or proposals which relate to or would result in the types of transactions described in subparagraphs (a) through (j) of Item 4.

     The foregoing descriptions of the Securities Purchase Agreement, the Certificate of Designation and the Warrant Agreements are qualified in their entirety by the complete texts of such documents (including appendices thereto), copies of which are attached hereto as exhibits to the Securities Purchase Agreement attached hereto as Exhibit 1 and are incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) (1) HCCP is deemed to be the beneficial owner of 637,788 shares of Common Stock by virtue of its right to acquire beneficial ownership of such shares within 60 days through (i) the exercise of the Warrants (which are exercisable for 129,640 shares of Common Stock); and
(ii) the conversion of the 48,020 shares of Preferred Stock (which are convertible into 508,148 shares of Common Stock). Assuming the conversion of such shares of Preferred Stock and the exercise of the Warrants, the 637,788 shares of Common Stock beneficially owned by HCCP represents, to the best of HCCP's knowledge, 15.0% of the outstanding Common Stock. HCCP has (a) the sole power to vote or direct the vote and (b) the sole power to dispose or direct the disposition of all 637,788 shares.

               (2) HCEP is deemed to be the beneficial owner of 26,312 shares of Common Stock by virtue of its right to acquire beneficial ownership of such shares within 60 days through (i) the exercise of the Warrants (which are exercisable for 5,360 shares of Common Stock); and (ii) the conversion of the 1,980 shares of Preferred Stock (which are convertible into a maximum of 20,952 shares of Common Stock). Assuming the conversion of such shares of Preferred Stock and the exercise of the Warrants, the 26,312 shares of Common Stock beneficially owned by HCEP represents, to the best of HCEP's knowledge, 0.6% of the outstanding Common Stock. HCEP has (a) the sole power to vote or direct the vote and (b) the sole power to dispose or direct the disposition of all 26,312 shares.

               (3) Based on the foregoing, if HCCP and HCEP are deemed to be a group, they together would be deemed to beneficially own 664,100 shares of Common Stock, which, assuming the conversion of the Preferred Stock and the exercise of the Warrants, to the best of Filer's knowledge, represents 15.6% of the outstanding Common Stock.

          (b) The respective responses of HCCP and HCEP to Items 7 through 11 and Item 13 on the cover page of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

          (c) Except as set forth above, each of HCCP, HCEP and, to the best of knowledge of HCCP and HCEP, FFT and any person identified in
Schedule I, does not beneficially own any shares of Common Stock and has not effected any transactions in shares of Common Stock during the past 60 days.

          (d) To the best of knowledge of HCCP and HCEP, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Notes, the Warrants and the Preferred Stock.

          (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Securities Purchase Agreement and the Certificate of Designation, the Filer has certain additional rights and is subject to certain restrictions.

     So long as any of the Preferred Stock remains outstanding, each share of Preferred Stock entitles its holder to vote on all matters submitted to a vote of the stockholders of the Issuer, voting together as a single class with the holders of Common Stock, with each share of Preferred Stock having a number of votes equal to the number of votes which could be cast in such vote by a holder of the number of shares of Common Stock into which such shares of Preferred Stock is convertible (subject to adjustments as described in the Certificate of Designation).

     So long as 100% of the shares of Preferred Stock issued under the Securities Purchase Agreement are outstanding, the Issuer may not effect any Fundamental Change (as defined in the Certificate of Designation) without first obtaining the approval of the holders of at least 66-2/3% of the outstanding shares of Preferred Stock.

     Furthermore, the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of Preferred Stock is necessary to (i) authorize, increase the authorized number of shares of, or issue (including on conversion or exchange of any convertible or exchangeable securities or by reclassification) any shares of any class or series within a class of the Issuer's capital stock ranking prior to (either as to dividends or upon voluntary or involuntary liquidation, dissolution or winding up) the Preferred Stock (other than the shares of participating preferred stock issuable upon exercise of the Rights (as defined in the Certificate of Designation)); (ii) increase the authorized number of shares of, or issue (including on conversion or exchange of any convertible or exchangeable securities or by reclassification) any shares of Preferred Stock or (iii) authorize, adopt or approve an amendment to the Issuer's Certificate of Incorporation, as amended, or the Certificate of Designation which would increase or decrease the par value of the shares of Preferred Stock or alter or change the powers, preferences or special rights of the Preferred Stock so as to affect such shares of Preferred Stock adversely.

     The Issuer has agreed to file a notification and report from under the HSR Act with respect to the securities of the Issuer acquired by the Filer no later than February 15, 1999 and has agreed not to deliver any notice of conversion with respect to the Notes unless (a) the Issuer has filed under the HSR Act, (b) the applicable waiting period has expired or been terminated, (c) the date fixed for conversion is a date upon which the Filer is not prohibited from owning voting securities under the HSR Act,
(d) the Stockholder Approval with respect to the Stock Issuance has been obtained, (e) the Common Stock issuable upon conversion of the Preferred Stock issuable upon conversion of the Notes has been approved for quotation on Nasdaq National Market and (f) each of the representations and warranties of the Issuer contained in the Securities Purchase Agreement on the date of such notice of conversion and on the conversion date as set forth in the notice of conversion is true and correct in all material respects.

     The Issuer has agreed to, as soon as practicable but no later than July 26, 1999, take all action necessary to convene a stockholders meeting to consider and vote upon the approval of Stock Issuance by the Issuer's stockholders. The Issuer further agreed to prepare and file with the Securities and Exchange Commission as soon as practicable but no later than March 29, 1999, a proxy statement under the Exchange Act with respect to the Stockholders Meeting. The Issuer has agreed to recommend the holders of Common Stock approve the Stock Issuance at the Stockholders Meeting and in the proxy statement.

     Registration Rights
     -------------------

     Under the Registration Rights Agreement dated January 26, 1999 (the "Registration Rights Agreement") among the Issuer, HCCP and HCEP, the holders of Registrable Securities (as defined in the Registration Rights Agreement) representing not less than 25% of the number of shares of Common Stock issuable upon conversion of the Notes, exercise of the Warrants or conversion of the Preferred Stock have the right to request that the Issuer effect the registration under the Securities Act of 1933, as amended, of all or part of such holder's Registrable Securities, provided that the current market price of such offering shall exceed $5 million. If the Issuer has issued shares of Preferred Stock having an aggregate face value of $14 million or more, the Issuer is not required to effect more than three demand registrations, or if the Issuer has issued shares of Preferred Stock having an aggregate face value of less than $14 million, it is not required to effect more than two demand registrations during the term of the Registration Rights Agreement. In addition, if the Issuer proposes to register any of its securities under the Securities Act by registration on Forms S-1, S-2 or S-3 or any successor or similar form(s), the Issuer will use its best efforts to effect registration of the shares of Common Stock issued upon conversion or exercise, as the case may be, of the Notes, the Preferred Stock, or the Warrants requested to be included in such registration by such holders, subject to certain exceptions.

     Letter Voting Agreement
     -----------------------

     Pursuant to a letter agreement dated January 26, 1999 (the "Letter Voting Agreement") between HCCP and Scott C. Mercy, a 4% holder of the Issuer's outstanding shares of Common Stock as of December 31, 1998, Mr. Mercy has agreed to take all necessary actions to approve the Stock Issuance and to vote against any transaction that could reasonably be expected to interfere with or adversely affect the Stock Issuance. Mr. Mercy also appointed HCCP, its officers, agents, nominees and affiliates as proxy to vote (a) in favor of the Stock Issuance and any transactions appropriate to implement the Stock Issuance and (b) against (i) any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Issuer under the Securities Purchase Agreement and (ii) any action or agreement that would impede, interfere with or attempt to discourage the Stock Issuance.

     Mr. Mercy has also agreed that, during the term of the Letter Voting Agreement, he will not sell, offer to sell, solicit an offer to buy, contract to sell, grant an option to purchase or otherwise transfer or dispose of any shares of Common Stock held beneficially by him to any person who shall not have agreed in writing with HCCP to the terms of the Letter Voting Agreement and the grant of the proxy provided therein.

     Standstill Agreement
     --------------------

     Pursuant to a standstill agreement, dated January 26, 1999, among the Issuer, HCCP and HCEP (the "Standstill Agreement"). HCCP, HCEP and FFT agreed that they will not, and they will cause each of their respective affiliates not to, directly or indirectly, either individually or as part of a group, acquire, offer to acquire, or agree to acquire, by purchase or otherwise, Beneficial Ownership (as defined below) of any Issuer's voting securities on or following January 26, 1999 and prior to January 26, 2099 (or the earlier termination of the Standstill Agreement), other than the Preferred Stock acquired on January 26, 1999 and shares of the Issuer's voting securities acquired by way of stock dividends, stock reclassifications or other distributions made available to holders of the Issuer's voting securities generally, without first obtaining the approval of a majority of the members of the Issuer's Board of Directors, other than those nominated by HCCP, HCEP or FFT.

     As used in the Standstill Agreement, a "Beneficial Owner" (including, with its correlative meanings, "Beneficially Own" and "Beneficial Ownership"), with respect to any securities, means any person which: (a) has, or any of whose affiliates has, directly or indirectly, the sole or shared right to acquire (whether such right is exercisable immediately or only after the passage of time) such securities pursuant to any agreement, arrangement or understanding (whether or not in writing), including pursuant to the Securities Purchase Agreement, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; or
(b) has, or any of whose affiliates has, directly or indirectly, the sole or shared right to vote or dispose of (whether such right is exercisable immediately or only after the passage of time) or "beneficial ownership" of (as determined pursuant to Rule 13d-3 under the Exchange Act, as in effect on January 26, 1999 but including all such securities which a person has the right to acquire beneficial ownership of, whether or not such right is exercisable within the 60-day period specified therein) such securities, including pursuant to any agreement, arrangement or understanding (whether or not in writing), provided, however, none of HCCP, HCEP, FFT or any of their affiliates shall be deemed to Beneficially Own any securities Beneficially Owned by any other Person solely as a result of (i) any "solicitation" or holding of "proxies" with respect to the Issuer or any of its affiliates or any action resulting in any such person becoming a "participant" in any "election contest" (as such terms are defined in the proxy rules under the Exchange Act promulgated by the United States Securities and Exchange Commission) with respect to the Issuer or any of its affiliates or (ii) HCCP, HCEP, FFT or any of their affiliates forming, joining or participating in a group with respect to any Issuer's voting securities (other than a group formed to acquire Issuer's voting securities) or (iii) entering into any agreement, arrangement or understanding (whether or not in writing) for the purpose of holding, voting or disposing of any securities which are Beneficially Owned, directly or indirectly, by any other person (or any affiliates thereof).

     Notwithstanding the above, HCCP, HCEP, FFT and their affiliates will not be prohibited or restricted from (a) exercising any right to convert any shares of Preferred Stock owned by them into shares of Common Stock or to convert any Notes held by them into shares of Preferred Stock; (b) acquiring shares of Common Stock upon exercise of the Warrants; (c) acquiring the Issuer's voting securities from the Issuer; (d) acquisitions in privately-negotiated transactions from ten or fewer persons pursuant to offers not made generally to the Issuer's voting securities; and provided that, after giving effect to such purchase, HCCP, HCEP and FFT will not Beneficially Own in excess of 49% of the Issuer's outstanding voting securities; and (e) if the Issuer issues or sells voting securities to any person other than HCCP, HCEP or FFT without effecting a pro rata issuance of voting securities to HCCP, HCEP or FFT, acquisitions of an aggregate number of voting securities equal to the number of voting securities that would result in HCCP, HCEP or FFT having Beneficial Ownership of the same percentage of the outstanding voting securities as HCCP, HCEP or FFT would have had if the Issuer had not issued or sold such voting securities.

     In addition, each of HCCP, HCEP and FFT agreed that it will not, and it will cause each of its affiliates not to, directly or indirectly, alone or in concert with others, unless specifically requested in writing by the chairman of the Issuer or by a resolution of a majority of the directors of the Issuer, announce, make any offer in respect of, make any commitment to invest in, or invest in any transaction (or proposed transaction) to acquire Control (as defined in the Standstill Agreement) of the Issuer which has been, prior to such announcement, offer, commitment or investment, or which HCCP, HCEP or FFT believes will be, after public disclosure thereof, publicly opposed by a majority of the Board. Notwithstanding the foregoing, in the event that the Issuer submits a vote of its stockholders any covered proposals with which HCCP, HCEP or FFT disagrees (a "Rejected Proposal"), HCCP, HCEP or FFT will be free to (a) either alone or acting in concert with others, make a "solicitation" of "proxies" with respect to the Issuer or any of its affiliates in response or opposition to such Rejected Proposal; (b) make a proposal in opposition to such Rejected Proposal for submission to a vote of stockholders of the Issuer or any of its affiliates; (c) form, join in or participate in a group with respect to any voting securities of the Issuer for the sole purpose of responding to or opposing such Rejected Proposal; (d) grant a proxy with respect to any voting securities of the Issuer to any person with specific instructions from HCCP, HCEP or FFT as to the voting of such voting securities of the Issuer with respect to such Rejected Proposal; and
(e) subject any voting securities of the Issuer to any arrangement or agreement with respect to the voting of such voting securities of the Issuer with respect to such Rejected Proposal.

          The Standstill Agreement will terminate (a) upon the consent in writing of HCCP, HCEP, FFT and the Issuer; (b) upon a Change of Control (as defined in the Standstill Agreement); (c) upon HCCP or its group (within the meaning of Section 13(d)(3) of the Exchange Act) ceasing to have the right to designate a director pursuant to the Securities Purchase Agreement; (d) with respect to HCCP, HCEP and FFT, upon them and their affiliates having Beneficial Ownership of less than 10% of the outstanding voting securities (provided that such restrictions will be reinstated if such stockholder's applicable percentage equals or exceeds 10% within one year thereafter); (e) any dividend payable on the Preferred Stock has not been paid in full, whether in cash or in kind; (f) a Default or Event of Default under the Securities Purchase Agreement has occurred and be continuing for 30 days following the date notice of such event is required to be given; (h) upon any person (other than HCCP, HCEP, FFT or any of their affiliates) having Beneficial Ownership of more than 35% of the voting securities, excluding from the voting securities Beneficially Owned by such person voting securities acquired from HCCP, HCEP, FFT or any of their affiliates; or (i) a bona fide tender or exchange offer to acquire more than 35% of the Issuer's voting securities having been made by any person (except that such restrictions will not terminate as to HCCP, HCEP or FFT if such tender or exchange offer is made by HCCP, HCEP, FFT or any of their affiliates or by any person acting in concert with HCCP, HCEP, FFT or any of their affiliates or is induced by HCCP, HCEP, FFT or any of their affiliates); provided that if such offer is withdrawn or expires without being consummated, the Standstill Agreement will be reinstated (but no such reinstatement will prohibit HCCP, HCEP or FFT from thereafter purchasing voting shares pursuant to a contract entered into prior to the withdrawal or expiration of such tender offer or exchange offer or pursuant to a tender offer or exchange offer commenced by HCCP, HCEP or FFT prior to such time).

     Except as set forth above or incorporated by reference in this
Schedule 13D, each of HCCP, HCEP and, to the best knowledge of HCCP and HCEP, FFT and any person identified in Schedule I, does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

     The foregoing descriptions of the above arrangements are qualified in their entirety by the complete text of the Registration Rights Agreement, the Securities Purchase Agreement, the Certificate of Designation, the Warrant Agreements, the Standstill Agreement and the Voting Letter Agreement incorporating such arrangements, copies of which are attached hereto either as an exhibit or as exhibits to the Securities Purchase Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1: Securities Purchase Agreement, dated January 26, 1999, among the Issuer, HCCP and HCEP, including as exhibits thereto the forms of the Notes, Warrant Agreements, Certificate of Designation, Registration Rights Agreement and Letter Voting Agreement.

        Exhibit 2:  Standstill Agreement.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date:  February 5, 1999

                                 HEALTH CARE CAPITAL PARTNERS, L.P.

                                 By:  FERRER FREEMAN THOMPSON
                                      & CO. LLC, its General Partner


                                 By:/s/ David A. Freeman
                                    ---------------------------------
                                    Name:  David A. Freeman
                                    Title: Member



                                 HEALTH CARE EXECUTIVE PARTNERS, L.P.

                                 By:  FERRER FREEMAN THOMPSON
                                      & CO. LLC, its General Partner


                                 By:/s/ David A. Freeman
                                    ---------------------------------
                                    Name:  David A. Freeman
                                    Title: Member

                                                                 Schedule I
                                                                 ----------

                     Health Care Capital Partners, L.P.
                      Directors and Executive Officer
                      -------------------------------

Name                             Principal Occupation

Carlos A. Ferrer                 Member of Ferrer Freeman Thompson
                                   & Co. LLC, general partner of
                                 Health Care Capital Partners L.P. and
                                 Health Care Executive Partners L.P.

David A. Freeman                 Member of Ferrer Freeman Thompson
                                   & Co. LLC, general partner of
                                 Health Care Capital Partners L.P. and
                                 Health Care Executive Partners L.P.

Robert T. Thompson               Member of Ferrer Freeman Thompson
                                   & Co. LLC, general partner of
                                 Health Care Capital Partners L.P. and
                                 Health Care Executive Partners L.P.

                                                                Schedule II
                                                                -----------

                           Joint Filing Agreement
                           ----------------------

     In accordance with Rule 13d-1(k) of Regulation 13D of the Securities

Exchange Act of 1934, as amended, the persons or entities below agree to the joint filing on behalf of each of them of this Statement on Schedule

13D (including any and all amendments thereto) with respect to the Common

Stock of America Service Group Inc. and further agree that this Joint

Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement as of 26th day of January, 1999.


                                 HEALTH CARE CAPITAL PARTNERS, L.P.

                                 By:  FERRER FREEMAN THOMPSON
                                      & CO. LLC, its General Partner


                                 By:/s/ David A. Freeman
                                    ---------------------------------
                                    Name:  David A. Freeman
                                    Title: Member



                                 HEALTH CARE EXECUTIVE PARTNERS, L.P.

                                 By:  FERRER FREEMAN THOMPSON
                                      & CO. LLC, its General Partner


                                 By:/s/ David A. Freeman
                                    ---------------------------------
                                    Name:  David A. Freeman
                                    Title: Member

                               EXHIBIT INDEX
                               -------------

Exhibit No.
-----------

1.          Securities Purchase Agreement, dated
            January 26, 1999, among the Issuer, HCCP and HCEP, including as exhibits thereto the forms of the Notes, Warrant
            Agreements, Certificate of Designation,
            Registration Rights Agreement and Letter
            Voting Agreement.

2.          Standstill Agreement.

                                                                  EXHIBIT 1


                       SECURITIES PURCHASE AGREEMENT

                                   AMONG

                        AMERICA SERVICE GROUP INC.,

                     HEALTH CARE CAPITAL PARTNERS L.P.

                                    AND

                    HEALTH CARE EXECUTIVE PARTNERS L.P.




                        Dated as of January 26, 1999

                             TABLE OF CONTENTS

                                                                      Page

1.    Issuance and Sale of Notes, Warrants and Preferred Stock..........1
      1.1.  Issuance, Purchase and Sale of Notes, Warrants and
            Preferred Stock.............................................1
      1.2.  Closing.....................................................2
      1.3.  Conditions to Closing.......................................2
      1.4.  Deliveries at Closing.......................................4
      1.5.  Mergers and Acquisition Advisory Fee........................5
2.    Representations and Warranties of the Company.....................5
      2.1.  Organization and Qualification..............................5
      2.2.  Due Authorization...........................................5
      2.3.  Subsidiaries................................................6
      2.4.  SEC Reports.................................................6
      2.5.  Financial Statements........................................6
      2.6.  Actions Pending; Compliance with Laws.......................7
      2.7.  Title to Properties; Insurance..............................8
      2.8.  Governmental Consents, etc..................................8
      2.9.  Holding Company Act and Investment Company Act..............9
      2.10. Acquisition Agreement.......................................9
      2.11. Conflicting Agreements and Charter Provisions...............9
      2.12. Capitalization.............................................10
      2.13. Disclosure.................................................11
      2.14. Status of Securities.......................................11
      2.15. Registration Under Exchange Act............................11
      2.16. ERISA......................................................12
      2.17. Possession of Franchises, Licenses, etc....................12
      2.18. Environmental Matters......................................13
      2.19. Certain Agreements.........................................14
      2.20. Offering of Notes, Preferred Stock and Warrants............15
      2.21. Use of Proceeds............................................15
      2.22. Unlawful Use of Proceeds...................................15
      2.23. Intellectual Property Rights...............................16
      2.24. Related Transactions.......................................16
      2.25. No Brokerage or Finder's Fees..............................17
      2.26. "Year 2000"................................................17
      2.27. Taxes......................................................17
      2.28. Vote Required..............................................18
      2.29. Medicare and Medicaid......................................18
      2.30. Property...................................................18
3.    Representations and Warranties of the Purchasers.................18
      3.1.  Organization and Qualification.............................18
      3.2.  Due Authorization..........................................18
      3.3.  Conflicting Agreements and Other Matters...................19
      3.4.  Acquisition for Investment.................................19
      3.5.  Brokers or Finders.........................................19
      3.6.  Accredited Investor........................................19
      3.7.  HSR Notification...........................................20
4.    Registration, Exchange and Transfer of Notes.....................20
      4.1.  Authorized Denominations of Notes..........................20
      4.2.  The Note Register; Persons Deemed Owners...................20
      4.3.  Issuance of New Notes Upon Exchange or Transfer............20
      4.4.  Lost, Stolen, Damaged and Destroyed Notes..................20
5.    Payment of Notes.................................................21
      5.1.  Home Office Payment........................................21
      5.2.  Limitation on Interest.....................................21
      5.3.  Interest...................................................21
      5.4.  Business Day...............................................22
6.    Covenants of the Company.........................................22
      6.1.  Financial Covenants........................................22
      6.2.  Limitation on Convertible Securities and Equity
            Securities.................................................22
      6.3.  Merger; Purchase and Sale of Assets........................22
      6.4.  Dividends and Distributions................................23
      6.5.  Compliance with Laws.......................................23
      6.6.  Limitation on Agreements...................................24
      6.7.  Preservation of Franchises and Existence...................24
      6.8.  Insurance..................................................24
      6.9.  Payment of Taxes and Other Charges.........................25
      6.10. Financial Statements and Other Reports.....................25
      6.11. Inspection of Property.....................................26
      6.12. Board Membership...........................................26
      6.13. Lost, Stolen, Damaged and Destroyed Stock
            Certificates...............................................28
      6.14. HSR........................................................28
      6.15. Certain Tax Matters........................................29
      6.16. [Intentionally Omitted]....................................30
      6.17. Notice of Breach...........................................30
      6.18. Limitation on Transactions with Affiliates.................30
      6.19. Stockholders Meeting.......................................30
      6.20. Proxy Statement............................................31
      6.21. Financial Covenants........................................31
      6.22. Limitation on Indebtedness.................................31
      6.23. Limitation on Other Senior Subordinated Indebtedness.......31
      6.24. Limitation on Guarantees of Indebtedness by
            Subsidiaries...............................................31
      6.25. Limitation on Issuances and Sales of Subsidiary Stock......31
      6.26. Limitation on Liens Securing Pari Passu Indebtedness
            or Subordinated Indebtedness...............................32
      6.27. Limitation on Dividends and other Payment
            Restrictions Affecting Subsidiaries........................32
      6.28. Limitation on Investments..................................33
      6.29. Mergers, Consolidations and Certain Sales of Assets........33
      6.30. NASDAQ Approval............................................32
      6.31. Redemption of Redeemable Common Stock......................32
7.    Nondisclosure of Confidential Information........................34
8.    Events of Default and Remedies...................................35
      8.1.  Events of Default..........................................35
      8.2.  Acceleration of Maturity...................................37
      8.3.  Other Remedies.............................................38
      8.4.  Conduct No Waiver; Collection Expenses.....................40
      8.5.  Annulment of Acceleration..................................40
      8.6.  Remedies Cumulative........................................40
      8.7.  Limitations................................................41
9.    Redemption.......................................................41
      9.1.  Optional Redemption........................................41
      9.2.  Change of Control..........................................41
10.   Conversion.......................................................42
      10.1. Holder's Option to Convert into Preferred Stock............42
      10.2. Company's Option to Convert................................42
      10.3. Exercise of Conversion Privilege...........................43
      10.4. Fractions of Shares; Interest..............................44
      10.5. Reservation of Stock.......................................44
11.   Subordination of Notes...........................................44
      11.1. Subordination of Notes to Senior Indebtedness..............44
      11.2. Proofs of Claim of Holders of Senior Indebtedness;
            Voting.....................................................48
      11.3. Rights of Holders of Senior Indebtedness Unimpaired........48
      11.4. Effects of Event of Default................................48
      11.5. Company's Obligations Unimpaired...........................48
      11.6. Subrogation................................................49
      11.7. Avoided Payments in Respect of Senior Indebtedness of
            the Company................................................49
      11.8. Independence of Provisions.................................49
      11.9. Reliance by Certain Holders of Senior Indebtedness of
            the Company; Amendments and Modifications..................50
12.   Interpretation...................................................50
      12.1. Definitions................................................50
      12.2. Accounting Principles......................................68
13.   Miscellaneous....................................................68
      13.1. Payments...................................................68
      13.2. Severability...............................................69
      13.3. Specific Enforcement.......................................69
      13.4. Entire Agreement...........................................69
      13.5. Counterparts...............................................69
      13.6. Notices and Other Communications...........................69
      13.7. Amendments.................................................70
      13.8. Cooperation................................................70
      13.9. Successors and Assigns.....................................71
      13.10.Expenses and Remedies......................................71
      13.11.Survival of Representations and Warranties.................72
      13.12.Transfer of Securities.....................................72
      13.13.Governing Law..............................................73
      13.14.Publicity..................................................73
      13.15.Signatures.................................................74

                                  SCHEDULES
                                  ---------

Schedule 2.3               Subsidiaries of the Company
Schedule 2.7               Insurance Policies
Schedule 2.12(a)           Options Outstanding
Schedule 2.12(b)           Capitalization of the Company
Schedule 2.18              Environmental Matters
Schedule 2.19(a)           Certain Agreements
Schedule 2.19(b)           Related Agreements
Schedule 2.23              Intellectual Property Rights Matters
Schedule 2.24              Related Transactions



                                   EXHIBITS
                                   --------

Exhibit A-1                Form of Notes issuable by the Company to HCCP
Exhibit A-2                Form of Notes issuable by the Company to HCEP
Exhibit B-1                Form of Warrants issuable by the Company to HCCP
Exhibit B-2                Form of Warrants issuable by the Company to HCEP
Exhibit C                  Opinion Matters of King & Spalding
Exhibit D                  Certificate of Designation of Preferred Stock
Exhibit E                  Registration Rights Agreement among the Company,
                               HCCP and HCEP
Exhibit F                  Letter Agreement

          THIS SECURITIES PURCHASE AGREEMENT, dated as of January 26, 1999 (this "Agreement"), among America Service Group Inc., a Delaware corporation (the "Company"), Health Care Capital Partners L.P., a Delaware limited partnership ("HCCP"), and Health Care Executive Partners L.P., a Delaware limited partnership ("HCEP," and together with HCCP, the "Purchasers").

          WHEREAS, the Company has agreed to acquire (the "Acquisition") all of the outstanding shares of capital stock of EMSA Government Services, Inc. ("EMSA") from InPhyNet Administrative Services, Inc. (the "Seller") pursuant to a Stock Purchase Agreement, dated as of December 18, 1998 (the "Acquisition Agreement"), between the Company and the Seller.

          WHEREAS, in connection with the financing of the Acquisition the Purchasers wish to purchase from the Company, and the Company wishes to sell to the Purchasers, Subordinated Convertible Bridge Notes due January 26, 2000 (the "Notes") in the aggregate principal amount set forth herein with detachable warrants (the "Warrants") to purchase shares of the Company's Common Stock, par value $0.01 per share (the "Common Stock"), upon the terms set forth herein, and Series A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock"), in the amount and upon the terms set forth herein;

          WHEREAS, the Notes shall be convertible (under the circumstances described herein) into shares of the Preferred Stock and the Preferred Stock shall be convertible into shares of Common Stock; the Notes, the Warrants and the Preferred Stock are referred to collectively as the "Purchased Securities" or "Convertible Securities"; and the Convertible Securities and the Common Stock are referred to collectively as the "Securities" (for the definition of certain other capitalized terms, please refer to Section 12 hereof); and

          WHEREAS, the Purchasers and the Company desire to provide for such purchase and sale and to establish various rights and obligations in connection therewith.

          NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein set forth, the parties hereto agree as follows:

     1.   Issuance and Sale of Notes, Warrants and Preferred Stock
          --------------------------------------------------------

          1.1. Issuance, Purchase and Sale of Notes, Warrants and Preferred Stock. Upon the terms set forth herein, the Company will sell to the Purchasers, and the Purchasers will purchase from the Company, Notes in the aggregate principal amount of $15,000,000 (the "Initial Principal Balance") with the associated Warrants to purchase 135,000 shares of Common Stock and 50,000 shares of Preferred Stock at an aggregate price of $5,000,000 (the "Preferred Stock Consideration," together with the Initial Principal Balance, the "Purchase Price"). Each Note shall be in the form of Exhibits A-1 and A-2 hereto and the Warrants shall be in the form set forth in Exhibits B-1 and B-2 hereto.

          1.2. Closing. The closing of the transactions contemplated hereby (the "Closing") will take place at the offices of King & Spalding, Atlanta, Georgia, at 9:00 a.m. on January 26, 1999 or on such other date as shall be mutually agreed by the Company and the Purchasers (the "Closing Date").

          1.3. Conditions to Closing. (a) The obligations of the Company and the Purchasers to consummate the transactions contemplated hereby at the Closing are subject to the satisfaction of the following conditions: no temporary restraining order, preliminary or permanent injunction or other order or decree which prevents the consummation of the transactions contemplated hereby shall have been issued and remain in effect, and no statutes, rules or regulations shall have been enacted by any governmental authority (of the United States or otherwise) which prevents the consummation of the transactions contemplated hereby.

               (b) The obligations of the Purchasers to consummate the transactions contemplated hereby at the Closing are subject to the satisfaction or waiver of the following conditions:

                    (i) the representations and warranties of the Company set forth in Section 2 of this Agreement shall be true and correct in all material respects as of the date when made and (unless made as of a specified date) as of the Closing Date; and the Company shall have performed in all material respects its covenants set forth in this Agreement to be performed prior to the Closing Date and shall not have taken any action which (if any shares of Preferred Stock or the Notes were outstanding) would violate any provision of the Certificate of Designation or this Agreement, as the case may be;

                    (ii) King & Spalding, counsel to the Company, shall have delivered to the Purchasers an opinion (the "Opinion of Counsel") dated the Closing Date with respect to the matters set forth in Exhibit C hereto;

                    (iii) the Company shall have received and delivered to the Purchasers a copy of the opinion from SunTrust Equitable Securities Corporation ("SESC"), in form and substance satisfactory to the Purchasers dated as of December 18, 1998, to the effect that the terms of the Acquisition Agreement, this Agreement, each document contemplated by this Agreement (the "Transaction Documents") and the Revolving Credit Agreement (the "Revolving Credit Facility") to be entered among the Company, the lenders identified therein (the "Lenders") and NationsBank, N.A. ("NationsBank"), as administrative agent and as issuing bank (the "Revolving Credit Agreement"), taken as a whole, are fair, from a financial point of view, to the Company (the "Fairness Opinion");

                    (iv) the Company and the Purchasers shall have entered into a warrant agreement in the form of Exhibit B hereto (the "Warrant Agreement");

                    (v) simultaneously with the Closing, the Company shall have duly authorized and executed a certificate of designation substantially in the form of Exhibit D hereto, setting forth the rights and preferences of the Preferred Stock (the "Certificate of Designation"), and the Certificate of Designation shall have been filed with the Secretary of State of the State of Delaware in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), which Certificate of Designation shall amend and supplement the Amended and Restated Certificate of Incorporation, as amended, of the Company (the Amended and Restated Certificate of Incorporation, as amended, including such Certificate of Designation, the "Certificate of Incorporation");

                    (vi) the Company shall have paid (X) to FFT the Advisory Fee and (Y) to the Purchasers the expenses, both as provided in Section 1.5;

                    (vii) the Common Stock to be issued upon conversion of the 50,000 shares of Preferred Stock to be issued on the Closing Date or upon exercise of the Warrants shall have been approved for quotation on the National Association of Securities Dealers, Inc. Automated Quotation System ("Nasdaq") National Market, subject to official notice of issuance;

                    (viii) the Purchasers shall have received true, complete and correct copies of such agreements, schedules, exhibits, certificates, documents, financial information and filings as it may reasonably request in connection with the Transaction Documents, all in form and substance reasonably satisfactory to the Purchasers;

                    (ix) the Purchasers shall have received true copies of all consents, licenses and approvals required in connection with the execution, delivery, performance, validity and enforceability of this Agreement and the Transaction Documents, and such consents, licenses and approvals shall be in full force and effect and shall be reasonably satisfactory in form and substance to the Purchasers;

                    (x) there shall not have occurred prior to the Closing Date (x) any Material Adverse Change as determined by Ferrer Freeman Thompson & Co. ("FFT"), the general partner of the Purchasers, in its reasonable judgment or (y) the legal inability of the Company to issue and deliver to the Purchasers the Purchased Securities;

                    (xi) all proceedings taken in connection with the issuance and sale of the Securities and the transactions contemplated hereby and all documents and papers relating thereto shall be reasonably satisfactory in form and substance to FFT. The Purchasers shall have received copies of such documents and papers as FFT may reasonably request in connection with this Agreement;

                    (xii) at Closing, the Company shall have executed a registration rights agreement in the form of Exhibit E hereto (the "Registration Rights Agreement");

                    (xiii) (a) the Purchasers shall have received executed or conformed copies of any amendments to the Acquisition Agreement on or prior to the Closing Date, the terms and conditions of which shall be in all respects reasonably satisfactory to FFT, (b) the Acquisition Agreement and the Revolving Credit Facility shall be in full force and effect and no material term or condition thereof shall have been amended, modified or waived after the execution thereof without the prior written approval of FFT, (c) none of the applicable parties shall have failed in any respect to perform any material obligation or covenant required by the Acquisition Agreement or the Revolving Credit Agreement to be performed or complied with by it on or before the Closing Date, in each case as materiality shall be determined by FFT in its sole judgment and (d) all material conditions to the transactions contemplated by the Acquisition Agreement and the Revolving Credit Agreement set forth therein shall have been satisfied or the fulfillment of such conditions shall have been waived, in each case as materiality shall be determined by FFT in its sole judgment;

                    (xiv) the Company shall have delivered an Officer's Certificate detailing the sources and uses of all funds for the transactions occurring on the Closing Date, with proper wire instructions for the Purchasers for the application of the proceeds from the issuances of the Purchased Securities on the Closing Date, all in form and substance satisfactory to FFT;

                    (xv) the Company shall have delivered a letter agreement in the form of Exhibit F hereto executed by Scott L. Mercy; and

                    (xvi) the Purchasers shall have received an Officer's Certificate in form and substance satisfactory to the Purchasers from the Company confirming the foregoing matters and any other evidence requested by the Purchasers in support thereof.

          1.4. Deliveries at Closing. At the Closing, the Company shall deliver to the Purchasers, against payment in full of the Purchase Price,
(a) Notes in the form of Exhibit A in such denominations as the Purchasers have requested, dated the Closing Date hereof and registered in the names requested by the Purchasers, in an aggregate principal amount corresponding to the Initial Principal Balance, (b) Warrants in the form of Exhibit B and
(c) stock certificates registered in the names requested by the Purchasers representing 50,000 shares of Preferred Stock.

          The Closing of the purchase and sale of the Purchased Securities shall be deemed to have taken place in the State of New York.

          1.5. Mergers and Acquisition Advisory Fee. The Company shall pay FFT on the date hereof a fee related to mergers and acquisition advice provided to the Company by FFT ("Advisory Fee") of $1,000,000 and shall, subject to the limitations set forth in Section 13.10(a), reimburse all of the Purchasers' reasonable out-of-pocket expenses (including, without limitation, reasonable fees, charges, disbursements of counsel and travel expenses) incurred in connection with (i) the negotiation, execution and delivery of this Agreement and the Transaction Documents and the Purchasers' due diligence investigation and (ii) the transactions contemplated by this Agreement and the other Transaction Documents, which payments shall be made by wire transfer to an account specified by the Purchasers.

     2.   Representations and Warranties of the Company
          ---------------------------------------------

          The Company represents and warrants as of the date hereof as follows:

          2.1. Organization and Qualification. Each of the Company and its Subsidiaries is a corporation or other entity duly organized and existing in good standing under the laws of its jurisdiction of organization and has the power to own its respective property and to carry on its respective business as now being conducted. Each of the Company and its Subsidiaries is duly qualified to do business and in good standing in every jurisdiction in which the nature of the respective business conducted or property owned by it makes such qualification necessary and where the failure so to qualify would have a Material Adverse Effect.

          2.2. Due Authorization. The execution and delivery of this Agreement, the Registration Rights Agreement, the Warrant Agreement and the Notes and the issuance, sale and delivery of the Purchased Securities and the Common Stock issuable upon conversion of the Preferred Stock, upon conversion of the Preferred Stock issuable upon conversion of the Notes and upon exercise of the Warrants and compliance by the Company with all the provisions of this Agreement, the Registration Rights Agreement, the Warrant Agreement, the Certificate of Designation and the Convertible Securities (i) are within the corporate power and authority of the Company;
(ii) except for the Stockholder Approval (as defined below), do not or will not require the approval or consent of the stockholders of the Company; and
(iii) have been authorized by all requisite corporate proceedings on the part of the Company. This Agreement, the Notes, the Registration Rights Agreement and the Warrant Agreement have been duly executed and delivered by the Company and constitute valid and binding agreements of the Company, enforceable in accordance with their respective terms, except that (x) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights, and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. The Company has furnished to the Purchasers true and correct copies of the Company's Amended and Restated Certificate of Incorporation and its Amended and Restated By-Laws ("By-Laws") as in effect on the date of this Agreement.

          2.3. Subsidiaries. The Subsidiaries of the Company, all of which are (or upon closing of the Acquisition will be) wholly owned by the Company, directly or indirectly, together with their jurisdiction of incorporation or formation, are as set forth on Schedule 2.3 hereto.

          2.4. SEC Reports. The Company has filed all registration statements, proxy statements, reports and other documents required to be filed by it under the Securities Act and the Exchange Act since December 31, 1995; and the Company has furnished the Purchasers copies of its Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "1997 Form 10-K"), Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 30, 1998 and all proxy statements, registration statements and reports under the Securities Act and the Exchange Act filed by the Company after such date, each as filed with the Commission (collectively, the "SEC Reports"). Each SEC Report was in substantial compliance with the requirements of its respective report form and did not on the date of filing contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and as of the date hereof there is no fact not disclosed in the SEC Reports which is peculiar to the Company and which would have a Material Adverse Effect.

          2.5. Financial Statements. The audited consolidated balance sheet and statements of operations, stockholders' equity and cash flows of the Company for the year ended December 31, 1997 (including the related notes thereto), together with the unqualified report of Ernst & Young LLP ("E&Y") (the "1997 Financial Statements") and the financial statements included in the SEC Reports (including any related schedules and/or notes) have been prepared in accordance with generally accepted accounting principles consistently followed (except as indicated in the notes thereto) throughout the periods involved and fairly present the consolidated financial condition, results of operations and changes in stockholders' equity of the Company and its Subsidiaries as of the dates thereof and for the periods ended on such dates (in each case subject, as to interim statements, to changes resulting from year-end adjustments, none of which will be material in amount or effect), and the Company has no material liabilities or obligations, contingent or otherwise, not reserved against or otherwise disclosed in the latest quarterly financial statements included in the SEC Reports, other than any such liabilities contemplated hereby or which were incurred in the ordinary course of business since September 30, 1998. Since September 30, 1998, the Company and its Subsidiaries have operated their respective businesses only in the ordinary course and no event has occurred which has or is reasonably likely to have a Material Adverse Effect, other than changes disclosed or referred to in the SEC Reports or the 1997 Financial Statements. The projections and other financial analyses of the Company provided to the Purchasers were prepared on the basis set forth therein, and there are no statements or conclusions in any such projections or financial analyses which are based upon or include information known to the Company to be misleading or which fail to take into account information regarding the matters reported therein. The Company believes that the projections are reasonable, although it is recognized that actual results may differ therefrom. Such projections and other financial analyses constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The projections and financial analyses are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to the Company that could cause actual results to differ materially from those in such forward-looking statements are set forth in the 1997 Form 10-K under the caption "Cautionary Statements."

          2.6. Actions Pending; Compliance with Laws. There is no action, suit, investigation or proceeding pending or, to the knowledge of the Company, threatened by any public official or governmental authority, against the Company or any of its Subsidiaries or any of their respective properties or assets by or before any court, arbitrator or governmental body, department, commission, board, bureau, agency or instrumentality (collectively, "Litigation"), which questions the validity or enforceability of, or seeks to enjoin or invalidate this Agreement, the Registration Rights Agreement, the Warrant Agreement, the Certificate of Designation or the Convertible Securities or any action taken or to be taken pursuant hereto or thereto, which, if adversely determined, would result in any Material Adverse Effect, except for any Litigation set forth in the SEC Reports or the 1997 Financial Statements, and neither the Company nor any of its Subsidiaries is in default in any material respect with respect to any judgment, order, writ, injunction, decree or award. The Company and each Subsidiary is in compliance with all applicable federal, state, local and foreign laws, statutes, orders, rules, regulations, policies or guidelines promulgated, or judgments, decisions or orders entered by any governmental authority (collectively, "Applicable Laws") relating to the Company or any Subsidiary or their respective business or properties, including, without limitation, social security laws, workers' protection laws, laws regarding the provision of insurance, health maintenance organization, corporate practice of medicine, third party administration and primary health care services, the Occupational Safety and Health Act and the regulations promulgated thereunder ("OSHA"), and all rules of professional conduct applicable to the Company or any Subsidiary by which any of its properties are bound or subject, except where the failure to be in compliance therewith would not have a Material Adverse Effect.

          2.7. Title to Properties; Insurance. Except for Permitted Liens (as defined in the Revolving Credit Agreement as in effect on the date hereof), the Company and its Subsidiaries have good and valid title to, or, in the case of property leased by any of them as lessee, a valid and subsisting leasehold interest in, their respective properties and assets, free of all liens and encumbrances other than those referred to in the 1997 Financial Statements, except in each case for such defects in title and such other liens and encumbrances which are disclosed in the SEC Reports or the 1997 Financial Statements or which do not in the aggregate materially detract from the value to the Company of the properties and assets of the Company and its Subsidiaries taken as a whole. The Company and its Subsidiaries maintain insurance in such amounts, including self-insurance, retainage and deductible arrangements, and of such a character as is reasonable for companies engaged in the same or similar business, including directors' and officers' liability and medical professional liability insurance. Schedule 2.7 sets forth a complete and correct list of all such policies, including the amount of all policy limits and deductibles.

          2.8. Governmental Consents, etc. The Company is not required to obtain any consent, approval or authorization of, or to make any declaration or filing with, any governmental authority as a condition to or in connection with the valid execution, delivery and performance of this Agreement, the Warrant Agreement, the Registration Rights Agreement and the Notes and the valid offer, issue, sale or delivery of the Securities, or the performance by the Company of its obligations in respect thereof, except for (a) the filing with the Secretary of State of the State of Delaware of the Certificate of Designation which will be made simultaneously with the Closing; (b) any filings required to effect any registration of the Common Stock pursuant to the Registration Rights Agreement; (c) approval by the Company's stockholders representing a majority of the shares of Common Stock (excluding shares Beneficially Owned by the Purchasers) present and voting at a meeting duly called and convened by the Company (the "Stockholder Approval") of the issuance of the shares of Preferred Stock, the shares of Preferred Stock issuable upon conversion of the Notes and the shares of Common Stock issuable upon conversion or exercise of the Convertible Securities contemplated by this Agreement (the "Stock Issuance"), of which the number of shares of Common Stock to be issued will be in excess of 20% of the number of shares of Common Stock outstanding without regard to the shares of Common Stock issuable upon conversion of the Convertible Securities, as required by Rule 4310 of the NASD Manual; (d) the receipt of notice of early termination, or the expiration of, the applicable waiting period pursuant to the HSR Act (the "HSR Approval"); and (e) any filings required pursuant to state and federal securities laws which will be timely made after the Closing hereunder.

          2.9. Holding Company Act and Investment Company Act. Neither the Company nor any Subsidiary is: (i) a "public utility company" or a "holding company," or an "affiliate" or a "subsidiary company" of a "holding company," or an "affiliate" of such a "subsidiary company," as such terms are defined in the Public Utility Holding Company Act of 1935, as amended, or (ii) a "public utility," as defined in the Federal Power Act, as amended, or (iii) an "investment company" or an "affiliated person" thereof or an "affiliated person" of any such "affiliated person," as such terms are defined in the Investment Company Act of 1940, as amended.

          2.10. Acquisition Agreement. The copy of the Acquisition Agreement provided by the Company to the Purchasers (a) is a true and correct copy thereof, (b) has not been amended or modified and (c) is in full force and effect and will be in full force and effect as of the Closing Date. On the Closing Date, each of the representations and warranties made by the Company and, to the knowledge of the Company, the Seller in the Acquisition Agreement will be true and correct in all material respects, (without regard to any waiver thereof). All consents, approvals and authorizations of, and filings, registrations and qualifications (collectively, "Consents") with, any governmental authority on the part of the Company and, to the knowledge of the Company, EMSA and the Seller required in connection with the consummation of the Acquisition will have been obtained or made and remain in full force and effect as of the Closing Date, except for Consents the failure to obtain which will not
(i) have a Material Adverse Effect, (2) impair the ability of the Company to perform its obligations under the Transaction Documents or (3) delay or prevent the consummation of the Acquisition or the transactions contemplated hereunder.

          2.11. Conflicting Agreements and Charter Provisions. None of (i) the execution and delivery of this Agreement, the Warrant Agreement, the Registration Rights Agreement and the Notes and the issuance of the Securities; (ii) the fulfillment of and compliance with the terms and provisions hereof and thereof and of the Securities; (iii) the payment of dividends on shares of Preferred Stock and the redemption of the Notes and Preferred Stock as contemplated by the Governing Instruments out of funds legally available therefor; and (iv) except with respect to the Stockholder Approval and the HSR Approval, the conversion or exercise, as the case may be, of the Convertible Securities as contemplated by the Governing Instruments will conflict with or result in a breach of the terms, conditions or provisions of, or give rise to a right of termination under, or constitute a default under, or result in any violation of, the Certificate of Incorporation or By-laws of the Company or any mortgage, agreement, instrument, order, judgment, decree, statute, law, rule or regulation to which the Company or any of its Subsidiaries or any of their respective property is subject, except that the payment of cash dividends on shares of Preferred Stock and the redemption of the Notes may conflict with certain covenants in the Revolving Credit Agreement. Neither the Company nor any of its Subsidiaries is in default under any outstanding indenture or other debt instrument or with respect to the payment of principal of or interest on any outstanding obligation for borrowed money, is in default under any of their respective contracts or agreements, or under any instrument by which the Company or any of its Subsidiaries is bound, in each case which default would have a Material Adverse Effect.

          2.12. Capitalization. (a) Immediately prior to the Closing and the consummation of the Acquisition, the Company has no outstanding Senior or Subordinated Indebtedness and the authorized capital stock of the Company consists solely of (i) 10,000,000 shares of the Common Stock of which (x) 3,574,077 shares are issued and outstanding as of December 31, 1998 and (y) 1,474,408 shares were reserved for issuance upon the exercise of options granted or issuable by the Company or pursuant to the Company's Employee Incentive Stock Plan or pursuant to the Company's Employee Stock Purchase Plan; and (ii) 2,000,000 shares of preferred stock, par value $.01 per share, of which none are outstanding. All of the outstanding shares of Common Stock have been validly issued and are fully paid and nonassessable. No class of capital stock of the Company is entitled to preemptive or similar rights. Except for the securities referred to in the first sentence of this Section 2.12 and the options listed on Schedule 2.12(a) hereto, there are no outstanding subscriptions, options, warrants, puts, calls, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, shares of any class of capital stock of the Company, or contracts, commitments, understandings, or arrangements by which the Company is or may become bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any shares of its capital stock. Since September 30, 1998, the Company has not issued any additional shares of capital stock, other than pursuant to the exercise of outstanding stock options pursuant to the Company's Employee Incentive Stock Plan or pursuant to the Company's Employee Stock Purchase Plan or as contemplated by
Schedule 2.12(a), nor has the Company changed the amount of its authorized capital stock or subdivided or otherwise changed any shares of any class of its capital stock, whether by way of reclassification, recapitalization, stock split or otherwise, or issued or reissued, or agreed to issue or reissue, any of its capital stock. Except as contemplated by this Agreement, the Company has not agreed to register any securities under the Securities Act or under any state securities law or granted registration rights to any person or entity. There are no voting trusts, stockholders agreements, proxies or other similar agreements or understandings in effect to which the Company is a party or of which it has knowledge with respect to the voting or transfer of any of the shares of Common Stock. To the extent that any rights, options or warrants to acquire any securities of the Company are outstanding, none of (i) the issuance and sale of the Purchased Securities pursuant to this Agreement, (ii) the conversion of the Notes into Preferred Stock or (iii) the issuance of the Common Stock upon conversion of the Preferred Stock, upon conversion of the Preferred Stock issuable upon conversion of the Notes or upon exercise of the Warrants will result in an adjustment of the exercise price or number of shares issuable upon the exercise in respect of any such rights, options or warrants.

               (b) After the Closing and the consummation of the Acquisition, the capitalization of the Company will be as set forth in
Schedule 2.12(b) hereto.

          2.13. Disclosure. Neither this Agreement nor any certificate, instrument or written statement furnished or made to the Purchasers by or on behalf of the Company in connection with this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein and therein misleading. There is no fact which the Company has not disclosed to the Purchasers or their counsel in writing and of which the Company is aware which materially and adversely affects or which could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations under this Agreement.

          2.14. Status of Securities. The Securities have been duly authorized by all necessary corporate action on the part of the Company (other than the Stockholder Approval and HSR Approval, no consent or approval of stockholders being required by law, the Certificate of Incorporation or the By-Laws of the Company or otherwise), and, assuming receipt of Stockholder Approval, the Preferred Stock issuable upon conversion of the Notes, and the Common Stock issuable upon conversion of the Preferred Stock, upon conversion of the Preferred Stock issuable upon conversion of the Notes or upon the exercise of the Warrants, as the case may be, will be validly issued and outstanding, fully paid and nonassessable, and the issuance of such Preferred Stock or Common Stock is not and will not be subject to preemptive rights of any other stockholder of the Company. Such shares of Preferred Stock and such shares of Common Stock have been validly reserved for issuance.

          2.15. Registration Under Exchange Act. The Company has not registered the Notes, the Warrants or the Preferred Stock as a class pursuant to Section 12 of the Exchange Act. Neither the Notes, the Warrants nor the Preferred Stock will be registered as such class and such registration is not required except as otherwise required by the provisions of the Registration Rights Agreement.

          2.16. ERISA. No accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, exists with respect to any Pension Plan and each Pension Plan has been maintained in compliance with minimum funding standards of ERISA and the Code (other than a Multiemployer Plan). No liability to the PBGC or any other entity has been, or is reasonably likely to be, incurred with respect to any Pension Plan or Employee Benefit Plan (other than a Multiemployer
Plan) by the Company, any of its Subsidiaries or any ERISA Affiliate which would have a Material Adverse Effect on the Company, its Subsidiaries and any ERISA Affiliate. Neither the Company nor any of its Subsidiaries and any ERISA Affiliate has incurred, or is reasonably likely to incur, any withdrawal liability (including contingent withdrawal liability) under Title IV of ERISA with respect to any Multiemployer Plan which would have a Material Adverse Effect on the Company, its Subsidiaries or its ERISA Affiliates and if the Company, its Subsidiaries and ERISA Affiliates were to completely withdraw as of the date hereof from each Multiemployer Plan in which they participate, the Company, its Subsidiaries and its ERISA Affiliates would not incur any material withdrawal liability under Title IV of ERISA. Neither the Company nor any of its Subsidiaries has any obligation to provide post-retirement health benefits to any employee or former employee. No fiduciary of any Employee Benefit Plan maintained or contributed to by the Company or any of its Subsidiaries, for the benefit of their respective employees has engaged or caused any Employee Benefit Plan to engage in any transaction prohibited by Section 4975 of the Code or
Section 406 of ERISA which is reasonably likely to subject the Company or any Subsidiary or any entity the Company or any Subsidiary has an obligation to indemnify to any tax or penalty imposed under Section 4975 of the Code or Section 406 of ERISA. Each Employee Benefit Plan has been maintained and administered in compliance with all applicable law including ERISA and the Code in all material respects. Each Employee Benefit Plan and Pension Plan (and each related trust, if any) which is intended to be qualified under Section 401(a) of the Code is so qualified and has received a determination letter from the Internal Revenue Service to such effect, and no circumstances exist which could reasonably be expected to affect such qualification.

          2.17. Possession of Franchises, Licenses, etc. The Company and its Subsidiaries possess all franchises, certificates, licenses, permits and other authorizations from governmental or political subdivisions or regulatory authorities and all patents, trademarks, service marks, trade names, copyrights, licenses and other rights that are necessary in any material respect to the Company and its Subsidiaries taken as a whole for the ownership, maintenance and operation of their respective properties and assets, and neither the Company nor any of its Subsidiaries is in violation of any thereof in any material respect.

          2.18. Environmental Matters. Except as listed in Schedule 2.18:

               (a) There are, with respect to the Company and each Subsidiary, or any predecessor of the foregoing, no past or present material violations of Environmental Law, nor any actions, activities, circumstances, conditions, events, incidents, or contractual obligations which may give rise to any liability pursuant to any Environmental Law and neither the Company nor any of its Subsidiaries has received any notice with respect to any of the foregoing, nor is any Litigation pending or threatened in connection with any of the foregoing.

               (b) No Hazardous Materials are present on or about any real property currently leased or used by the Company or any of its Subsidiaries and no Hazardous Materials were present on or about any real property previously owned, leased or used by the Company or any its Subsidiaries during the period the property was owned, leased or used by the Company or any of its Subsidiaries, except in the normal course of the Company's or any such Subsidiary's business; provided, however, that no representation or warranty is made regarding the presence or absence of Hazardous Materials at prison facilities used by the Company or its Subsidiaries if
(i) (A) the Company has no knowledge of such Hazardous Materials, and (B) such Hazardous Materials were not produced by or used in the business of the Company or any of its Subsidiaries, or (ii) the presence of such Hazardous Materials would not, individually or in the aggregate, have a Material Adverse Effect.

               (c) No Hazardous Materials have been released on or about, or where they may pose a threat of migration to, any real property currently leased or used by the Company or any of its Subsidiaries and no Hazardous Materials were released on or about any real property previously owned, leased or used by the Company or any of its Subsidiaries during the period the property was owned, leased or used by the Company or any of its Subsidiaries, except as may be required in the normal course of business and in material compliance with applicable Environmental Law; provided, however, that no representation or warranty is made regarding the presence or absence of a release of Hazardous Materials at prison facilities used by the Company or its Subsidiaries if (i) (A) the Company has no knowledge of such Hazardous Material release, and (B) such Hazardous Materials were not released by the Company or any of its Subsidiaries, or (ii) where such release would not, individually or in the aggregate, have a Material Adverse Effect.

               (d) No asbestos-containing materials or PCBs are present on or about any property currently leased or used by the Company or any of its Subsidiaries; provided, however, that no representation or warranty is made regarding the presence or absence of such materials at prison facilities used by the Company or its Subsidiaries if (i) (A) the Company has no knowledge of such materials, and (B) such materials were not produced by or used in the business of the Company or any of its Subsidiaries, or (ii) the presence of such materials would not, individually or in the aggregate, have a Material Adverse Effect.

               (e) There are not now, nor have there ever been, any underground storage tanks or similar facilities ("Storage Facilities") of any kind on or under any real property currently or previously owned, leased or used by the Company or any of its Subsidiaries; provided, however, that no representation or warranty is made regarding the presence or absence of Storage Facilities at prison facilities used by the Company or its Subsidiaries if (i) (A) the Company has no knowledge of such Storage Facilities, and (B) such Storage Facilities were not used in the Company's business or (ii) where the presence of such Storage Facilities would not, individually or in the aggregate, have Material Adverse Effect.

          2.19. Certain Agreements. (a) Except as described in the SEC Reports or as set forth in Schedule 2.19(a) hereto, neither the Company nor any Subsidiary is a party to any written or oral contract, agreement, Guarantee, lease or executory commitment (each a "Contract") falling within any of the following categories: (i) Contracts which are service contracts or equipment leases involving payments by the Company or any Subsidiary of more than $50,000 per year, (ii) Contracts containing covenants purporting to limit the freedom of the Company or any Subsidiary to compete in any line of business in any geographic area or to hire any individual or group of individuals, (iii) Contracts relating to any outstanding commitment for capital expenditures in excess of $100,000, (iv) Contracts relating to the lease or sublease of or sale or purchase of real or personal property involving any annual expense or price in excess of $50,000 and not cancelable by the Company or any Subsidiary (without premium or penalty) within one month, (v) indentures, mortgages, promissory notes, loan agreements, Guarantees of amounts in excess of $100,000, letters of credit or other agreements or instruments of the Company or any Subsidiary or commitments for the borrowing or the lending of amounts in excess of $100,000 or by the Company or any Subsidiary or providing for any right of first refusal or the creation of any charge, security interest, encumbrance or lien upon any of the assets of the Company or any Subsidiary, and (vi) Contracts involving annual revenues or expenditures to the business of the Company or any Subsidiary, in excess of 5.0% of the Company's annual revenues. All such contracts are valid and binding obligations of the Company and each Subsidiary, as the case may be, and, to the knowledge of the Company and each Subsidiary, are the valid and binding obligation of each other party thereto except such Contracts which if not so valid and binding would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Company or any Subsidiary nor, to the knowledge of the Company or any Subsidiary, any other party thereto is in violation of or in default in respect of, nor has there occurred an event or condition which with the passage of time or giving of notice (or both) would constitute a default under any such Contract which in the judgment of the management of the Company would adversely affect the Company's ability to retain, renew or otherwise continue the Company's contractual relationship with the parties thereto, except for the loss of contractual relationships which would not have a Material Adverse Effect.

               (b) Except for Non-Disclosable Contracts and as described in the SEC Reports, Schedule 2.19(b) lists all Contracts to which the Company or any Subsidiary is a party with or for the benefit of any officer, director or Affiliate of the Company or any Subsidiary or Associate thereof, and the Company has provided to the Purchasers true and correct copies of each such Contract as currently in effect.

          2.20. Offering of Notes, Preferred Stock and Warrants. Neither the Company nor any Person acting on its behalf has offered the Notes, the Preferred Stock or the Warrants or any similar securities of the Company for sale to, solicited any offers to buy the Notes, the Preferred Stock or the Warrants or any similar securities of the Company from or otherwise approached or negotiated with respect to the Company with any Person other than the Purchasers. Neither the Company nor any Person acting on its behalf has taken or will take any action (including, without limitation, any offering of any securities of the Company under circumstances which would require the integration of such offering with the offering of the Notes, Preferred Stock and Warrants under the Securities Act and the rules and regulations of the Commission thereunder) which could reasonably be expected to subject the offering, issuance or sale of the Notes, Preferred Stock and Warrants to the registration requirements of Section 5 of the Securities Act.

          2.21. Use of Proceeds. The proceeds of the sale of the Purchased Securities will be used by the Company only (i) for the payment of fees and expenses in connection with the transactions contemplated hereunder and in the other Transaction Documents and (ii) to fund the payment of the purchase price of the Acquisition pursuant to the Acquisition Agreement.

          2.22. Unlawful Use of Proceeds. (a) The Company does not own, directly or indirectly, any "margin security", as defined in Regulation G issued by the Board of Governors of the Federal Reserve System (12 CFR Part
207); and the Company will not use any proceeds from the sale of the Purchased Securities for any purpose which would result in any transaction contemplated by this Agreement constituting a "purpose credit" within the meaning of said Regulation G, or which would involve a violation of Section 7 of the Exchange Act or Regulation T, U or X of said Board of Governors (12 CFR Parts 220, 221 and 224, respectively).

               (b) The Company does not intend to apply and will not apply any part of the proceeds of the sale of the Purchased Securities in any manner which is unlawful or which would involve a violation of Executive Orders 12775 and 12779 (56 Fed. Reg. 50645 and 55976) Prohibiting Certain Transactions with respect to Haiti or any of the following regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended): the Foreign Assets Control Regulations, the Transactions Control Regulations, the Cuban Assets Control Regulations, the Foreign Funds Control Regulations, the Iranian Assets Control Regulations, the Iraqi Transactions Regulations, the Nicaraguan Trade Control Regulations, the South African Transactions Regulations and the Libyan Sanctions Regulations.

          2.23. Intellectual Property Rights. To the Company's knowledge, except as described in the SEC Reports or as set forth in Schedule 2.23:

               (a) Each of the Company or its Subsidiaries owns or has a license to use all patents and patent applications, trademark registrations and applications and copyright registrations and applications, and all other material intangible property and technology ("Intellectual Property") which are used by the Company or any Subsidiary free and clear of all Liens, other than Permitted Liens (as defined in the Revolving Credit Agreement as in effect on the date hereof) and Liens which arise in the ordinary course of business and do not materially impair such ownership or use of such Intellectual Property or materially detract from the value thereof. With respect to such Intellectual Property licensed by the Company or any Subsidiary, such licenses are in full force and effect, the Company or such Subsidiary is in compliance with the terms and provisions thereof, and no event has occurred which, with notice or lapse of time or both, would constitute a breach or violation thereof which could have a Material Adverse Effect, and the Company or such Subsidiary holds a valid license to use such Intellectual Property, free of any liens, claims or encumbrances except those liens, claims or encumbrances which do not and will not, individually or in the aggregate, have a Material Adverse Effect.

               (b) The Company and the Subsidiaries (i) have the right and authority to use such Intellectual Property in connection with the conduct of the business of the Company and the Subsidiaries in the manner and to the extent such business is presently conducted, and (ii) have not been notified of any claim that such use conflicts with, infringes upon or violates any rights of any other person or entity, except in each case, as such would not, individually or in the aggregate, have a Material Adverse Effect.

          2.24. Related Transactions. Except as disclosed in the SEC Reports or on Schedule 2.24, no current stockholder, director, officer or employee of the Company, or any "Affiliate" or "associate" (as such term is defined in Rule 12b-2 under the Exchange Act) of any of the foregoing persons or the Company or any Subsidiary is presently, or during the past three years has been, directly or indirectly, a party to any agreement, transaction or series of similar transactions with the Company or any Subsidiary which are or will be required to be disclosed under the provisions of the 1934 Act, other than in connection with any such person's duties as a director, officer or employee of the Company.

          2.25. No Brokerage or Finder's Fees. Except for the Company's obligations to SESC under an engagement letter dated September 28, 1998 and to FFT under a commitment letter dated November 13, 1998, neither the Company, any Subsidiary of the Company, nor any stockholder, director, officer or employee of the Company or any Subsidiary has incurred or will incur any brokerage, finder's or similar fee in connection with the transactions contemplated by this Agreement or the Acquisition Agreement (other than fees related to Senior Indebtedness).

          2.26. "Year 2000". The Company and each of its Subsidiaries have analyzed and are continuing to analyze the operations thereof that could be affected adversely by a failure to be Year 2000 Compliant in a timely manner and have developed plans and procedures for assuring that they are or will be Year 2000 Compliant in a timely manner, the implementation of which is on schedule in all material respects. The Company reasonably believes that it, and its Subsidiaries and the operations thereof, and all suppliers, vendors and other Persons whose performance is material to such operations, will be Year 2000 Compliant in a timely manner, except to the extent that a failure to be compliant will not have a Material Adverse Effect. "Year 2000 Compliant" means a condition or state of affairs such that computers, computer systems, computer programs and software, computer applications, imbedded microchips and other systems are and will be able to perform and process date-sensitive functions and operations (including input, output, comparisons and arithmetic calculations) accurately prior to, on and after December 31, 1999, or, to the extent that the same are unable or fail to perform and process such functions and operations accurately, there are in place alternative or back-up systems or procedures such that any such inability or failure will not have a Material Adverse Effect.

          2.27. Taxes. The Company and its Subsidiaries have filed or caused to be filed all income tax returns which are required to be filed and have paid or caused to be paid all taxes as shown on said returns and on all assessments for income taxes received by them to the extent that such taxes have become due, except taxes the validity or amount of which is being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been set aside, and except for such returns for which the failure to file would not have a Material Adverse Effect. With respect to prior fiscal years, for which the federal income tax returns of the Company and its Subsidiaries have been examined and reported on by the Internal Revenue Service, all tax liabilities including additional assessments have been satisfied for all such fiscal years prior to and including the fiscal year ended December 31, 1994. The Company and its Subsidiaries have paid or caused to be paid, or have established reserves that the Company reasonably believes to be adequate in all material respects, for all federal income tax liabilities and state income tax liabilities applicable to the Company and its Subsidiaries for all fiscal years which have not been examined and reported on by the taxing authorities (or closed by applicable statutes).

          2.28. Vote Required. The Stockholder Approval is the only vote of the holders of any class or series of the Company's capital stock necessary for the Company to approve the Stock Issuance.

          2.29. Medicare and Medicaid. Neither the Company nor any of its Affiliates participates in either the Medicare or Medicaid programs as those programs are defined in the Medicare Act and the Medicaid Act, respectively, and do not receive any payments or funds therefrom.

          2.30. Property. Neither the Company nor any of its Subsidiaries owns any real property.

     3. Representations and Warranties of the Purchasers. The Purchasers represent and warrant as of the date hereof as follows:
          ----------------------------------------------------------------

          3.1. Organization and Qualification. Each of the Purchasers is a limited partnership duly organized and existing in good standing under the laws of the jurisdiction of its formation and has the power to own its respective property and to carry on its respective business as now being conducted. Each of the Purchasers is duly qualified to do business and in good standing in every jurisdiction in which the nature of the respective business conducted or property owned by it makes such qualification necessary, except where the failure to so qualify would not prevent consummation of the transactions contemplated hereby or have a material adverse effect on the Purchasers' ability to perform their obligations hereunder.

          3.2. Due Authorization. Each of the Purchasers has all right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of the Purchasers and the consummation by the Purchasers of the transactions contemplated hereby have been duly authorized by all necessary action on behalf of each of the Purchasers. This Agreement has been duly executed and delivered by the Purchasers and constitutes a valid and binding agreement of the Purchasers enforceable in accordance with its terms, except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          3.3. Conflicting Agreements and Other Matters. Neither the execution and delivery of this Agreement nor the performance by the Purchasers of their obligations hereunder will conflict with, result in a breach of the terms, conditions or provisions of, constitute a default under, or require any consent, approval or other action by or any notice to or filing with any court or administrative or governmental body pursuant to, the organizational documents or agreements of each of the Purchasers or any mortgage, agreement, instrument, order, judgment, decree, statute, law, rule or regulation to which either Purchaser or any of their respective properties are subject, except for filings after the Closing under Section 13(d) of the Exchange Act and compliance with the HSR Act.

          3.4. Acquisition for Investment. Each of the Purchasers is acquiring the Purchased Securities being purchased by it for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof, and none of the Purchasers have any present intention or plan to effect any distribution thereof. Each of the Purchasers acknowledges that the Securities, including the Securities issuable upon conversion or exercise, as the case may be, of the Convertible Securities, have not been registered under the Securities Act, and may be sold or disposed of in the absence of such registration only pursuant to an exemption from such registration and in accordance with this Agreement. At the date hereof none of the Purchasers beneficially own, directly or, to the knowledge of such Purchasers, indirectly (or have any option or right to acquire), any securities of the Company other than the Securities being purchased by it hereunder.

          3.5. Brokers or Finders. Except as set forth in Section 1.5, no agent, broker, investment banker or other firm or Person, including any of the foregoing that is an Affiliate of the Purchasers, is or will be entitled to any broker's fee or any other commission or similar fee from the Purchasers in connection with any of the transactions contemplated by this Agreement that the Company will be responsible for pursuant to Section 13.10.

          3.6. Accredited Investor. Each of the Purchasers is an
"accredited investor" within the meaning of Rule 501 promulgated under the Securities Act.

          3.7. HSR Notification. The Purchasers will file their notification ("HSR Notification") of the transaction contemplated by this Agreement pursuant to the HSR Act at the same time as the Company files its HSR Notification pursuant to Section 6.14.

     4.   Registration, Exchange and Transfer of Notes
          --------------------------------------------

          4.1. Authorized Denominations of Notes. The Notes are issuable only as fully registered Notes in denominations of at least $100,000.

          4.2. The Note Register; Persons Deemed Owners. The Company shall maintain, at its office designated for notices in accordance with Section 13.6, a register for the Notes (the "Note Register"), in which the Company shall record the name and address of the person in whose name each Note has been issued and the name and address of each transferee and prior owner of each Note. The Company may deem and treat the person in whose name a Note is so registered as the holder and owner thereof for all purposes and shall not be affected by any notice to the contrary, until due presentment of such Note for registration of transfer as provided in this Article 4.

          4.3. Issuance of New Notes Upon Exchange or Transfer. Upon surrender for exchange or registration of transfer of any Note at the office of the Company designated for notices in accordance with Section 13.6, the Company shall execute and deliver, at its expense, one or more new Notes of any authorized denominations requested by the holder of the surrendered Note, each dated the date to which interest, if any, has been paid on the Note so surrendered (or, if no interest has been paid, the date of such surrendered Note), but in the same aggregate unpaid principal amount as such surrendered Note, and registered in the name of such person or persons as shall be designated in writing by such holder. Every Note surrendered for registration of transfer shall be duly endorsed, or be accompanied by a written instrument of transfer duly executed, by the holder of such Note or by his attorney duly authorized in writing. The Company may also condition the issuance of any new Note or Notes in connection with a transfer by any person on the payment of a sum sufficient to cover any stamp tax or other governmental charge imposed in respect of such transfer.

          4.4. Lost, Stolen, Damaged and Destroyed Notes. Upon receipt by the Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of any of the Purchasers or any Affiliate of the Purchasers or FFT, an affidavit from FFT of such ownership and such loss, theft, destruction or mutilation), and

               (a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it; provided that if the holder of such Note is, or is a nominee for, any of the Purchasers, an Affiliate of the Purchasers or FFT or another holder of a Note with a minimum net worth of at least $5,000,000, such Person's own unsecured agreement of indemnity shall be deemed to be satisfactory, or

               (b) in the case of mutilation, upon surrender and cancellation thereof,

the Company at its own expense shall execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

     5.   Payment of Notes
          ----------------

          5.1. Home Office Payment. The Company will pay to the Purchasers or any transferee thereof all sums becoming due on the Notes (including all sums which become due on the Notes at the maturity thereof) at the address specified in Section 13.6 or at the address specified by such transferee, by wire transfer of immediately available funds, or at such other address or by such other method as the Purchasers or transferee shall have designated by notice to the Company, without presentment for notation of payment and without surrender. Before selling or otherwise transferring any Note, the Purchasers or transferee will make a notation thereon of the aggregate amount of all payments of principal, if any, therefore made, and of the date to which interest has been paid.

          5.2. Limitation on Interest. No provision of this Agreement or of any Note shall require the payment or permit the collection of interest, if payable, in excess of the maximum rate which is permitted by law. If any such excess interest is provided for herein or in any Note, or shall be adjudicated to be so provided for, then the Company shall not be obligated to pay such interest in excess of the maximum rate permitted by law, and the right to demand payment of any such excess interest is hereby waived, any other provisions in this Agreement or in any Note to the contrary notwithstanding.

          5.3. Interest. (a) Subject to Section 8.3, interest on the unpaid principal balance of each Note shall be payable at a rate per annum (computed on the basis of a 360-day year of twelve 30-day months) of 12.0%, due and payable monthly in arrears at the rate of 1.0% per month on the last day of each month (each, a "Payment Date") after the issuance of the Notes, until such Notes have been paid in full.

               (b) Accrued interest on each Note is required to be paid in cash (in accordance with Section 5.1 herein) on each Payment Date.

          5.4. Business Day. Any payments in respect of any Note which are required under this Agreement to be made on a day that is not a Business Day shall be made on the next succeeding Business Day.

     6.   Covenants of the Company
          ------------------------

                  A. The Company covenants that so long as any principal amount of the Notes or one-third (unless a greater percentage is required below) of the shares of the Preferred Stock issued or issuable hereunder shall remain outstanding:

          6.1. Financial Covenants. (a) The Company will not permit its Consolidated Net Worth on the last day of each quarter to be less than the Required Net Worth Amount (it being understood that, for the purposes of this paragraph (a), the Notes and any other Subordinated Indebtedness of the Company shall be treated as debt and any other equity interests of the Company (other than Disqualified Stock) shall be treated as equity).

               (b) The Company will not permit its ratio of Consolidated Funded Debt to Consolidated Total Capital (i) as of the end of any fiscal quarter ending on or after June 30, 1999 but on or before December 31, 1999 to be greater than 0.85 to 1.00, or (ii) as of the end of any fiscal quarter ending on or after March 31, 2000 but on or before December 31, 2000 to be greater than 0.70 to 1.00, or (iii) as of the end of any fiscal quarter ending on or after March 31, 2001 to be greater than 0.60 to 1.00.

          6.2. Limitation on Convertible Securities and Equity Securities.
(a) The Company will not issue, and will not permit any Subsidiary to issue, (i) any convertible debt securities or debt securities exchangeable at the option of the holder for Common Stock of the Company, or (ii) any equity securities ranking senior to or on a parity with the Preferred Stock with respect to dividends or as to distribution of assets upon liquidation, dissolution or winding up of the Company.

               (b) For purposes of this Section 6.2, the issuance of units comprising debt (including financial leases) or preferred stock and warrants shall be deemed to be an issuance of convertible securities.

          6.3. Merger; Purchase and Sale of Assets. So long as the Purchasers hold Issuable Preferred Stock, without the Purchasers' consent:

               (a) The Company will not merge with or into or consolidate with any other Person unless (i) the Company is the continuing or surviving entity and the shares of Common Stock then outstanding remain unchanged and outstanding and represent at least a majority of the Voting Securities of the surviving entity, (ii) the surviving entity expressly assumes the then outstanding principal amount of the Notes and the Face Value of the Preferred Stock and (iii) immediately after the consummation of such merger or consolidation the surviving entity would not be in violation of any covenant set forth in Section 6.1.

               (b) The Company will not, and will not permit any Subsidiary to, in any transaction or series of transactions, sell, lease or exchange all or substantially all of the assets of the Company or any of its Subsidiaries except sale(s) of assets not otherwise permitted by this
Section 6.3 in an aggregate amount not to exceed, in any fiscal year, an amount equal to five percent (5%) of the consolidated assets of the Company and its Subsidiaries, determined in conformity with generally accepted accounting principles, as of the end of the most recently completed fiscal year of the Company.

               (c) The Company will not, and will not permit any Subsidiary to, in any transaction or series of transactions, acquire (including pursuant to a merger or consolidation) all or any substantial portion of the business or assets of any Person unless (i) such transaction or series of transactions has been approved by the Board of Directors of the Company and (ii) after giving effect to such transactions or series of transactions, the Company would be in compliance with the covenants set forth in Section 6.1 hereof.

          6.4. Dividends and Distributions. The Company will not, and will not permit any Subsidiary to, declare or pay any dividend on, or make any other distribution in respect of, or redeem, purchase or otherwise acquire any shares of Common Stock or any other shares of capital stock of the Company ranking junior to or on a parity with the Preferred Stock.

          6.5. Compliance with Laws. The Company will, and will cause each Subsidiary to, comply with all Applicable Laws with respect to the conduct of its business and the ownership of its properties, including, without limitation, social security laws, workers' protection laws, environmental laws, human health and equal employment opportunity laws, laws regarding the provision of insurance, corporate practice of medicine, health maintenance organization, OSHA and all rules of professional conduct applicable to the Company or any Subsidiary by which any of its properties are bound or subject; provided that, the Company shall not be deemed to be in violation of this Section 6.5 as a result of any failure to comply with any provisions of such statutes, rules, regulations, and orders, the noncompliance with which would not result in fines, penalties, injunctive relief or other civil liabilities which, individually or in the aggregate, would have a Material Adverse Effect.

          6.6. Limitation on Agreements. The Company will not, and will not permit any Subsidiary to, enter into any agreement, or any amendment, modification, extension or supplement to any existing agreement, which contractually prohibits the Company from paying interest, if any, payable on the Notes or dividends on the Preferred Stock, or redeeming the Notes or the Preferred Stock other than the Revolving Credit Agreement as in effect on the date hereof.

          6.7. Preservation of Franchises and Existence. Except as otherwise permitted by this Agreement, the Company will (i) maintain its corporate existence, rights and franchises in full force and effect and
(ii) cause the Subsidiaries to maintain their respective corporate existences, rights and franchises in full force and effect; provided that nothing in this Section 6.7 shall prevent the Company or any Subsidiary from discontinuing its operations in any particular state or at any particular location or locations within the state, or prevent the corporate existence, rights and franchises of any Subsidiary from being terminated if, in the opinion of the Board of Directors of the Company, the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries taken as a whole.

          6.8. Insurance. (a) The Company will, and will cause each of the Subsidiaries to, maintain with insurers believed by the Company to be responsible such insurance, in such amounts and of such types as are carried on the date hereof or customarily carried under similar circumstances by companies engaged in the same or a similar business or having similar properties similarly situated.

               (b) The Company shall (i) provide, maintain and perform in the same manner as prior to the date hereof the Company's existing indemnification provisions with respect to present and future directors and officers of the Company for all losses, claims, damages, expenses or liabilities arising out of actions or omissions or alleged actions or omissions occurring after the Closing Date to the extent permitted or required under all Applicable Laws and the Company's Certificate of Incorporation and By-Laws in effect at the date hereof (to the extent consistent with the Applicable Laws); and (ii) maintain directors and officers liability coverage, with limits, terms and conditions no less advantageous than in effect on the date hereof. Such coverage will be maintained with the current insurance carriers or insurance carriers of financial strength equal to or greater than the financial strength of the current insurance carriers. Evidence of such coverage will be provided to the individual officers and directors upon request. Any new directors or officers of the Company will be added to such policies.

          6.9. Payment of Taxes and Other Charges. The Company will pay or discharge, and will cause each of the Subsidiaries to pay or discharge, before the same shall become delinquent, (i) all taxes, assessments and other governmental charges or levies imposed upon it or any of its properties or income (including, without limitation, such as may arise under Section 4062, 4063, or 4064 of ERISA or any similar provision of law) and (ii) all claims or demands of materialmen, mechanics, carriers, warehousemen, landlords and other like persons which, in the case of either clause (i) or clause (ii), if unpaid, might result in the creation of a material lien upon any of its properties; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith pursuant to appropriate proceedings.

          6.10. Financial Statements and Other Reports. (a) The Company will, as soon as available and in any event within 30 days after the end of each month, furnish to the Purchasers an unaudited consolidated balance sheet of the Company and its Subsidiaries as of the end of such month, the statements of consolidated net income and cash flows and a statement of changes in consolidated Common Stock, Additional Paid-In Capital, Retained Earnings (Deficit) and Treasury Stock of the Company and its Subsidiaries for such month, setting forth in each case in comparative form figures for the corresponding period or date in the preceding fiscal year, all in reasonable detail and certified by an authorized financial officer of the Company, subject to changes resulting from year-end adjustments.

               (b) The Company will, as soon as practicable and in any event within 45 days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, furnish to the Purchasers statements of consolidated net income and cash flows and a statement of changes in consolidated Common Stock, Additional Paid-In Capital, Retained Earnings (Deficit) and Treasury Stock of the Company and its Subsidiaries for the period from the beginning of the then current fiscal year to the end of such quarterly period, and consolidated balance sheets of the Company and its Subsidiaries as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding period or date in the preceding fiscal year, all in reasonable detail and certified by an authorized financial officer of the Company, subject to changes resulting from year-end adjustments; provided, however, that delivery pursuant to paragraph (d) below of a copy of the Quarterly Report on Form 10-Q of the Company for such quarterly period filed with the Commission shall be deemed to satisfy the requirements of this paragraph (b).

               (c) The Company will, as soon as practicable and in any event within 90 days after the end of each fiscal year, furnish to the Purchasers statements of consolidated net income and cash flows and a statement of changes in consolidated Common Stock, Additional Paid-In Capital, Retained Earnings (Deficit) and Treasury Stock of the Company and its Subsidiaries for such year, and consolidated balance sheets of the Company and its Subsidiaries as of the end of such year, setting forth in each case in comparative form the corresponding figures from the preceding fiscal year, all in reasonable detail and examined and reported on by independent public accountants of recognized national standing selected by the Company; provided, however, that delivery pursuant to paragraph (d) below of a copy of the Annual Report on Form 10-K of the Company for such fiscal year filed with the Commission shall be deemed to satisfy the requirements of this paragraph (c).

               (d) The Company will, promptly upon transmission thereof, furnish to the Purchasers copies of all such press releases, financial statements, proxy statements, notices and reports as it shall send to its stockholders and copies of all such registration statements (without exhibits), other than registration statements relating to employee benefit or dividend reinvestment plans, and all such regular and periodic reports as it shall file with the Commission.

               (e) The Company will promptly furnish to the Purchasers (i) copies of (x) any compliance certificates furnished to lenders in respect of Indebtedness of the Company and its Subsidiaries and (y) any notices of default from lenders in respect of any such Indebtedness and (ii) notice of
(x) the commencement of any Litigation which, if determined adversely to the Company, would have a Material Adverse Effect and (y) the issuance by any governmental authority of any injunction, order, restraint or other decision which has resulted in, or which is likely to have, in the reasonable judgment of the Company or any such Subsidiary, a Material Adverse Effect.

               (f) Together with each delivery of financial statements required by paragraph (c) above, the Company will deliver to the Purchasers a certificate of the Chief Financial Officer, Treasurer or other financial officer of the Company regarding compliance by the Company with the covenants set forth in Sections 6.1 and 6.4.

          6.11. Inspection of Property. The Company will permit representatives of the Purchasers to visit and inspect, at the Purchasers' expense, any of the properties of the Company and its Subsidiaries, to examine the corporate books and make copies or extracts therefrom and to discuss the affairs, finances and accounts of the Company and its Subsidiaries with the officers, consultants, directors, employees, attorneys or independent accountants of the Company, all at such reasonable times, upon reasonable notice and as often as the Purchasers may reasonably request.

          6.12. Board Membership. In connection with the issuance of shares of Preferred Stock issued hereunder, on the Closing Date, the Board will take all necessary action to fix and maintain the number of directors at eight members and cause the appointment of one nominee of the Purchasers as a member of the Board. Upon conversion of all of the outstanding aggregate principal amount of Notes into shares of the Preferred Stock and for as long as the Purchasers and their Affiliates and Affiliates of the general partner of the Purchasers own the percentage of the aggregate Face Value of Preferred Stock issued hereunder or Common Stock issuable upon conversion of such Preferred Stock specified in the table below, the Company shall fix and maintain the number of directors as specified in such table and shall take all necessary action to cause the appointment of the number of nominees of the Purchasers specified in such table as members of the Board.

------------------------------------------------------------------------------
                                                               Number of
        Percentage                   Size of                  Purchasers'
         of Stock                     Board                    Directors
        ----------                   -------                  ------------
------------------------------------------------------------------------------

       Greater than or
       equal to
       66 2/3%                         9                          3

------------------------------------------------------------------------------

       Lesser than
       66 2/3%, but                    8                          2
       greater than 33 1/3%
------------------------------------------------------------------------------

       Lesser than or
       equal to
       33 1/3%, but                    7                          1
       but greater than 25%
------------------------------------------------------------------------------

          So long as the Purchasers are entitled to designate at least one director, the Company shall cause the Board to appoint at least one Director designated by the Purchasers to the executive, audit and compensation committees of the Board and each other committee established by the Board. At each subsequent annual meeting for the election of directors the Purchasers will be entitled to propose (and the Company will nominate and recommend) such person or persons, as the case may be, nominated by the Purchasers as a member of the Board. In the event of any vacancy arising by reason of the resignation, death, removal or inability to serve as the Purchasers' nominee, the Purchasers shall be entitled to designate a successor to fill such vacancy until the next annual meeting for the election of directors. The Company agrees that if such nominee or nominees is not elected, (i) the Purchasers will be entitled to have observational rights at all meetings of the Board of Directors and the Purchasers shall have the same access to information concerning the business and operations of the Company and its Subsidiaries at the same time as directors of the Company and shall be entitled to participate in discussions and consult with the Board, without voting, and (ii) the Company will nominate and recommend such person or persons, as the case may be, proposed by the Purchasers at each subsequent annual meeting until the nominee or nominees proposed by the Purchasers has been elected to the Board. If at any time the number of Purchasers' designees exceeds the number to which the Purchasers are entitled based on the table set forth above, then at the Board's request the Purchasers shall submit resignations for a sufficient number of designees to reduce the number of remaining designees to the number to which the Purchasers are then entitled.

          6.13. Lost, Stolen, Damaged and Destroyed Stock Certificates. Upon receipt by the Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any certificate for shares of Preferred Stock (which evidence shall be, in the case of the Purchasers or any Affiliate of the Purchasers or FFT, an affidavit from FFT, from the Purchasers or such Affiliate of such ownership and such loss, theft, destruction or mutilation), and

                  (a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it; provided that if the holder of such shares of Preferred Stock is, or is a nominee for, the Purchasers, an Affiliate of the Purchasers or FFT or another holder of the shares of Preferred Stock with a minimum net worth of at least $5,000,000, such Person's own unsecured agreement of indemnity shall be deemed to be satisfactory, or

                  (b) in the case of mutilation, upon surrender and cancellation thereof,

the Company at its own expense shall execute and deliver, in lieu thereof, a new certificate, dated and paying dividends from the date to which dividends shall have been paid on such lost, stolen, destroyed or mutilated certificate or dated the date of such lost, stolen, destroyed or mutilated certificate if no dividend shall have been paid thereon.

          6.14. HSR. The Company shall file its HSR Notification as soon as practicable after the Closing Date but in no event later than February 15, 1999. Notwithstanding any other provision of this Agreement or the Notes, the Company shall not deliver any notice of conversion pursuant to Article 10 unless (a) the Company shall have filed its HSR Notification, (b) the applicable waiting period shall have expired or been terminated, (c) the date fixed for conversion in accordance with Article 10 shall be a date upon which the Purchasers shall not be prohibited from owning Voting Securities under the HSR Act, (d) the Stockholder Approval with respect to the Stock Issuance shall have been obtained, (e) the Common Stock issuable upon conversion of the Preferred Stock issuable upon conversion of the Notes shall be approved for quotation on Nasdaq National Market and (f) each of the representations and warranties of the Company contained in this Agreement on the date of such notice of conversion and on the conversion date as set forth in the notice of conversion shall be true and correct in all material respects.

          6.15. Certain Tax Matters. (a) In the event (i) of a Final Determination (as defined below) that the Purchasers are required to include in income for any taxable year amounts ("OID") determined pursuant to the principles of Sections 1271-75 of the Code and the regulations thereunder, including by application of Section 305(c) of the Code, or any successor provisions thereto (collectively, the "OID Rules") with respect to the Notes, the Warrants or the Preferred Stock (an "OID Inclusion") or
(ii) the OID Rules or any similar or corresponding state or local law is amended to require an OID Inclusion for any taxable year, the Company shall pay to such Purchasers with respect to each such OID Inclusion no later than the Payment Due Time (as defined below), an additional payment (the "Gross-Up Payment") such that the amount of such Gross-Up Payment shall equal the sum of (i) (A) the product of (x) the amount of the OID Inclusion for such taxable year plus penalties, if any, actually payable by any direct or indirect partner or member of the Purchasers with respect to the OID Inclusion to the Internal Revenue Service or any other applicable taxing authority by reason of such events ("Applicable Penalties"), and (y) the maximum combined federal, state and local income tax rate for an individual resident in New York City, after giving due allowance for the deductibility of state and local income taxes (the "Applicable Tax Rate") divided by (B) 1 minus the Applicable Tax Rate, plus (ii) interest, on the amount of OID Inclusion multiplied by the Applicable Tax Rate, at the rates in effect from time to time for individual taxpayers resident in New York City with respect to income tax deficiencies for all periods from the date with respect to which the deficiency arose until the payment of tax on the amount of the OID Inclusion, plus (iii) Applicable Penalties.

               (b) A "Final Determination" with respect to a federal tax liability shall mean (i) a decision, judgment, decree or other order by any court of competent jurisdiction, which decision, judgment, decree or other order has become final, or (ii) a closing agreement entered into under
Section 7121 (or any successor to such Section) of the Code or any other settlement agreement entered into a connection with an administrative or judicial proceeding and consented to by the Purchasers or any member of their consolidated group. The "Payment Due Time" shall mean 5:00 p.m. Eastern time, of the day two banking days before the date on which expires the period allowed by applicable law for timely payment of the tax liability imposed on the related OID Inclusion pursuant to an applicable Final Determination.

               (c) In the event that the Purchasers are notified formally or informally of any audit, examination or proceeding by the Internal Revenue Service or other taxing authority with respect to the includability in income of OID with respect to the Notes, Warrants or Preferred Stock, the Purchasers will promptly notify the Company of such audit, examination or proceeding; provided, however, that the Purchasers' failure to give such notice or to keep the Company fully informed concerning a Contest (as defined below) shall not affect the Company's obligation to make Gross-Up Payments in accordance with this Section 6.15. Subject to the requirement that the Purchasers shall proceed in good faith and shall pursue the issue diligently, the Purchasers shall have exclusive control and responsibility to conduct any audit, examination, proceeding or litigation (a "Contest") with respect to such treatment. The Purchasers shall bear all costs and expenses in connection with such Contest.

               (d) The Company expressly acknowledges that Affiliates of the Purchasers that acquire Notes, Warrants or Preferred Stock as permitted by this Agreement shall be entitled to the benefits of this Section 6.15. No other subsequent holder shall be entitled to the benefits of this
Section 6.15.

          6.16. [Intentionally Omitted]

          6.17. Notice of Breach. As promptly as practicable, and in any event not later than (i) thirty days after such breach in the case of a breach of Section 6.1(a) or 6.21 and (ii) five Business Days after executive officers of the Company become aware of any other breach by the Company of any provision of this Agreement, including, without limitation, any other provision of this Article 6, the Company shall provide the Purchasers with written notice specifying the nature of such breach and any actions proposed to be taken by the Company to cure such breach.

          6.18. Limitation on Transactions with Affiliates. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly enter into any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with or for the benefit of any Affiliate of the Company (other than the Company or a wholly-owned Subsidiary) unless such transaction or series of related transactions is entered into in good faith and (a) such transaction or series of related transactions is on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than those that would be available in a comparable transaction in arm's-length dealings with an unrelated third party and (b) with respect to any transaction or series of related transactions involving aggregate value in excess of $100,000, such transaction or series of related transactions has been approved by a majority of Disinterested Directors of the Company, or in the event there is only one Disinterested Director, by such Disinterested Director; provided, however, that this provision shall not apply to any transaction (x) with an officer or director of the Company entered into in the ordinary course of business (including compensation and employee benefit arrangements with any officer, director or employee of the Company, including under any stock option or stock incentive plans) or (y) agreed to in writing prior to the date hereof.

          6.19. Stockholders Meeting. The Company shall, as soon as practicable, take all action necessary in accordance with applicable law and its Certificate of Incorporation and By-Laws to convene a meeting of its stockholders to consider and vote upon the approval of the Stock Issuance by stockholders (the "Stockholders Meeting") and shall convene such Stockholders Meeting no later than six months from the Closing Date.

          6.20. Proxy Statement. (a) The Company shall prepare and file with the Commission as soon as practicable, but in no event later than 60 days following the Closing Date, a proxy statement (the "Proxy Statement") under the Exchange Act with respect to the Stockholders Meeting. The Company shall cause the Proxy Statement to comply as to form in all material respects with the applicable provisions of the Exchange Act. At the Stockholders Meeting and in the Proxy Statement, the Company shall recommend that holders of the Common Stock approve the Stock Issuance.

               B. The Company covenants that so long as any principal amount of the Notes shall remain outstanding:

          6.21. Financial Covenants. The Company will not permit its Consolidated Fixed Charge Coverage Ratio to be less than 1.15 to 1.

          6.22. Limitation on Indebtedness. (a) The Company will not permit any Subsidiary to incur any Indebtedness (other than (i) guarantees of the Senior Indebtedness and (ii) Indebtedness owed to the Company).

          6.23. Limitation on Other Senior Subordinated Indebtedness. Except for Redemption Indebtedness, the Company will not, and will not permit any Subsidiary to, incur, create, assume, Guarantee or in any other manner become directly or indirectly liable with respect to or responsible for, or permit to remain outstanding, any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness unless such Indebtedness is also pari passu with, or subordinate in right of payment to, the Notes pursuant to subordination provisions substantially similar to those contained in Section 11 of this Agreement.

          6.24. Limitation on Guarantees of Indebtedness by Subsidiaries. The Company will not permit any Subsidiary to Guarantee the payment of any Indebtedness (other than the Senior Indebtedness or the Notes) of the Company or any Indebtedness of any other Person.

          6.25. Limitation on Issuances and Sales of Subsidiary Stock. The Company will not permit:

                        (a) any Subsidiary to issue any Capital Stock (other than to the Company or a wholly-owned Subsidiary) and

                        (b) any Person (other than the Company or a wholly-owned Subsidiary) to own any Capital Stock of any Subsidiary; provided, however, that this subsection shall not prohibit (i) the issuance and sale of all, but not less than all, of the issued and outstanding Capital Stock of any Subsidiary owned by the Company or any of its Subsidiaries in compliance with the other provisions of this Agreement, (ii) the ownership by directors of director's qualifying shares, or (iii) the ownership by any Person of any Capital Stock of a Subsidiary, if, in each case, the Company has made, or is making, a Permitted Investment in such Subsidiary that is less than wholly-owned. In connection with any assets or property contributed or transferred to any Person as an Investment, such property and assets shall be equal to the Fair Market Value at the time of Investment.

          6.26. Limitation on Liens Securing Pari Passu Indebtedness or Subordinated Indebtedness. (a) The Company will not, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) securing Pari Passu Indebtedness or Subordinated Indebtedness of the Company on or with respect to any of its property or assets, including any shares of stock or indebtedness of any Subsidiary, whether owned at the date of this Agreement or thereafter acquired, or any income, profits or proceeds therefrom, or assign or otherwise convey any right to receive income thereon, unless (i) in the case of any Lien securing Pari Passu Indebtedness of the Company, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to or pari passu with such Lien and (ii) in the case of any Lien securing Subordinated Indebtedness of the Company, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Lien.

               (b) The Company will not permit any Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) securing Indebtedness of such Subsidiary or any other Person.

          6.27. Limitation on Dividends and other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not permit any Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary of the Company to (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits, (b) pay any Indebtedness owed to the Company or any other Subsidiary of the Company, (c) make loans or advances to the Company or any other Subsidiary of the Company, (d) transfer any of its properties or assets to the Company or any other Subsidiary of the Company or (e) Guarantee any Indebtedness of the Company or any other Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of:

                    (i) Applicable Law;

                    (ii) customary non-assignment provisions of any lease governing a leasehold interest of the Company or any Subsidiary of the Company;

                    (iii) any agreement or other instrument of a Person acquired by the Company or any Subsidiary of the Company in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person so acquired; and

                    (iv) any agreement in existence on the Closing Date including the Revolving Credit Agreement (to the extent of any encumbrances or restrictions in existence thereunder on the Closing
     Date).

          6.28. Limitation on Investments. (a) The Company will not, and will not permit any Subsidiary to, directly or indirectly, make any Investment (other than any Permitted Investment) in any Person.

          6.29. Mergers, Consolidations and Certain Sales of Assets. The Company shall not, in a single transaction or a series of related transactions, (a) consolidate with or merge into any other Person or permit any other Person to consolidate with or merge into the Company and (b) directly or indirectly, transfer, sell, lease or otherwise dispose of all or substantially all of its assets unless: (1) in a transaction in which the Company does not survive or in which the Company sells, leases or otherwise disposes of all or substantially all of its assets, the successor entity to the Company is organized under the laws of the United States of America or any State thereof or the District of Columbia and shall expressly assume, by a written instrument executed and delivered to FFT in the form satisfactory to FFT, all of the Company's obligations under the Notes; (2) immediately before and after giving effect to such transaction and treating any Indebtedness which becomes an obligation of the Company or any of its Subsidiaries as a result of such transaction as having been incurred by the Company or such Subsidiaries at the time of the transaction, no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and by continuing; (3) immediately after giving effect to such transaction, the Consolidated Net Worth of the Company (or other successor entity to the Company) is equal to or greater than that of the Company immediately prior to the transaction; (4) immediately after giving effect to such transaction and treating any Indebtedness which becomes an obligation of the Company or any of its Subsidiaries as a result of such transaction as having been incurred by the Company or such Subsidiaries at the time of the transaction, the Company (including any successor entity to the Company) could incur at least $1.00 of additional Indebtedness pursuant to the provisions of Sections 6.1(b) and 6.21 hereof; and (5) the Company has delivered to the FFT an Officer's Certificate and an opinion of counsel (which opinion of counsel may rely, as to factual matters, on such Officer's Certificate), each stating that such consolidation, merger, conveyance, transfer, lease or acquisition complies with this Section 6.29 and that all conditions precedent herein provided for relating to such transaction have been complied with, and, with respect to such Officer's Certificate, setting forth the manner of determination of the Consolidated Net Worth and the ability to incur Indebtedness in accordance with clause
(4) above of the Company or, if applicable, of the successor Company as required pursuant to the foregoing.

          6.30. NASDAQ Approval. The Company shall obtain, within 30 days after the Stockholder Approval, approval for quotation on the NASDAQ National Market of the Common Stock to be issued upon conversion of the Preferred Stock issuable upon conversion of the Notes, subject to official notice of issuance ("NASDAQ Approval").

            C. The Company covenants that so long as the Purchasers (and/or any of their Affiliates and Affiliates of the general partner of the Purchasers) own any of the Notes or at least 25% of the aggregate Face Value of Preferred Stock issued pursuant to this Agreement:

          6.31. Redemption of Redeemable Common Stock. The Company shall not, and shall not permit any Subsidiary to, redeem, repurchase or otherwise acquire for value the Redeemable Common Stock or declare or pay any dividend or distribution in respect thereof.

     7. Nondisclosure of Confidential Information. (a) Without the prior written consent of the Company, any information relating to the Company provided to the Purchasers in connection with this Agreement, or to the persons nominated by the Purchasers to be elected to the Board, which is either confidential, proprietary, or otherwise not generally available to the public (but excluding information the Purchasers have obtained independently from third-party sources without the Purchasers' knowledge that the source has violated any fiduciary or other duty not to disclose such information) (the "Confidential Information") will be kept confidential by the Purchasers and their directors, officers, employees, and representatives (collectively, "Representatives"), using the same standard of care in safeguarding the Confidential Information as the Purchasers employ in protecting their own proprietary information which the Purchasers desire not to disseminate or publish, and will not be disclosed to any Person, except for Representatives of the Purchasers who need to know such Confidential Information. It is understood (i) that such Representatives shall be informed by the Purchasers of the confidential nature of the Confidential Information, (ii) that such Representatives shall be bound by the provisions of this Section 7 as a condition of receiving the Confidential Information and (iii) that, in any event, the Purchasers shall be responsible for any breach of this Agreement by any of their Representatives.

               (b) Without the prior consent of the Company, other than as required by Applicable Law, the Purchasers will not, and will direct their Representatives not to, disclose to any Person either the fact that the Confidential Information has been made available to the Purchasers or that the Purchasers have inspected any portion of the Confidential Information.

               (c) If the Purchasers or their Representatives are requested or required (by oral question, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, the Purchasers will, as soon as practicable, notify the Company of such request or requirement so that the Company may seek an appropriate protective order. If, in the absence of a protective order, the Purchasers or their Representatives are, in the opinion of such Purchasers' counsel, compelled to disclose the Confidential Information or else stand liable for contempt or suffer other censure or significant penalty, the Purchasers may disclose only such of the Confidential Information to the party compelling disclosure as is required by law. The Purchasers shall not be liable for the disclosure of Confidential Information pursuant to the preceding sentence. The Purchasers will, at the Company's expense, cooperate with the Company's reasonable efforts to obtain a protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information.

     8.   Events of Default and Remedies
          ------------------------------

          8.1. Events of Default. Each of the following shall constitute an Event of Default with respect to the Notes under this Agreement:

               (a) Nonpayment of Principal of the Notes. If the Company fails to pay the principal of or interest on or any other sum, if any, due on any Note, when and as the same becomes due and payable, whether at the maturity thereof, on a dated fixed for a redemption, or otherwise and fails to cure such failure within five days; or

               (b) Cross-Default. If the Company or any Subsidiary (i) fails to make any payment in respect of any Indebtedness having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than $1,000,000 when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) and such failure continues after the applicable grace or notice period, if any, specified in the relevant document on the date of such failure; or (ii) fails to perform or observe any other condition or covenant, or any other event shall occur or condition exist, under any agreement or instrument relating to any such Indebtedness, and such failure continues after the applicable grace or notice period, if any, specified in the relevant document on the date of such failure if the effect of such failure, event or condition is to cause such Indebtedness to be declared to be due and payable prior to its stated maturity, or collateral in respect thereof to be demanded; or (iii) there occurs under any Swap Contract an early Termination Date (as defined in and provided for in any such Swap Contract that is in the form of an ISDA Master Agreement) or equivalent termination event (as provided in any other Swap Contract) resulting from
(x) any event of default under such Swap Contract as to which the Company or any Subsidiary is the Defaulting Party (as defined in such Swap Contract) or (y) any Termination Event (as so defined in such Swap Contract) as to which the Company or any Subsidiary is an Affected Party (as so defined in such Swap Contract), and, in either event, the Swap Termination Value owned by the Company or such Subsidiary as a result thereof is greater than $1,000,000; or

               (c) Voluntary Bankruptcy and Insolvency Proceedings. If the Company or any Subsidiary (i) shall file a petition in bankruptcy or for reorganization or for an arrangement or any composition, readjustment, liquidation, dissolution or similar relief pursuant to the Federal Bankruptcy Code of 1978, as amended, or under any similar present or future federal law or the law of any other jurisdiction; or (ii) shall be adjudicated a bankrupt or become insolvent; or (iii) shall consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Company or such Subsidiary or for all or any substantial part of its respective property; or (iv) shall make an assignment for the benefit of its creditors; or (v) shall admit in writing its inability to pay its debts generally as they become due; or (vi) shall take any corporate action, as the case may be, in furtherance of any of the foregoing; or

               (d) Adjudication of Bankruptcy. If (i) a petition or answer shall be filed proposing the adjudication of the Company or any Subsidiary as a bankrupt or its reorganization or arrangement, or any composition, readjustment, liquidation, dissolution or similar relief with respect to it pursuant to the Federal Bankruptcy Code of 1978, as amended, or under any similar present or future federal law or the law of any other jurisdiction applicable to the Company or such Subsidiary; and (ii) the Company or any Subsidiary shall consent to or acquiesce in the filing thereof, or such petition or answer shall not be discharged or denied within 60 days after the filing thereof; or

               (e) Receivership or Sequestration. If a decree or order is rendered by a court having jurisdiction (i) for the appointment of a receiver or custodian or liquidator or trustee or sequestrator or assignee (or similar official) in bankruptcy or insolvency of the Company or any Subsidiary or of all or a substantial part of its property; or (ii) for the winding-up or liquidation of its affairs, and such decree or order shall have remained in force undischarged and unstayed for a period of 60 days; or (iii) for the sequestration or attachment of any property of the Company or any Subsidiary without its return to the possession of the Company or such Subsidiary or its release from such sequestration or attachment within 60 days thereafter; or

               (f) Covenant Defaults. (i) If the Company shall have breached any of the covenants set forth in Section 6.19, 6.20 or 6.21 hereof; or (ii) if the Company shall have breached in any material respect any of the covenants set forth herein other than Sections 6.19, 6.20 and
6.21 and such breach shall continue for 30 days following (x) the date notice is required to be given under Section 6.17(i) or (ii) with respect to breaches under 6.1(a) and (y) otherwise from the date of the breach; or

               (g) Judgment Default. A judgment or order for the payment of money in excess of $1,000,000 shall be entered against the Company or any of its Subsidiaries by any court, and such judgment or order shall continue undischarged and unstayed for a period of 60 days or until five days after enforcement proceedings shall have been commenced upon such judgment or order, whichever comes first; or

               (h) Untrue or Incorrect Representation or Warranty. Any of the representations and warranties of or with respect to the Company or any of its Subsidiaries contained herein shall be untrue in any material respect on or as of the date made and the facts or circumstances to which such representation or warranty relates shall not have been subsequently corrected to make such representation or warranty no longer incorrect within 30 days after notice in writing by a holder to the Company; or

               (i) Nonmonetary Judgment. A nonmonetary judgment or order shall be rendered against the Company or any of its Subsidiaries that, either individually or in the aggregate, has a Material Adverse Effect and there shall be any period of 10 consecutive days after entry thereof during which a stay of enforcement of any such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect.

          8.2. Acceleration of Maturity. If any Event of Default shall have occurred and be continuing, the holders of 66 2/3% of the outstanding principal amount of Notes may, by notice to the Company, declare the entire outstanding principal balance of the Notes, and all accrued and unpaid interest, if any, thereon, to be due and payable immediately, and upon any such declaration the entire outstanding principal balance of the Notes, and said accrued and unpaid interest, if any, shall become and be immediately due and payable, without presentment, demand, protest or other notice whatsoever, all of which are hereby expressly waived, anything in the Notes or in this Agreement to the contrary notwithstanding; provided, that if an Event of Default under clause (c), (d), or (e) of Section 8.1 with respect to the Company shall have occurred, the outstanding principal amount of all of the Notes, and all accrued and unpaid interest, if any, thereon, shall immediately become due and payable, without any declaration and without presentment, demand, protest or other notice whatsoever, all of which are hereby expressly waived, anything in the Notes or this Agreement to the contrary notwithstanding; and provided, further, that if an Event of Default under clause (a) of Section 8.1 shall have occurred and be continuing with respect to any Note, any of the Purchasers or Affiliate of the Purchasers (but not any transferee thereof other than an Affiliate of such Purchasers) holding one or more Notes in an aggregate outstanding principal amount of at least $1,000,000 may, by notice to the Company, declare the entire outstanding principal of such Notes and all accrued and unpaid interest, if any, thereon, to be due and payable immediately, and upon any such declaration the entire outstanding principal of such Notes and said accrued and unpaid interest, if any, shall become and be immediately due and payable, without presentment, demand, protest or other notice whatsoever, all of which are hereby expressly waived, anything in such Notes or in this Agreement to the contrary notwithstanding; provided, further that so long as any Senior Indebtedness shall be outstanding pursuant to the Revolving Credit Agreement or the administrative agent, the issuing bank or the lenders thereto have any further obligation to extend credit thereunder, if an Event of Default shall have occurred and be continuing (other than an Event of Default under clause (c), (d) or (e) of Section 8.1), any such acceleration shall not be effective until the first to occur of:

                    (i) the day that is five (5) days after the date that such holder of Notes shall have given written notice (including notice by telegram, telex or facsimile) to the Administrative Agent under the Revolving Credit Facility,

                    (ii) the acceleration of the maturity of the Revolving Credit Facility or the institution of a civil action to collect any Indebtedness in respect of the Revolving Credit Facility,

                    (iii) the institution of any case or proceeding described in subsection 11.1(a) by or against the Company, and

                    (iv) full and final payment in cash of all Senior Indebtedness.

          8.3. Other Remedies. (a) If any Event of Default shall have occurred and be continuing, from and including the date of such Event of Default to but not including the date such Event of Default is cured or waived, any holder may enforce its rights by suit in equity, by action at law, or by any other appropriate proceedings, whether for the specific performance (to the extent permitted by law) of any covenant or agreement contained in this Agreement or the Notes or in aid of the exercise of any power granted in this Agreement or the Notes, and any holder may enforce the payment of any Note held by such holder and any of its other legal or equitable rights. Except with respect to Default or Event of Default described in clause (b) of this Section 8.3, from the date that a Default or Event of Default shall have occurred and during the continuance of any Default or Event of Default, the Company shall pay interest on the outstanding principal amount of the Notes and (to the extent legally enforceable) on any overdue installment of interest, if any, at the rate of 15% per annum until such overdue amount is paid or until such Default or Event of Default is cured or waived.

               (b) In the event the Company shall (i) fail to pay the principal of and accrued and unpaid interest due on the Notes at maturity,
(ii) fail to obtain the Stockholder Approval with respect to the Stock Issuance on or before July 26, 1999, (iii) fail to convene the Stockholders Meeting on or before July 26, 1999), (iv) withdraw or modify in any manner adverse to the Purchasers the approval or recommendation of the Board of Directors of the Company of the Stock Issuance, (v) fail to reaffirm such approval or recommendation within 5 days following receipt of written request for such reaffirmation from the Purchasers, (vi) fail to obtain the reaffirmation of the Fairness Opinion in connection with the mailing of the Proxy Statement, (vii) fail to obtain NASDAQ Approval within 30 days after the Stockholder Approval, or (viii) resolve to take any of the actions specified in clauses (i) through (vii), from the date that such Default or Event of Default shall have occurred and during the Continuance of such Default or Event of Default, the monthly rate of interest on the outstanding principal amount of the Notes and (to the extent legally enforceable) on any overdue installment of interest, if any, shall immediately increase 0.05% and shall further increase by 0.05% on the first day of each succeeding month during which such Default or Event of Default shall be continuing, but in no event shall the monthly rate at which the interest accrues in respect of indebtedness evidenced by the Notes exceed 1.5% per month, provided, however, such increase in interest shall not commence until the maturity of the Notes if the Company's failure to obtain the Stockholder Approval with respect to the Stock Issuance is caused solely by the failure of the holders of Common Stock representing a majority of the shares of Common Stock (excluding shares Beneficially Owned by the Purchasers) present and voting at a meeting duly called and convened in accordance with Section 6.19 hereof to approve the Stock Issuance and none of the conditions described in clauses (iii) through (viii) of this
Section 8.3(b) shall have occurred and SESC shall not have withdrawn its Fairness Opinion.

               (c) In the event that (i) any dividend payable on the Preferred Stock pursuant to Section 2 of the Certificate of Designation shall not have been paid in full, (ii) the Company shall have breached in any material respect any of the covenants contained in Section 6 hereof (provided the applicable covenant shall then be in effect pursuant to the terms of this Agreement) or (iii) the Company shall have failed to redeem in full the shares of Preferred Stock pursuant to Section 5(a) of the Certificate of Designation whether or not by reason of the absence of legally available funds, then, in any such case, the size of the Board of Directors shall be increased by one and the Purchasers shall be entitled to elect an additional member to the Board (such director, the "Default Director"). The Default Director shall be appointed and shall serve in accordance with Section 6.12 hereof.

          8.4. Conduct No Waiver; Collection Expenses. No course of dealing on the part of any holder, nor any delay or failure on the part of any holder to exercise any of its rights, shall operate as a waiver of such right or otherwise prejudice such holder's rights, powers and remedies. If the Company fails to pay, when due, the principal or the premium, if any, or the interest, if any, on any Note, the Company will pay to each holder, to the extent permitted by law, on demand, all costs and expenses incurred by such holder in the collection of any amount due in respect of any Note hereunder, including reasonable legal fees incurred by such holder in enforcing its rights hereunder.

          8.5. Annulment of Acceleration. If a declaration is made in accordance with Section 8.2, then and in every such case, the holders of at least 66 2/3% of the outstanding principal amount of the Notes may, by an instrument delivered to the Company, annul such declaration and the consequences thereof, provided that, at the time such declaration is annulled:

               (a) no judgment or decree has been entered for the payment of any monies due on the Notes or pursuant to this Agreement;

               (b) all arrears of interest on the Notes and all other sums payable on the Notes and pursuant to this Agreement (except any principal of or interest or premium on the Notes which has become due and payable by reason of such declaration) shall have been duly paid; and

               (c) every other Event of Default shall have been duly waived or otherwise made good or cured;

provided, however, that only the Purchasers or Affiliate of the Purchasers (but not any transferee thereof other than an Affiliate of such Purchasers) of the Note or Notes making the declaration permitted by the last proviso of
Section 8.2 may annul such declaration; and provided, further, that no such annulment shall extend to or affect any subsequent Event of Default or impair any right consequent thereon.

          8.6. Remedies Cumulative. No right or remedy conferred upon or reserved to the holders of Notes under this Agreement is intended to be exclusive of any other right or remedy, and every right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now and hereafter existing under applicable law. Every right and remedy given by this Agreement or by applicable law to the holders of Notes may be exercised from time to time and as often as may be deemed expedient by the holders.

          8.7. Limitations. Notwithstanding the foregoing provisions of this Article 8, the exercise of remedies by the holders of the Notes is subject to the provisions of Article 11 hereof.

     9.   Redemption
          ----------

          9.1. Optional Redemption. (a) Prior to the occurrence of the Stockholders Meeting and (b) thereafter, if and so long as either (i) the Notes are then convertible at the option of the Company in accordance with
Section 10.2 into shares of Series A Preferred Stock or (ii) the Company is entitled to defer the payment of penalty interest pursuant to the proviso to Section 8.3(b), the Company shall have the right, at its sole option and election made in accordance with Section 9.3, to redeem the Notes at any time following the Closing Date, in whole but not in part, subject to the final paragraph of this Section 9.1, at a redemption price equal to the Liquidation Value plus an amount equal to all accrued and unpaid interest, if any, to the date of redemption, in cash (the "Redemption Price").

            In the event that at any time a Change of Control has occurred prior to a redemption pursuant to this Section 9.1, the Redemption Price of each Note until the expiration of the 90-day period referred to in Section 9.3(b) shall equal the Change of Control Price (as defined in Section 9.2 below).

          9.2. Change of Control. In the event that there occurs a Change of Control, any record holder of Notes, in accordance with the procedures set forth in Section 9.3(b), may require the Company to redeem any or all of the Notes held by such holder for, at such holder's option, an amount ("Change of Control Price") equal to the greater of (i) 100% of the Liquidation Value of the Notes or (ii) the form and amount of consideration that such holder would have received had such holder converted such Notes into Preferred Stock and converted such Preferred Stock into Common Stock, plus, all accrued and unpaid interest, on the Notes being redeemed to and including the date of redemption, in cash.

          9.3. Redemption Procedures. (a) Notice of any redemption of Notes pursuant to Section 9.1 shall be mailed at least 20 but not more than 30 days prior to the date fixed for redemption to each holder of Notes to be redeemed, at such holder's address as it appears in the Note Register. In order to facilitate the redemption of Notes, the Board of Directors may fix a record date for the determination of Notes to be redeemed.

               (b) Promptly following a Change of Control (but in no event more than five Business Days thereafter), the Company shall mail to each holder of Notes, at such holder's address as it appears on the transfer books of the Company, notice of such Change of Control, which notice shall set forth each holder's right to require the Company to redeem any or all Notes held by it. The Company shall thereafter during a period of 90 days from the date of such notice (or the date the Company was required to give such notice) redeem any Notes, in whole or in part, at the option of the holder, upon at least five days' written notice to the Company by such holder specifying (i) the principal amount of Notes to be redeemed and (ii) the redemption date; provided, however, if payment of the Change of Control Price is restricted by the terms of any instrument or agreement to which any of the Company's Senior Indebtedness was created or incurred, such 90-day period shall not commence until the date on which payment of the Change of Control Price is no longer so restricted.

               (c) On the date of any redemption being made pursuant to
Section 9.1 or 9.2 which is specified in a notice given pursuant to this
Section 9.3, the Company shall wire transfer to such holder the Redemption Price or Change of Control Price, as the case may be, for the principal amount of notes so redeemed, together with an amount equal to all accrued and unpaid interest, if any, thereon to the date of redemption.

     10.  Conversion
          ----------

          10.1. Holder's Option to Convert into Preferred Stock. The Notes shall be converted, in whole but not in part, at the direction of the holders of not less than 66-2/3% of all outstanding Notes at any time after the Closing into shares of Preferred Stock, at a conversion ratio of one share of Preferred Stock for each $100 of outstanding principal amount of Notes (the "Preferred Ratio"), provided the Stockholder Approval and the HSR Approval shall have been obtained.

          10.2. Company's Option to Convert. The Notes shall be convertible at the option of the Company, in whole but not in part, at any time into shares of Preferred Stock at the Preferred Ratio; provided that (a) no Default or Event of Default shall have occurred and be continuing, (b) the Company has paid in full all accrued and unpaid interest on the Notes to and including the date of conversion of the Notes pursuant to this Section
10.2 (the "Company Conversion Date"), (c) the Company has complied in all material respects with all of the covenants set forth in this Agreement and in any instruments or agreements relating to Senior Indebtedness of the Company, (d) each of the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on the Company Conversion Date, (e) the HSR Approval and the Stockholder Approval shall have been obtained, (f) the NASDAQ Approval shall have been obtained, and (g) the Current Market Price of the Common Stock shall have exceeded the Minimum Conversion Price during the 30 consecutive Trading Days immediately preceding the Stockholders Meeting.

          10.3. Exercise of Conversion Privilege. (a) Any conversion by the holders of Notes into Preferred Stock shall be in an aggregate outstanding principal amount equal to at least $100,000, unless the amount so converted shall be such holder's entire outstanding principal amount of Notes. Conversion of the Notes may be effected by any holder thereof upon the surrender to the Company at the office of the Company designated for notices in accordance with Section 13.6 or at the office of any agent or agents of the Company, as may be designated by the Board of Directors (the "Transfer Agent"), of the Notes to be converted, accompanied by a written notice stating that such holder elects to convert all or a specified portion of the outstanding principal amount of such Notes in accordance with the provisions of this Article 10 and specifying the name or names in which such holder wishes the certificate or certificates for shares of Preferred Stock to be issued; provided that, in the case of the conversion of the Notes into Preferred Stock in accordance with Section 10.2, the Company shall provide each holder written notice stating that such holder's Notes have been converted pursuant to Section 10.2, and each holder shall thereupon promptly surrender to the Company or the Transfer Agent, as the case may be, the Notes so converted, specifying the name or names in which such holder wishes the certificates for shares of Preferred Stock to be issued. In case any holder's notice shall specify a name or names other than that of such holder, such notice shall be accompanied by payment of all transfer taxes payable upon the issuance of shares of Preferred Stock in such name or names and the opinion of counsel required by the legend set forth in Section 13.12. Other than such taxes, the Company will pay any and all issue and other taxes (other than taxes based on income) that may be payable in respect of any issue or delivery of shares of Preferred Stock on conversion of Notes pursuant hereto. As promptly as practicable, and in any event within five Business Days after the surrender of such Notes and the receipt of such notice relating thereto and, if applicable, payment of all transfer taxes (or the demonstration to the satisfaction of the Company that such taxes have been paid), the Company shall deliver or cause to be delivered (i) certificates representing the number of validly issued, fully paid and nonassessable full shares of Preferred Stock to which the holder of the Notes being converted shall be entitled and (ii) if less than the entire outstanding principal amount of any Note surrendered is being converted, a new Note in the principal amount which remains outstanding upon such partial conversion. Such conversion shall be deemed to have been made at the close of business on the date of giving such notice so that the rights of the holder thereof as to the Note or Notes (or portion thereof) being converted shall cease except for the right to receive shares of Preferred Stock in accordance herewith, and the person entitled to receive the shares of Preferred Stock shall be treated for all purposes as having become the record holder of such shares of Preferred Stock at such time, so long as such holder's Notes are delivered to the Company within two Business Days after the date of the giving of notice. In any other case of conversion at the holder's option, the date of delivery of the Notes shall be deemed to be the date of conversion.

               (b) In case any Notes are to be redeemed pursuant to Section 9.1, such right of conversion shall cease and terminate as to the Notes to be redeemed at the close of business on the Business Day preceding the date fixed for redemption unless the Company shall default in the payment of the Redemption Price or the Change of Control Price, as the case may be.

          10.4. Fractions of Shares; Interest. In connection with the conversion of any Note into Preferred Stock, no fractions of shares shall be issued, but in lieu thereof the Company shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Face Value of the Preferred Stock. If more than one Note shall be surrendered for conversion by the same holder at the same time, the number of full shares of Preferred Stock issuable on conversion thereof shall be computed on the basis of the aggregate outstanding principal amount of Notes so surrendered. Promptly upon conversion, the Company shall pay to holders of Notes so converted an amount equal to any accrued and unpaid interest on the Notes surrendered for conversion to the date of such conversion, together with cash in lieu of any fractional share of Preferred Stock.

          10.5. Reservation of Stock. The Company shall at all times reserve and keep available for issuance upon the conversion of the Notes, conversion of the Preferred Stock, conversion of the Preferred Stock issuable upon conversion of the Notes and exercise of the Warrants, free from any preemptive rights, such number of its authorized but unissued shares of Preferred Stock or Common Stock, as the case may be, as will from time to time be sufficient to permit (a) the conversion of the entire outstanding principal amount of the Notes into Preferred Stock, (b) the conversion of the Preferred Stock issued hereunder into Common Stock, (c) the conversion of all of the Preferred Stock issuable upon conversion of the Notes into Common Stock and (d) the exercise of all of the Warrants issued pursuant to the Warrant Agreement, and shall take all action required to increase the authorized number of shares of Preferred Stock or Common Stock, if necessary, to permit (a) the conversion of the entire outstanding principal amount of the Notes, (b) the conversion of the Preferred Stock issued hereunder into Common Stock, (c) the conversion of all of the Preferred Stock issuable upon conversion of the Notes into Common Stock and (d) the exercise of all of the Warrants issued pursuant to the Warrant Agreement.

     11.  Subordination of Notes
          ----------------------

          11.1. Subordination of Notes to Senior Indebtedness. The Indebtedness evidenced by the Notes and all modifications, renewals and extensions thereof, all obligations of the Company under this Agreement, the Certificate of Designation, the Warrant Agreement and all other instruments and agreements arising out of or relating to any or all of the foregoing and all modifications, renewals and extensions thereof (collectively called the "Junior Indebtedness") shall at all times be wholly subordinate and junior in right of payment to any and all Senior Indebtedness of the Company (including any claims by the holders of such Senior Indebtedness for interest accruing after any assignment for the benefit of creditors by the Company or the institution by or against the Company of any proceedings under the Bankruptcy Code or any law for the relief of or relating to debtors, or any other claim by such holders for any such interest which would have accrued in the absence of such assignment or the institution of such proceedings) in the manner and with the force and effect hereafter set forth:

               (a) In the event of any liquidation, dissolution or winding up of the Company, or of any execution, sale, receivership, insolvency, bankruptcy, liquidation, readjustment, reorganization or other similar proceeding relative to the Company or its property (including any Subsidiary of the Company), all sums owing in respect of all Senior Indebtedness of the Company (including cash collateral and amounts not yet due and payable) shall first be paid in full before any payment (other than distributions of Permitted Junior Securities) is made in respect of the Junior Indebtedness; and in any such event any payment or distribution of any kind or character, whether in cash, property, or securities (excluding Permitted Junior Securities), which shall be made upon or in respect of the Junior Indebtedness shall be paid over to the holders of the Senior Indebtedness of the Company, pro rata, for application in payment thereof unless and until such Senior Indebtedness shall have been paid or satisfied in full. In case of any assignment for the benefit of creditors by the Company or in case any proceedings under the Bankruptcy Code or any other law for the relief of or relating to debtors are instituted by or against the Company, or in case of the appointment of any receiver for the Company's business or assets (including any Subsidiary of the Company), or in case of any liquidation, dissolution or winding up of the affairs of the Company, the Company and any assignee, trustee in bankruptcy, receiver, debtor in possession or other person or persons in charge are hereby directed to pay to the holders of the Senior Indebtedness of the Company the full amount of such holders' claims against the Company (including interest to the date of payment) before making any payments (excluding distributions of Permitted Junior Securities) to the holders of Junior Indebtedness, and insofar as may be necessary for that purpose, the Purchasers hereby assign and transfer to the holders of Senior Indebtedness of the Company all rights to any payments, dividends or other distributions.

               (b) In the event that all or any part of the Junior Indebtedness is declared or becomes due and payable because of the occurrence of any Event of Default or otherwise than at the option of the Company or pursuant to its terms at its final maturity, under circumstances when the foregoing subsection (a) shall not be applicable, the holders of the Junior Indebtedness shall be entitled to payments (excluding distributions of Permitted Junior Securities) only after there shall first have been paid in full all Senior Indebtedness of the Company or payment shall have been provided therefor in a manner satisfactory to the holders of such Senior Indebtedness.

               (c) Upon the occurrence for any reason of any payment default in respect of any Senior Indebtedness of the Company (including any payment default arising or existing because of the acceleration of the maturity of all or any part of such Senior Indebtedness), regardless of whether nonpayment results from or is authorized, permitted or excused by any stay or other similar event, no payment (excluding distributions of Permitted Junior Securities) may be made on any Junior Indebtedness unless and until such default shall have been cured or waived in writing or shall have ceased to exist.

               (d) Without limiting the foregoing subsection 11.1(c), no payment (excluding distributions of Permitted Junior Securities) may be made on any Junior Indebtedness if any event (other than (i) a payment default described in subsection 11.1(c) or (ii) a cross-default under the Revolving Credit Facility arising solely from the Company's failure to perform any of its covenants in Section 6 hereof) that is, or with the lapse of time or notice or both would be, an event that gives any holder of Senior Indebtedness of the Company the right to demand payment or cash collateral, accelerate the maturity of such Senior Indebtedness or terminate any commitment to extend credit and if such holder gives notice of such default in writing (including notices by telegram, telex or facsimile) to the Company and to FFT (a "Blockage Notice"). A Blockage Notice shall be effective as follows:

                    (i) A Blockage Notice issued prior to January 26, 2000 shall be effective for a period commencing on the date of issuance and ending on the earlier to occur of (A) the day that is one hundred eighty (180) days after the date of issuance, or (B) the date on which the Indebtedness evidenced by the Note matures, or (C) the date on which any holder of Senior Indebtedness commences the institution of a civil action to collect such Senior Indebtedness or (D) the date on which such event of default or potential event of default shall have been waived or cured; provided, however that in all events a Blockage Notice shall be effective for a period of not less than five (5) days after the date of issuance; and

                    (ii) A Blockage Notice issued on or after January 26, 2000 shall be effective for a period commencing on the date of issuance and ending on the day that is five (5) days after the date of issuance.

No holder of Senior Indebtedness of the Company shall be entitled to give notice pursuant to this subsection (d) more than once with respect to any default which was specified in such notice and which has continued without interruption since the date such notice was given, nor shall such holder be entitled to give a separate notice with respect to any default not so specified which (to the knowledge of the holder giving notice) was existing on the date such notice was given pursuant to this subsection (d) and which has continued without interruption from the date such notice was given. Upon receipt of any notice from any holder of any Senior Indebtedness of the Company pursuant to this subsection (d), the Company shall forthwith send a copy thereof to each holder of Junior Indebtedness and each holder of its Senior Indebtedness at the time outstanding.

               (e) All payments, or other distributions (whether in cash or other property, but excluding distributions of Permitted Junior Securities) made to the holders of Junior Indebtedness which are made at any time that such payments or other distributions were not permitted under the Revolving Credit Agreement or hereunder or which should have been made to the holders of Senior Indebtedness of the Company shall be received and held by the former in trust for the benefit of the latter, and the holders of Junior Indebtedness shall forthwith remit such payments or distributions to the holders of the Senior Indebtedness of the Company, pro rata, in the form in which received, together with such endorsements or documents as may be necessary to effectively negotiate or transfer the same to the holders of the Senior Indebtedness of the Company.

               (f) Each holder of Senior Indebtedness of the Company is hereby authorized by the Purchasers to:

                    (i) renew, compromise, extend, accelerate or otherwise change the time of payment, or any other terms or conditions, of any Senior Indebtedness of the Company held by such holder;

                    (ii) increase or decrease the rate of interest payable thereon or any part thereof;

                    (iii) obtain, accept, exchange, enforce, waive or release any security therefor;

                    (iv) direct the order or manner of sale of any such security and the application of the proceeds thereof in such manner as such holder may at its discretion determine; and/or

                    (v) release the Company or any guarantor of any Senior Indebtedness of the Company from liability.

If any such action is taken, the Company shall promptly notify the Purchasers and any holder of Junior Indebtedness. Notwithstanding anything set forth in this Section 11.1, nothing set forth herein shall restrict holders of the Notes and Preferred Stock from exercising their rights of conversion hereunder.

          11.2. Proofs of Claim of Holders of Senior Indebtedness; Voting. The Purchasers and any subsequent holders of the Junior Indebtedness undertake and agree for the benefit of each holder of Senior Indebtedness of the Company to execute, verify, deliver and file any proofs of claim relating to the Junior Indebtedness which any holder of such Senior Indebtedness may at any time require in order to prove and realize upon any rights or claims pertaining to the Junior Indebtedness and to effectuate the full benefit of the subordination contained herein. Upon failure of the Purchasers to file the required proof or proofs of claim prior to 30 days before the expiration of the time to file claims in such proceeding, each holder of Senior Indebtedness of the Company is hereby irrevocably appointed by the Purchasers to be such Purchasers' agent to file the appropriate claim or claims and if such holder of Senior Indebtedness elects at its sole discretion to file such claim or claims (i) to accept or reject any plan of reorganization or arrangement on behalf of the Purchasers, and (ii) to otherwise vote the Purchasers' claim in respect of the Junior Indebtedness in any manner deemed appropriate for the benefit and protection of the holders of the Senior Indebtedness of the Company.

          11.3. Rights of Holders of Senior Indebtedness Unimpaired. No right of any holder of any Senior Indebtedness to enforce subordination as herein provided shall at any time or in any way be affected or impaired by any failure to act on the part of the Company or any of its Subsidiaries or the holders of Senior Indebtedness, or by any noncompliance by the Company with any of the terms, provisions and covenants of this Agreement, regardless of any knowledge thereof that any such holder of Senior Indebtedness may have or be otherwise charged with.

          11.4. Effects of Event of Default. The Company agrees, for the benefit of the holders of Senior Indebtedness, that in the event that a
Note is declared due and payable before its maturity because of the occurrence of an Event of Default, (i) the Company will give prompt notice in writing of such happening to the holders of Senior Indebtedness and (ii) all Senior Indebtedness shall forthwith become immediately due and payable in full at the option of the holder(s) thereof (or otherwise as provided by the terms thereof), regardless of the expressed maturity thereof.

          11.5. Company's Obligations Unimpaired. The provisions of this
Article 11 are solely for the purpose of defining the relative rights of the holders of Senior Indebtedness on the one hand, and the Purchasers on the other hand, and nothing herein shall impair, as among the Company and the Purchasers, the obligation of the Company which is unconditional and absolute, to pay the principal, premium, if any, and interest, if payable, on the Notes in accordance with the terms of this Agreement (including this Article 11) and the Notes, nor shall anything herein prevent the Purchasers from exercising all remedies otherwise permitted by applicable law or under this Agreement or the Notes upon the occurrence of an Event of Default, subject to the conditions and limitations set forth herein and the rights of the holders of Senior Indebtedness as herein provided for.

          11.6. Subrogation. Subject to the prior payment in full of all Senior Indebtedness of the Company, holders of the Notes shall be subrogated to the rights of the holders of such Senior Indebtedness to receive payments or distributions of cash, property or securities made in respect of such Senior Indebtedness until the Senior Indebtedness shall be paid in full; and, for the purposes of such subrogation, payments or distributions to the holders of Senior Indebtedness of the Company of any cash, property or securities to which any holder of Notes would be entitled except for the provisions of this Agreement shall, as between the Company and its creditors other than the holders of Senior Indebtedness of the Company and holders of the Notes, be deemed to be a payment by the Company to or on account of the Notes, it being understood that the provisions of this Article 11 are and are intended solely for the purpose of defining the relative rights of the holders of the Notes on the one hand, and the holders of Senior Indebtedness of the Company, on the other hand. The purpose of this Section 11.6 is to grant to holders of the Notes the same rights against the Company with respect to the aggregate amount of such payments or distributions as the holders of Senior Indebtedness of the Company would have against the Company if such aggregate amount were considered overdue Senior Indebtedness of the Company.

          11.7. Avoided Payments in Respect of Senior Indebtedness of the Company. The Purchasers acknowledge and agree that if and to the extent that any obligation, payment or distribution in respect of Senior Indebtedness of the Company (whether consisting of a payment or proceeds of security or the exercise of a right of setoff or otherwise) is declared invalid, fraudulent or preferential or otherwise is set aside or required to be returned or repaid, any Senior Indebtedness of the Company purportedly satisfied thereby shall be deemed reinstated and outstanding as if the same had not occurred and the provisions of this Article 11 shall continue to be applicable to such Senior Indebtedness.

          11.8. Independence of Provisions. All provisions of this Article 11 shall be given independent effect so that if a particular payment, distribution, action or condition is not permitted by any of such provisions, the fact that it would be permitted by an exception to, or otherwise would be within the limitations of, another provision shall not be deemed to permit such payment, distribution, action or condition.

          11.9. References to "Payments". As used herein with reference to the Junior Indebtedness, "payment" shall include not only payments made in respect of such Junior Indebtedness but also any purchase or redemption of such Junior Indebtedness and/or any instrument evidencing same (excluding any purchase or redemption in exchange for Permitted Junior Securities).

          11.10. Reliance by Certain Holders of Senior Indebtedness of the Company; Amendments and Modifications. The Purchasers acknowledge and agree that the Administrative Agent, the Lenders and the Issuing Bank (all as defined in the Revolving Credit Agreement), and their respective successors and assigns (including participants) have relied and will continue to rely upon the provisions of this Article 11 in determining to extend credit and in extending credit to the Company. Until the Senior Indebtedness of the Company outstanding pursuant to or in connection with the Revolving Credit Agreement has been fully and finally repaid and the Administrative Agent, the Issuing Bank and the Lenders have no further obligation to extend credit thereunder, this Article 11 may not be rescinded, amended or modified without the prior express written consent of the Administrative Agent and Requisite Lenders (as defined in the Revolving Credit Agreement).

     12.  Interpretation
          --------------

          12.1. Definitions.

          "Acquired Indebtedness" shall mean Indebtedness of a Person (a) assumed in connection with an Asset Acquisition from such Person or (b) existing at the time such Person becomes a subsidiary of any other Person (other than any Indebtedness incurred in connection with, or in contemplation of, such Asset Acquisition or such Person becoming such a subsidiary).

          "Adjustment Period" shall mean the period of five consecutive Trading Days preceding the date as of which the Fair Market Value of a security is to be determined.

          "Advisory Fee" shall have the meaning set forth in Section 1.5.

          "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

          "Applicable Laws" shall have the meanings set forth in Section
2.6.

          "Applicable Tax Rate" shall have the meaning set forth in Section 6.15(a).

          "Asset Acquisition" shall mean (a) an Investment by the Company or any Subsidiary of the Company in any other Person pursuant to which such Person shall become a Subsidiary of the Company or any Subsidiary of the Company shall be merged with or into the Company or any Subsidiary of the Company or (b) the acquisition by the Company or any Subsidiary of the Company of the assets of any Person which constitute all or substantially all of the assets of such Person or any division or line of business of such Person.

          "Average Life" shall mean, with respect to any Indebtedness, as at any date of determination, the quotient obtained by dividing (a) the sum of the products of (i) the number of years from such date to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund requirements) of such Indebtedness multiplied by (ii) the amount of such principal payment by (b) the sum of all such principal payments.

          "Beneficially Own" or "Beneficial Owners" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

          "Board of Directors" or "Board" shall mean the board of directors of the Company.

          "Budgeted Maintenance Capital Expenditure" shall mean, as to the Company and its Subsidiaries on a consolidated basis for any fiscal year, the aggregate of all Maintenance Capital Expenditures included in the budget for such fiscal year delivered to NationsBank as administrative agent under, and pursuant to, the Revolving Credit Agreement, with a copy delivered to FFT.

          "Business Day" shall mean any day other than a Saturday, Sunday, or a day on which banking institutions in the States of New York and Tennessee are authorized or obligated by law or executive order to close.

          "By-Laws" shall have the meaning set forth in Section 2.2.

          "Capital Stock" shall mean, with respect to any Person, any and all shares, interests, participation, rights in or other equivalents (however designated) of such Person's capital stock, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock.

          "Capital Expenditures" shall mean, as to any Person for any period, the aggregate capital expenditures recorded by such Person and its Subsidiaries on a consolidated basis in conformity with generally accepted accounting principles, including charges in respect of Capitalized Lease Obligations exclusive of imputed interest on such Capitalized Lease Obligations; provided, however, that for purposes of determining Capital Expenditures for the Company and its Subsidiaries on a consolidated basis, there shall be excluded therefrom any Capital Expenditure attributable solely to the making of Permitted Acquisitions (as defined in the Revolving Credit Agreement in effect as of the date hereof)].

          "Capitalized Lease" shall mean, with respect to any person, any lease or any other agreement for the use of property which, in accordance with generally accepted accounting principles, should be capitalized on the lessee's or user's balance sheet.

          "Capitalized Lease Obligation" of any person shall mean and include, as of any date as of which the amount thereof is to be determined, the amount of the liability capitalized or disclosed (or which should be disclosed) in a balance sheet of such person in respect of a Capitalized Lease of such person.

          "Cash Equivalents" shall mean, at any time,

               (a) Government Obligations having a maturity not exceeding one hundred eighty (180) days;

               (b) commercial paper rated at least A-1 by S&P or P-1 by Moody's, having a maturity not exceeding one hundred eighty (180) days;

               (c) certificates of deposit or time deposits of (i) the Lenders or (ii) other commercial banks having capital and undivided surplus of at least $500 million and issuing commercial paper rated as described in the preceding clause (b) and organized and existing under, or chartered or otherwise qualified to do business under, the laws of the United States of America or any State thereof or the District of Columbia, having a maturity not exceeding ninety (90) days;

               (d) repurchase agreements or investment contracts having a maturity not exceeding ninety (90) days with a financial institution insured by the Federal Deposit Insurance Corporation, or any broker or dealer (as defined in the Securities Exchange Act of 1934) that is a dealer in government bonds and that is recognized by trades with and reports to, a Federal Reserve Bank as a primary dealer in government securities; provided that in any case (i) collateral is pledged for the repurchase agreement or investment contract, which collateral consists of (A) Government Obligations or evidences or ownership of proportionate interests in future interest and principal payments on Government Obligations held by a bank or trust company as custodian, under which the owner of the investment is the real party in interest and has the right to proceed directly and individually against the obligor on such obligations, and which underlying obligations are held in a segregated account and not available to satisfy any claim of the custodian or any person claiming through the custodian or to whom the custodian may be obligated or (B) evidences of indebtedness issued by any of the following: Bank of Cooperatives, Export-Import Bank of the United States, Farmers Home Administration, Federal Financing Bank, Federal Loan Bank System, Federal Home Loan Mortgage Corporation (including participation certificates), Federal Housing Administration, Federal Farm Credit Banks, Federal National Mortgage Association, Government National Mortgage Association, Inter-American Development Bank, International Bank for Reconstruction and Development, Small Business Administration or any other agency or instrumentality of the United States of America created by an act of Congress that is substantially similar to the foregoing in its legal relationship to the United States of America, (ii) the current market value of the collateral securing the repurchase agreement or investment agreement or investment contract is at least equal to the amount of the repurchase agreement or investment contract and (iii) the current market value of the collateral is determined not less frequently than monthly;

               (e) investments in money market funds substantially all of whose assets consist of securities of the types described in the foregoing clauses (a) through (d);

               (f) investments in obligations the return with respect to which is excludable from gross income under Section 103 of the Code, having a maturity of not more than six (6) months or providing the holder the right to put such obligations for purchase at par upon not more than twenty eight days' notice, and which are rated at least A-1 by S&P or P-1 by Moody's;

               (g) investments in tax free money market funds all of whose assets consist of securities of the types described in the foregoing clause
(f); and

               (h) investments, redeemable upon not more than seven (7) days' notice, in money market preferred municipal bond funds that are rated at least AAA by S&P or Aaa by Moody's.

          "Certificate of Designation" shall have the meaning set forth in
Section 1.3(b)(v).

          "Certificate of Incorporation" has the meaning set forth in
Section 1.3(b)(v).

          "Change of Control" shall mean:

            (a) a "person" or "Group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becoming, in a transaction or series of related transactions, the Beneficial Owner of Voting Securities entitled to exercise 50% or more of the total voting power of all outstanding Voting Securities of the Company (including any Voting Securities that are not then outstanding of which such person or Group is deemed the Beneficial Owner) (the "Control Party"); or

            (b) the acquisition of Beneficial Ownership of 20% or more of the Voting Securities of the Company by any Person or Group, together with contractual rights, which would enable such Person or Group to prevent a merger, consolidation, sale of all or substantially all of the assets or other sale of the Company; or

            (c) individuals who at the beginning of any period of two consecutive calendar years constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the Company's stockholders occurred pursuant to an express provision of the Agreement or was approved by a vote of at least two-thirds of the members of the Board of Directors then still in office who either were members of the Board of Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office; or

            (d) sale of all or substantially all of the assets of the Company.

          "Code" shall mean the Internal Revenue Code of 1986, as amended.

          "Commission" shall mean the Securities and Exchange Commission.

          "Company Conversion Date" shall have the meaning set forth in
Section 10.2.

          "Confidential Information" shall have the meaning set forth in
Section 7(a).

          "Consolidated" or "consolidated", when used with reference to any financial term in this Agreement (but not when used with respect to any tax return or tax liability), shall mean the aggregate for two or more persons of the amounts signified by such term for all such persons, with inter-company items eliminated and, with respect to earnings, after eliminating the portion of earnings properly attributable to minority interests, if any, in the capital stock of any such person or attributable to shares of preferred stock of any such person not owned by any other such person.

          "Consolidated Fixed Charge Coverage Ratio" of any Person shall mean, for the most recent fiscal quarter after giving pro forma effect to any Asset Acquisitions made during the most recent 12 month period ending on and including the date of determination] the ratio of (a) the sum of Consolidated Net Income, Consolidated Interest Expense, Consolidated Rental Expense and Consolidated Noncash Charges, less Restricted Payments and less the lesser of 25% of Budgeted Maintenance Capital Expenditures for the corresponding fiscal year or 100% actual Maintenance Capital Expenditures during such fiscal quarter, in each case, for such period, of such Person and its Subsidiaries on a consolidated basis, all determined in accordance with generally accepted accounting principles, to (b) the sum of (i) such Consolidated Interest Expense for such period (provided that (A) in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any Indebtedness computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period; (B) in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period; and (C) notwithstanding clauses (A) and (B) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Rate Protection Obligations, shall be deemed to have accrued at the rate per annum resulting after giving effect to the operation of such agreements), plus
(ii) 25% of Current Maturities of Long-Term Debt, plus (iii) Consolidated Rental Expense. If such Person or any of its Subsidiaries directly or indirectly Guarantees Indebtedness of a third Person, the above clause shall give effect to the incurrence of such Guaranteed Indebtedness as if such Person or such Subsidiary had directly incurred or otherwise assumed such Guaranteed Indebtedness.

          "Consolidated Funded Debt" shall mean consolidated Indebtedness of the Company and its Subsidiaries, determined in accordance with generally accepted accounting principles consistently applied; provided, however, that Consolidated Funded Debt shall not include any unsecured current liabilities incurred in the ordinary course of business and not represented by any note, bond, debenture or other instrument.

          "Consolidated Interest Expense" shall mean, as to any Person for any period, the aggregate interest expense and amortization of deferred loan costs of such Person and its Subsidiaries on a consolidated basis for such period (calculated without regard to any limitations on the payment thereof), imputed interest on Capitalized Lease Obligations, commissions, discounts and other fees and charges owed with respect to letters of credit and unused commitments and net costs under interest rate protection agreements, all as determined in conformity with generally accepted accounting principles.

          "Consolidated Net Income (Loss)" of any Person shall mean, for any period, the consolidated net income (or loss) of such Person and its Subsidiaries for such period on a consolidated basis as determined in accordance with generally accepted accounting principles, adjusted, to the extent included in calculating such net income (or loss), by excluding, without duplication, (i) all extraordinary gains (less all fees and expenses relating thereto), (ii) the portion of net income (or loss) of such Person and its Subsidiaries on a Consolidated basis allocable to minority interests in unconsolidated Persons to the extent that cash dividends or distributions have not actually been received by such Person or one of its Consolidated Subsidiaries, (iii) any gain or loss, net of taxes, realized upon the termination of any employee pension benefit plan,
(iv) net gains (or losses) (less all fees and expenses relating thereto) in respect of dispositions of assets other than in the ordinary course of business, (v) the net income of any Subsidiary to the extent that the declaration of dividends or similar distributions by that Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (vi) any restoration to income of any contingency reserve, except to the extent provision for such reserve was made out of income accrued at any time following the date of this Agreement, or (vii) any gain arising from the acquisition of any securities, or the extinguishment, under generally accepted accounting principles, of any Indebtedness of such Person.

          "Consolidated Net Worth" shall mean the consolidated stockholders' equity of the Company and its Subsidiaries, less the amount of Disqualified Stock, determined in accordance with generally accepted accounting principles consistently applied.

          "Consolidated Noncash Charges" shall mean, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Subsidiaries reducing Consolidated Net Income of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with generally accepted accounting principles.

          "Consolidated Rental Expense" shall mean, as to any Person for any period, the aggregate rent and lease expenses recorded by such Person and its Subsidiaries on a consolidated basis in conformity with generally accepted accounting principles pursuant to any Operating Lease.

          "Consolidated Total Capital" shall mean the sum of (i)
Consolidated Funded Debt plus (ii) Consolidated Net Worth.

          "Conversion Price" shall mean the Conversion Price of the Preferred Stock which is equal to the lower of (a) $9.45 per share, or (b) the Current Market Price of a share of Common Stock during the thirty consecutive Trading Days prior to the Stockholders Meeting; provided that the Conversion Price shall in no event be less than $5.50 per share (subject to adjustment in accordance with Section 8 of the Certificate of Designation). In the event the Company shall not have duly called and convened a Stockholders Meeting to consider and vote upon the Stockholder Approval with respect to the Stock Issuance within one year from the Closing Date, the Conversion Price shall equal the lower of (A) $9.45 per share or (B) the Current Market Price of a share of Common Stock during the thirty consecutive Trading Days immediately prior to January 26, 2000, provided that such price shall in no event be less than $5.50 per share (subject to adjustment in accordance with Section 8 of the Certificate of Designation). Notwithstanding the foregoing, at any time prior to the Stockholder Approval Date, the Conversion Price shall in no event be less than the price at which the maximum number of shares of Common Stock issued or issuable upon conversion of the Preferred Stock, together with shares of the Common Stock issued or issuable upon exercise of the Warrants, would exceed the greater of (i) 711,241 shares of Common Stock (19.9% of the outstanding shares of Common Stock of the Company as of the Closing Date) and (ii) 19.9% of the outstanding shares of Common Stock of the Company at the time of determination; provided, however, that if the Conversion Price is greater than the price that would be in effect but for this sentence and, subsequently, the Company shall have obtained the Stockholder Approval, the Conversion Price shall be retroactively recalculated in accordance with the first sentence of this definition of the "Conversion Price.".

          "Current Market Price", when used with reference to shares of Common Stock or other securities on any date, shall mean the closing sale price per share of Common Stock or such other securities on such date and, when used with reference to shares of Common Stock or other securities for any period shall mean the average of the daily closing sale prices per share of Common Stock or such other securities for such period. The closing price for each day shall be the closing sale price in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or such other system then in use, or, if on any such date the Common Stock or such other securities are not quoted by any such organization, the closing sale price as furnished by a professional market maker making a market in the Common Stock or such other securities selected by the Board of Directors of the Company. If the Common Stock is listed or admitted to trading on a national securities exchange, the closing price shall be the closing sale price, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Common Stock or such other securities are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Common Stock or such other securities are listed or admitted to trading. If the Common Stock or such other securities are not publicly held or so listed or publicly traded, "Current Market Price" shall mean the Fair Market Value per share of Common Stock or of such other securities as determined in good faith by the Board of Directors of the Company based on an opinion of an independent investment banking firm acceptable to holders of a majority of the Notes, which opinion may be based on such assumptions as such firm shall deem to be necessary and appropriate.

          "Current Maturities of Long-Term Debt" shall mean (a) as of any date of determination occurring on or before December 31, 1999, $5,000,000 and (b) as of any date of determination subsequent to December 31, 1999, that portion of Consolidated Funded Debt that is due and payable within the twelve (12) month period immediately following the date of determination, calculated in conformity with generally accepted accounting principles.

          "Default" shall mean any event which, with or without notice or the passage of time, would be an Event of Default.

          "Disinterested Director" shall mean, with respect to any transaction or series of related transactions, a member of the Board of Directors who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions.

          "Disqualified Stock" shall mean any capital stock of the Company which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, except to the extent such capital stock is exchangeable into Indebtedness at the option of the Company and only subject to the terms of any debt instrument to which the Company is a party), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, or convertible or exchangeable into Indebtedness on or prior to date that is 91 days after the date on which the Notes mature; provided, however, that notwithstanding the foregoing, Redeemable Common Stock shall not be deemed to be Disqualified Stock.

          "Employee Benefit Plan" shall mean each plan, program, policy, payroll practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits of any kind, whether formal or informal, funded or unfunded, written or oral and whether or not legally binding, including, without limitation, each "employee benefit plan," within the meaning of Section 3(3) of ERISA and each "multiemployer plan" within the meaning of Sections 3(37) or 4001(a)(3) of ERISA, pursuant to which the Company, any Subsidiary or any ERISA Affiliate has or may have any liability, contingent or otherwise.

          "Environmental Laws" shall mean, at any date, all provisions of federal, state, local or foreign law (including applicable principles of common and civil law), statutes, ordinances, rules, regulations, published standards and directives that have the force and effect of Laws, permits, licenses, judgments, writs, injunctions, decrees and orders enacted, promulgated or issued by any Public Authority, and all indemnity agreements and other contractual obligations, as in effect at such date, relating to
(i) the protection of the environment, including the air, surface and subsurface soils, surface waters, groundwaters and natural resources, and
(ii) occupational health and safety and exposure of persons to Hazardous Materials. Environmental Laws shall include the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. ss.ss.9601 et seq., and any other Laws imposing or creating liability with respect to Hazardous Materials.

          "Environmental Liability" shall mean any liabilities, obligations, costs, losses, payments or damages, including compensatory and punitive damages, incurred (i) to contain, remove, clean up, assess, abate or otherwise remedy any actual or alleged release or threatened release of Hazardous Materials, any actual or alleged contamination (by Hazardous Materials) of air, surface or subsurface soil, groundwater or surface water, or any personal injury or damage to natural resources or property resulting from any such release or contamination, pursuant to the requirements of any Environmental Law or in response to any claim by any Public Authority or other Third Party under any Environmental Law; (ii) to modify facilities or processes or take any other remedial action in response to any claim by any Public Authority of non-compliance with any Environmental Law; (iii) as a result of the imposition of any civil or criminal fine or penalty by any Public Authority for the violation or alleged violation of any Environmental Law; or (iv) as a result of any action, suit, proceeding or claim by any Third Party under any Environmental Law. The term "Environmental Liability" shall include: (i) reasonable fees of counsel and consultants (but not any corporate allocation for management time or for the use of similar in-house services or facilities) and (ii) the costs and expenses of any investigation undertaken to ascertain the existence or extent of any potential or actual Environmental Liability.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

          "ERISA Affiliate" shall mean each business or entity which is a member of a "controlled group of corporations," under "common control" or an "affiliated service group" with the Company or its Subsidiaries within the meaning of Sections 414(b), (c) or (m) of the Code, or required to be aggregated with the Company or its Subsidiaries under Section 414(o) of the Code, or is under "common control" with the Company or its Subsidiaries, within the meaning of Section 4001(a)(14) of ERISA.

          "Event of Default" shall mean each of the happenings or circumstances enumerated in Section 8.1.

          "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any successor Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Securities Exchange Act of 1934, as amended, shall include reference to the comparable section, if any, of any such successor Federal statute.

          "Face Value" with respect to a share of Preferred Stock shall mean $100.00 per share.

          "Fair Market Value" shall mean, as to shares of Common Stock or any other class of capital stock or securities of the Company or any other issuer which are publicly traded, the average of the Current Market Prices of such shares of securities for each day of the Adjustment Period. The "Fair Market Value" of any security which is not publicly traded or of any other property shall mean the fair value thereof as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Board of Directors of the Company or a committee thereof.

          "Fairness Opinion" shall have the meaning set forth in Section 1.3(b)(iii).

          "Governing Instruments" shall mean, collectively, this Agreement, the Notes, the Warrant Agreement and the Certificate of Designation.

          "Government Obligations" shall mean direct obligations of the United States of America or obligations for the full and prompt payment of which the full faith and credit of the United States of America are pledged.

          "Guarantee" by any Person shall mean all obligations (other than endorsements in the ordinary course of business of negotiable instruments for deposit or collection) of any Person guaranteeing, or in effect guaranteeing, any Indebtedness, dividend or other obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, all obligations incurred through an agreement, contingent or otherwise, by such Person: (i) to purchase such Indebtedness or obligation or any property or assets constituting security therefor; (ii) to advance or supply funds (x) for the purchase or payment of such Indebtedness or obligation, (y) to maintain working capital or other balance sheet condition or otherwise to advance or make available funds for the purchase or payment of such Indebtedness or obligation; (iii) to lease property or to purchase securities or other property or services primarily for the purpose of assuring the owner of such Indebtedness or obligation of the ability of the primary obligor to make payment of such Indebtedness or obligation; or (iv) otherwise to assure the owner of the Indebtedness or obligation of the primary obligor against loss in respect thereof. For the purposes of any computations made under this Agreement, a Guarantee in respect of any Indebtedness for borrowed money shall be deemed to be Indebtedness equal to the principal amount of the Indebtedness for borrowed money which has been guaranteed, and a Guarantee in respect of any other obligation or liability or any dividend shall be deemed to be Indebtedness equal to the maximum aggregate amount of such obligation, liability or dividend.

          "Hazardous Material" shall mean any substance regulated by any Environmental Law or which may now or in the future form the basis for any Environmental Liability.

          "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

          "HSR Approval" shall have the meaning set forth in Section 2.8.

          "HSR Notification" shall have the meaning set forth in Section
3.7.

          "Indebtedness" shall mean, with respect to any person, (i) all obligations of such person for borrowed money, or with respect to deposits or advances of any kind (other than deposits or advances incurred in the ordinary course of business), (ii) all obligations of such person evidenced by bonds, debentures, notes or similar instruments (other than performance bonds incurred in the ordinary course of business), (iii) all obligations of such person under conditional sale or other title retention agreements relating to property purchased by such person, (iv) all obligations of such person issued or assumed as the deferred purchase price of property or services (other than accounts payable to suppliers and similar accrued liabilities incurred in the ordinary course of business and paid in a manner consistent with industry practice), (v) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such person whether or not the obligations secured thereby have been assumed, (vi) all Capitalized Lease Obligations of such person, (vii) all Guarantees of such person, (viii) all obligations (including but not limited to reimbursement obligations) relating to the issuance of letters of credit for the account of such person, (ix) all obligations arising out of foreign exchange contracts, and
(x) all Swap Contracts.

          "Initial Principal Balance" shall have the meaning set forth in
Section 1.1.

          "Intellectual Property" shall have the meaning set forth in
Section 2.23(a).

          "Interest Rate Protection Obligations" shall mean the obligations of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

          "Investment" shall mean, with respect to any Person, any direct or indirect loan or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. "Investments" shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

          "Issuable Preferred Stock" shall mean ownership or possession of the right to acquire through conversion of the Notes all (100%) of the Series A Preferred Stock issued or issuable hereunder or of the Common Stock issuable upon conversion of the Series A Preferred Stock.

          "Junior Indebtedness" shall have the meaning set forth in Section
11.1.

          "Lenders" shall mean the lenders identified in the Revolving Credit Agreement.

          "Lien" shall mean any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind. A person shall be deemed to own subject to a Lien any property which such Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

          "Liquidation Value" shall mean the outstanding principal amount of any Note.

          "Litigation" shall have the meaning set forth in Section 2.6.

          "Maintenance Capital Expenditures" shall mean, as to the Company and its Subsidiaries on a consolidated basis for any period, the aggregate of all Capital Expenditures for maintenance purposes.

          "Material Adverse Effect" and "Material Adverse Change" shall mean any event, change or effect, individually or in the aggregate with such other events, changes or effects, that has occurred which has a material adverse effect upon the properties, prospects, condition (financial or otherwise), results of operations or business of the Company and its Subsidiaries taken as a whole; provided, however, that a Material Adverse Effect and Material Adverse Change shall not include any event, change in or effect upon the properties, prospects, condition (financial or otherwise), results of operations or business of the Company and its Subsidiaries taken as a whole, directly or indirectly, arising out of, attributable to or as a consequence of: (a) conditions, events or circumstances (other than proposed or pending federal, state or local legislation, regulation or administration of any governmental authority) affecting the health care industry generally and the overall economy or (b) the public announcement of either the execution of this Agreement or the transactions contemplated hereunder.

          "Moody's" shall mean Moody's Investors Service, Inc. and its successors.

          "Multiemployer Plan" shall mean each Employee Benefit Plan which is a "multiemployer plan" within the meaning of Sections 3(37) or 4001(a)(3) of ERISA.

          "NASD" shall mean the National Association of Securities Dealers,
Inc.

          "Nasdaq" shall mean the National Association of Securities Dealers, Inc. Automated Quotation System.

          "Nasdaq Approval" shall have the meaning set forth in Section
6.30.

          "NationsBank" shall mean NationsBank, N.A., a successor by merger to NationsBank of Tennessee, N.A.

          "Non-Disclosable Contracts" shall mean Contracts to which the Company or any Subsidiary is a party with or for the benefit of any officer, director or Affiliate of the Company or any Subsidiary or Associate thereof meeting none of the disclosure requirements nor any of the exhibit filing requirements for an annual, quarterly or periodic report on Form 10-K, 10-Q or 8-K of the Company covering reporting periods that include any of the date of this Agreement, the Closing Date, the date such Contract is entered into or the date or dates of the Company's performance under such Contract.

          "Note Register" shall have the meaning set forth in Section 4.2.

          "Operating Lease" shall mean, as to any Person, any lease of property (whether real, personal or mixed) by such Person as lessee that is not a Capitalized Lease.

          "Opinion of Counsel" shall have the meaning set forth in Section 1.3(b)(ii).

          "OSHA" shall have the meaning set forth in Section 2.6.

          "Outstanding" or "outstanding" shall mean when used with reference to the Notes at a particular time, all Notes theretofore issued as provided in this Agreement, except (i) Notes therefore reported as lost, stolen, damaged or destroyed, or surrendered for transfer, exchange or replacement, in respect to which replacement Notes have been issued; (ii) Notes theretofore paid in full; and (iii) Notes theretofore canceled by the Company except that, for the purpose of determining whether holders of the requisite principal amount of Notes have made or concurred in any waiver, consent, approval, notice or other communication under this Agreement, Notes registered in the name of, or owned beneficially by, the Company or any Subsidiary of any thereof, shall not be deemed to be outstanding.

          "Pari Passu Indebtedness" shall mean Indebtedness of the Company which is pari passu with the Notes.

          "Payment Rate" shall have the meaning set forth in Section 5.3.

          "PBGC" shall mean the Pension Benefit Guaranty Corporation, or any successor thereto.

          "Pension Plan" shall mean any multiemployer plan or single employer plan, as defined in Section 4001 of ERISA, that is subject to Title IV of ERISA, that the Company, any Subsidiary or any ERISA Affiliate maintains or is or ever has been obligated to contribute to for the benefit of employees or former employees of the Company, any Subsidiary or any ERISA Affiliate.

          "Permitted Investments" means any of the following:

                    (i) Investments in Cash Equivalents;

                    (ii) Investments in the Company or wholly-owned
     Subsidiaries;

                    (iii) Investments by the Company or any Subsidiary of the Company in another Person, if as a result of such Investment (A) such other Person becomes a wholly-owned Subsidiary or (B) such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Company or a wholly-owned Subsidiary;

                    (iv) Investments from date of this Agreement in a Subsidiary that is less than wholly-owned in an aggregate amount measured at the time of Investment (less payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Subsidiary, to the extent not otherwise included in the Company's Consolidated Net Income) not to exceed 5% of Consolidated Tangible Net Worth of the Company. In connection with any assets or property contributed or transferred to any Person as an Investment, such property and assets shall be equal to the Fair Market Value at the time of Investment;

                    (v) accounts receivable representing trade credit extended in the ordinary course of business; or

                    (vi) unsecured loans or advances by the Company or any Subsidiary to any Subsidiary or the Company.

          "Permitted Junior Securities" shall mean securities of the Company or any successor thereto that are equity securities or are subordinated in right of payment to all Senior Indebtedness to substantially the same extent as, or to a greater extent than, the Notes are so subordinated as provided in Article 11.

          "Permitted Liens" shall mean the following types of Liens:

                    (i) Liens on any property or assets of a Subsidiary granted in favor of the Company or any Subsidiary;

                    (ii) Liens securing the Notes;

                    (iii) Liens securing the Revolving Credit Facility;

                    (iv) Liens securing Acquired Indebtedness created prior to (and not in connection with or in contemplation of) the incurrence of such Indebtedness by the Company or any Subsidiary; provided that any such Lien does not extend to any property or assets of the Company or any Subsidiary other than the assets acquired in connection with the incurrence of such Acquired Indebtedness;

                    (v) any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (i) through
     (iv); provided that any such extension, renewal or replacement shall be no more restrictive in any material respect that the Lien so extended, renewed or replaced and shall not extend to any additional property or assets; and

                    (vi) Liens securing Purchase Money Debt and Capitalized Lease Obligations; provided, however, that any such lien attaches only to the item or items of property or asset financed with such Purchase Money Debt or Capitalized Lease.

          "Person" shall mean any individual, firm, corporation, partnership or other entity, and shall include any successor (by merger or otherwise) of such entity.

          "Preferred Ratio" shall have the meaning set forth in Section
10.1.

          "Preferred Stock Consideration" shall have the meaning set forth in Section 1.1.

          "Proxy Statement" shall have the meaning set forth in Section
6.20.

          "Public Authority" shall mean any supranational, national, regional, state or local government court, governmental agency, authority, board, bureau, instrumentality or regulatory body.

          "Purchase Money Debt" shall mean (a) Indebtedness of the Company or any of its Subsidiaries that, within thirty (30) days of the purchase of equipment in which neither the Company nor any of its Subsidiaries at any time prior to such purchase had any interest, is incurred to finance part or all of (but not more than) the purchase price of such equipment, and that bears interest at a rate per annum that is commercially reasonable at the time, and (b) Indebtedness that constitutes a renewal, extension or refunding of, but not an increase in the principal amount of, Purchase Money Debt that is such by virtue of clause (a), is binding only upon the obligor or obligors under the Purchase Money Debt being renewed, extended or refunded and bears interest at a rate per annum that is commercially reasonable at the time.

          "Purchase Price" shall have the meaning set forth in Section 1.1.

          "Redeemable Common Stock" shall mean 186,000 shares of Common Stock Beneficially Owned by Mr. and/or Mrs. Scott L. Mercy, who are Affiliates of the Company, which shares Mr. and Mrs. Mercy may require the Company to repurchase at $9.90 per share under the circumstance set forth in Mr. Mercy's Amended and Restated Employment Agreement, dated as of September 1, 1998, with the Company.

          "Redemption Indebtedness" shall mean Indebtedness incurred or created concurrently with the redemption of the Notes in accordance with
Section 9.

          "Registration Rights Agreement" shall have the meaning set forth in Section 1.3(b)(xii).

          "Representative" shall have the meaning set forth in Section
7(a).

          "Required Net Worth Amount" shall mean the sum of (i) 50% of Consolidated Net Income for each fiscal quarter ending after the Closing Date in which the Company has positive Consolidated Net Income, plus (ii) the principal amount of Notes theretofore converted into Preferred Stock, plus (iii) $10 million.

          "Restricted Payment" shall have the meaning set forth in the Revolving Credit Agreement as in effect as of the date hereof.

          "Retained Earnings (Deficit)" shall have the meaning assigned to it in the 1997 10-K.

          "Revolving Credit Agreement" shall mean the Revolving Credit Agreement, dated the date hereof, among the Company, the lenders identified therein and NationsBank, and as administrative agent and as issuing bank and any amendments, renewals, extensions, modifications and refundings thereof.

          "Revolving Credit Facility" shall mean the lending facility under the Revolving Credit Agreement.

          "S&P" shall mean Standard & Poor's Corporation and its successors.

          "Securities Act" shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

          "Senior Indebtedness" shall mean and include, as of any date as of which the amount thereof is to be determined, the principal of and premium, if any, and interest due on, and any other amount from time to time payable in respect of, (a) any Indebtedness arising under the Revolving Credit Agreement and (b) any amendments, renewals, extensions, modifications and refundings of any such Indebtedness.

          "SESC" shall mean Sun Trust Equitable Securities Corporation.

          "Stated Maturity" means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note of such installment of interest is due and payable and, when used with respect to any other Indebtedness, means the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness, or any installment of interest thereon, is due and payable.

          "Stockholder Approval" shall have the meaning set forth in
Section 2.8.

          "Stockholder Approval Date" shall mean the date on which the Stockholder Approval is obtained.

          "Stockholders Meeting" shall have the meaning set forth in
Section 2.8.

          "Stock Issuance" shall have the meaning set forth in Section 2.8.

          "Subordinated Indebtedness" shall mean Indebtedness of the Company which is expressly subordinated in right of payment to the Notes.

          "Subsidiary" shall mean, with respect to any Person, (i) a corporation a majority of whose voting power or voting equity securities or equity interest is at the time, directly or indirectly, owned by such Person, by one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) other Person (other than a corporation), including, without limitation, a joint venture, in which such Person, one or more Subsidiaries thereof or such Person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other Person performing similar functions).

          "Swap Contract" shall mean any agreement whether or not in writing, relating to any transaction that is a rate swap, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap or option, bond, note or bill option, interest rate option, forward foreign exchange transaction, cap, collar or floor transaction, currency swap, cross-currency rate swap, swaption, currency option or any other similar transaction (including any option to enter into any of the foregoing) or any combination of the foregoing, and, unless the context otherwise clearly requires, any master agreement relating to or governing any or all of the foregoing.

          "Swap Termination Value" shall mean, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in subclause
(a) the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined by the Company based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts.

          "Third Party" shall mean a person who or which is neither the Company or its Subsidiaries nor the Purchasers.

          "Trading Day" shall mean a Business Day or, if the Common Stock is listed or admitted to trading on any national securities exchange, a day on which such exchange is open for the transaction of business.

          "Transaction Documents" shall mean the Acquisition Agreement, this Agreement and each document contemplated by this Agreement.

          "Voting Securities" shall mean at any time shares of any class of Capital Stock of the Company which are then entitled to vote generally in the election of directors.

          "Warrant Agreement" shall have the meaning set forth in Section 1.3(b)(iv).

          "Year 2000 Compliant" shall have the meaning set forth in Section
2.26.

          "1997 Financial Statements" shall have the meaning set forth in
Section 2.5.

          "1997 Form 10-K" shall have the meaning set forth in Section 2.4.

          12.2. Accounting Principles. The character or amount of any asset, liability, capital account or reserve and of any item of income or expense required to be determined pursuant to this Agreement, and any consolidation or other accounting computation required to be made pursuant to this Agreement, and the construction of any definition in this Agreement containing a financial term, shall be determined or made, as the case may be, in accordance with United States generally accepted accounting principles, to the extent applicable, unless such principles are inconsistent with the express requirements of this Agreement.

     13.  Miscellaneous
          -------------

          13.1. Payments. The Company agrees that, so long as any of the Purchasers shall hold any Convertible Securities, it will make all cash payments thereon in immediately available funds in such manner as such Purchasers may reasonably request in writing; provided, however, that the Company shall incur no liability to any Purchaser by reason of its non-compliance with this Section 13.1 so long as it is in compliance with
Section 5.1.

          13.2. Severability. If any term, provision, covenant or restriction of this Agreement or any exhibit hereto is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement and such exhibits shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.

          13.3. Specific Enforcement. The Purchasers, on the one hand, and the Company, on the other, acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which they may be entitled at law or equity.

          13.4. Entire Agreement. This Agreement (including the documents set forth in the exhibits hereto) contains the entire understanding of the parties with respect to the transactions contemplated hereby.

          13.5. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each party and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

          13.6. Notices and Other Communications. All notices, consents, requests, instructions, approvals, financial statements, proxy statements, reports and other communications provided for herein shall be rapidly given, if in writing and delivered personally, by telecopy or sent by registered mail, postage prepaid, if to:

            THE COMPANY:

            America Service Group Inc.
            105 Westpark Drive, Suite 300
            Brentwood, TN  37027
            Attention:  Jean L. Byassee, General Counsel

            With a copy to:

            King & Spalding
            191 Peachtree Street
            Atlanta, Georgia  30303-1763
            Attention:  Philip A. Theodore, Esq.

            THE PURCHASERS:

            Health Care Capital Partners L.P. and
            Health Care Executive Partners L.P.
            The Mill
            10 Glenville Street
            Greenwich, CT  06831
            Attention:  David A. Freeman, Member

            With a copy to:

            Fried, Frank, Harris, Shriver & Jacobson
            One New York Plaza
            New York, New York  10004
            Attention:  David Golay, Esq.


or to such other address as any party may, from time to time, designate in a written notice given in a like manner.

          13.7. Amendments. This Agreement may be amended as to the Purchasers and their successors and assigns, and the Company may take any action herein prohibited, or omit to perform any act required to be performed by it, if the Company shall obtain the written consent of the Purchasers and/or such successors and assigns who are the registered holders of not less than 66 2/3% of the outstanding principal amount of the Notes or Face Value of the Preferred Stock then held by the Purchasers and their successors or assigns. This Agreement may not be waived, changed, modified, or discharged orally, but only by an agreement in writing signed by the party or parties against whom enforcement of any waiver, change, modification or discharge is sought or by parties with the right to consent to such waiver, change, modification or discharge on behalf of such party.

          13.8. Cooperation. The Purchasers and the Company agree to take, or cause to be taken, all such further or other actions as shall reasonably be necessary to make effective and consummate the transactions contemplated by this Agreement.

          13.9. Successors and Assigns. All covenants and agreements contained herein shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, it being understood however that the covenants set forth in Sections 6.12 and 13.10 shall not inure to the benefit of any assignee of the Purchasers other than Affiliates of the Purchasers. Neither this Agreement nor any rights hereunder may be transferred prior to the Closing Date without the consent of the other party, except that the Purchasers may assign any of their rights and obligations hereunder to any fund for which Ferrer Freeman Thompson & Co. LLC is the general partner.

          13.10. Expenses and Remedies. (a) The Company agrees to pay the Purchasers for all of their out-of-pocket expenses (not to exceed $300,000), including reasonable outside legal, accounting and consulting fees of the Purchasers, incurred in connection with this Agreement and the consummation of all transactions contemplated hereby. The Company further agrees to pay the Purchasers all of their reasonable out-of-pocket costs and expenses relating to any future amendment or supplement to this Agreement or any of the Securities (or any proposal by the Company for such amendment or supplement) whether or not consummated or any waiver or consent with respect thereto (or any proposal for such waiver or consent) whether or not consummated, and all costs and expenses of the Purchasers relating to the enforcement of this Agreement, the Registration Rights Agreement, the Warrant Agreement or any of the Securities.

               (b) The Company further agrees to indemnify and save harmless the Purchasers and any of their officers, directors, partners, employees, trustees and agents, and each person who controls any of the Purchasers within the meaning of the Securities Act or the Exchange Act, from and against any and all costs, expenses, damages or other liabilities resulting from any breach of this Agreement by the Company (including the breach of any covenant or representation or warranty made by the Company and any claim relating to Indemnified Losses (as defined in the Acquisition Agreement)) or any legal, administrative or other proceedings arising out of the transactions contemplated hereby (other than such costs, expenses, damages or other liabilities resulting, directly or indirectly, (i) from the breach by such Purchasers of any of their agreements contained herein or (ii) from the gross negligence or willful misconduct of such Purchasers or any of their officers, directors, partners, employees or agents, or any person who controls such Purchasers within the meaning of the Securities Act or the Exchange Act); provided, however, that, if and to the extent that such indemnification is unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of such indemnified liability which shall be permissible under applicable laws.

               (c) The indemnified party under this Section 13.10 will, promptly after the receipt of notice of the commencement of any action against such indemnified party in respect of which indemnity may be sought from the Company on account of an indemnity agreement contained in this
Section 13.10, notify the Company in writing of the commencement thereof. The omission of any indemnified party so to notify the Company of any such action shall not relieve the Company from any liability which it may have to such indemnified party except to the extent the Company shall have been materially prejudiced by the omission of such indemnified party so to notify the Company, pursuant to this Section 13.10. In case any such action shall be brought against any indemnified party and it shall notify the Company of the commencement thereof, the Company shall be entitled to participate therein and, to the extent that it may wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the Company to such indemnified party of its election so to assume the defense thereof, the Company will not be liable to such indemnified party under this Section 13.10 for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof nor for any settlement thereof entered into without the consent of the Company; provided, however, that (i) if the Company shall elect not to assume the defense of such claim or action or (ii) if the indemnified party reasonably determines (x) that there may be a conflict between the positions of the Company and of the indemnified party in defending such claim or action or (y) that there may be legal defenses available to such indemnified party different from or in addition to those available to the Company, then separate counsel for the indemnified party shall be entitled to participate in and conduct the defense, in the case of
(i) and (ii)(x), or such different defenses, in the case of (ii)(y), and the Company shall be liable for any reasonable legal or other expenses incurred by the indemnified party in connection with the defense.

          13.11. Survival of Representations and Warranties. All representations and warranties contained herein or made in writing by any party in connection herewith shall survive the execution and delivery of this Agreement and the issuance and delivery of the Securities, regardless of any investigation made by or on behalf of any party.

          13.12. Transfer of Securities. The Purchasers understand and agree that the Securities have not been registered under the Securities Act or the securities laws of any state and that they may be sold or otherwise disposed of only in one or more transactions registered under the Securities Act and, where applicable, such laws or transactions as to which an exemption from the registration requirements of the Securities Act and, where applicable, such laws are, in the opinion of counsel reasonably satisfactory to the Company, a copy of which opinion shall be delivered to the Company in connection with any such sale or other disposition, available. The Purchasers acknowledge that, except as provided in the Registration Rights Agreement, the Purchasers have no right to require the Company to register the Securities. The Purchasers understand and agree that each Note or certificate representing the Securities shall bear the following legend:

          "[THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE] [THIS NOTE HAS] NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY TO THE EFFECT THAT THE TRANSACTION PURSUANT TO WHICH SUCH [SECURITIES/NOTES] WILL BE OFFERED FOR SALE OR OTHERWISE DISPOSED OF IS SUBJECT TO AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF SUCH ACT OR SUCH LAWS."

          13.13. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of New York and of the United States of America, in each case located in the County of New York, for any Litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any Litigation relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to its respective address set forth in this Agreement, or such other address as may be given by one or more parties to the other parties in accordance with the notice provisions of Section 13.6, shall be effective service of process for any Litigation brought against it in any such court. Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any Litigation arising out of this Agreement or the transactions contemplated hereby in the courts of the State of New York or the United States of America, in each case located in the County of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Litigation brought in any such court has been brought in an inconvenient forum.

          13.14. Publicity. Each of the parties hereto agrees that it will make no statement regarding the transactions contemplated hereby (which for purposes of this Section 13.14 shall not be deemed to include the Acquisition) unless such statement has been approved by both of the parties hereto. Notwithstanding the foregoing, each of the parties hereto may, in documents required to be filed by it with the Commission or other regulatory bodies, make such statements with respect to the transactions contemplated hereby as each may be advised is legally necessary upon advice of its counsel.

          13.15. Signatures. This Agreement shall be effective upon delivery of original signature pages or facsimile copies thereof executed by each of the parties hereto.

            IN WITNESS WHEREOF, the Company and the Purchasers have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized.


                                    AMERICA SERVICE GROUP INC.


                                    By:/s/ Michael Catalano
                                       -----------------------------------
                                         Name:  Michael Catalano
                                         Title     President and Chief
                                                  Executive Officer



                                    HEALTH CARE CAPITAL PARTNERS L.P.


                                    By: FERRER FREEMAN THOMPSON
                                        & CO. LLC., its General Partner


                                    By:/s/ David A. Freeman
                                       -----------------------------------
                                         Name:  David A. Freeman
                                         Title:  Member


                                    HEALTH CARE EXECUTIVE PARTNERS L.P.


                                    By: FERRER FREEMAN THOMPSON
                                        & CO. LLC., its General Partner


                                    By:/s/ David A. Freeman
                                       -----------------------------------
                                         Name:  David A. Freeman
                                         Title:  Member

                                                                EXHIBIT A-1

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY TO THE EFFECT THAT THE TRANSACTION PURSUANT TO WHICH THIS NOTE WILL BE OFFERED FOR SALE OR OTHERWISE DISPOSED OF IS SUBJECT TO AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF SUCH ACT OR SUCH LAWS.

                         AMERICA SERVICE GROUP INC.
                 12% Subordinated Convertible Bridge Notes
                            due January 26, 2000

No. 1                                                       Brentwood, TN
$14,404,000                                                 January 26, 1999

          AMERICA SERVICE GROUP INC. (the "Company"), a Delaware corporation, for value received, hereby promises to pay to HEALTH CARE CAPTIAL PARTNERS L.P. or its registered assigns, the principal amount of FOURTEEN MILLION FOUR-HUNDRED AND FOUR THOUSAND AND 00/100 DOLLARS ($14,404,000) on January 26, 2000, with interest (computed on the basis of a 360-day year of twelve 30-day months) on the unpaid balance of such principal amount at the rate of 12% per annum from the date hereof, payable monthly, in arrears, on the last Business Day of each month, until such unpaid balance shall become due and payable (whether at maturity or at a date fixed for redemption or by declaration or otherwise). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Securities Purchase Agreement, dated January 26, 1999, among the Company, Health Care Capital Partners L.P. and Health Care Executive Partners L.P. (the "Securities Purchase Agreement").

          Except with respect to Default or Event of Default described in the paragraph immediately below, from the date that a Default or Event of Default shall have occurred and during the continuance of any Default or Event of Default, the Company shall pay interest on the outstanding principal of, and premium, if any, on this Note and (to the extent legally enforceable) on any overdue installment of interest, if any, at the rate of 15% per annum until such overdue amount is paid or until such Default or Event of Default is cured or waived.

          In the event of the failure of the Company to pay the principal of and accrued and unpaid interest due on this Note at maturity or to comply with Sections 6.19 and 6.20 of the Securities Purchase Agreement, from the date that such Default or Event of Default shall have occurred and during the continuance of such Default or Event of Default, the monthly rate of interest on the outstanding principal of this Note and (to the extent legally enforceable) on any overdue installment of interest, if any, shall immediately increase 0.05% and shall further increase by 0.05% on the first day of each succeeding month during which such Default or Event of Default shall be continuing, but in no event shall the monthly rate at which interest accrues in respect of indebtedness evidenced by this Note exceed 1.5% per month; provided, however, such increase in interest shall not commence until the maturity of this Note if the Company's failure to obtain the Stockholder Approval with respect to the Stock Issuance is caused solely by the failure of the holders of Common Stock representing a majority of the shares of Common Stock (excluding shares Beneficially Owned by the Purchasers) present and voting at a meeting duly called and convened in accordance with Section 6.19 of the Securities Purchase Agreement to approve the Stock Issuance and none of the conditions described in clauses
(iii) through (viii) of Section 8.3(b) of the Securities Purchase Agreement shall have occurred and SESC shall not have withdrawn its Fairness Opinion.

          All payments on this Note shall be made in lawful money of the United States of America at the address specified by the holder hereof for such purpose in the Securities Purchase Agreement, in the manner set forth in the Securities Purchase Agreement.

          Any interest on this Note that is not paid when due shall accrue and compound monthly, to the extent permitted by applicable law.

          This Note is one of the Company's 12% Subordinated Convertible Bridge Notes due January 26, 2000 originally issued in the aggregate principal amount of $15,000,000 pursuant to the Securities Purchase Agreement. The registered holder of this Note is entitled to the benefits of such Securities Purchase Agreement and may enforce the agreements of the Company contained therein and exercise the remedies provided for thereby or otherwise available in respect thereof.

          This Note is convertible, upon the terms and subject to the conditions specified in the Securities Purchase Agreement, into shares of Preferred Stock.

          This Note, the indebtedness evidenced hereby and all amounts payable hereunder or otherwise in respect of said indebtedness are expressly subordinated to the extent and in the manner provided in Section 11 of the Securities Purchase Agreement to all Senior Indebtedness (as defined therein) of the Company.

          This Note is a registered Note and, as provided in the Securities Purchase Agreement, is transferable only upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or his attorney duly authorized in writing. The Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company shall not be affected by any notice to the contrary.

          This Note is subject to redemption, in whole or in part, all as specified in the Securities Purchase Agreement.

          In case a Default or Event of Default shall occur and be continuing, the unpaid balance of the principal, interest and any other amounts payable on this Note may be declared and become due and payable in the manner and with the effect provided in the Securities Purchase Agreement.

          THIS NOTE IS MADE AND DELIVERED IN NEW YORK, NEW YORK, AND SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.


                              AMERICA SERVICE GROUP INC.



                              By:
                                 ----------------------------------------
                                    Name:   Michael Catalano
                                    Title:  President and Chief Executive
                                            Officer

                                                                EXHIBIT A-2

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY TO THE EFFECT THAT THE TRANSACTION PURSUANT TO WHICH THIS NOTE WILL BE OFFERED FOR SALE OR OTHERWISE DISPOSED OF IS SUBJECT TO AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF SUCH ACT OR SUCH LAWS.

                         AMERICA SERVICE GROUP INC.
                 12% Subordinated Convertible Bridge Notes
                            due January 26, 2000

No. 2                                                       Brentwood, TN
$596,000                                                    January 26, 1999

          AMERICA SERVICE GROUP INC. (the "Company"), a Delaware corporation, for value received, hereby promises to pay to HEALTH CARE EXECUTIVE PARTNERS L.P. or its registered assigns, the principal amount of FIVE-HUNDRED AND NINETY-SIX THOUSAND AND 00/100 DOLLARS ($596,000) on January 26, 2000, with interest (computed on the basis of a 360-day year of twelve 30-day months) on the unpaid balance of such principal amount at the rate of 12% per annum from the date hereof, payable monthly, in arrears, on the last Business Day of each month, until such unpaid balance shall become due and payable (whether at maturity or at a date fixed for redemption or by declaration or otherwise). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Securities Purchase Agreement, dated January 26, 1999, among the Company, Health Care Capital Partners L.P. and Health Care Executive Partners L.P. (the "Securities Purchase Agreement").

          Except with respect to Default or Event of Default described in the paragraph immediately below, from the date that a Default or Event of Default shall have occurred and during the continuance of any Default or Event of Default, the Company shall pay interest on the outstanding principal of, and premium, if any, on this Note and (to the extent legally enforceable) on any overdue installment of interest, if any, at the rate of 15% per annum until such overdue amount is paid or until such Default or Event of Default is cured or waived.

          In the event of the failure of the Company to pay the principal of and accrued and unpaid interest due on this Note at maturity or to comply with Sections 6.19 and 6.20 of the Securities Purchase Agreement, from the date that such Default or Event of Default shall have occurred and during the continuance of such Default or Event of Default, the monthly rate of interest on the outstanding principal of this Note and (to the extent legally enforceable) on any overdue installment of interest, if any, shall immediately increase 0.05% and shall further increase by 0.05% on the first day of each succeeding month during which such Default or Event of Default shall be continuing, but in no event shall the monthly rate at which interest accrues in respect of indebtedness evidenced by this Note exceed 1.5% per month; provided, however, such increase in interest shall not commence until the maturity of this Note if the Company's failure to obtain the Stockholder Approval with respect to the Stock Issuance is caused solely by the failure of the holders of Common Stock representing a majority of the shares of Common Stock (excluding shares Beneficially Owned by the Purchasers) present and voting at a meeting duly called and convened in accordance with Section 6.19 of the Securities Purchase Agreement to approve the Stock Issuance and none of the conditions described in clauses
(iii) through (viii) of Section 8.3(b) of the Securities Purchase Agreement shall have occurred and SESC shall not have withdrawn its Fairness Opinion.

          All payments on this Note shall be made in lawful money of the United States of America at the address specified by the holder hereof for such purpose in the Securities Purchase Agreement, in the manner set forth in the Securities Purchase Agreement.

          Any interest on this Note that is not paid when due shall accrue and compound monthly, to the extent permitted by applicable law.

          This Note is one of the Company's 12% Subordinated Convertible Bridge Notes due January 26, 2000 originally issued in the aggregate principal amount of $15,000,000 pursuant to the Securities Purchase Agreement. The registered holder of this Note is entitled to the benefits of such Securities Purchase Agreement and may enforce the agreements of the Company contained therein and exercise the remedies provided for thereby or otherwise available in respect thereof.

          This Note is convertible, upon the terms and subject to the conditions specified in the Securities Purchase Agreement, into shares of Preferred Stock.

          This Note, the indebtedness evidenced hereby and all amounts payable hereunder or otherwise in respect of said indebtedness are expressly subordinated to the extent and in the manner provided in Section 11 of the Securities Purchase Agreement to all Senior Indebtedness (as defined therein) of the Company.

          This Note is a registered Note and, as provided in the Securities Purchase Agreement, is transferable only upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or his attorney duly authorized in writing. The Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company shall not be affected by any notice to the contrary.

          This Note is subject to redemption, in whole or in part, all as specified in the Securities Purchase Agreement.

          In case a Default or Event of Default shall occur and be continuing, the unpaid balance of the principal, interest and any other amounts payable on this Note may be declared and become due and payable in the manner and with the effect provided in the Securities Purchase Agreement.

          THIS NOTE IS MADE AND DELIVERED IN NEW YORK, NEW YORK, AND SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.


                              AMERICA SERVICE GROUP INC.



                              By:
                                 ----------------------------------------
                                    Name:   Michael Catalano
                                    Title:  President and Chief Executive
                                            Officer

                                                                   EXHIBIT B-1






                                  WARRANT

                   To Purchase Shares of Common Stock of

                         AMERICA SERVICE GROUP INC.







                               Warrant No. 1
                   No. of Shares of Common Stock: 129,640








                              TABLE OF CONTENTS
                              -----------------

                                                                          Page
                                                                          ----

1.    DEFINITIONS...........................................................1
2.    EXERCISE OF WARRANT...................................................7
      2.1.  Manner of Exercise..............................................7
      2.2.  Payment of Taxes................................................8
      2.3.  Fractional Shares...............................................8
3.    TRANSFER, DIVISION AND COMBINATION....................................9
      3.1.  Transfer........................................................9
      3.2.  Division and Combination........................................9
      3.3.  Expenses........................................................9
      3.4.  Maintenance of Books............................................9

4.    ADJUSTMENTS...........................................................9
      4.1.  Current Warrant Price...........................................10
      4.2.  Stockholder Approval Failure; Payment Default; NASDAQ
            Approval Failure................................................10
      4.3.  Stock Dividends, Subdivisions and Combinations..................11
      4.4.  Certain Other Distributions.....................................12
      4.5.  Issuance of Additional Shares of Common Stock...................13
      4.6.  Issuance of Warrants or Other Rights............................14
      4.7.  Issuance of Convertible Securities..............................14
      4.8.  Superseding Adjustment..........................................15
      4.9.  Other Provisions Applicable to Adjustments under this
              Section.......................................................16
      4.10. Reorganization, Reclassification, Merger, Consolidation or
            Disposition of Assets...........................................19
      4.11. Other Action Affecting Common Stock.............................19
      4.12. Certain Limitations.............................................20
5.    NOTICES TO WARRANT HOLDERS............................................20
      5.1.  Notice of Adjustments; Change in Warrant Status.................20
      5.2.  Notice of Corporate Action......................................20
6.    RIGHTS OF HOLDERS.....................................................21
      6.1.  No Impairment...................................................21
7.    RESERVATION AND AUTHORIZATION OF COMMON STOCK; REGISTRATION WITH
      OR APPROVAL OF ANY GOVERNMENTAL AUTHORITY.............................22
8.    TAKING OF RECORD; STOCK AND WARRANT TRANSFER BOOKS....................22
9.    RESTRICTIONS ON TRANSFERABILITY.......................................23
      9.1.  Restrictive Legend..............................................23
      9.2.  Registration Rights.............................................23
10.   LOSS OR MUTILATION....................................................23
11.   LIMITATION OF LIABILITY...............................................24

12.   MISCELLANEOUS.........................................................24
      12.1. Nonwaiver and Expenses..........................................24
      12.2. Notice Generally................................................24
      12.3. Remedies........................................................25
      12.4. Successors and Assigns..........................................25
      12.5. Amendment.......................................................25
      12.6. Severability....................................................25
      12.7. Headings........................................................25
      12.8. Governing Law...................................................26
SIGNATURES..................................................................27


EXHIBITS
      Exhibit A............................................................A-1
      Exhibit B............................................................B-1

THIS WARRANT AND THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY TO THE EFFECT THAT THE TRANSACTION PURSUANT TO WHICH SUCH WARRANT OR SECURITIES WILL BE OFFERED FOR SALE OR OTHERWISE DISPOSED OF IS SUBJECT TO AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF SUCH ACT OR SUCH LAWS.



No. of Shares of Common Stock:  129,640                     Warrant No. 1

                                  WARRANT

                   To Purchase Shares of Common Stock of

                         AMERICA SERVICE GROUP INC.


          THIS IS TO CERTIFY THAT HEALTH CARE CAPITAL PARTNERS L.P. ("HCCP"), or its registered assigns, is entitled, at any time prior to the Expiration Date (as hereinafter defined), to purchase from America Service Group Inc., a Delaware corporation (the "Company"), 129,640 shares of Common Stock (as hereinafter defined and subject to adjustment as provided herein), in whole or in part, at the Current Warrant Price (as hereinafter defined), all on the terms and conditions and pursuant to the provisions hereinafter set forth.

1.   DEFINITIONS

          As used in this Warrant, the following terms have the respective meanings set forth below:

          "Additional Shares of Common Stock" shall mean all shares of Common Stock issued by the Company after the Closing Date, other than Warrant Stock.

          "Adjustment Period" shall mean the period of five consecutive Trading Days preceding the date as of which the Fair Market Value of a security is to be determined.

          "Board of Directors" shall mean the board of directors of the Company.

          "Business Day" shall mean any day other than a Saturday or Sunday or a day on which banking institutions in the States of New York or Tennessee are authorized or obligated by law or executive order to close.

          "Certificate of Designation" shall mean the Certificate of Designation establishing the Preferred Stock, dated as of the Closing Date.

          "Change of Control" shall mean:

          (a) a "person" or "Group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becoming, in a transaction or series of related transactions, the Beneficial Owner of Voting Securities entitled to exercise 50% or more of the total voting power of all outstanding Voting Securities of the Company (including any Voting Securities that are not then outstanding of which such person or Group is deemed the Beneficial Owner) (the "Control Party"); or

          (b) the acquisition of Beneficial Ownership of 20 percent or more of the number of Voting Securities of the Company by any Person or Group, together with contractual rights, which would enable such Person or Group to prevent a merger, consolidation or sale of all or substantially all of the assets or other sale of the Company; or

          (c) individuals who at the beginning of any period of two consecutive calendar years constituted the Board of Directors (together with any new directors whose election by such Board of
     Directors or whose nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then still in office who either were members of the Board of Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office; or

          (d) sale of all or substantially all of the assets of the Company.

          "Closing Date" shall have the meaning set forth in the Securities Purchase Agreement.

          "Commission" shall mean the Securities and Exchange Commission.

          "Common Stock" shall mean (except where the context otherwise indicates) the Common Stock, $.01 par value, of the Company as constituted on the Closing Date, and any capital stock into which such Common Stock may thereafter be changed, and shall also include (i) capital stock of the Company of any other class (regardless of how denominated) issued to the holders of shares of Common Stock upon any reclassification thereof which is not preferred as to dividends or assets over any other class of stock of the Company and which is not subject to redemption and (ii) shares of common stock of any successor or acquiring corporation (as defined in Section 4.10) received by or distributed to the holders of Common Stock of the Company in the circumstances contemplated by Section 4.10.

          "Convertible Securities" shall mean evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable or exercisable, with or without payment of additional consideration in cash or property, for Additional Shares of Common Stock, either immediately or upon the occurrence of a specified date or a specified event.

          "Current Market Price" when used with reference to shares of Common Stock or other securities on any date, shall mean the closing sale price per share of Common Stock or such other securities on such date and, when used with reference to shares of Common Stock or other securities for any period shall mean the average of the daily closing sale prices per share of Common Stock or such other securities for such period. The closing price for each day shall be the closing sale price in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such date the Common Stock or such other securities are not quoted by any such organization, the closing sale price as furnished by a professional market maker making a market in the Common Stock or such other securities selected by the Board of Directors of the Company. If the Common Stock is listed or admitted to trading on a national securities exchange, the closing price shall be the closing sale price, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Common Stock or such other securities are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Common Stock or such other securities are listed or admitted to trading. If the Common Stock or such other securities are not publicly held or so listed or publicly traded, "Current Market Price" shall mean the Fair Market Value per share of Common Stock or of such other securities as determined in good faith by the Board of Directors of the Company based on an opinion of an independent investment banking firm acceptable to holders of a majority of the Warrants, which opinion may be based on such assumptions as such firm shall deem to be necessary and appropriate.

          "Current Warrant Price" shall mean, in respect of a share of Common Stock at any date herein specified, the price at which a share of Common Stock may be purchased pursuant to this Warrant on such date or the price per share which shall equal the Initial Warrant Price, subject to adjustments as provided herein.

          "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any successor Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time. Reference to a particular section of the Securities Exchange Act of 1934, as amended, shall include reference to the comparable section, if any, of such successor Federal statute.

          "Expiration Date" shall mean a date which is seven years from the issuance of this Warrant.

          "Fair Market Value" shall mean, as to shares of Common Stock or any other class of capital stock or securities of the Company or any other issuer which are publicly traded, the average of the Current Market Prices of such shares of securities for each day of the Adjustment Period. The "Fair Market Value" of any security which is not publicly traded or of any other property shall mean the fair value thereof as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Board of Directors of the Company or a committee thereof and acceptable to the Majority Holders.

          "Fully Diluted Outstanding" shall mean, when used with reference to Common Stock, at any date as of which the number of shares thereof is to be determined, (i) all shares of Common Stock outstanding at such date and
(ii) all shares of Common Stock issuable in respect of this Warrant, and other options or warrants to purchase, or securities convertible into, shares of Common Stock outstanding on such date, the exercise or conversion price of which is less than the Current Market Price on such date.

          "GAAP" shall mean generally accepted accounting principles in the United States of America as from time to time in effect.

          "HCCP Group" shall mean Health Care Capital Partners L.P., its Affiliates and the general partner of HCCP and its Affiliates.

          "Holder" shall mean the Person in whose name this Warrant is registered on the books of the Company maintained for such purpose. "Holders" shall mean, collectively, each Holder of a Warrant, in the event of any division of this Warrant.

          "Initial Warrant Price" shall mean in respect of a share of Common Stock, the price at which a share of Common Stock may initially be purchased pursuant to this Warrant, which shall equal to the lower of (a) $9.45 per share, or (b) the Current Market Price of a share of the Common Stock during the thirty consecutive Trading Days prior to the Stockholders Meeting (as defined in the Securities Purchase Agreement); provided, that such price shall in no event be less than $5.50 per share (subject to adjustment from time to time as provided herein). Notwithstanding the foregoing, at any time prior to the Stockholder Approval Date, the Initial Warrant Price shall in no event be less than the price at which the maximum number of shares of Common Stock issued or issuable upon conversion of the Preferred Stock, together with shares of Common Stock issued or issuable upon conversion of the Warrants, would exceed the greater of (i) 711,241 shares of Common Stock (19.9% of the outstanding shares of Common Stock of the Company) and (ii) 19.9% of the shares of Common Stock of the Company then outstanding; provided, however, that if the Initial Warrant Price is greater than the price that would be in effect but for this sentence and, subsequently, the Company shall have obtained the Stockholder Approval, the Initial Warrant Price shall be retroactively recalculated in accordance with the first sentence of this definition of the "Initial Warrant Price."

          "Majority Holders" shall mean the holders of Warrants exercisable for in excess of 50% of the aggregate number of shares of Warrant Stock then purchasable upon exercise of all Warrants.

          "Notes" shall mean the 12% Subordinated Convertible Bridge Notes due January 26, 2000, purchased by HCCP and HCEP pursuant to the Securities Purchase Agreement and convertible into Preferred Stock.

          "Other  Property"  shall  have the  meaning  set forth in Section
4.10.

          "Outstanding" shall mean, when used with reference to Common Stock, at any date as of which the number of shares thereof is to be determined, fully diluted shares of Common Stock (calculated as prescribed by generally accepted accounting principles), except shares then owned or held by or for the account of the Company or any subsidiary thereof, and shall include all shares (i) issuable in respect of outstanding scrip or any certificates representing fractional interests in shares of Common Stock and (ii) issuable in respect of options or warrants to purchase, or securities convertible into, shares of Common Stock.

          "Permitted  Issuances"  shall mean the issuance or  reissuance of
(a) any shares of Common Stock or rights, warrants or other securities convertible into shares of Common Stock (whether treasury shares or newly issued shares) (i) pursuant to a dividend or distribution on, or subdivision, combination or reclassification of, the outstanding shares of Common Stock requiring an adjustment in the Current Warrant Price pursuant to Section 4.3; (ii) pursuant to any restricted stock or stock option plan or program of the Company involving the grant of options or rights to acquire Common Stock to directors, officers and employees of the Company and its Subsidiaries pursuant to the Company's Employee Stock Purchase Plan so long as the granting of such options or rights has been approved by the full Board of Directors or a committee of the Board of Directors on which a director designated by the HCCP Group is a member; (iii) pursuant to any option, warrant, right, or convertible security outstanding as of the date hereof, or (b) the Series A Preferred Stock, the Warrants and any shares of Common Stock issuable upon conversion or exercise thereof.

          "Person"   shall   mean  any   individual,   firm,   corporation,
partnership or other entity, and shall include any successor (by merger or otherwise) of such entity.

          "Preferred Stock" shall mean the Company's Series A Convertible Preferred Stock, par value $.01.

          "Registration Rights Agreement" shall mean the registration rights agreement, dated as of the Closing Date, among the Company, HCCP and HCEP.

          "Securities Act" shall mean the Securities Act of 1933, as amended, or any successor Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

          "Securities   Purchase   Agreement"  shall  mean  the  securities
purchase agreement, dated as of January 26, 1999, among the Company, HCCP and HCEP.

          "Stockholder Approval" shall have the meaning assigned to it in the Securities Purchase Agreement

          "Stockholder Approval Date" shall have the meaning assigned to it in the Securities Purchase Agreement.

          "Stock Issuance" shall have the meaning assigned to it in the Securities Purchase Agreement.

          "Trading Day" means a Business Day or, if the Common Stock is listed or admitted to trading on any national securities exchange, a day on which such exchange is open for the transaction of business.

          "Transfer" shall mean any disposition of any Warrant or Warrant Stock or of any interest in either thereof, which would constitute a sale thereof within the meaning of the Securities Act.

          "Warrants" shall mean this Warrant (as adjusted pursuant to Section 4) and all warrants issuable upon transfer, division or combination of, or in substitution for, any thereof. All Warrants shall at all times be identical as to terms and conditions and date, except as to the number of shares of Common Stock for which they may be exercised.

          "Warrant Price" shall mean an amount equal to (i) the number of shares of Common Stock being purchased upon exercise of this Warrant pursuant to Section 2.1, multiplied by (ii) the Current Warrant Price as of the date of such exercise.

          "Warrant Stock" shall mean the shares of Common Stock purchased by the holders of the Warrants upon the exercise thereof.

2.   EXERCISE OF WARRANT

          2.1. Manner of Exercise. (a) At any time or from time to time from and after the Closing Date and until 5:00 P.M., New York time, on the Expiration Date, Holder may exercise this Warrant, on any Business Day, for all or any part of the number of shares of Common Stock purchasable hereunder.

          (b) In order to exercise this Warrant, in whole or in part, Holder shall deliver to the Company at its principal office at 105 Westpark Drive, Suite 300, Brentwood, Tennessee 37027 (i) a written notice of Holder's election to exercise this Warrant, which notice shall specify the number of shares of Common Stock to be purchased; (ii) payment of the Warrant Price; and (iii) this Warrant. Such notice shall be substantially in the form appearing at the end of this Warrant as Exhibit A, duly executed by Holder.

          (c) As promptly as practicable, and in no event later than five Business Days after the receipt of the items specified in paragraph (b) of this Section 2.1, the Company shall execute or cause to be executed and deliver or cause to be delivered to Holder a certificate or certificates representing the aggregate number of full shares of Common Stock issuable upon such exercise, together with cash in lieu of any fraction of a share, as hereinafter provided. The stock certificate or certificates so delivered shall be in such denomination or denominations as Holder shall request in the notice and shall be registered in the name of Holder or, subject to
Section 9, such other name as shall be designated in the notice. This Warrant shall be deemed to have been exercised and such certificate or certificates shall be deemed to have been issued, and Holder or any other Person so designated shall be deemed to have become a holder of record of such shares for all purposes, as of the date the notice, together with the Warrant Price and this Warrant, are received by the Company as described above. If this Warrant shall have been exercised in part, the Company shall, at the time of delivery of the certificate or certificates representing Warrant Stock, deliver to Holder a new Warrant evidencing the right of Holder to purchase the unpurchased shares of Common Stock called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant, or, at the request of Holder, appropriate notation may be made on this Warrant and the same returned to Holder.

          (d) Payment of the Warrant Price shall be made at the option of Holder (i) by certified or official bank check or (ii) by the surrender of this Warrant to the Company, with a duly executed exercise notice marked to reflect "Net Issue Exercise," and, in either case, specifying the number of shares of Common Stock to be purchased, during normal business hours on any Business Day. Upon a Net Issue Exercise, Holder shall be entitled to receive shares of Common Stock equal to the value of this Warrant (or the portion thereof being exercised by Net Issue Exercise) by surrender of this Warrant to the Company together with notice of such election, in which event the Company shall issue to Holder a number of shares of the Company's Common Stock computed as of the date of surrender of this Warrant to the Company using the following formula:

            X = Y x (A - B)
                -----------
                  A

Where X = the number of shares of Common Stock to be issued to Holder;

      Y = the number of shares of Common Stock otherwise purchasable under this Warrant (at the date of such calculation);

      A = the Current Market Price of one share of the Company's Common Stock
          (at the date of such calculation);

      B = the Current Warrant Price (as adjusted to the date of such calculation).

          2.2 Payment of Taxes. All shares of Common Stock issuable upon the exercise of this Warrant shall be validly issued, fully paid and nonassessable and without any preemptive rights. The Company shall pay all expenses in connection with, and all taxes and other governmental charges that may be imposed with respect to, the issue or delivery thereof.

          2.3. Fractional Shares. The Company shall not be required to issue a fractional share of Common Stock upon exercise of this Warrant. As to any fraction of a share which Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such fraction in an amount equal to the same fraction of the Current Market Price per share of Common Stock on the date of exercise.

3.   TRANSFER, DIVISION AND COMBINATION

          3.1. Transfer. Subject to compliance with Section 9, transfer of this Warrant and all rights hereunder, in whole or in part, shall be registered on the books of the Company to be maintained for such purpose, upon surrender of this Warrant at the principal office of the Company referred to in Section 2.1, together with a written assignment of this Warrant substantially in the form of Exhibit B hereto duly executed by Holder and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall, subject to Section 9, execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be canceled. A Warrant, if properly assigned in compliance with Section 9, may be exercised by a new Holder for the purchase of shares of Common Stock without having a new Warrant issued.

          3.2. Division and Combination. Subject to Section 9, this Warrant may be divided into multiple Warrants or combined with other Warrants upon presentation hereof at the aforesaid office or agency of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by Holder. Subject to compliance with Section 3.1 and with Section 9, as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. 3.3. Expenses. The Company shall prepare, issue and deliver at its own expense (other than transfer taxes) the new Warrant or Warrants under this Section 3.

          3.4. Maintenance of Books. The Company agrees to maintain, at its aforesaid office, books for the registration and the registration of transfer of the Warrants.

4.   ADJUSTMENTS

          The number of shares of Common Stock for which this Warrant is exercisable and/or the price at which such shares may be purchased upon exercise of this Warrant, shall be subject to adjustment from time to time as set forth in this Section 4. The Company shall give each Holder notice of any event described below which requires an adjustment pursuant to this
Section 4 at the time of such event.

          4.1. Current Warrant Price. Unless the Company shall have redeemed or converted all of the outstanding Notes, subject to adjustment as set forth in other provisions of this Section 4, the Current Warrant Price shall be decreased by $1.00 on the last Business Day of each month, commencing July 31, 1999 through and including December 31, 1999; provided, that the Current Warrant Price shall never be less than the par value per share of Common Stock; and provided, further, that at any time prior to the Stockholder Approval Date, the Initial Warrant Price shall in no event be less than the price at which the maximum number of shares of Common Stock issued or issuable upon conversion of the Preferred Stock, together with shares of Common Stock issued or issuable upon exercise of the Warrants, would exceed the greater of (a) 711,241 shares of Common Stock (19.9% of the outstanding shares of Common Stock of the Company) and (b) 19.9% of the outstanding shares of Common Stock of the Company.

          4.2.  Stockholder  Approval  Failure;   Payment  Default;  NASDAQ
Approval Failure. Notwithstanding Section 4.1, in the event that:

          (a) the Corporation shall (i) fail to obtain the Stockholder Approval with respect to the Stock Issuance on or before July 26, 1999,
(ii) fail to convene the  Stockholders  Meeting on or before July 26, 1999,
(iii) withdraw or modify its approval or recommendation of the Stock Issuance in any manner adverse to HCCP, its Affiliates or the general partner of its Affiliates, (iv) fail to reaffirm such approval or recommendation within 5 days following receipt of written request for such reaffirmation from the HCCP, its Affiliates or the general partner of its Affiliates, (v) fail to obtain the reaffirmation of the Fairness Opinion (as defined in the Securities Purchase Agreement) in connection with the mailing of the Proxy Statement (as defined in the Securities Purchase Agreement), (vi) fail to obtain NASDAQ Approval (as such term is defined in the Securities Purchase Agreement) within 30 days after the Stockholder Approval, (vii) resolve to take any of the actions specified in clauses
(a)(i) through (a)(vi) above, or (viii) fail to pay the principal amount of and accrued and unpaid interest due, if any, on the Notes at maturity, or

          (b) (i) a Change of Control; (ii) the Maturity Date of the Notes shall occur; or (iii) notice of redemption of the Notes shall be given, and on any such date the Notes may not be converted, at the election of the Company, into shares of Preferred Stock, then the Current Warrant Price shall be reduced to $.01 per share; provided, however, that the Current Warrant Price shall not be adjusted as provided in this Section 4.2 as a result of the occurrence of the condition described in clause (a)(i) if (A) the holders of Common Stock representing a majority of the shares of Common Stock present and voting at a meeting duly called and convened in accordance with Section 6.19 of the Securities Purchase Agreement to approve the Stock Issuance (as defined in the Securities Purchase Agreement) for reasons other than those described in clauses (a)(ii) through (a)(vi) of this Section 4.2 do not approve the Stock Issuance (a "Stockholders Rejection") and (B) prior to the
Stockholder Rejection, none of the events described in clauses (a)(ii) through (vi) above or paragraph (b) above shall have occurred. Notwithstanding the foregoing, at any time prior to the Stockholder Approval Date, the Initial Warrant Price shall in no event be less than the price at which the maximum number of shares of Common Stock issued or issuable upon conversion of the Preferred Stock, together with shares of Common Stock issued or issuable upon exercise of the Warrants, would exceed the greater of (i) 711,241 shares of Common Stock (19.9% of the outstanding shares of Common Stock of the Company) and (ii) 19.9% of the outstanding shares of Common Stock of the Company; provided, however, that if the Current Warrant Price is greater than the price that would be in effect but for this sentence and, subsequently, the Company shall have obtained the Stockholder Approval, the Initial Warrant Price shall be retroactively recalculated as of the Stockholder Approval Date in accordance with Sections 4.1 and 4.2 above.

          4.3. Stock Dividends, Subdivisions and Combinations. In case the Company shall at any time or from time to time:

          (a) pay a dividend, or make a distribution, on its outstanding Common Stock in Additional Shares of Common Stock,

          (b) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock, or

          (c) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock,

then and in each such case, (i) the number of shares of Common Stock for which this Warrant is exercisable immediately after the occurrence of any such event shall be adjusted to equal the number of shares of Common Stock which a record holder of the same number of shares of Common Stock for which this Warrant is exercisable immediately prior to the occurrence of such event would own or be entitled to receive after the happening of such event, and (ii) the Current Warrant Price per share shall be adjusted to equal (A) the Current Warrant Price multiplied by the number of shares of Common Stock for which this Warrant is exercisable immediately prior to the adjustment divided by (B) the number of shares for which this Warrant is exercisable immediately after such adjustment.

          4.4. Certain Other Distributions. In case the Company shall at any time or from time to time after the issuance of this Warrant declare, order, pay or make a dividend or other distribution on its Common Stock of:

          (a) cash,

          (b) any evidences of its indebtedness, any shares of its stock or any other securities or property of any nature whatsoever by way of dividend (other than cash, Convertible Securities or Additional Shares of Common Stock), or

          (c) any warrants or other rights to subscribe for or purchase any evidences of its indebtedness, any shares of its stock or any other securities or property of any nature whatsoever (other than cash, Convertible Securities or Additional Shares of Common Stock),

then (i) the number of shares of Common Stock for which this Warrant is exercisable shall be adjusted to equal the number of shares of Common Stock for w0hich this Warrant is exercisable immediately prior to such adjustment multiplied by a fraction (A) the numerator of which shall be the Current Market Price per share of Common Stock for the period of 20 Trading Days preceding such record (the "Period") and (B) the denominator of which shall be such Current Market Price per share of Common Stock for the Period less the Fair Market Value per share of Common Stock of any such dividend or distribution and (ii) the Current Warrant Price shall be adjusted to equal
(A) the Current Warrant Price multiplied by the number of shares of Common Stock for which this Warrant is exercisable immediately prior to the adjustment divided by (B) the number of shares for which this Warrant is exercisable immediately after such adjustment. A reclassification of the Common Stock (other than a reduction in par value, or from par value to no par value) into shares of Common Stock and shares of any other class of stock shall be deemed a distribution by the Company to the holders of its Common Stock of such shares of such other class of stock within the meaning of this Section 4.4 and, if the outstanding shares of Common Stock shall be changed into a larger or smaller number of shares of Common Stock as a part of such reclassification, such change shall be deemed a subdivision or combination, as the case may be, of the outstanding shares of Common Stock within the meaning of Section 4.3. Notwithstanding the foregoing, no adjustment shall be required under this Section 4.4 solely by reason of the issuance of stock purchase rights under a stockholder rights plan of the Company, provided that the adjustments required by this Section 4.4 shall be made if any "flip-in" or "flip-over" event shall occur under such stockholder rights plan not triggered by the holder hereof.

          4.5. Issuance of Additional Shares of Common Stock. If at any time the Company shall (except as hereinafter provided) issue or sell any Additional Shares of Common Stock, other than Permitted Issuances, in exchange for consideration in an amount per Additional Share of Common Stock less than the greater of (1) the Current Market Price per share of Common Stock for the period of 20 Trading Days preceding the earlier of the issuance or public announcement of the issuance of such Additional Shares of Common Stock and (2) the Current Warrant Price at the time the Additional Shares of Common Stock are issued, then (i) the Current Warrant Price as to the number of shares for which this Warrant is exercisable prior to such adjustment shall be reduced to a price determined by multiplying the Current Warrant Price by (A) a fraction, the numerator of which shall be the sum of (x) the number of shares of Common Stock Outstanding immediately prior to such issue or sale multiplied by the greater of (1) the then applicable Current Warrant Price and (2) the Current Market Price per share of Common Stock for the period of 20 Trading Days preceding the earlier of the issuance or public announcement of the issuance of such Additional Shares of Common Stock (the greater of (1) and
(2) above hereinafter referred to as the "Adjustment Price") and (y) the aggregate consideration receivable by the Company for the total number of shares of Common Stock so issued (or into or for which the rights, warrants or other Convertible Securities may convert or be exercisable), and the denominator of which shall be the sum of (a) the total number of shares of Common Stock Outstanding on such date and (b) the number of Additional Shares issued (or into or for which the rights, warrants or convertible securities may be converted or exercised), multiplied by the Adjustment Price; and (ii) the number of shares of Common Stock for which this Warrant is exercisable shall be adjusted to equal the product obtained by multiplying the Current Warrant Price in effect immediately prior to such issue or sale by the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such issue or sale and dividing the product thereof by the Current Warrant Price resulting from the adjustment made pursuant to clause (i) above. For purposes of this Section
4.5 and for the purposes of making adjustments of the number of shares of Common Stock for which this Warrant is exercisable and the Current Price as provided in this Section 4, the aggregate consideration receivable by the Company in connection with the issuance of shares of Common Stock or of rights, warrants or other securities convertible into shares of Common Stock shall be deemed to be equal to the sum of the aggregate offering price (before deduction of underwriting discounts or commissions and expenses payable to third parties) of all such Common Stock, rights, warrants and convertible securities plus the aggregate amount (as determined on the date of issuance), if any, payable upon exercise or conversion of any such rights, warrants and convertible securities into shares of Common Stock. If, subsequent to the date of issuance of such rights, warrants or Convertible Securities, the exercise or conversion price thereof is reduced, such aggregate amount shall be recalculated and the Current Warrant Price and number of shares of Common Stock for which the Warrant is exercisable adjusted retroactively to give effect to such reduction. If Common Stock is sold as a unit with other securities, the aggregate consideration received for such Common Stock shall be deemed to be net of the Fair Market Value of such other securities.

          4.6. Issuance of Warrants or Other Rights. If at any time the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a distribution of, or (other than Permitted Issuances) shall in any manner (whether directly or by assumption in a merger in which the Company is the surviving corporation) issue or sell, any warrants or other rights to subscribe for or purchase any Additional Shares of Common Stock or any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Warrants or other rights or upon conversion or exchange of such Convertible Securities shall be less than the greater of
(1) the Current Market Price per share of Common Stock for the period of 20 Trading Days preceding the earlier of the issuance or public announcement of the issuance of such Additional Shares of Common Stock, warrants or other rights and (2) the Current Warrant Price in effect immediately prior to the time of such issue or sale, then the number of shares for which this Warrant is exercisable and the Current Warrant Price shall be adjusted as provided in Section 4.5 on the basis that the maximum number of Additional Shares of Common Stock issuable pursuant to all such warrants or other rights or necessary to effect the conversion or exchange of all such Convertible Securities shall be deemed to have been issued and outstanding and the Company shall have received all of the consideration payable therefor, if any, as of the date of the actual issuance of the number of shares for which this Warrant is exercisable and such warrants or other rights. No further adjustments of the Current Warrant Price shall be made upon the actual issue of such Common Stock or of such Convertible Securities upon exercise of such warrants or other rights or upon the actual issue of such Common Stock upon such conversion or exchange of such Convertible Securities. Notwithstanding the foregoing, no adjustment shall be required under this Section 4.6 solely by reason of the issuance of stock purchase rights under a stockholder rights plan of the Company, provided that the adjustments required by this Section 4.6 shall be made if any "flip-in" or "flip-over" event shall occur under such stockholder rights plan not triggered by the holder hereof.

          4.7. Issuance of Convertible Securities. If at any time the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a distribution of, or (other than Permitted Issuances) shall in any manner (whether directly or by assumption in a merger in which the Company is the surviving corporation) issue or sell, any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange shall be less than the greater of (a) the Current Market Price per share of Common Stock for the period of 20 Trading Days preceding the earlier of the issuance or public announcement of the issuance of such Convertible Securities and (b) the Current Warrant Price in effect immediately prior to the time of such issue or sale, then the number of shares for which this Warrant is exercisable and the Current Warrant Price shall be adjusted as provided in Section 4.5 on the basis that the maximum number of Additional Shares of Common Stock necessary to effect the conversion or exchange of all such Convertible Securities shall be deemed to have been issued and outstanding and the Company shall have received all of the consideration payable therefor, if any, as of the date of actual issuance of such Convertible Securities. No adjustment of the number of shares for which this Warrant is exercisable and the Current Warrant Price shall be made under this Section 4.7 upon the issuance of any Convertible Securities which are issued pursuant to the exercise of any warrants or other subscription or purchase rights therefor, if any such adjustment shall previously have been made upon the issuance of such warrants or other rights pursuant to Section 4.6. No further adjustments of the number of shares for which this Warrant is exercisable and the Current Warrant Price shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities and, if any issue or sale of such Convertible Securities is made upon exercise of any warrant or other right to subscribe for or to purchase any such Convertible Securities for which adjustments of the number of shares for which this Warrant is exercisable and the Current Warrant Price have been or are to be made pursuant to other provisions of this Section 4, no further adjustments of the number of shares for which this Warrant is exercisable and the Current Warrant Price shall be made by reason of such issue or sale.

          4.8. Superseding Adjustment. If, at any time after any adjustment of the number of shares of Common Stock for which this Warrant is exercisable and the Current Warrant Price shall have been made pursuant to
Section 4.6 or Section 4.7 as the result of any issuance of warrants, rights or Convertible Securities,

          (a) such warrants or rights, or the right of conversion or exchange in such other Convertible Securities, shall expire, and all or a portion of such warrants or rights, or the right of conversion or exchange with respect to all or a portion of such other Convertible Securities, as the case may be, shall not have been exercised, or

          (b) the consideration per share for which shares of Common Stock are issuable pursuant to such warrants or rights, or the terms of such other Convertible Securities, shall be increased solely by virtue of provisions therein contained for an automatic increase in such consideration per share upon the occurrence of a specified date or event, then for each outstanding Warrant such previous adjustment shall be rescinded and annulled and the Additional Shares of Common Stock which were deemed to have been issued by virtue of the computation made in connection with the adjustment so rescinded and annulled shall no longer be deemed to have been issued by virtue of such computation. Thereupon, a recomputation shall be made of the effect of such rights or options or other Convertible Securities on the basis of

          (c) treating the number of Additional Shares of Common Stock or other property, if any, theretofore actually issued or issuable pursuant to the previous exercise of any such warrants or rights or any such right of conversion or exchange, as having been issued on the date or dates of any such exercise and for the consideration actually received and receivable therefor, and

          (d) treating any such warrants or rights or any such other Convertible Securities which then remain outstanding as having been granted or issued immediately after the time of such increase of the consideration per share for which shares of Common Stock or other property are issuable under such warrants or rights or other Convertible Securities; whereupon a new adjustment of the number of shares of Common Stock for which this Warrant is exercisable and the Current Warrant Price shall be made, which new adjustment shall supersede the previous adjustment so rescinded and annulled.

          4.9. Other Provisions Applicable to Adjustments under this Section. The following provisions shall be applicable to the making of adjustments of the number of shares of Common Stock for which this Warrant is exercisable and the Current Warrant Price provided for in this Section 4:

          (a) Computation of Consideration. To the extent that any Additional Shares of Common Stock or any Convertible Securities or any warrants or other rights to subscribe for or purchase any Additional Shares of Common Stock or any Convertible Securities shall be issued for cash consideration, the consideration received by the Company therefor shall be the amount of the cash received by the Company therefor, or, if such Additional Shares of Common Stock or Convertible Securities are offered by the Company for subscription, the subscription price, or, if such Additional Shares of Common Stock or Convertible Securities are sold to underwriters or dealers for public offering without a subscription offering, the initial public offering price (in any such case subtracting any amounts paid or receivable for accrued interest or accrued dividends and without taking into account any compensation, discounts or expenses paid or incurred by the Company for and in the underwriting of, or otherwise in connection with, the issuance thereof). To the extent that such issuance shall be for a consideration other than cash, then, except as herein otherwise expressly provided, the amount of such consideration shall be deemed to be the Fair Market Value of such consideration at the time of such issuance. In case any Additional Shares of Common Stock or any Convertible Securities or any warrants or other rights to subscribe for or purchase such Additional Shares of Common Stock or Convertible Securities shall be issued in connection with any merger in which the Company issues any securities, the amount of consideration therefor shall be deemed to be the Fair Market Value of such portion of the assets and business of the nonsurviving corporation as such Board in good faith shall determine to be attributable to such Additional Shares of Common Stock, Convertible Securities, warrants or other rights, as the case may be. The consideration for any Additional Shares of Common Stock issuable pursuant to any warrants or other rights to subscribe for or purchase the same shall be the consideration received by the Company for issuing such warrants or other rights plus the additional consideration payable to the Company upon exercise of such warrants or other rights. The consideration for any Additional Shares of Common Stock issuable pursuant to the terms of any Convertible Securities shall be the consideration received by the Company for issuing warrants or other rights to subscribe for or purchase such Convertible Securities, plus the consideration paid or payable to the Company in respect of the subscription for or purchase of such Convertible Securities, plus the additional consideration, if any, payable to the Company upon the exercise of the right of conversion or exchange in such Convertible Securities. In case of the issuance at any time of any Additional Shares of Common Stock or Convertible Securities in payment or satisfaction of any dividends upon any class of stock other than Common Stock, the Company shall be deemed to have received for such Additional Shares of Common Stock or Convertible Securities a consideration equal to the amount of such dividend so paid or satisfied. If Additional Shares of Common Stock are sold as a unit with other securities or rights of value, the aggregate consideration received for such Additional Shares of Common Stock shall be deemed to be net of the Fair Market Value of such other securities or rights of value.

          (b) When Adjustments to Be Made. The adjustments required by this
     Section 4 shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that any adjustment of the number of shares of Common Stock for which this Warrant is exercisable that would otherwise be required may be postponed (except in the case of a subdivision or combination of shares of the Common Stock, as provided for in Section 4.3) up to, but not beyond the date of exercise if such adjustment either by itself or with other adjustments not previously made results in an increase or decrease of less than 1% of the shares of Common Stock for which this Warrant is exercisable immediately prior to the making of such adjustment. Any adjustment representing a change of less than such minimum amount (except as aforesaid) which is postponed shall be carried forward and made as soon as such adjustment, together with other adjustments required by this Section 4 and not previously made, would result in a minimum adjustment or on the date of exercise. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

          (c) Fractional  Interests.  In computing  adjustments  under this
     Section 4, fractional interests in Common Stock shall be taken into account to the nearest 1/100th of a share.

          (d) When Adjustment Not Required. If the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights and shall, thereafter and before the distribution to stockholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

          (e) Escrow of Warrant Stock. If Holder exercises this Warrant after any property becomes distributable pursuant to this Section 4 by reason of the taking of any record of the holders of Common Stock, but prior to the occurrence of the event for which such record is taken, any additional shares of Common Stock issuable upon exercise by reason of such adjustment shall be deemed the last shares of Common Stock for which this Warrant is exercised (notwithstanding any other provision to the contrary herein) and such shares or other property shall be held in escrow for Holder by the Company to be issued to Holder when and to the extent that the event actually takes place, upon payment of the then Current Warrant Price. Notwithstanding any other provision to the contrary herein, if the event for which such record was taken fails to occur or is rescinded, then such escrowed shares shall be canceled by the Company and escrowed property returned.

          (f) Challenge to Good Faith Determination. Whenever the Board of Directors of the Company shall be required to make a determination in good faith of the fair value of any item under this Section 4, such determination may be challenged in good faith by the Majority Holders, and any dispute shall be resolved by an investment banking firm of recognized national standing selected by the Company and acceptable to the Majority Holders.

          4.10. Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets. In case the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another corporation (where the Company is not the surviving corporation or where there is a change in or distribution with respect to the Common Stock of the Company), or sell, transfer or otherwise dispose of all or substantially all its property, assets or business to another corporation and, pursuant to the terms of such reorganization, reclassification, merger, consolidation or disposition of assets, shares of common stock of the successor or acquiring corporation, or any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation ("Other Property"), are to be received by or distributed to the holders of Common Stock of the Company, then Holder shall have the right thereafter to receive, upon exercise of this Warrant and payment of the Warrant Price, the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and Other Property receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such event. In case of any such reorganization, reclassification, merger, consolidation or disposition of assets, the successor or acquiring corporation (if other than the Company) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of this Warrant to be performed and observed by the Company and all the obligations and liabilities hereunder, subject to such modifications as may be deemed appropriate (as determined by resolution of the Board of Directors of the Company) in order to provide for adjustments of shares of the Common Stock for which this Warrant is exercisable which shall be as nearly equivalent as practicable to the adjustments provided for in this Section 4. For purposes of this Section 4.10, "common stock of the successor or acquiring corporation" shall include stock of such corporation of any class which is not preferred as to dividends or assets over any other class of stock of such corporation and which is not subject to redemption and shall also include any evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions of this
Section 4.10 shall similarly apply to successive reorganizations, reclassifications, mergers, consolidations or disposition of assets.

          4.11. Other Action Affecting Common Stock. In case at any time or from time to time the Company shall take any action in respect of its Common Stock, other than any action described in this Section 4, then the number of shares of Common Stock or other stock for which this Warrant is exercisable and/or the purchase price thereof shall be adjusted in such manner as may be equitable in the circumstances.

          4.12. Certain Limitations. Notwithstanding anything herein to the contrary, the Company agrees not to (i) increase the par value of its Common Stock or (ii) enter into any transaction which, by reason of any adjustment hereunder, would cause the Current Warrant Price to be less than the par value per share of Common Stock.

5.   NOTICES TO WARRANT HOLDERS

          5.1. Notice of Adjustments; Change in Warrant Status. (a) Whenever the number of shares of Common Stock for which this Warrant is exercisable, or whenever the price at which a share of such Common Stock may be purchased upon exercise of the Warrants, shall be adjusted pursuant to Section 4, the Company shall forthwith prepare a certificate to be executed by the chief financial officer of the Company setting forth, in reasonable detail, the event requiring the adjustment and the method by which such adjustment was calculated (including a description of the basis on which the Board of Directors of the Company determined the Fair Market Value of any evidences of indebtedness, shares of stock, other securities or property or warrants or other subscription or purchase rights referred to in Section 4.4 or 4.9(a)), specifying the number of shares of Common Stock for which this Warrant is exercisable and (if such adjustment was made pursuant to Section 4.10 or 4.11) describing the number and kind of any other shares of stock or Other Property for which this Warrant is exercisable, and any change in the purchase price or prices thereof, after giving effect to such adjustment or change.

          (b) The Company shall promptly cause a signed copy of such certificate to be delivered to each Holder in accordance with Section 12.2. The Company shall keep at its principal office copies of all such certificates and cause the same to be available for inspection at said office during normal business hours by any Holder or any prospective purchaser of a Warrant designated by a Holder thereof.

          5.2. Notice of Corporate Action. If at any time:

          (a) the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend (other than a cash dividend payable out of earnings or earned surplus legally available for the payment of dividends under the laws of the jurisdiction of incorporation of the Company) or other distribution, or any right to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property, or to receive any other right, or

          (b) there shall be any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any consolidation or merger of the Company with, or any sale, transfer or other disposition of all or substantially all the property, assets or business of the Company to, another corporation, or

          (c) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then,  in any one or more of such cases,  the Company  shall give to Holder
(i) at least 20 days' prior written notice of the date on which a record date shall be selected for such dividend, distribution or right or for determining rights to vote in respect of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, and (ii) in the case of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, at least 20 days' prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause also shall specify (x) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, the date on which the holders of Common Stock shall be entitled to any such dividend, distribution or right, and the amount and character thereof, and (y) the date on which any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up is to take place and the time, if any such time is to be fixed, as of which the holders of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up. Each such written notice shall be sufficiently given if addressed to Holder at the last address of Holder appearing on the books of the Company and delivered in accordance with
Section 12.2.

6.   RIGHTS OF HOLDERS

          6.1 No Impairment. The Company shall not by any action, including, without limitation, amending its Certificate of Incorporation or comparable governing instruments or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant, and
(c) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

          Upon the request of Holder, the Company will at any time during the period this Warrant is outstanding acknowledge in writing, in form reasonably satisfactory to Holder, the continuing validity of this Warrant and the obligations of the Company hereunder.

7. RESERVATION AND AUTHORIZATION OF COMMON STOCK; REGISTRATION WITH OR APPROVAL OF ANY GOVERNMENTAL AUTHORITY

          From and after the Closing Date, the Company shall at all times reserve and keep available for issue upon the exercise of Warrants such number of its authorized but unissued shares of Common Stock as will be sufficient to permit the exercise in full of all outstanding Warrants. All shares of Common Stock which shall be so issuable, when issued upon exercise of any Warrant and payment therefor in accordance with the terms of such Warrant, shall be duly and validly issued and fully paid and nonassessable, and not subject to preemptive rights.

          Before taking any action which would cause an adjustment reducing the Current Warrant Price below the then par value, if any, of the shares of Common Stock issuable upon exercise of the Warrants, the Company shall take any corporate action which may be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of such Common Stock at such adjusted Current Warrant Price.

8.   TAKING OF RECORD; STOCK AND WARRANT TRANSFER BOOKS

          In the case of all dividends or other distributions by the Company to the holders of its Common Stock with respect to which any provision of Section 4 refers to the taking of a record of such holders, the Company will in each such case take such a record and will take such record as of the close of business on a Business Day. The Company will not at any time, except upon dissolution, liquidation or winding up of the Company, close its stock transfer books or Warrant transfer books so as to result in preventing or delaying the exercise or transfer of any Warrant.

9.   RESTRICTIONS ON TRANSFERABILITY

          The Warrants and the Warrant Stock shall not be transferred, hypothecated or assigned before satisfaction of the conditions specified in this Section 9, which conditions are intended to ensure compliance with the provisions of the Securities Act with respect to the Transfer of any Warrant or any Warrant Stock. Holder, by acceptance of this Warrant, agrees to be bound by the provisions of this Section 9.

          9.1.  Restrictive  Legend.  Except as otherwise  provided in this
Section 9, each Warrant and each certificate for Warrant Stock initially issued upon the exercise of a Warrant, and each certificate for Warrant Stock issued to any subsequent transferee of any such certificate, shall be stamped or otherwise imprinted with the legend required by Section 13.12 of the Securities Purchase Agreement.

          9.2. Registration Rights. The holders of Warrants and Warrant Stock shall have the registration rights set forth in the Registration Rights Agreement among the Company, HCCP and HCEP dated the date hereof.

10.  LOSS OR MUTILATION

          Upon receipt by the Company from any Holder of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of this Warrant and indemnity reasonably satisfactory to it, and in case of mutilation upon surrender and cancellation hereof, the Company will execute and deliver in lieu hereof a new Warrant of like tenor to such Holder; provided, that in the case of mutilation, no indemnity shall be required if this Warrant in identifiable form is surrendered to the Company for cancellation.

11.  LIMITATION OF LIABILITY

          No provision hereof, in the absence of affirmative action by Holder to purchase shares of Common Stock, and no enumeration herein of the rights or privileges of Holder hereof, shall give rise to any liability of such Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

12.  MISCELLANEOUS

          12.1. Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice Holder's rights, powers or remedies. If the Company fails to make, when due, any payments provided for hereunder, or fails to comply with any other provision of this Warrant, the Company shall pay to Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys' fees, including those of appellate proceedings, incurred by Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

          12.2. Notice Generally. Any notice, demand, request, consent, approval, declaration, delivery or other communication hereunder to be made pursuant to the provisions of this Warrant shall be sufficiently given or made if in writing and either delivered in person with receipt acknowledged or sent by registered or certified mail, return receipt requested, postage prepaid, or by telecopy and confirmed by telecopy answerback, addressed as follows:

          (a) If to any Holder or holder of Warrant Stock, at its last known address appearing on the books of the Company maintained for such purpose.

          (b) If to the Company at

              105 Westpark Drive, Suite 300
              Brentwood, Tennessee 37027
              Attention:  Michael Catalano
              Telecopy Number:  (615) 376-1309

or at such other address as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice, demand, request, consent, approval, declaration, delivery or other communication hereunder shall be deemed to have been duly given or served on the date on which personally delivered, with receipt acknowledged, telecopied and confirmed by telecopy answerback, or three Business Days after the same shall have been deposited in the United States mail. Failure or delay in delivering copies of any notice, demand, request, approval, declaration, delivery or other communication to the person designated above to receive a copy shall in no way adversely affect the effectiveness of such notice, demand, request, approval, declaration, delivery or other communication.

          12.3. Remedies. Each holder of Warrant and Warrant Stock, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under of this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

          12.4.  Successors  and  Assigns.  Subject  to the  provisions  of
Section 3.1, this Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and assigns of Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant and, with respect to Section 9 hereof, holders of Warrant Stock, and shall be enforceable by any such Holder or holder of Warrant Stock.

          12.5. Amendment. This Warrant and all other Warrants may be modified or amended or the provisions hereof waived with the written consent of the Company and the Majority Holders; provided, that no such Warrant may be modified or amended to reduce the number of shares of Common Stock for which such Warrant is exercisable or to increase the price at which such shares may be purchased upon exercise of such Warrant (before giving effect to any adjustment as provided therein) without the prior written consent of the Holder thereof.

          12.6. Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Warrant.

          12.7. Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

          12.8. Governing Law. This Warrant shall be governed by the laws of the State of New York, without regard to the provisions thereof relating to conflict of laws.

          IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed and its corporate seal to be impressed hereon and attested by its Secretary or an Assistant Secretary.


Dated:  January 26, 1999

                              AMERICA SERVICE GROUP INC.




                              By:
                                 ---------------------------------------------
                                    Name:   Michael Catalano
                                    Title:  President and Chief Executive
                                            Officer

Attest:



By:
   ------------------------
 Name:   Jean L. Byassee
 Title:  Secretary

                                 EXHIBIT A

                               EXERCISE FORM

               [To be executed only upon exercise of Warrant]

                    Net Issue Exercise _____No ______Yes

          The undersigned registered owner of this Warrant irrevocably exercises this Warrant for the purchase of _____ shares of Common Stock of America Service Group Inc. and herewith makes payment therefor, all at the price and on the terms and conditions specified in this Warrant and requests that certificates for the shares of Common Stock hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to ________________________ whose address is _______________________________________ and, if such shares of
Common Stock shall not include all of the shares of Common Stock issuable as provided in this Warrant, that a new Warrant of like tenor and date for the balance of the shares of Common Stock issuable hereunder be delivered to the undersigned.

                                        -------------------------------
                                        (Name of Registered Owner)


                                        -------------------------------
                                        (Signature of Registered Owner)


                                        -------------------------------
                                        (Street Address)


                                        -------------------------------
                                        (City)  (State)      (Zip Code)



NOTICE: The signature on this subscription must correspond with the name as written upon the face of the within Warrant in every particular, without alteration or enlargement or any change whatsoever.

                                 EXHIBIT B

                              ASSIGNMENT FORM


          FOR VALUE RECEIVED the undersigned registered owner of this Warrant hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under this Warrant, with respect to the number of shares of Common Stock set forth below:

Name and Address of Assignee              No. of Shares of Common Stock
----------------------------              -----------------------------




and does hereby irrevocably constitute and appoint ________________ attorney-in-fact to register such transfer on the books of America Service Group Inc. maintained for the purpose, with full power of substitution in the premises.


Dated:                              Print Name:
      ------------                  Signature:
                                    Witness:

NOTICE: The signature on this assignment must correspond with the name as written upon the face of the within Warrant in every particular, without alteration or enlargement or any change whatsoever.

                                                                   EXHIBIT B-2









                                   WARRANT

                    To Purchase Shares of Common Stock of

                          AMERICA SERVICE GROUP INC.








                                Warrant No. 2
                    No. of Shares of Common Stock:  5,360




                              TABLE OF CONTENTS
                              -----------------

                                                                          Page
                                                                          ----

1.    DEFINITIONS...........................................................1
2.    EXERCISE OF WARRANT...................................................7
      2.1.  Manner of Exercise..............................................7
      2.2.  Payment of Taxes................................................8
      2.3.  Fractional Shares...............................................8
3.    TRANSFER, DIVISION AND COMBINATION....................................9
      3.1.  Transfer........................................................9
      3.2.  Division and Combination........................................9
      3.3.  Expenses........................................................9
      3.4.  Maintenance of Books............................................9
4.    ADJUSTMENTS...........................................................9
      4.1.  Current Warrant Price...........................................10
      4.2.  Stockholder Approval Failure; Payment Default; NASDAQ
            Approval Failure................................................10
      4.3.  Stock Dividends, Subdivisions and Combinations..................11
      4.4.  Certain Other Distributions.....................................12
      4.5.  Issuance of Additional Shares of Common Stock...................13
      4.6.  Issuance of Warrants or Other Rights............................14
      4.7.  Issuance of Convertible Securities..............................14
      4.8.  Superseding Adjustment..........................................15
      4.9.  Other Provisions Applicable to Adjustments under this
            Section.........................................................16
      4.10. Reorganization, Reclassification, Merger, Consolidation or
            Disposition of Assets...........................................19
      4.11. Other Action Affecting Common Stock.............................19
      4.12. Certain Limitations.............................................20
5.    NOTICES TO WARRANT HOLDERS............................................20
      5.1.  Notice of Adjustments; Change in Warrant Status.................20
      5.2.  Notice of Corporate Action......................................20
6.    RIGHTS OF HOLDERS.....................................................21
      6.1.  No Impairment...................................................21
7.    RESERVATION AND AUTHORIZATION OF COMMON STOCK; REGISTRATION WITH
      OR APPROVAL OF ANY GOVERNMENTAL AUTHORITY.............................22
8.    TAKING OF RECORD; STOCK AND WARRANT TRANSFER BOOKS....................22
9.    RESTRICTIONS ON TRANSFERABILITY.......................................23
      9.1.  Restrictive Legend..............................................23
      9.2.  Registration Rights.............................................23
10.   LOSS OR MUTILATION....................................................23
11.   LIMITATION OF LIABILITY...............................................24
12.   MISCELLANEOUS.........................................................24
      12.1. Nonwaiver and Expenses..........................................24
      12.2. Notice Generally................................................24
      12.3. Remedies........................................................25
      12.4. Successors and Assigns..........................................25
      12.5. Amendment.......................................................25
      12.6. Severability....................................................25
      12.7. Headings........................................................25
      12.8. Governing Law...................................................26
SIGNATURES..................................................................27


EXHIBITS
      Exhibit A............................................................A-1
      Exhibit B............................................................B-1

THIS WARRANT AND THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY TO THE EFFECT THAT THE TRANSACTION PURSUANT TO WHICH SUCH WARRANT OR SECURITIES WILL BE OFFERED FOR SALE OR OTHERWISE DISPOSED OF IS SUBJECT TO AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF SUCH ACT OR SUCH LAWS.



No. of Shares of Common Stock:  5,360                       Warrant No. 2

                                  WARRANT

                   To Purchase Shares of Common Stock of

                         AMERICA SERVICE GROUP INC.


          THIS IS TO CERTIFY THAT HEALTH CARE EXECUTIVE PARTNERS L.P. ("HCEP"), or its registered assigns, is entitled, at any time prior to the Expiration Date (as hereinafter defined), to purchase from America Service Group Inc., a Delaware corporation (the "Company"), 129,640 shares of Common Stock (as hereinafter defined and subject to adjustment as provided herein), in whole or in part, at the Current Warrant Price (as hereinafter defined), all on the terms and conditions and pursuant to the provisions hereinafter set forth.

1.   DEFINITIONS

          As used in this Warrant, the following terms have the respective meanings set forth below:

          "Additional Shares of Common Stock" shall mean all shares of Common Stock issued by the Company after the Closing Date, other than Warrant Stock.

          "Adjustment Period" shall mean the period of five consecutive Trading Days preceding the date as of which the Fair Market Value of a security is to be determined.

          "Board of Directors" shall mean the board of directors of the Company.

          "Business Day" shall mean any day other than a Saturday or Sunday or a day on which banking institutions in the States of New York or Tennessee are authorized or obligated by law or executive order to close.

          "Certificate of Designation" shall mean the Certificate of Designation establishing the Preferred Stock, dated as of the Closing Date.

          "Change of Control" shall mean:

          (a) a "person" or "Group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becoming, in a transaction or series of related transactions, the Beneficial Owner of Voting Securities entitled to exercise 50% or more of the total voting power of all outstanding Voting Securities of the Company (including any Voting Securities that are not then outstanding of which such person or Group is deemed the Beneficial Owner) (the "Control Party"); or

          (b) the acquisition of Beneficial Ownership of 20 percent or more of the number of Voting Securities of the Company by any Person or Group, together with contractual rights, which would enable such Person or Group to prevent a merger, consolidation or sale of all or substantially all of the assets or other sale of the Company; or

          (c) individuals who at the beginning of any period of two consecutive calendar years constituted the Board of Directors (together with any new directors whose election by such Board of
     Directors or whose nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then still in office who either were members of the Board of Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office; or

          (d) sale of all or substantially all of the assets of the Company.

          "Closing Date" shall have the meaning set forth in the Securities Purchase Agreement.

          "Commission" shall mean the Securities and Exchange Commission.

          "Common Stock" shall mean (except where the context otherwise indicates) the Common Stock, $.01 par value, of the Company as constituted on the Closing Date, and any capital stock into which such Common Stock may thereafter be changed, and shall also include (i) capital stock of the Company of any other class (regardless of how denominated) issued to the holders of shares of Common Stock upon any reclassification thereof which is not preferred as to dividends or assets over any other class of stock of the Company and which is not subject to redemption and (ii) shares of common stock of any successor or acquiring corporation (as defined in Section 4.10) received by or distributed to the holders of Common Stock of the Company in the circumstances contemplated by Section 4.10.

          "Convertible Securities" shall mean evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable or exercisable, with or without payment of additional consideration in cash or property, for Additional Shares of Common Stock, either immediately or upon the occurrence of a specified date or a specified event.

          "Current Market Price" when used with reference to shares of Common Stock or other securities on any date, shall mean the closing sale price per share of Common Stock or such other securities on such date and, when used with reference to shares of Common Stock or other securities for any period shall mean the average of the daily closing sale prices per share of Common Stock or such other securities for such period. The closing price for each day shall be the closing sale price in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such date the Common Stock or such other securities are not quoted by any such organization, the closing sale price as furnished by a professional market maker making a market in the Common Stock or such other securities selected by the Board of Directors of the Company. If the Common Stock is listed or admitted to trading on a national securities exchange, the closing price shall be the closing sale price, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Common Stock or such other securities are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Common Stock or such other securities are listed or admitted to trading. If the Common Stock or such other securities are not publicly held or so listed or publicly traded, "Current Market Price" shall mean the Fair Market Value per share of Common Stock or of such other securities as determined in good faith by the Board of Directors of the Company based on an opinion of an independent investment banking firm acceptable to holders of a majority of the Warrants, which opinion may be based on such assumptions as such firm shall deem to be necessary and appropriate.

          "Current Warrant Price" shall mean, in respect of a share of Common Stock at any date herein specified, the price at which a share of Common Stock may be purchased pursuant to this Warrant on such date or the price per share which shall equal the Initial Warrant Price, subject to adjustments as provided herein.

          "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any successor Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time. Reference to a particular section of the Securities Exchange Act of 1934, as amended, shall include reference to the comparable section, if any, of such successor Federal statute.

          "Expiration Date" shall mean a date which is seven years from the issuance of this Warrant.

          "Fair Market Value" shall mean, as to shares of Common Stock or any other class of capital stock or securities of the Company or any other issuer which are publicly traded, the average of the Current Market Prices of such shares of securities for each day of the Adjustment Period. The "Fair Market Value" of any security which is not publicly traded or of any other property shall mean the fair value thereof as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Board of Directors of the Company or a committee thereof and acceptable to the Majority Holders.

          "Fully Diluted Outstanding" shall mean, when used with reference to Common Stock, at any date as of which the number of shares thereof is to be determined, (i) all shares of Common Stock outstanding at such date and
(ii) all shares of Common Stock issuable in respect of this Warrant, and other options or warrants to purchase, or securities convertible into, shares of Common Stock outstanding on such date, the exercise or conversion price of which is less than the Current Market Price on such date.

          "GAAP" shall mean generally accepted accounting principles in the United States of America as from time to time in effect.

          "HCCP Group" shall mean Health Care Capital Partners L.P., its Affiliates and the general partner of HCCP and its Affiliates.

          "Holder" shall mean the Person in whose name this Warrant is registered on the books of the Company maintained for such purpose. "Holders" shall mean, collectively, each Holder of a Warrant, in the event of any division of this Warrant.

          "Initial Warrant Price" shall mean in respect of a share of Common Stock, the price at which a share of Common Stock may initially be purchased pursuant to this Warrant, which shall equal to the lower of (a) $9.45 per share, or (b) the Current Market Price of a share of the Common Stock during the thirty consecutive Trading Days prior to the Stockholders Meeting (as defined in the Securities Purchase Agreement); provided, that such price shall in no event be less than $5.50 per share (subject to adjustment from time to time as provided herein). Notwithstanding the foregoing, at any time prior to the Stockholder Approval Date, the Initial Warrant Price shall in no event be less than the price at which the maximum number of shares of Common Stock issued or issuable upon conversion of the Preferred Stock, together with shares of Common Stock issued or issuable upon conversion of the Warrants, would exceed the greater of (i) 711,241 shares of Common Stock (19.9% of the outstanding shares of Common Stock of the Company) and (ii) 19.9% of the shares of Common Stock of the Company then outstanding; provided, however, that if the Initial Warrant Price is greater than the price that would be in effect but for this sentence and, subsequently, the Company shall have obtained the Stockholder Approval, the Initial Warrant Price shall be retroactively recalculated in accordance with the first sentence of this definition of the "Initial Warrant Price."

          "Majority Holders" shall mean the holders of Warrants exercisable for in excess of 50% of the aggregate number of shares of Warrant Stock then purchasable upon exercise of all Warrants.

          "Notes" shall mean the 12% Subordinated Convertible Bridge Notes due January 26, 2000, purchased by HCCP and HCEP pursuant to the Securities Purchase Agreement and convertible into Preferred Stock.

          "Other  Property"  shall  have the  meaning  set forth in Section
4.10.

          "Outstanding" shall mean, when used with reference to Common Stock, at any date as of which the number of shares thereof is to be determined, fully diluted shares of Common Stock (calculated as prescribed by generally accepted accounting principles), except shares then owned or held by or for the account of the Company or any subsidiary thereof, and shall include all shares (i) issuable in respect of outstanding scrip or any certificates representing fractional interests in shares of Common Stock and (ii) issuable in respect of options or warrants to purchase, or securities convertible into, shares of Common Stock.

          "Permitted  Issuances"  shall mean the issuance or  reissuance of
(a) any shares of Common Stock or rights, warrants or other securities convertible into shares of Common Stock (whether treasury shares or newly issued shares) (i) pursuant to a dividend or distribution on, or subdivision, combination or reclassification of, the outstanding shares of Common Stock requiring an adjustment in the Current Warrant Price pursuant to Section 4.3; (ii) pursuant to any restricted stock or stock option plan or program of the Company involving the grant of options or rights to acquire Common Stock to directors, officers and employees of the Company and its Subsidiaries pursuant to the Company's Employee Stock Purchase Plan so long as the granting of such options or rights has been approved by the full Board of Directors or a committee of the Board of Directors on which a director designated by the HCCP Group is a member; (iii) pursuant to any option, warrant, right, or convertible security outstanding as of the date hereof, or (b) the Series A Preferred Stock, the Warrants and any shares of Common Stock issuable upon conversion or exercise thereof.

          "Person"   shall   mean  any   individual,   firm,   corporation,
partnership or other entity, and shall include any successor (by merger or otherwise) of such entity.

          "Preferred Stock" shall mean the Company's Series A Convertible Preferred Stock, par value $.01.

          "Registration Rights Agreement" shall mean the registration rights agreement, dated as of the Closing Date, among the Company, HCCP and HCEP.

          "Securities Act" shall mean the Securities Act of 1933, as amended, or any successor Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

          "Securities   Purchase   Agreement"  shall  mean  the  securities
purchase agreement, dated as of January 26, 1999, among the Company, HCCP and HCEP.

          "Stockholder Approval" shall have the meaning assigned to it in the Securities Purchase Agreement

          "Stockholder Approval Date" shall have the meaning assigned to it in the Securities Purchase Agreement.

          "Stock Issuance" shall have the meaning assigned to it in the Securities Purchase Agreement.

          "Trading Day" means a Business Day or, if the Common Stock is listed or admitted to trading on any national securities exchange, a day on which such exchange is open for the transaction of business.

          "Transfer" shall mean any disposition of any Warrant or Warrant Stock or of any interest in either thereof, which would constitute a sale thereof within the meaning of the Securities Act.

          "Warrants" shall mean this Warrant (as adjusted pursuant to Section 4) and all warrants issuable upon transfer, division or combination of, or in substitution for, any thereof. All Warrants shall at all times be identical as to terms and conditions and date, except as to the number of shares of Common Stock for which they may be exercised.

          "Warrant Price" shall mean an amount equal to (i) the number of shares of Common Stock being purchased upon exercise of this Warrant pursuant to Section 2.1, multiplied by (ii) the Current Warrant Price as of the date of such exercise.

          "Warrant Stock" shall mean the shares of Common Stock purchased by the holders of the Warrants upon the exercise thereof.

2.   EXERCISE OF WARRANT

          2.1. Manner of Exercise. (a) At any time or from time to time from and after the Closing Date and until 5:00 P.M., New York time, on the Expiration Date, Holder may exercise this Warrant, on any Business Day, for all or any part of the number of shares of Common Stock purchasable hereunder.

          (b) In order to exercise this Warrant, in whole or in part, Holder shall deliver to the Company at its principal office at 105 Westpark Drive, Suite 300, Brentwood, Tennessee 37027 (i) a written notice of Holder's election to exercise this Warrant, which notice shall specify the number of shares of Common Stock to be purchased;
     (ii) payment of the Warrant Price; and (iii) this Warrant. Such notice shall be substantially in the form appearing at the end of this Warrant as Exhibit A, duly executed by Holder.

          (c) As promptly as practicable, and in no event later than five Business Days after the receipt of the items specified in paragraph
     (b) of this Section 2.1, the Company shall execute or cause to be executed and deliver or cause to be delivered to Holder a certificate or certificates representing the aggregate number of full shares of Common Stock issuable upon such exercise, together with cash in lieu of any fraction of a share, as hereinafter provided. The stock certificate or certificates so delivered shall be in such denomination or denominations as Holder shall request in the notice and shall be registered in the name of Holder or, subject to Section 9, such other name as shall be designated in the notice. This Warrant shall be deemed to have been exercised and such certificate or certificates shall be deemed to have been issued, and Holder or any other Person so designated shall be deemed to have become a holder of record of such shares for all purposes, as of the date the notice, together with the Warrant Price and this Warrant, are received by the Company as described above. If this Warrant shall have been exercised in part, the Company shall, at the time of delivery of the certificate or certificates representing Warrant Stock, deliver to Holder a new Warrant evidencing the right of Holder to purchase the unpurchased shares of Common Stock called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant, or, at the request of Holder, appropriate notation may be made on this Warrant and the same returned to Holder.

          (d) Payment of the Warrant Price shall be made at the option of Holder (i) by certified or official bank check or (ii) by the surrender of this Warrant to the Company, with a duly executed exercise notice marked to reflect "Net Issue Exercise," and, in either case, specifying the number of shares of Common Stock to be purchased, during normal business hours on any Business Day. Upon a Net Issue Exercise, Holder shall be entitled to receive shares of Common Stock equal to the value of this Warrant (or the portion thereof being exercised by Net Issue Exercise) by surrender of this Warrant to the Company together with notice of such election, in which event the Company shall issue to Holder a number of shares of the Company's Common Stock computed as of the date of surrender of this Warrant to the Company using the following formula:

            X = Y x (A - B)
                -----------
                  A

Where X = the number of shares of Common Stock to be issued to Holder;

      Y = the number of shares of Common Stock otherwise purchasable under this Warrant (at the date of such calculation);

      A = the Current Market Price of one share of the Company's Common Stock
          (at the date of such calculation);

      B = the Current Warrant Price (as adjusted to the date of such calculation).

          2.2 Payment of Taxes. All shares of Common Stock issuable upon the exercise of this Warrant shall be validly issued, fully paid and nonassessable and without any preemptive rights. The Company shall pay all expenses in connection with, and all taxes and other governmental charges that may be imposed with respect to, the issue or delivery thereof.

          2.3. Fractional Shares. The Company shall not be required to issue a fractional share of Common Stock upon exercise of this Warrant. As to any fraction of a share which Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such fraction in an amount equal to the same fraction of the Current Market Price per share of Common Stock on the date of exercise.

3.   TRANSFER, DIVISION AND COMBINATION

          3.1. Transfer. Subject to compliance with Section 9, transfer of this Warrant and all rights hereunder, in whole or in part, shall be registered on the books of the Company to be maintained for such purpose, upon surrender of this Warrant at the principal office of the Company referred to in Section 2.1, together with a written assignment of this Warrant substantially in the form of Exhibit B hereto duly executed by Holder and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall, subject to Section 9, execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be canceled. A Warrant, if properly assigned in compliance with Section 9, may be exercised by a new Holder for the purchase of shares of Common Stock without having a new Warrant issued.

          3.2. Division and Combination. Subject to Section 9, this Warrant may be divided into multiple Warrants or combined with other Warrants upon presentation hereof at the aforesaid office or agency of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by Holder. Subject to compliance with Section 3.1 and with Section 9, as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. 3.3. Expenses. The Company shall prepare, issue and deliver at its own expense (other than transfer taxes) the new Warrant or Warrants under this Section 3.

          3.4. Maintenance of Books. The Company agrees to maintain, at its aforesaid office, books for the registration and the registration of transfer of the Warrants.

4.   ADJUSTMENTS

          The number of shares of Common Stock for which this Warrant is exercisable and/or the price at which such shares may be purchased upon exercise of this Warrant, shall be subject to adjustment from time to time as set forth in this Section 4. The Company shall give each Holder notice of any event described below which requires an adjustment pursuant to this
Section 4 at the time of such event.

          4.1. Current Warrant Price. Unless the Company shall have redeemed or converted all of the outstanding Notes, subject to adjustment as set forth in other provisions of this Section 4, the Current Warrant Price shall be decreased by $1.00 on the last Business Day of each month, commencing July 31, 1999 through and including December 31, 1999; provided, that the Current Warrant Price shall never be less than the par value per share of Common Stock; and provided, further, that at any time prior to the Stockholder Approval Date, the Initial Warrant Price shall in no event be less than the price at which the maximum number of shares of Common Stock issued or issuable upon conversion of the Preferred Stock, together with shares of Common Stock issued or issuable upon exercise of the Warrants, would exceed the greater of (a) 711,241 shares of Common Stock (19.9% of the outstanding shares of Common Stock of the Company) and (b) 19.9% of the outstanding shares of Common Stock of the Company.

          4.2.  Stockholder  Approval  Failure;   Payment  Default;  NASDAQ
Approval Failure. Notwithstanding Section 4.1, in the event that:

          (a) the Corporation shall (i) fail to obtain the Stockholder Approval with respect to the Stock Issuance on or before July 26, 1999, (ii) fail to convene the Stockholders Meeting on or before July 26, 1999, (iii) withdraw or modify its approval or recommendation of the Stock Issuance in any manner adverse to HCCP, its Affiliates or the general partner of its Affiliates, (iv) fail to reaffirm such approval or recommendation within 5 days following receipt of written request for such reaffirmation from the HCCP, its Affiliates or the general partner of its Affiliates, (v) fail to obtain the reaffirmation of the Fairness Opinion (as defined in the Securities Purchase Agreement) in connection with the mailing of the Proxy Statement (as defined in the Securities Purchase Agreement), (vi) fail to obtain NASDAQ Approval (as such term is defined in the Securities Purchase Agreement) within 30 days after the Stockholder Approval,
     (vii) resolve to take any of the actions specified in clauses (a)(i) through (a)(vi) above, or (viii) fail to pay the principal amount of and accrued and unpaid interest due, if any, on the Notes at maturity, or

          (b) (i) a Change of Control; (ii) the Maturity Date of the Notes shall occur; or (iii) notice of redemption of the Notes shall be given, and on any such date the Notes may not be converted, at the election of the Company, into shares of Preferred Stock, then the Current Warrant Price shall be reduced to $.01 per share; provided, however, that the Current Warrant Price shall not be adjusted as provided in this Section 4.2 as a result of the occurrence of the condition described in clause (a)(i) if (A) the holders of Common Stock representing a majority of the shares of Common Stock present and voting at a meeting duly called and convened in accordance with Section 6.19 of the Securities Purchase Agreement to approve the Stock Issuance (as defined in the Securities Purchase Agreement) for reasons other than those described in clauses (a)(ii) through (a)(vi) of this Section 4.2 do not approve the Stock Issuance (a "Stockholders Rejection") and (B) prior to the
Stockholder Rejection, none of the events described in clauses (a)(ii) through (vi) above or paragraph (b) above shall have occurred. Notwithstanding the foregoing, at any time prior to the Stockholder Approval Date, the Initial Warrant Price shall in no event be less than the price at which the maximum number of shares of Common Stock issued or issuable upon conversion of the Preferred Stock, together with shares of Common Stock issued or issuable upon exercise of the Warrants, would exceed the greater of (i) 711,241 shares of Common Stock (19.9% of the outstanding shares of Common Stock of the Company) and (ii) 19.9% of the outstanding shares of Common Stock of the Company; provided, however, that if the Current Warrant Price is greater than the price that would be in effect but for this sentence and, subsequently, the Company shall have obtained the Stockholder Approval, the Initial Warrant Price shall be retroactively recalculated as of the Stockholder Approval Date in accordance with Sections 4.1 and 4.2 above.

          4.3. Stock Dividends, Subdivisions and Combinations. In case the Company shall at any time or from time to time:

          (a) pay a dividend, or make a distribution, on its outstanding Common Stock in Additional Shares of Common Stock,

          (b) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock, or

          (c) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock,

then and in each such case, (i) the number of shares of Common Stock for which this Warrant is exercisable immediately after the occurrence of any such event shall be adjusted to equal the number of shares of Common Stock which a record holder of the same number of shares of Common Stock for which this Warrant is exercisable immediately prior to the occurrence of such event would own or be entitled to receive after the happening of such event, and
(ii) the Current Warrant Price per share shall be adjusted to equal (A) the Current Warrant Price multiplied by the number of shares of Common Stock for which this Warrant is exercisable immediately prior to the adjustment divided by (B) the number of shares for which this Warrant is exercisable immediately after such adjustment.

          4.4. Certain Other Distributions. In case the Company shall at any time or from time to time after the issuance of this Warrant declare, order, pay or make a dividend or other distribution on its Common Stock of:

          (a) cash,

          (b) any evidences of its indebtedness, any shares of its stock or any other securities or property of any nature whatsoever by way of dividend (other than cash, Convertible Securities or Additional Shares of Common Stock), or

          (c) any warrants or other rights to subscribe for or purchase any evidences of its indebtedness, any shares of its stock or any other securities or property of any nature whatsoever (other than cash, Convertible Securities or Additional Shares of Common Stock),

then (i) the number of shares of Common Stock for which this Warrant is exercisable shall be adjusted to equal the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such adjustment multiplied by a fraction (A) the numerator of which shall be the Current Market Price per share of Common Stock for the period of 20 Trading Days preceding such record (the "Period") and (B) the denominator of which shall be such Current Market Price per share of Common Stock for the Period less the Fair Market Value per share of Common Stock of any such dividend or distribution and (ii) the Current Warrant Price shall be adjusted to equal
(A) the Current Warrant Price multiplied by the number of shares of Common Stock for which this Warrant is exercisable immediately prior to the adjustment divided by (B) the number of shares for which this Warrant is exercisable immediately after such adjustment. A reclassification of the Common Stock (other than a reduction in par value, or from par value to no par value) into shares of Common Stock and shares of any other class of stock shall be deemed a distribution by the Company to the holders of its Common Stock of such shares of such other class of stock within the meaning of this
Section 4.4 and, if the outstanding shares of Common Stock shall be changed into a larger or smaller number of shares of Common Stock as a part of such reclassification, such change shall be deemed a subdivision or combination, as the case may be, of the outstanding shares of Common Stock within the meaning of Section 4.3. Notwithstanding the foregoing, no adjustment shall be required under this Section 4.4 solely by reason of the issuance of stock purchase rights under a stockholder rights plan of the Company, provided that the adjustments required by this Section 4.4 shall be made if any "flip-in" or "flip-over" event shall occur under such stockholder rights plan not triggered by the holder hereof.

          4.5. Issuance of Additional Shares of Common Stock. If at any time the Company shall (except as hereinafter provided) issue or sell any Additional Shares of Common Stock, other than Permitted Issuances, in exchange for consideration in an amount per Additional Share of Common Stock less than the greater of (1) the Current Market Price per share of Common Stock for the period of 20 Trading Days preceding the earlier of the issuance or public announcement of the issuance of such Additional Shares of Common Stock and (2) the Current Warrant Price at the time the Additional Shares of Common Stock are issued, then (i) the Current Warrant Price as to the number of shares for which this Warrant is exercisable prior to such adjustment shall be reduced to a price determined by multiplying the Current Warrant Price by (A) a fraction, the numerator of which shall be the sum of (x) the number of shares of Common Stock Outstanding immediately prior to such issue or sale multiplied by the greater of (1) the then applicable Current Warrant Price and (2) the Current Market Price per share of Common Stock for the period of 20 Trading Days preceding the earlier of the issuance or public announcement of the issuance of such Additional Shares of Common Stock (the greater of (1) and
(2) above hereinafter referred to as the "Adjustment Price") and (y) the aggregate consideration receivable by the Company for the total number of shares of Common Stock so issued (or into or for which the rights, warrants or other Convertible Securities may convert or be exercisable), and the denominator of which shall be the sum of (a) the total number of shares of Common Stock Outstanding on such date and (b) the number of Additional Shares issued (or into or for which the rights, warrants or convertible securities may be converted or exercised), multiplied by the Adjustment Price; and (ii) the number of shares of Common Stock for which this Warrant is exercisable shall be adjusted to equal the product obtained by multiplying the Current Warrant Price in effect immediately prior to such issue or sale by the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such issue or sale and dividing the product thereof by the Current Warrant Price resulting from the adjustment made pursuant to clause (i) above. For purposes of this Section
4.5 and for the purposes of making adjustments of the number of shares of Common Stock for which this Warrant is exercisable and the Current Price as provided in this Section 4, the aggregate consideration receivable by the Company in connection with the issuance of shares of Common Stock or of rights, warrants or other securities convertible into shares of Common Stock shall be deemed to be equal to the sum of the aggregate offering price (before deduction of underwriting discounts or commissions and expenses payable to third parties) of all such Common Stock, rights, warrants and convertible securities plus the aggregate amount (as determined on the date of issuance), if any, payable upon exercise or conversion of any such rights, warrants and convertible securities into shares of Common Stock. If, subsequent to the date of issuance of such rights, warrants or Convertible Securities, the exercise or conversion price thereof is reduced, such aggregate amount shall be recalculated and the Current Warrant Price and number of shares of Common Stock for which the Warrant is exercisable adjusted retroactively to give effect to such reduction. If Common Stock is sold as a unit with other securities, the aggregate consideration received for such Common Stock shall be deemed to be net of the Fair Market Value of such other securities.

          4.6. Issuance of Warrants or Other Rights. If at any time the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a distribution of, or (other than Permitted Issuances) shall in any manner (whether directly or by assumption in a merger in which the Company is the surviving corporation) issue or sell, any warrants or other rights to subscribe for or purchase any Additional Shares of Common Stock or any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Warrants or other rights or upon conversion or exchange of such Convertible Securities shall be less than the greater of
(1) the Current Market Price per share of Common Stock for the period of 20 Trading Days preceding the earlier of the issuance or public announcement of the issuance of such Additional Shares of Common Stock, warrants or other rights and (2) the Current Warrant Price in effect immediately prior to the time of such issue or sale, then the number of shares for which this Warrant is exercisable and the Current Warrant Price shall be adjusted as provided in Section 4.5 on the basis that the maximum number of Additional Shares of Common Stock issuable pursuant to all such warrants or other rights or necessary to effect the conversion or exchange of all such Convertible Securities shall be deemed to have been issued and outstanding and the Company shall have received all of the consideration payable therefor, if any, as of the date of the actual issuance of the number of shares for which this Warrant is exercisable and such warrants or other rights. No further adjustments of the Current Warrant Price shall be made upon the actual issue of such Common Stock or of such Convertible Securities upon exercise of such warrants or other rights or upon the actual issue of such Common Stock upon such conversion or exchange of such Convertible Securities. Notwithstanding the foregoing, no adjustment shall be required under this Section 4.6 solely by reason of the issuance of stock purchase rights under a stockholder rights plan of the Company, provided that the adjustments required by this Section 4.6 shall be made if any "flip-in" or "flip-over" event shall occur under such stockholder rights plan not triggered by the holder hereof.

          4.7. Issuance of Convertible Securities. If at any time the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a distribution of, or (other than Permitted Issuances) shall in any manner (whether directly or by assumption in a merger in which the Company is the surviving corporation) issue or sell, any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange shall be less than the greater of (a) the Current Market Price per share of Common Stock for the period of 20 Trading Days preceding the earlier of the issuance or public announcement of the issuance of such Convertible Securities and (b) the Current Warrant Price in effect immediately prior to the time of such issue or sale, then the number of shares for which this Warrant is exercisable and the Current Warrant Price shall be adjusted as provided in Section 4.5 on the basis that the maximum number of Additional Shares of Common Stock necessary to effect the conversion or exchange of all such Convertible Securities shall be deemed to have been issued and outstanding and the Company shall have received all of the consideration payable therefor, if any, as of the date of actual issuance of such Convertible Securities. No adjustment of the number of shares for which this Warrant is exercisable and the Current Warrant Price shall be made under this Section 4.7 upon the issuance of any Convertible Securities which are issued pursuant to the exercise of any warrants or other subscription or purchase rights therefor, if any such adjustment shall previously have been made upon the issuance of such warrants or other rights pursuant to Section 4.6. No further adjustments of the number of shares for which this Warrant is exercisable and the Current Warrant Price shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities and, if any issue or sale of such Convertible Securities is made upon exercise of any warrant or other right to subscribe for or to purchase any such Convertible Securities for which adjustments of the number of shares for which this Warrant is exercisable and the Current Warrant Price have been or are to be made pursuant to other provisions of this Section 4, no further adjustments of the number of shares for which this Warrant is exercisable and the Current Warrant Price shall be made by reason of such issue or sale.

          4.8. Superseding Adjustment. If, at any time after any adjustment of the number of shares of Common Stock for which this Warrant is exercisable and the Current Warrant Price shall have been made pursuant to
Section 4.6 or Section 4.7 as the result of any issuance of warrants, rights or Convertible Securities,

          (a) such warrants or rights, or the right of conversion or exchange in such other Convertible Securities, shall expire, and all or a portion of such warrants or rights, or the right of conversion or exchange with respect to all or a portion of such other Convertible Securities, as the case may be, shall not have been exercised, or

          (b) the consideration per share for which shares of Common Stock are issuable pursuant to such warrants or rights, or the terms of such other Convertible Securities, shall be increased solely by virtue of provisions therein contained for an automatic increase in such consideration per share upon the occurrence of a specified date or event, then for each outstanding Warrant such previous adjustment shall be rescinded and annulled and the Additional Shares of Common Stock which were deemed to have been issued by virtue of the computation made in connection with the adjustment so rescinded and annulled shall no longer be deemed to have been issued by virtue of such computation. Thereupon, a recomputation shall be made of the effect of such rights or options or other Convertible Securities on the basis of

          (c) treating the number of Additional Shares of Common Stock or other property, if any, theretofore actually issued or issuable pursuant to the previous exercise of any such warrants or rights or any such right of conversion or exchange, as having been issued on the date or dates of any such exercise and for the consideration actually received and receivable therefor, and

          (d) treating any such warrants or rights or any such other Convertible Securities which then remain outstanding as having been granted or issued immediately after the time of such increase of the consideration per share for which shares of Common Stock or other property are issuable under such warrants or rights or other Convertible Securities; whereupon a new adjustment of the number of shares of Common Stock for which this Warrant is exercisable and the Current Warrant Price shall be made, which new adjustment shall supersede the previous adjustment so rescinded and annulled.

          4.9. Other Provisions Applicable to Adjustments under this Section. The following provisions shall be applicable to the making of adjustments of the number of shares of Common Stock for which this Warrant is exercisable and the Current Warrant Price provided for in this Section 4:

          (a) Computation of Consideration. To the extent that any Additional Shares of Common Stock or any Convertible Securities or any warrants or other rights to subscribe for or purchase any Additional Shares of Common Stock or any Convertible Securities shall be issued for cash consideration, the consideration received by the Company therefor shall be the amount of the cash received by the Company therefor, or, if such Additional Shares of Common Stock or Convertible Securities are offered by the Company for subscription, the subscription price, or, if such Additional Shares of Common Stock or Convertible Securities are sold to underwriters or dealers for public offering without a subscription offering, the initial public offering price (in any such case subtracting any amounts paid or receivable for accrued interest or accrued dividends and without taking into account any compensation, discounts or expenses paid or incurred by the Company for and in the underwriting of, or otherwise in connection with, the issuance thereof). To the extent that such issuance shall be for a consideration other than cash, then, except as herein otherwise expressly provided, the amount of such consideration shall be deemed to be the Fair Market Value of such consideration at the time of such issuance. In case any Additional Shares of Common Stock or any Convertible Securities or any warrants or other rights to subscribe for or purchase such Additional Shares of Common Stock or Convertible Securities shall be issued in connection with any merger in which the Company issues any securities, the amount of consideration therefor shall be deemed to be the Fair Market Value of such portion of the assets and business of the nonsurviving corporation as such Board in good faith shall determine to be attributable to such Additional Shares of Common Stock, Convertible Securities, warrants or other rights, as the case may be. The consideration for any Additional Shares of Common Stock issuable pursuant to any warrants or other rights to subscribe for or purchase the same shall be the consideration received by the Company for issuing such warrants or other rights plus the additional consideration payable to the Company upon exercise of such warrants or other rights. The consideration for any Additional Shares of Common Stock issuable pursuant to the terms of any Convertible Securities shall be the consideration received by the Company for issuing warrants or other rights to subscribe for or purchase such Convertible Securities, plus the consideration paid or payable to the Company in respect of the subscription for or purchase of such Convertible Securities, plus the additional consideration, if any, payable to the Company upon the exercise of the right of conversion or exchange in such Convertible Securities. In case of the issuance at any time of any Additional Shares of Common Stock or Convertible Securities in payment or satisfaction of any dividends upon any class of stock other than Common Stock, the Company shall be deemed to have received for such Additional Shares of Common Stock or Convertible Securities a consideration equal to the amount of such dividend so paid or satisfied. If Additional Shares of Common Stock are sold as a unit with other securities or rights of value, the aggregate consideration received for such Additional Shares of Common Stock shall be deemed to be net of the Fair Market Value of such other securities or rights of value.

          (b) When Adjustments to Be Made. The adjustments required by this
     Section 4 shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that any adjustment of the number of shares of Common Stock for which this Warrant is exercisable that would otherwise be required may be postponed (except in the case of a subdivision or combination of shares of the Common Stock, as provided for in Section 4.3) up to, but not beyond the date of exercise if such adjustment either by itself or with other adjustments not previously made results in an increase or decrease of less than 1% of the shares of Common Stock for which this Warrant is exercisable immediately prior to the making of such adjustment. Any adjustment representing a change of less than such minimum amount (except as aforesaid) which is postponed shall be carried forward and made as soon as such adjustment, together with other adjustments required by this Section 4 and not previously made, would result in a minimum adjustment or on the date of exercise. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

          (c) Fractional  Interests.  In computing  adjustments  under this
     Section 4, fractional interests in Common Stock shall be taken into account to the nearest 1/100th of a share.

          (d) When Adjustment Not Required. If the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights and shall, thereafter and before the distribution to stockholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

          (e) Escrow of Warrant Stock. If Holder exercises this Warrant after any property becomes distributable pursuant to this Section 4 by reason of the taking of any record of the holders of Common Stock, but prior to the occurrence of the event for which such record is taken, any additional shares of Common Stock issuable upon exercise by reason of such adjustment shall be deemed the last shares of Common Stock for which this Warrant is exercised (notwithstanding any other provision to the contrary herein) and such shares or other property shall be held in escrow for Holder by the Company to be issued to Holder when and to the extent that the event actually takes place, upon payment of the then Current Warrant Price. Notwithstanding any other provision to the contrary herein, if the event for which such record was taken fails to occur or is rescinded, then such escrowed shares shall be canceled by the Company and escrowed property returned.

          (f) Challenge to Good Faith Determination. Whenever the Board of Directors of the Company shall be required to make a determination in good faith of the fair value of any item under this Section 4, such determination may be challenged in good faith by the Majority Holders, and any dispute shall be resolved by an investment banking firm of recognized national standing selected by the Company and acceptable to the Majority Holders.

          4.10. Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets. In case the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another corporation (where the Company is not the surviving corporation or where there is a change in or distribution with respect to the Common Stock of the Company), or sell, transfer or otherwise dispose of all or substantially all its property, assets or business to another corporation and, pursuant to the terms of such reorganization, reclassification, merger, consolidation or disposition of assets, shares of common stock of the successor or acquiring corporation, or any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation ("Other Property"), are to be received by or distributed to the holders of Common Stock of the Company, then Holder shall have the right thereafter to receive, upon exercise of this Warrant and payment of the Warrant Price, the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and Other Property receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such event. In case of any such reorganization, reclassification, merger, consolidation or disposition of assets, the successor or acquiring corporation (if other than the Company) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of this Warrant to be performed and observed by the Company and all the obligations and liabilities hereunder, subject to such modifications as may be deemed appropriate (as determined by resolution of the Board of Directors of the Company) in order to provide for adjustments of shares of the Common Stock for which this Warrant is exercisable which shall be as nearly equivalent as practicable to the adjustments provided for in this Section 4. For purposes of this Section 4.10, "common stock of the successor or acquiring corporation" shall include stock of such corporation of any class which is not preferred as to dividends or assets over any other class of stock of such corporation and which is not subject to redemption and shall also include any evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions of this
Section 4.10 shall similarly apply to successive reorganizations, reclassifications, mergers, consolidations or disposition of assets.

          4.11. Other Action Affecting Common Stock. In case at any time or from time to time the Company shall take any action in respect of its Common Stock, other than any action described in this Section 4, then the number of shares of Common Stock or other stock for which this Warrant is exercisable and/or the purchase price thereof shall be adjusted in such manner as may be equitable in the circumstances.

          4.12. Certain Limitations. Notwithstanding anything herein to the contrary, the Company agrees not to (i) increase the par value of its Common Stock or (ii) enter into any transaction which, by reason of any adjustment hereunder, would cause the Current Warrant Price to be less than the par value per share of Common Stock.

5.   NOTICES TO WARRANT HOLDERS

          5.1. Notice of Adjustments; Change in Warrant Status. (a) Whenever the number of shares of Common Stock for which this Warrant is exercisable, or whenever the price at which a share of such Common Stock may be purchased upon exercise of the Warrants, shall be adjusted pursuant to Section 4, the Company shall forthwith prepare a certificate to be executed by the chief financial officer of the Company setting forth, in reasonable detail, the event requiring the adjustment and the method by which such adjustment was calculated (including a description of the basis on which the Board of Directors of the Company determined the Fair Market Value of any evidences of indebtedness, shares of stock, other securities or property or warrants or other subscription or purchase rights referred to in Section 4.4 or 4.9(a)), specifying the number of shares of Common Stock for which this Warrant is exercisable and (if such adjustment was made pursuant to Section 4.10 or 4.11) describing the number and kind of any other shares of stock or Other Property for which this Warrant is exercisable, and any change in the purchase price or prices thereof, after giving effect to such adjustment or change.

          (b) The Company shall promptly cause a signed copy of such certificate to be delivered to each Holder in accordance with Section
     12.2. The Company shall keep at its principal office copies of all such certificates and cause the same to be available for inspection at said office during normal business hours by any Holder or any prospective purchaser of a Warrant designated by a Holder thereof.

          5.2. Notice of Corporate Action. If at any time:

          (a) the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend (other than a cash dividend payable out of earnings or earned surplus legally available for the payment of dividends under the laws of the jurisdiction of incorporation of the Company) or other distribution, or any right to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property, or to receive any other right, or

          (b) there shall be any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any consolidation or merger of the Company with, or any sale, transfer or other disposition of all or substantially all the property, assets or business of the Company to, another corporation, or

          (c) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in any one or more of such cases, the Company shall give to Holder (i) at least 20 days' prior written notice of the date on which a record date shall be selected for such dividend, distribution or right or for determining rights to vote in respect of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, and (ii) in the case of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, at least 20 days' prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause also shall specify (x) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, the date on which the holders of Common Stock shall be entitled to any such dividend, distribution or right, and the amount and character thereof, and (y) the date on which any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up is to take place and the time, if any such time is to be fixed, as of which the holders of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up. Each such written notice shall be sufficiently given if addressed to Holder at the last address of Holder appearing on the books of the Company and delivered in accordance with Section 12.2.

6.   RIGHTS OF HOLDERS

          6.1 No Impairment. The Company shall not by any action, including, without limitation, amending its Certificate of Incorporation or comparable governing instruments or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant, and
(c) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

          Upon the request of Holder, the Company will at any time during the period this Warrant is outstanding acknowledge in writing, in form reasonably satisfactory to Holder, the continuing validity of this Warrant and the obligations of the Company hereunder.

7. RESERVATION AND AUTHORIZATION OF COMMON STOCK; REGISTRATION WITH OR APPROVAL OF ANY GOVERNMENTAL AUTHORITY

          From and after the Closing Date, the Company shall at all times reserve and keep available for issue upon the exercise of Warrants such number of its authorized but unissued shares of Common Stock as will be sufficient to permit the exercise in full of all outstanding Warrants. All shares of Common Stock which shall be so issuable, when issued upon exercise of any Warrant and payment therefor in accordance with the terms of such Warrant, shall be duly and validly issued and fully paid and nonassessable, and not subject to preemptive rights.

          Before taking any action which would cause an adjustment reducing the Current Warrant Price below the then par value, if any, of the shares of Common Stock issuable upon exercise of the Warrants, the Company shall take any corporate action which may be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of such Common Stock at such adjusted Current Warrant Price.

8.   TAKING OF RECORD; STOCK AND WARRANT TRANSFER BOOKS

          In the case of all dividends or other distributions by the Company to the holders of its Common Stock with respect to which any provision of Section 4 refers to the taking of a record of such holders, the Company will in each such case take such a record and will take such record as of the close of business on a Business Day. The Company will not at any time, except upon dissolution, liquidation or winding up of the Company, close its stock transfer books or Warrant transfer books so as to result in preventing or delaying the exercise or transfer of any Warrant.

9.   RESTRICTIONS ON TRANSFERABILITY

          The Warrants and the Warrant Stock shall not be transferred, hypothecated or assigned before satisfaction of the conditions specified in this Section 9, which conditions are intended to ensure compliance with the provisions of the Securities Act with respect to the Transfer of any Warrant or any Warrant Stock. Holder, by acceptance of this Warrant, agrees to be bound by the provisions of this Section 9.

          9.1.  Restrictive  Legend.  Except as otherwise  provided in this
Section 9, each Warrant and each certificate for Warrant Stock initially issued upon the exercise of a Warrant, and each certificate for Warrant Stock issued to any subsequent transferee of any such certificate, shall be stamped or otherwise imprinted with the legend required by Section 13.12 of the Securities Purchase Agreement.

          9.2. Registration Rights. The holders of Warrants and Warrant Stock shall have the registration rights set forth in the Registration Rights Agreement among the Company, HCCP and HCEP dated the date hereof.

10.  LOSS OR MUTILATION

          Upon receipt by the Company from any Holder of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of this Warrant and indemnity reasonably satisfactory to it, and in case of mutilation upon surrender and cancellation hereof, the Company will execute and deliver in lieu hereof a new Warrant of like tenor to such Holder; provided, that in the case of mutilation, no indemnity shall be required if this Warrant in identifiable form is surrendered to the Company for cancellation.

11.  LIMITATION OF LIABILITY

          No provision hereof, in the absence of affirmative action by Holder to purchase shares of Common Stock, and no enumeration herein of the rights or privileges of Holder hereof, shall give rise to any liability of such Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

12.  MISCELLANEOUS

          12.1. Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice Holder's rights, powers or remedies. If the Company fails to make, when due, any payments provided for hereunder, or fails to comply with any other provision of this Warrant, the Company shall pay to Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys' fees, including those of appellate proceedings, incurred by Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

          12.2. Notice Generally. Any notice, demand, request, consent, approval, declaration, delivery or other communication hereunder to be made pursuant to the provisions of this Warrant shall be sufficiently given or made if in writing and either delivered in person with receipt acknowledged or sent by registered or certified mail, return receipt requested, postage prepaid, or by telecopy and confirmed by telecopy answerback, addressed as follows:

          (a) If to any Holder or holder of Warrant Stock, at its last known address appearing on the books of the Company maintained for such purpose.

          (b) If to the Company at

              105 Westpark Drive, Suite 300
              Brentwood, Tennessee 37027
              Attention:  Michael Catalano
              Telecopy Number:  (615) 376-1309

or at such other address as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice, demand, request, consent, approval, declaration, delivery or other communication hereunder shall be deemed to have been duly given or served on the date on which personally delivered, with receipt acknowledged, telecopied and confirmed by telecopy answerback, or three Business Days after the same shall have been deposited in the United States mail. Failure or delay in delivering copies of any notice, demand, request, approval, declaration, delivery or other communication to the person designated above to receive a copy shall in no way adversely affect the effectiveness of such notice, demand, request, approval, declaration, delivery or other communication.

          12.3. Remedies. Each holder of Warrant and Warrant Stock, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under of this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

          12.4.  Successors  and  Assigns.  Subject  to the  provisions  of
Section 3.1, this Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and assigns of Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant and, with respect to Section 9 hereof, holders of Warrant Stock, and shall be enforceable by any such Holder or holder of Warrant Stock.

          12.5. Amendment. This Warrant and all other Warrants may be modified or amended or the provisions hereof waived with the written consent of the Company and the Majority Holders; provided, that no such Warrant may be modified or amended to reduce the number of shares of Common Stock for which such Warrant is exercisable or to increase the price at which such shares may be purchased upon exercise of such Warrant (before giving effect to any adjustment as provided therein) without the prior written consent of the Holder thereof.

          12.6. Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Warrant.

          12.7. Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

          12.8. Governing Law. This Warrant shall be governed by the laws of the State of New York, without regard to the provisions thereof relating to conflict of laws.

          IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed and its corporate seal to be impressed hereon and attested by its Secretary or an Assistant Secretary.


Dated:  January 26, 1999

                              AMERICA SERVICE GROUP INC.




                              By:
                                 -----------------------------------
                                    Name:   Michael Catalano
                                    Title:  President and Chief Executive
                                            Officer

Attest:



By:
   ------------------------
    Name:   Jean L. Byassee
    Title:  Secretary

                                 EXHIBIT A

                               EXERCISE FORM

               [To be executed only upon exercise of Warrant]

                    Net Issue Exercise _____No ______Yes

          The undersigned registered owner of this Warrant irrevocably exercises this Warrant for the purchase of _____ shares of Common Stock of America Service Group Inc. and herewith makes payment therefor, all at the price and on the terms and conditions specified in this Warrant and requests that certificates for the shares of Common Stock hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to ________________________ whose address is _______________________________________ and, if such shares of
Common Stock shall not include all of the shares of Common Stock issuable as provided in this Warrant, that a new Warrant of like tenor and date for the balance of the shares of Common Stock issuable hereunder be delivered to the undersigned.

                                        ----------------------------------
                                        (Name of Registered Owner)


                                        ----------------------------------
                                        (Signature of Registered Owner)


                                        ----------------------------------
                                        (Street Address)


                                        ----------------------------------
                                        (City)  (State)      (Zip Code)



NOTICE: The signature on this subscription must correspond with the name as written upon the face of the within Warrant in every particular, without alteration or enlargement or any change whatsoever.

                                 EXHIBIT B

                              ASSIGNMENT FORM


          FOR VALUE RECEIVED the undersigned registered owner of this Warrant hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under this Warrant, with respect to the number of shares of Common Stock set forth below:

Name and Address of Assignee              No. of Shares of Common Stock





and does hereby irrevocably constitute and appoint ________________ attorney-in-fact to register such transfer on the books of America Service Group Inc. maintained for the purpose, with full power of substitution in the premises.


Dated:
      ---------------               Print Name:
                                    Signature:
                                    Witness:

NOTICE: The signature on this assignment must correspond with the name as written upon the face of the within Warrant in every particular, without alteration or enlargement or any change whatsoever.

                                                                     EXHIBIT D



                         AMERICA SERVICE GROUP INC.

                         CERTIFICATE OF DESIGNATION
                                     OF
                    SERIES A CONVERTIBLE PREFERRED STOCK



          Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware, America Service Group Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware ("DGCL"), DOES HEREBY CERTIFY that:

          Pursuant to the authority conferred upon the Board of Directors of the Corporation by Section B of Article FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), and in accordance with the provisions of Section 151(g) of the DGCL, the Board of Directors of the Corporation on January 22, 1999, adopted the following resolution creating a series of Preferred Stock designated as Series A Convertible Preferred Stock.

          RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation in accordance with the DGCL and the provisions of the Certificate of Incorporation, a series of the class of authorized Preferred Stock, par value $.01 per share, of the Corporation is hereby created and that the designation and number of shares thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations and restrictions thereof, are as follows:

          Section 1. Designation; Number; rank.

          (a) Designation; Number. The shares of such series shall be designated "Series A Convertible Preferred Stock" (the "Series A Preferred Stock"). The number of shares initially constituting the Series A Preferred Stock shall be 500,000 (the "Initial Shares"), which number may be decreased (but not increased) by the Board of Directors without a vote of stockholders; provided, however, that such number may not be decreased (i) prior to conversion or redemption of all of the Corporation's 12% Subordinated Convertible Bridge Notes due January 26, 2000 (the "Notes") and (ii) after conversion or redemption of all of the Notes, below the number of then outstanding shares of Series A Preferred Stock. The Corporation may issue (x) up to 50,000 shares of the Series A Preferred Stock as an original issuance; (y) up to 150,000 shares of the Series A Preferred Stock upon conversion of the Notes; and (z) such number of additional shares as may be required to pay dividends on the Series A Preferred Stock in additional shares of Series A Preferred Stock pursuant to Section 2(a). The Corporation shall take all actions necessary or advisable to increase the number of shares of Series A Preferred Stock authorized to provide for additional issuance of Series A Preferred Stock pursuant to clause (z) of the preceding sentence.

          (b) Rank. The Series A Preferred Stock shall, except as provided in Section 4(b) hereof, with respect to dividend rights and rights on liquidation, dissolution or winding up, rank senior to the Common Stock, par value $.01 per share, of the Corporation (the "Common Stock") and other capital stock of the Corporation designated by the Board of Directors of the Corporation prior to or on or after the date hereof.

          Section 2. Dividends.

          (a) Payment of Dividends. The holders of shares of Series A Preferred Stock, in preference to the holders of shares of Common Stock and of any shares of other capital stock of the Corporation as to payment of dividends, shall be entitled to receive, when, as and if declared by the Board of Directors, out of the assets of the Corporation legally available therefor, cumulative dividends at an annual rate equal to 5% from and after the respective dates of issuance of applicable shares of Series A Preferred Stock (the "Issue Date"), as long as the shares of Series A Preferred Stock remain outstanding. Dividends shall be (i) computed on the basis of the Liquidation Preference (as defined in Section 11); (ii) accrue and be payable quarterly, in arrears, on March 1, June 1, September 1 and December 1 in each year or, if not a Business Day, on the next Business Day (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date following the Issue Date; and (iii) payable in cash; provided, however, that if payment of cash dividends is restricted by the terms of any instrument or agreement to which any of the Corporation's Senior Indebtedness was created or incurred, the dividends provided in this Section 2 shall be payable in additional Series A Preferred Stock (the "Additional Series A Preferred Stock"), which shall be issued on the applicable Quarterly Dividend Payment Date and shall be subject to the terms, voting powers, preferences and relative, participating, optional and other special rights provided hereunder, and dividends shall accrue on each share of Additional Series A Preferred Stock from the issuance date of such Additional Series A Preferred Stock.

          (b) Accrual of Dividends. Dividends payable pursuant to paragraph
(a) of this Section 2 shall begin to accrue and be cumulative from the Issue Date, whether or not earned or declared. The amount of dividends so payable shall be determined on the basis of twelve 30-day months and a 360-day year. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend declared thereon, which record date shall be no more than 60 days or less than 10 days prior to the date fixed for the payment thereof.

          (c) Restricted Payments. No dividend or distribution in cash, shares of stock or other property on the Common Stock or other capital stock of the Corporation shall be declared or paid or set apart for payment unless (i) all accumulated and unpaid dividends on the Series A Preferred Stock have been declared and paid and (ii) at the same time, the same dividend or distribution is declared or paid or set apart, as the case may be, on the Series A Preferred Stock payable on the same date, at the rate per share of Series A Preferred Stock based upon the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible (as adjusted pursuant to Section 8) on the record date for such dividend or distribution on the Common Stock.

          (d) Penalty Dividend Rate. In the event that (i) any dividend payable on the Series A Preferred Stock pursuant to Section 2(a) shall not have been paid in full, whether in cash or in kind, (ii) a Default or an Event of Default under Section 8.1(f) of the Securities Purchase Agreement shall have occurred and be continuing for 30 days following the date notice of such event is required to be given, or (iii) the Corporation shall have failed to redeem in full the shares of Series A Preferred Stock pursuant to
Section 5(a), whether or not by reason of the absence of legally available funds, then, in any such case, the holders of Series A Preferred Stock shall be entitled to annual dividends (in addition to any dividend payable pursuant to Section 2(a)) at a rate of 7.0% per annum from the applicable Quarterly Dividend Payment Date or date of such breach, Default or Event of Default or failure to redeem, as the case may be, through the date of payment of such dividend, cure of such breach, Default or Event of Default or redemption, as the case may be.

          SECTION 3. VOTING RIGHTS.

          In addition to any voting rights provided by law, the holders of shares of Series A Preferred Stock shall have the following voting rights:

          (a) Right to Vote as a Single Class with Holders of Common Stock. So long as any of the Series A Preferred Stock is outstanding, each share of Series A Preferred Stock shall entitle the holder thereof to vote on all matters submitted to a vote of the stockholders of the Corporation, voting together as a single class with the holders of Common Stock. The holders of each share of Series A Preferred Stock shall be entitled to vote with respect to each share of Series A Preferred Stock held by each such holder a number of votes equal to the number of votes which could be cast in such vote by a holder of the number of shares of Common Stock into which such share of Series A Preferred Stock is convertible (as adjusted pursuant to Section 8) on the record date for such vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregation of all shares of Common Stock into which shares of Series A Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

          (b) Fundamental Change Not to be Taken Without Vote of Holders of Series A Preferred Stock. So long as 100% of the shares of Series A Preferred Stock issued under the Securities Purchase Agreement are outstanding, the Corporation may not take any of the actions (each, a "Fundamental Change") set forth below without first obtaining the approval of the holders of 66-2/3% of the outstanding shares of Series A Preferred Stock (the "66-2/3% Holders"):

               (i) sell all or substantially all of the assets of the Corporation or undertake a merger or consolidation transaction in which the stockholders of the Corporation immediately prior to the transaction possess less than 50% of the Voting Securities of the surviving entity immediately after the transaction;

               (ii) effect a reclassification or recapitalization of the issued and outstanding capital stock of the Corporation; or

               (iii) file a petition in bankruptcy or for reorganization or for an arrangement or any composition, readjustment, liquidation, dissolution or similar relief pursuant to the Federal Bankruptcy Code of 1978, as amended, or under any similar present or future federal law or the law of any other jurisdiction or consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Corporation or any Subsidiary or for all or any substantial part of its respective property, or an assignment for the benefit of the Corporation's or any of its Subsidiaries' creditors, or an admission in writing the Corporation's or its Subsidiaries' inability to pay its debts generally as they become due, or take any corporate action, as the case may be, in furtherance of any of the foregoing.

          (c) Actions Not to be Taken Without Vote of Holders of Series A Preferred Stock. The affirmative vote of the 66-2/3% Holders shall be necessary to (i) authorize, increase the authorized number of shares of, or issue (including on conversion or exchange of any convertible or exchangeable securities or by reclassification) any shares of any class or classes or series within a class of the Corporation's capital stock ranking prior to (either as to dividends or upon voluntary or involuntary liquidation, dissolution or winding up), or pari passu with, the Series A Preferred Stock (other than as contemplated herein); (ii) increase the authorized number of shares of, or issue (including on conversion or exchange of any convertible or exchangeable securities or by reclassification) any shares of, Series A Preferred Stock other than upon the conversion of the Notes or as required by the proviso to Section 2(a) hereof; or (iii) authorize, adopt or approve an amendment to the Certificate of Incorporation or this Certificate of Designation which would increase or decrease the par value of the shares of Series A Preferred Stock, or alter or change the powers, preferences or special rights of the Series A Preferred Stock.

          (d) Exercise of Voting Rights. (i) The foregoing rights of holders of shares of Series A Preferred Stock to take any actions as provided in this Section 3 may be exercised at any annual meeting of stockholders or at a special meeting of stockholders held for such purpose as hereinafter provided or at any adjournment thereof.

          So long as such right to vote continues, the Chairman of the Board of the Corporation may call, and if the holders of Series A Preferred Stock are to vote separately as a single class, upon the written request of holders of record of 51% of the outstanding shares of Series A Preferred Stock, addressed to the Secretary of the Corporation, at the principal office of the Corporation, the Chairman of the Board of the Corporation shall call, a special meeting of the holders of shares of Series A Preferred Stock entitled to vote as provided herein. The Corporation shall use its best efforts to hold such meeting within 60, but in any event not later than 90, days after delivery of such request to the Secretary, at the place and upon the notice provided by law and in the By-Laws of the Corporation for the holding of meetings of stockholders; provided that the Corporation shall not be required to call such a special meeting if such request is received fewer than 90 days before the date fixed for the next ensuing annual meeting of stockholders of the Corporation, at which meeting such newly created directorships shall be filled by the holders of the Series A Preferred Stock; and provided, further, however, that if it is necessary for the Corporation to solicit proxies for use at such special meeting, the Corporation's obligation to conduct such special meeting shall be delayed for such period of time as is necessary for the Corporation to prepare and file a proxy statement and to obtain the Commission's clearance of such proxy statement.

               (ii) At each meeting of stockholders at which the holders of shares of Series A Preferred Stock shall have the right, voting separately as a single class, to take any action, the presence in person or by proxy of the holders of record of one-half of the total number of shares of Series A Preferred Stock then outstanding and entitled to vote on the matter shall be necessary and sufficient to constitute a quorum. At any such meeting or at any adjournment thereof, in the absence of a quorum of the holders of shares of Series A Preferred Stock, a majority of the holders of such shares present in person or by proxy shall have the power to adjourn the meeting as to the actions to be taken by the holders of shares of Series A Preferred Stock from time to time and place to place without notice other than announcement at the meeting until a quorum shall be present.

               (iii) For the taking of any action as provided in paragraphs
(b) and (c) of this Section 3 by the holders of shares of Series A Preferred Stock, each such holder shall have one vote for each share of such stock standing in his name on the transfer books of the Corporation as of any record date fixed for such purpose or, if no such date be fixed, at the close of business on the Business Day (as defined in Section 11) next preceding the day on which notice is given, or if notice is waived, at the close of business on the Business Day next preceding the day on which the meeting is held.

          Section 4. Certain Restrictions.

          (a) Dividends or Distributions. Whenever (i) any dividend payable on the Series A Preferred Stock pursuant to Section 2(a) or 2(d) shall not have been paid in full, whether in cash or in kind; (ii) a Default or an Event of Default under Section 8.1(f) of the Securities Purchase Agreement shall have occurred and be continuing for 30 days following the date notice of such event is required to be given; (iii) the Corporation shall have failed to redeem in full the shares of Series A Preferred Stock pursuant to
Section 5(a), whether or not by reason of the absence of legally available funds therefor; or (iv) a Cross-Default or Fundamental Change shall have occurred and be continuing, the Corporation shall not declare or pay dividends, or make any other distributions, on any shares of Parity Stock or Junior Stock, except for dividends or distributions payable in Junior Stock pursuant to Section 2(c).

          (b) Redemption and Purchase of Capital Stock. Whenever dividends on the Series A Preferred Stock shall not have been paid in full, whether in cash or in kind, or any of the events set forth in clauses (ii) through
(iv) of clause (a) of this Section 4 shall have occurred and be continuing, the Corporation shall not: (A) redeem, purchase or otherwise acquire for consideration any shares of Parity Stock or Junior Stock; provided, however, that the Corporation may (1) at any time redeem, purchase or otherwise acquire shares of Parity Stock in exchange for any shares of Junior Stock, (2) accept shares of any Parity Stock or Junior Stock for conversion into shares of Junior Stock, (3) at any time redeem, purchase or otherwise acquire shares of any Parity Stock pursuant to any mandatory redemption, put, sinking fund or other similar obligation, pro rata with the Series A Preferred Stock in proportion to the total amount then required to be applied by it to redeem, repurchase or otherwise acquire shares of Series A Preferred Stock and shares of such Parity Stock, and (4) pay cash in lieu of issuing fractional shares of Common Stock; or (B) redeem, purchase or otherwise acquire for consideration any shares of Series A Preferred Stock; provided, however, that the Corporation may (1) accept shares of Series A Preferred Stock surrendered for conversion into shares of capital stock of the Corporation pursuant to Section 8, (2) elect to redeem all outstanding shares of Series A Preferred Stock pursuant to
Section 5(a) or (3) redeem shares of Series A Preferred Stock pro rata pursuant to Section 5(a).

          (c) Redeemable Common Stock. So long as at least 25% of the shares of Series A Preferred Stock issued pursuant to the Securities Purchase Agreement remain outstanding, the Corporation shall not, and shall not permit any Subsidiaries of the Corporation to, purchase, redeem or retire for value any shares of Redeemable Common Stock.

          (d) Purchase of Capital Stock. The Corporation shall not permit any Subsidiaries of the Corporation to purchase or otherwise acquire for consideration any shares of capital stock of the Corporation unless the Corporation could, pursuant to paragraph (b) of this Section 4, purchase such shares at such time and in such manner.

          Section 5. Redemption; Change of Control.

          (a) Mandatory Redemption. On July 26, 2005 (such date, the "Mandatory Redemption Date"), the Corporation shall redeem, out of funds legally available therefor, all outstanding shares of Series A Preferred Stock, by paying therefor the Liquidation Preference in cash (the "Redemption Price"). If the funds of the Corporation legally available for redemption of shares of Series A Preferred Stock on the Mandatory Redemption Date are insufficient to redeem the total number of shares to be redeemed on such date, those funds which are legally available will be used to redeem the maximum possible number of such shares ratably among the holders of such shares to be redeemed based upon the number of shares of Series A Preferred Stock held by each such holder. The shares of the Series A Preferred Stock not redeemed shall remain outstanding and entitled to all the rights and preferences provided in this Certificate of Designation at any time. Thereafter, when additional funds of the Corporation are legally available for the redemption of shares of the Series A Preferred Stock, such funds shall immediately be used to redeem the balance of the shares of Series A Preferred Stock that the Corporation has become obliged to redeem on the Mandatory Redemption Date but which the Corporation has not redeemed.

          (b) Optional Redemption. The Corporation shall have the right, at its sole option and election made in accordance with clause (d) below, to redeem the Series A Preferred Stock, in an amount not less than one-third of the amount of Series A Preferred Stock issued pursuant to the Securities Purchase Agreement, for an amount equal to the Redemption Price; provided, however, that, subject to the final paragraph of this clause (b), (A) the Corporation shall not be permitted to redeem any shares of Series A Preferred Stock on or prior to June 30, 2001 unless the Current Market Price per share of the Common Stock is equal to or greater than the Conversion Price multiplied by 225% for at least 45 consecutive Trading Days immediately preceding the date of the Redemption Notice (as defined in clause (d) below) and (B) the Corporation shall not be permitted to redeem any shares of Series A Preferred Stock any time after June 30, 2001 unless the Current Market Price per share of the Common Stock is equal to or greater than the Conversion Price multiplied by 225% for at least 30 consecutive Trading Days immediately preceding the date of the Redemption Notice; and provided, further, that (i) the Company shall have given the notice required by Section 2.2(c) of the Registration Rights Agreement and
(ii) a registration statement providing for the resale of the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock and upon the exercise of the Warrants (collectively, the "Conversion Shares") held by persons who become Requesting Holders (as defined by the Registration Rights Agreement) and fulfill their respective obligations pursuant to Section 2.7 of the Registration Rights Agreement shall have been declared effective by the Commission; provided, however, that such registration statement shall not be deemed to have been effected (x) if after it has become effective, such registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason other than an act or omission of the holders of such Conversion Shares and has not thereafter become effective, or (y) if the conditions to closing specified in the underwriting agreement, if any, entered into in connection with such registration are not satisfied or waived, other than by reason of a failure on the part of the holders of such Conversion Shares. The provisions of the Registration Rights Agreement shall apply in connection with the registration of the Conversion Shares required by this Section 5(b) to the extent not inconsistent herewith, except that Section 2.6 of the Registration Rights Agreement shall in no event apply to such Registration Statement.

          In the event that at any time a Change of Control has occurred prior to the delivery of a Redemption Notice pursuant to this Section 5(b), the Redemption Price of each share of Series A Preferred Stock until the expiration of the 90-day period referred to in clause (e) of this Section 5 shall equal the Change of Control Price (as defined in clause (c) below).

          (c) Change of Control. In the event that there occurs a Change of Control, any record holder of Series A Preferred Stock, in accordance with the procedures set forth in clause (e) of this Section 5, may require the Corporation to redeem any or all of the Series A Preferred Stock held by such holder for an amount ("Change of Control Price") equal to the greater of (i) 150% of the Face Value of the Preferred Stock, plus any accrued and unpaid dividends or (ii) the form and amount of consideration that such holder would have received had such holder converted such Series A Preferred Stock into Common Stock prior to the Change of Control.

          (d) Notice of Redemption. Notice of any redemption of shares of Series A Preferred Stock pursuant to clauses (a) and (b) of this Section 5 shall be mailed, first class postage prepaid, to each holder of shares of Series A Preferred Stock to be redeemed, at such holder's address as it appears on the transfer books of the Corporation, notifying such holder of the redemption to be effected, specifying (i) the number of shares to be redeemed from such holder, (ii) the redemption date, (iii) the Redemption Price and (iv) the place at which payment may be obtained; and calling upon such holder to surrender to the Corporation, in the manner and at the place designated, such holder's certificate or certificates representing the shares to be redeemed (the "Redemption Notice"). Each Redemption Notice shall be mailed not less than 20 and not more than 30 days prior to the proposed redemption date. In order to facilitate the redemption of shares of Series A Preferred Stock, the Board of Directors may fix a record date for the determination of shares of Series A Preferred Stock to be redeemed.

          (e) Notice of Change of Control. Promptly following a Change of Control (but in no event more than five Business Days thereafter), notice of such Change of Control shall be mailed, first class postage prepaid, to each holder of Series A Preferred Stock, at such holder's address as it appears on the transfer books of the Corporation, notifying such holder of such Change of Control, setting forth each holder's right to require the Corporation to redeem any or all Series A Preferred Stock held by it. The Corporation shall thereafter during a period of 90 days from the date of such notice (or the date the Corporation was required to give such notice) redeem any Series A Preferred Stock, in whole or in part, at the option of the holder, upon at least five days' written notice to the Corporation by such holder, specifying (i) the Face Value of Series A Preferred Stock to be redeemed and (ii) the redemption date; provided, however, if payment of the Change of Control Price is restricted by the terms of any instrument or agreement to which any of the Corporation's Senior Indebtedness was created or incurred, such 90-day period shall not commence until the date on which payment of the Change of Control Price is no longer so restricted.

          (f) Payment of Redemption Price or Change of Control Price. On the date of any redemption being made pursuant to this Section 5 which is specified in a notice given pursuant to paragraph (d) or (e) of this
Section 5, the Corporation shall wire transfer to such holder the Redemption Price or Change of Control Price, as the case may be, for the shares of Series A Preferred Stock so redeemed. If the funds of the Corporation legally available for redemption of shares of Series A Preferred Stock on any such Redemption Date are insufficient to redeem the total number of shares to be redeemed on such date, those funds which are legally available will be used to redeem the maximum possible number of such shares ratably among the holders of such shares to be redeemed based upon the number of shares of Series A Preferred Stock held by such holder. The shares of the Series A Preferred Stock not redeemed on any such Redemption Date because of the insufficiency of legally available funds shall remain outstanding and be entitled to all the rights and preferences provided in this Certificate of Designation at any time and shall be redeemed on the earliest date upon which such funds are available.

          Section 6. Status of Converted or Redeemed Stock.

          (a) Status of Converted or Redeemed Stock. Any shares of Series A Preferred Stock converted, redeemed, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares of Series A Preferred Stock shall upon their cancellation, and upon the filing of any document required by the DGCL, become authorized but unissued shares of Preferred Stock, $.01 par value, of the Corporation and may be reissued as part of another series of Preferred Stock, $.01 par value, of the Corporation, subject to the conditions or restrictions on issuance set forth in Section 3(b) and (c) or elsewhere herein.

          Section 7. Liquidation, Dissolution or Winding Up.

          (a) (i) If the Corporation shall (A) commence a voluntary case under the Federal bankruptcy laws or any other applicable Federal or state bankruptcy, insolvency or similar law, or (B) consent to the entry of an order for relief in an involuntary case under such law or to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation, or of any substantial part of its property, or (C) make an assignment for the benefit of its creditors, or (D) admit in writing its inability to pay its debts generally as they become due, or (ii)(x) if a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the Federal bankruptcy laws or any other applicable Federal or state bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and (y) any such decree or order shall be unstayed and in effect for a period of 60 consecutive days and on account of any such event the Corporation shall liquidate, dissolve or wind up, or (iii) if the Corporation shall otherwise liquidate, dissolve or wind up, after payment or provision for the payment for the debts and other liabilities of the Corporation, no distribution shall be made to the holders of shares of Junior Stock or Parity Stock unless, prior thereto, the holders of shares of Series A Preferred Stock, subject to Section 8, shall have received the Liquidation Preference (as defined in Section 11) with respect to each share held by holders of the Series A Preferred Stock.

          (b) Neither the consolidation, merger or other business combination of the Corporation with or into any other Person or Persons nor the sale of all or substantially all the assets of the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation for purposes of this Section 7.

          (c) Whenever the distribution provided for in this Section 7 shall be payable in securities or property other than cash, the value of such distribution shall be the Fair Market Value.

          Section 8. Conversion.

          (a) Right to Convert. Subject to the provisions for adjustment hereinafter set forth, each share of Series A Preferred Stock shall be convertible into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Face Value by the Conversion Price (as defined in Section 11) at the option of the holder at any time after the Issue Date and prior to the close of business on the day prior to the Redemption Date.

          (b) Mechanics of Conversion. Any conversion by the holders of the Series A Preferred Stock shall be in an aggregate amount with a Face Value equal to at least $100,000 or all shares of Series A Preferred Stock of such holder. Conversion of the Series A Preferred Stock may be effected by any such holder upon the surrender to the Corporation at the principal office of the Corporation in the State of Tennessee or at the office of any agent or agents of the Corporation, as may be designated by the Board of Directors of the Corporation (the "Transfer Agent"), of the certificate(s) for such Series A Preferred Stock to be converted, accompanied by a written notice stating that such holder elects to convert all or a specified whole number of such shares in accordance with the provisions of this Section 8 and specifying the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. In case any holder's notice shall specify a name or names other than that of such holder, such notice shall be accompanied by payment of all transfer taxes payable upon the issuance of shares of Common Stock in such name or names and upon receipt of the opinion referred to in Section 13.12 of the Securities Purchase Agreement. Other than such taxes, the Corporation will pay any and all issue and other taxes (other than taxes based on income) that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of Series A Preferred Stock pursuant hereto. As promptly as practicable, and in any event within five Business Days after the surrender of such certificate or certificates and the receipt of such notice relating thereto and, if applicable, payment of all transfer taxes (or the demonstration to the satisfaction of the Corporation that such taxes have been paid), the Corporation shall deliver or cause to be delivered (i) certificates representing the number of validly issued, fully paid and nonassessable full shares of Common Stock, to which the holder of shares of Series A Preferred Stock being converted shall be entitled and
(ii) if less than the full number of shares of Series A Preferred Stock evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by such surrendered certificate or certificates less the number of shares being converted. Such conversion shall be deemed to have been made at the close of business on the date of giving such notice so that the rights of the holder thereof as to the shares being converted shall cease except for the rights pursuant to Section 8(c) to receive shares of Common Stock, in accordance herewith, and the person entitled to receive the shares of Common Stock shall be treated for all purposes as having become the record holder of such shares of Common Stock at such time.

          In case any shares of Series A Preferred Stock are to be redeemed pursuant to Section 5, such right of conversion shall cease and terminate as to the shares of Series A Preferred Stock to be redeemed at the close of business on the Business Day preceding the date fixed for redemption unless the Corporation shall default in the payment of the Redemption Price or the Change of Control Price, as the case may be.

          (c) Fractional Shares. In connection with the conversion of any shares of Series A Preferred Stock into Common Stock, no fractions of shares of Common Stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price per share of Common Stock on the Trading Day on which such shares of Series A Preferred Stock are deemed to have been converted. If more than one share of Series A Preferred Stock shall be surrendered for conversion by the same holder at the same time, the number of full shares of Common Stock issuable on conversion thereof shall be computed on the basis of the total number of shares of Series A Preferred Stock so surrendered. Promptly upon conversion, the Corporation shall pay to the holder of shares of Series A Preferred Stock so converted out of funds legally available, an amount equal to any accrued and unpaid dividends on the shares of Series A Preferred Stock surrendered for conversion to the date of such conversion, together with cash in lieu of any fractional interest of such holder.

          (d) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available for issuance upon the conversion of the Series A Preferred Stock, free from any preemptive rights, such number of its authorized but unissued shares of Common Stock as will from time to time be sufficient to permit the conversion of all outstanding shares of Series A Preferred Stock issued or issuable pursuant to the Securities Purchase Agreement into Common Stock, and shall take all actions required to increase the authorized number of shares of Common Stock if necessary to permit the conversion of all outstanding shares of Series A Preferred Stock.

          (e) Initial Conversion Price. (i) Subject to Sections 8(e)(ii) and (e)(iii), the initial Conversion Price shall equal the lower of (A) $9.45 per share or (B) the Current Market Price of the Common Stock during the 30 consecutive Trading Days prior to the Stockholders Meeting (as defined in the Securities Purchase Agreement); provided that, the Conversion Price shall in no event be less than $5.50 per share (the "Initial Conversion Price") (subject to adjustment from time to time as provided in this section).

               (ii) In the event the Corporation shall not have duly called and convened a Stockholders Meeting (as defined in the Securities Purchase Agreement) to consider and vote upon the Stock Issuance (as defined in the Securities Purchase Agreement) within one year from the Closing Date, the Initial Conversion Price shall equal the lower of (A) $9.45 per share or
(B) the Current Market Price of the Common Stock during the 30 consecutive Trading Days immediately prior to January 26, 2000; provided, that the Initial Conversion Price shall in no event be less than $5.50 per share (subject to adjustment from time to time as provided in this section).

               (iii) Notwithstanding any other provisions in this Section 8(e), at any time prior to the Stockholder Approval Date (as defined in the Securities Purchase Agreement) the Initial Conversion Price shall in no event be less than the price at which the maximum number of shares of Common Stock issued or issuable upon conversion of the Series A Preferred Stock, together with shares of Common Stock issued or issuable upon exercise of the Warrants, would exceed the greater of (i) 711,241 shares (19.9% of the outstanding shares of Common Stock of the Corporation as of the Closing Date) and (ii) 19.9% of the outstanding shares of Common Stock of the Corporation, provided, however, that if the Conversion Price is greater than the price that would be in effect but for this sentence and, subsequently, the Company shall have obtained the Stockholder Approval, the Initial Conversion Price shall be retroactively recalculated as of the Stockholder Approval Date in accordance with paragraph (e)(i) above.

          (f) Adjustment to Conversion Price for Stock Dividends and for Combinations or Subdivisions of Common Stock. (i) In case the Corporation shall at any time or from time to time after the Closing Date (A) pay a dividend, or make a distribution, on the Outstanding shares of Common Stock in shares of Common Stock, (B) subdivide the Outstanding shares of Common Stock, (C) combine the Outstanding shares of Common Stock into a smaller number of shares or (D) issue by reclassification of the shares of Common Stock any shares of capital stock of the Corporation, then, and in each such case, the Conversion Price in effect immediately prior to such event or the record date therefor, whichever is earlier, shall be adjusted so that the holder of any shares of Series A Preferred Stock thereafter surrendered for conversion into Common Stock shall be entitled to receive the number of shares of Common Stock or other securities of the Corporation which such holder would have owned or have been entitled to receive after the happening of any of the events described above, had such shares of Series A Preferred Stock been surrendered for conversion immediately prior to the happening of such event or the record date therefor, whichever is earlier. An adjustment made pursuant to this clause (i) shall become effective (x) in the case of any such dividend or distribution, immediately after the close of business on the record date for the determination of holders of shares of Common Stock entitled to receive such dividend or distribution, or (y) in the case of such subdivision, reclassification or combination, at the close of business on the day upon which such corporate action becomes effective. No adjustment shall be made pursuant to this clause (i) in connection with any transaction to which paragraph (h) applies.

               (ii) In case the Corporation shall issue shares of Common Stock (or rights, warrants or other securities convertible into or exchangeable for shares of Common Stock) (collectively, "Additional Shares") after the Closing Date at a price per share (or having a conversion price per share) less than the greater of (A) the Current Market Price per share of Common Stock for the period of 20 Trading Days preceding the earlier of the issuance or the public announcement of the issuance of such shares of Common Stock and (B) the Conversion Price as of the date of issuance of such shares (or, in the case of convertible or exchangeable securities, less than the Conversion Price as of the date of issuance of the rights, warrants or other securities in respect of which shares of Common Stock were issued), then, and in each such case, the Conversion Price shall be reduced so that the holder of each share of Series A Preferred Stock shall be entitled to receive, upon the conversion thereof into Common Stock, the number of shares of Common Stock determined by multiplying (A) the Conversion Price in effect on the day immediately prior to such date by (B) a fraction, the numerator of which shall be the sum of
(1) the number of shares of Common Stock Outstanding immediately prior to such sale or issue multiplied by the greater of (a) the then applicable Conversion Price per share and (b) the Current Market Price per share of Common Stock for the period of 20 Trading Days preceding the earlier of the issuance or public announcement of the issuance of such Additional Shares of Common Stock (the greater of (a) and (b) above hereinafter referred to as the "Adjustment Price") and (2) the aggregate consideration receivable by the Corporation for the total number of shares of Common Stock so issued (or into of for which the rights, warrants or other convertible securities may convert or be exercisable), and the denominator of which shall be the sum of (x) the total number of shares of Common Stock Outstanding immediately prior to such sale or issue and (y) the number of Additional Shares issued (or into or for which the rights, warrants or convertible securities may be converted or exercised), multiplied by the Adjustment Price. An adjustment made pursuant to this clause (ii) shall be made on the next Business Day following the date on which any such issuance is made and shall be effective retroactively to the close of business on the date of such issuance. For purposes of this clause (ii), the aggregate consideration receivable by the Corporation in connection with the issuance of shares of Common Stock or of rights, warrants or other securities convertible into shares of Common Stock shall be deemed to be equal to the sum of the aggregate offering price (before deduction of underwriting discounts or commissions and expenses payable to third parties) of all such Common Stock, rights, warrants and convertible securities plus the aggregate amount (as determined on the date of issuance), if any, payable upon exercise or conversion of any such rights, warrants and convertible securities into shares of Common Stock. If, subsequent to the date of issuance of such right, warrants or other convertible securities, the exercise or conversion price thereof is reduced, such aggregate amount shall be recalculated and the Conversion Price adjusted retroactively to give effect to such reduction. If Common Stock is sold as a unit with other securities, the aggregate consideration received for such Common Stock shall be deemed to be net of the Fair Market Value of such other securities. The issuance or reissuance of (i) any shares of Common Stock or rights, warrants or other securities convertible into shares of Common Stock (whether treasury shares or newly issued shares) (A) pursuant to a dividend or distribution on, or subdivision, combination or reclassification of, the Outstanding shares of Common Stock requiring an adjustment in the Conversion Price pursuant to clause (i) of this paragraph
(f); (B) pursuant to any restricted stock or stock option plan or program of the Corporation involving the grant of options or rights to acquire Common Stock to directors, officers and employees of the Corporation and its Subsidiaries so long as the granting of such options or rights has been approved by the full Board of Directors or a committee of the Board of Directors on which the director designated by the HCCP Group is a member;
(C) pursuant to any option, warrant, right, or convertible security outstanding as of the Closing Date or the Corporation's Employee Stock
Purchase Plan, as in effect on the date hereof, or (ii) the Series A Preferred Stock, Warrants and any shares of Common Stock issuable upon conversion or exercise thereof shall not be deemed to constitute an issuance of Common Stock or convertible securities by the Corporation to which this clause (ii) applies. Upon the expiration of any unexercised options, warrants or rights to convert any convertible securities for which an adjustment has been made pursuant to this clause (ii), the adjustments shall forthwith be reversed to effect such rate of conversion as would have been in effect at the time of such expiration or termination had such options, warrants or rights or convertible securities, to the extent outstanding immediately prior to such expiration or termination, never been issued. No adjustment shall be made pursuant to this clause (ii) in connection with any transaction to which paragraph (h) applies.

               (iii) In case the Corporation shall at any time or from time to time after the Closing Date declare, order, pay or make a dividend or other distribution (including, without limitation, any distribution of stock or other securities or property or rights or warrants to subscribe for securities of the Corporation or any of its Subsidiaries by way of dividend) on its Common Stock, other than dividends or distributions of shares of Common Stock which are referred to in clause (i) of this paragraph (f), then, and in each such case, the Conversion Price shall be reduced so that the holder of each share of Series A Preferred Stock shall be entitled to receive, upon the conversion thereof, the number of shares of Common Stock determined by multiplying (1) the applicable Conversion Price on the day immediately prior to the record date fixed for the determination of stockholders entitled to receive such dividend or distribution by (2) a fraction, the numerator of which shall be such Current Market Price of the Common Stock for a period of 20 Trading Days preceding such record date less the Fair Market Value (as defined in
Section 11) per share of Common Stock, and the denominator of which shall be such Current Market Price of the Common Stock for a period of 20 Trading Days preceding such record date. No adjustment shall be made pursuant to this clause (iii) in connection with any transaction to which paragraph (h) applies or by reason of the issuance of stock purchase rights under a stockholder rights plan adopted by the Company; provided that the adjustments required by this clause (iii) shall be made if any "flip in" or "flip-over" event shall occur under such stockholder rights plan not triggered by the holder hereof.

               (iv) The term "dividend," as used in this paragraph (f), shall mean a dividend or other distribution upon stock of the Corporation.

               (v) Anything in this paragraph (f) to the contrary notwithstanding, the Corporation shall not be required to give effect to any adjustment in the Conversion Price (x) if such adjustment was previously taken into account in determining the Conversion Price on the Issue Date, (y) if, in connection with any event which would otherwise require an adjustment pursuant to this paragraph (f), the holders of Series A Preferred Stock have received the dividend or distribution to which such holders are entitled under Section 2 hereof or (z) unless and until the net effect of one or more adjustments (each of which shall be carried forward), determined as above provided, shall have resulted in a change of the Conversion Price such that the number of shares of Common Stock receivable upon conversion of each share of Series A Preferred Stock would differ by at least one one-hundredth of one share of Common Stock, and when the cumulative net effect of more than one adjustment so determined shall be to change the Conversion Price by at least one one-hundredth of one share of Common Stock, such change in Conversion Price shall thereupon be given effect.

               (vi) The certificate of any firm of independent public accountants of recognized national standing selected by the Board of Directors of the Corporation (which may be the firm of independent public accountants regularly employed by the Corporation) shall be presumptively correct for any computation made under this paragraph (f).

               (vii) If the Corporation shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to stockholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in the number of shares of Common Stock issuable upon exercise of the right of conversion granted by this paragraph (f) or in the Conversion Price then in effect shall be required by reason of the taking of such record.

               (viii) If any event occurs as to which the provisions of this Section 8(f) are not strictly applicable or if strictly applicable would not fairly protect the rights of the holders of the Series A Preferred Stock in accordance with the essential intent and principles of such provisions, the Board of Directors shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles, so as to protect such rights of the holders of the Series A Preferred Stock.

          (g) Adjustment to Conversion Price for Changes in Current Market Price. (i) Except with respect to the shares of Series A Preferred Stock which have been converted or redeemed prior to June 30, 2001, if (A) the Initial Conversion Price exceeds $8.00 per share and (B) during the period beginning on the earlier of (x) June 30, 2000 and (y) the date twelve months after the Stockholders Meeting and ending on June 30, 2001, the Current Market Price of Common Stock per share does not exceed 225% of the Initial Conversion Price for 45 consecutive Trading Days, the Conversion Price shall be reduced to $8.00 (subject to adjustment for the events set forth in paragraph (f) above).

               (ii) Except with respect to the shares of Series A Preferred Stock which have been converted or redeemed prior to June 30, 2001, if (A) the Initial Conversion Price exceeds $8.00 per share and (B) during the period beginning on the earlier of (x) June 30, 2000 and (y) the date twelve months after the Stockholders Meeting and ending on June 30, 2001, the Current Market Price of Common Stock per share is more than 225% but less than 250% of the Initial Conversion Price for 45 consecutive Trading Days, the Conversion Price shall be reduced to an amount equal to the product of the Initial Conversion Price multiplied by a quotient, the numerator of which shall equal the sum of (x) the Initial Conversion Price and (y) $8.00 and the denominator of which shall be 2 (subject to adjustment for the events set forth in paragraph (f) above).

          (h) Adjustment to Conversion Price for Reclassification and Reorganization. In the case of any consolidation or merger of the Corporation with or into another corporation, or in case of any sale or conveyance to another corporation of all or substantially all of the assets or property of the Corporation (each of the foregoing being referred to as a "Transaction") occurring in each case at any time, each share of Series A Preferred Stock then outstanding shall thereafter be convertible into, in lieu of the Common Stock issuable upon such conversion prior to consummation of such Transaction, the kind and amount of shares of stock and other securities and property receivable (including cash) upon the consummation of such Transaction by a holder of that number of shares of Common Stock into which one share of Series A Preferred Stock was convertible immediately prior to such Transaction. In case securities or property other than Common Stock shall be issuable or deliverable upon conversion as aforesaid, then all references in this Section 8 shall be deemed to apply, so far as appropriate and nearly as may be, to such other securities or property.

            (i) Notice of Record Date. In case at any time or from time to time (i) the Corporation shall pay any stock dividend or make any other non-cash distribution to the holders of its Common Stock, or offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or any other right, or (ii) there shall be any capital reorganization or reclassification of the Common Stock of the Corporation or consolidation or merger of the Corporation with or into another corporation, or any sale or conveyance to another corporation of the property of the Corporation as an entirety or substantially as an entirety, or (iii) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Corporation, then, in any one or more of said cases the Corporation shall give at least 20 days' prior written notice (the time of mailing of such notice shall be deemed to be the time of giving thereof) to the registered holders of the Series A Preferred Stock at the addresses of each as shown on the books of the Corporation maintained by the Transfer Agent thereof of the date on which (A) a record shall be taken for such stock dividend, distribution or subscription rights or (B) such reorganization, reclassification, consolidation, merger, sale or conveyance, dissolution, liquidation or winding up shall take place, as the case may be; provided that, in the case of any Transaction to which paragraph (h) applies the Corporation shall give at least 30 days' prior written notice as aforesaid. Such notice shall also specify the date as of which the holders of the Common Stock of record shall participate in said dividend, distribution or subscription rights or shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale or conveyance or participate in such dissolution, liquidation or winding up, as the case may be. Failure to give such notice shall not invalidate any action so taken.

          Section 9. Reports as to Adjustments.

          Upon any adjustment of the Conversion Ratio then in effect and any increase or decrease in the number of shares of Common Stock issuable upon the operation of the conversion provisions set forth in Section 8, then, and in each such case, the Corporation shall promptly deliver to the Transfer Agent of the Series A Preferred Stock and Common Stock, a certificate signed by the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Corporation, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the Conversion Ratio then in effect following such adjustment and the increased or decreased number of shares issuable upon the conversion granted by Section 8, and shall set forth in reasonable detail the method of calculation of each and a brief statement of the facts requiring such adjustment. Where appropriate, such notice to holders of the Series A Preferred Stock may be given in advance and included as part of the notice required under the provisions of Section 8(i).

          Section 10. Certain Covenants.

          Any registered holder of Series A Preferred Stock may proceed to protect and enforce its rights and the rights of such holders by any available remedy by proceeding at law or in equity to protect and enforce any such rights, whether for the specific enforcement of any provision in this Certificate of Designation or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

          Section 11. Definitions.

          For the purpose of this Certificate of Designation of Series A Convertible Preferred Stock, the following terms shall have the meanings indicated:

          "Adjustment Period" shall mean the period of five consecutive Trading Days preceding the date as of which the Fair Market Value of a security is to be determined.

          "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

          "Beneficially Own" or "Beneficial Owners" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

          "Board of Directors" shall mean the board of directors of the Corporation.

          "Business Day" shall mean any day other than a Saturday, Sunday, or a day on which banking institutions in the States of New York or Tennessee are authorized or obligated by law or executive order to close.

          "Capitalized Lease" shall mean, with respect to any person, any lease or any other agreement for the use of property which, in accordance with generally accepted accounting principles, should be capitalized on the lessee's or user's balance sheet.

          "Capitalized Lease Obligation" of any person shall mean and include, as of any date as of which the amount thereof is to be determined, the amount of the liability capitalized or disclosed (or which should be disclosed) in a balance sheet of such person in respect of a Capitalized Lease of such person.

          "Change of Control" shall mean:

          (a) a "person" or "Group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becoming, in a transaction or series of related transactions, the Beneficial Owner of Voting Securities entitled to exercise 50% or more of the total voting power of all outstanding Voting Securities of the Corporation (including any Voting Securities that are not then outstanding of which such person or Group is deemed the Beneficial Owner) (the "Control Party"); or

          (b) the acquisition of Beneficial Ownership of 20 percent or more of the number of Voting Securities of the Corporation by any Person or Group, together with contractual rights, which would enable such Person or Group to prevent a merger, consolidation or sale of all or substantially all of the assets or other sale of the Corporation; or

          (c) individuals who at the beginning of any period of two consecutive calendar years constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the Corporation's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then still in office who either were members of the Board of Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office; or

          (d) sale of all or substantially all of the assets of the Corporation.

          "Closing Date" shall mean the date on which the closing of the transactions contemplated by the Securities Purchase Agreement occurred.

          "Commission" shall mean the Securities and Exchange Commission.

          "Conversion Price" shall mean the Initial Conversion Price, subject to adjustment as provided in Section 8.

          "Cross-Default"  shall mean (i) the Corporation or any Subsidiary
(x) fails to make any payment in respect of any Indebtedness having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than $1,000,000 when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) and such failure continues after the applicable grace or notice period, if any, specified in the relevant document on the date of such failure; or (y) fails to perform or observe any other condition or covenant, or any other event shall occur or condition exist, under any agreement or instrument relating to any such Indebtedness, and such failure continues after the applicable grace or notice period, if any, specified in the relevant document on the date of such failure if the effect of such failure, event or condition is to cause such Indebtedness to be declared to be due and payable prior to its stated maturity, or collateral in respect thereof to be demanded; or (ii) there occurs under any Swap Contract an early Termination Date (as defined in and provided for in any such Swap Contract that is in the form of an ISDA Master Agreement) or equivalent termination event (as provided in any other Swap Contract) resulting from
(x) any event of default under such Swap Contract as to which the Corporation or any Subsidiary is the Defaulting Party (as defined in such Swap Contract) or (y) any Termination Event (as so defined in such Swap Contract) as to which the Corporation or any Subsidiary is an Affected Party (as so defined in such Swap Contract), and, in either event, the Swap Termination Value owned by the Corporation or such Subsidiary as a result thereof is greater than $1,000,000.

          "Current Market Price," when used with reference to shares of Common Stock or other securities on any date, shall mean the closing sale price per share of Common Stock or such other securities on such date and, when used with reference to shares of Common Stock or other securities for any period shall mean the average of the daily closing sale prices per share of Common Stock or such other securities for such period. The closing price for each day shall be the closing sale price in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or such other system then in use, or, if on any such date the Common Stock or such other securities are not quoted by any such organization, the closing sale price as furnished by a professional market maker making a market in the Common Stock or such other securities selected by the Board of Directors of the Corporation. If the Common Stock is listed or admitted to trading on a national securities exchange, the closing price shall be the closing sale price, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Common Stock or such other securities are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Common Stock or such other securities are listed or admitted to trading. If the Common Stock or such other securities are not publicly held or so listed or publicly traded, "Current Market Price" shall mean the Fair Market Value per share of Common Stock or of such other securities as determined in good faith by the Board of Directors of the Corporation based on an opinion of an independent investment banking firm acceptable to holders of a majority of the shares of Series A Preferred Stock, which opinion may be based on such assumptions as such firm shall deem to be necessary and appropriate.

          "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any successor Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Securities Exchange Act of 1934, as amended, shall include reference to the comparable section, if any, of any such successor Federal statute.

          "Face Value" with respect to the Series A Preferred Stock shall mean $100.00 per share.

          "Fair Market Value" shall mean, as to shares of Common Stock or any other class of capital stock or securities of the Corporation or any other issuer which are publicly traded, the average of the Current Market Prices of such shares of securities for each day of the Adjustment Period. The "Fair Market Value" of any security which is not publicly traded or of any other property shall mean the fair value thereof as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Board of Directors of the Corporation or a committee thereof.

          "HCCP Group" shall mean Health Care Capital Partners L.P., its Affiliates and the general partners of its Affiliates.

          "Guarantee" by any Person shall mean all obligations (other than endorsements in the ordinary course of business of negotiable instruments for deposit or collection) of any Person guaranteeing, or in effect guaranteeing, any Indebtedness, dividend or other obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, all obligations incurred through an agreement, contingent or otherwise, by such Person: (i) to purchase such Indebtedness or obligation or any property or assets constituting security therefor, (ii) to advance or supply funds (x) for the purchase or payment of such Indebtedness or obligation, (y) to maintain working capital or other balance sheet condition or otherwise to advance or make available funds for the purchase or payment of such Indebtedness or obligation, (iii) to lease property or to purchase securities or other property or services primarily for the purpose of assuring the owner of such Indebtedness or obligation of the ability of the primary obligor to make payment of such Indebtedness or obligation, or (iv) otherwise to assure the owner of the Indebtedness or obligation of the primary obligor against loss in respect thereof. For the purposes of any computations made under this Agreement, a Guarantee in respect of any Indebtedness for borrowed money shall be deemed to be Indebtedness equal to the principal amount of the Indebtedness for borrowed money which has been guaranteed, and a Guarantee in respect of any other obligation or liability or any dividend shall be deemed to be Indebtedness equal to the maximum aggregate amount of such obligation, liability or dividend.

          "Indebtedness" shall mean, with respect to any person, (i) all obligations of such person for borrowed money, or with respect to deposits or advances of any kind, (ii) all obligations of such person evidenced by bonds, debentures, notes or similar instruments (other than performance bonds incurred in the normal course of business), (iii) all obligations of such person under conditional sale or other title retention agreements relating to property purchased by such person, (iv) all obligations of such person issued or assumed as the deferred purchase price of property or services (other than accounts payable to suppliers and similar accrued liabilities incurred in the ordinary course of business and paid in a manner consistent with industry practice), (v) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such person whether or not the obligations secured thereby have been assumed, (vi) all Capitalized Lease Obligations of such person, (vii) all Guarantees of such person, (viii) all obligations (including but not limited to reimbursement obligations) relating to the issuance of letters of credit for the account of such person, (ix) all obligations arising out of foreign exchange contracts, and
(x) all Swap Contracts.

          "Initial Conversion Price" shall have the meaning as set forth in
Section 8(e)(i) and (e)(ii) hereof.

          "Issue Date" shall mean the date of issuance of the shares of Series A Preferred Stock upon conversion of the Notes.

          "Junior Stock" shall mean any capital stock of the Corporation ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock.

          "Liquidation Preference" with respect to a share of Series A Preferred Stock shall mean $100.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such share), plus an amount equal to all accrued but unpaid dividends (whether or not declared) on such share.

          ["Outstanding" shall mean, when used with reference to Common Stock, at any date as of which the number of shares thereof is to be determined, fully diluted shares of Common Stock (calculated as prescribed by generally accepted accounting principles), except shares then owned or held by or for the account of the Company or any subsidiary thereof, and shall include all shares (i) issuable in respect of outstanding scrip or any certificates representing fractional interests in shares of Common Stock and (ii) issuable in respect of options or warrants to purchase, or securities convertible into, shares of Common Stock.]

          "Parity  Stock" shall mean any capital  stock of the  Corporation
ranking  on  a  parity  (either  as  to  dividends  or  upon   liquidation,
dissolution or winding up) with the Series A Preferred Stock.

          "Person"   shall   mean  any   individual,   firm,   corporation,
partnership or other entity, and shall include any successor (by merger or otherwise) of such entity.

          "Redeemable   Common   Stock"  shall  have  the  meaning  in  the
Securities Purchase Agreement.

          "Registration Rights Agreement" shall mean the registration rights agreement, dated as of the date hereof, among the Company and the Purchasers.

          "Securities   Purchase   Agreement"  shall  mean  the  securities
purchase agreement, dated as of January 26, 1999, among the Corporation, Health Care Capital Partners L.P. and Health Care Executive Partners L.P.

          "Senior Indebtedness" shall mean and include, as of any date as of which the amount thereof is to be determined, the principal of and premium, if any, and interest due on (a) any Indebtedness arising under the Revolving Credit Agreement (as defined in the Securities Purchase Agreement) and (b) any amendments, renewals, extensions, and refundings of any such Indebtedness.

          "Subsidiary" of any Person means any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person.

          "Swap  Contract"  shall  mean  any  agreement  whether  or not in writing, relating to any transaction that is a rate swap, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap or option, bond, note or bill option, interest rate option, forward foreign exchange transaction, cap, collar or floor transaction, currency swap, cross-currency rate swap, swaption, currency option or any other similar transaction (including any option to enter into any of the foregoing) or any combination of the foregoing, and, unless the context otherwise clearly requires, any master agreement relating to or governing any or all of the foregoing.

          "Swap Termination Value" shall mean, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in subclause
(a) the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined by the Corporation based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts.

          "Trading Day" means a Business Day or, if the Common Stock is listed or admitted to trading on any national securities exchange, a day on which such exchange is open for the transaction of business.

          "Voting Securities" shall mean at any time shares of any class of capital stock of the Corporation which are then entitled to vote generally in the election of directors.

          "Warrants" shall mean the Warrants issued pursuant to the Securities Purchase Agreement and subject to the terms and conditions (including adjustments pursuant to Section 4 thereof) of the Warrant Agreement, dated the date hereof, among the Corporation, Health Care Capital Partners L.P., and Health Care Executive Partners L.P.

          IN WITNESS WHEREOF, the officers named below, acting for and on behalf of America Service Group Inc., have hereunto subscribed their names on this 26th day of January, 1999.

                                    AMERICA SERVICE GROUP INC.


                                    By:
                                       ----------------------------------
                                       Name:   Michael Catalano
                                       Title:  President and Chief
                                               Executive Officer

Attest:

By:
   --------------------------------------
   Name:  Jean L. Byassee
   Title: Senior Vice President,
          General Counsel and Secretary

                                                                    EXHIBIT E



                       REGISTRATION RIGHTS AGREEMENT
                                   among
                        AMERICA SERVICE GROUP INC.,

                     HEALTH CARE CAPITAL PARTNERS L.P.

                                    and

                    Health Care Executive Partners L.P.

                        Dated as of January 26, 1999






          REGISTRATION RIGHTS AGREEMENT, dated as of January 26, 1999 among America Service Group Inc., a Delaware corporation (the "Company"), Health Care Capital Partners L.P. ("HCCP") and Health Care Executive Partners L.P. ("HCEP").

     1. Background. Pursuant to a Securities Purchase Agreement, dated as of January 26, 1999 (the "Purchase Agreement"), among the Company, HCCP and HCEP, HCCP and HCEP have purchased from the Company (a) $15,000,000 aggregate principal amount of the Company's 12% Subordinated Convertible Bridge Notes due January 26, 2000 (the "Notes") with detachable warrants (the "Warrants") to purchase shares of the Company's Common Stock, par value $.01 per share ("Common Stock") and (b) 50,000 shares of the Company's Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"). Subject to the terms and conditions set forth in the Purchase Agreement, the Certificate of Designation of the Series A Preferred Stock (the "Certificate of Designation") and certain related documents, (a) the Notes are convertible into shares of Series A Preferred Stock and (b) the shares of the Series A Preferred Stock are convertible into, and the Warrants are exercisable for, shares of Common Stock. The shares of Common Stock issued or issuable upon (a) the conversion of shares of the Series A Preferred Stock, (b) the conversion of shares of the Series A Preferred Stock issuable upon conversion of the Notes or otherwise issuable in accordance with the Certificate of Designation, or (c) the exercise of the Warrants are collectively referred to herein as the "Investor Registrable Securities." "Registrable Securities" are referred to herein as (i) Investor Registrable Securities owned by HCCP, HCEP, or any of their Affiliates or the Affiliates of the general partner of HCCP or HCEP (the "Investor Group"), (ii) shares of Common Stock acquired by any Person after the date hereof pursuant to rights granted to the Investor Group, and that are transferable by the Investor Group, under the Purchase Agreement, (iii) Investor Registrable Securities acquired by any Person after the date hereof pursuant to rights granted to the Investor Group under the Purchase Agreement and (iv) shares of Common Stock issued or issuable, directly or indirectly, with respect to the Common Stock referenced in clauses (ii) and (iii) above or any Series A Preferred Stock or Investor Registrable Securities owned by the Investor Group, whether acquired on the date hereof or hereafter acquired by way of stock dividend, stock split or combination of shares. The Notes, Series A Preferred Stock and Warrants are referred to herein as the "Convertible Securities."

     2. Registration Under Securities Act, etc.

          2.1. Demand Registrations.

          (a) Request. Subject to Section 2.6 hereof, at any time and from time to time, upon the written request of holders (the "Initiating Holders") of Registrable Securities representing not less than 25% of the Investor Registrable Securities that the Company effect the registration under the Securities Act of all or part of such Initiating Holders' Registrable Securities ("Demand Registration"); provided that in no event shall the Company be obligated to register shares of Common Stock pursuant to such request having a Current Market Value on the date of such request less than $5,000,000, the Company will promptly, and in any event within ten days, give written notice of such requested registration to all registered holders of Registrable Securities, and thereupon the Company will use its best efforts to effect the registration under the Securities Act of

               (i) the Registrable Securities which the Company has been so requested to register by such Initiating Holders, and

               (ii) all other Registrable Securities which the Company has been requested to register by the holders thereof (such holders together with the Initiating Holders are hereinafter referred to as the "Selling Holders") by written request given to the Company within ten days after the giving of such written notice by the Company, all to the extent requisite to permit the disposition of the Registrable Securities so to be registered.

          (b) Registration of Other Securities. Whenever the Company shall effect a registration pursuant to this Section 2.1 in connection with an underwritten offering by one or more Selling Holders of Registrable
Securities, no securities other than Registrable Securities shall be included among the securities covered by such registration unless the Selling Holders of not less than a majority of all Investor Registrable Securities to be covered by such registration shall have consented in writing to the inclusion of such other securities.

          (c) Registration Statement Form. Registrations under this Section
2.1 shall be on such appropriate registration form of the Commission as shall be selected by the Company.

          (d) Effective Registration Statement. A registration requested pursuant to this Section 2.1 shall not be deemed to have been effected (i) unless a registration statement with respect thereto has been declared effective by the Commission, (ii) if after it has become effective, such registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason other than an act or omission of the Selling Holders and has not thereafter become effective, or (iii) if the conditions to closing specified in the underwriting agreement, if any, entered into in connection with such registration are not satisfied or waived, other than by reason of a failure on the part of the Selling Holders.

          (e) Selection of Underwriters. The underwriter or underwriters of each underwritten offering of the Registrable Securities so to be registered shall be selected by the Company; provided, however, that such underwriter shall be reasonably satisfactory to the Selling Holders who hold more than 50% of the Registrable Securities so to be registered.

          (f) Priority in Demand Registrations. If the managing underwriter of any underwritten offering shall advise the Company in writing (with a copy to each Selling Holder of Registrable Securities requesting registration) that, in its opinion, the number of securities requested to be included in such registration exceeds the number which can be sold in such offering within a price range reasonably related to the then current market value of the securities, the Company will include in such registration, to the extent of the number which the Company is so advised can be sold in such offering, Registrable Securities requested to be
included  in  such  registration,   pro  rata  among  the  Selling  Holders
requesting  such  registration  on  the  basis  of  the  percentage  of the
Registrable Securities then held by, or issuable upon exercise or conversion of Convertible Securities then held by, such Selling Holders. In connection with any such registration to which this Section 2.1(f) is applicable, no securities other than Registrable Securities shall be covered by such registration unless the written consent of Selling Holders holding at least a majority of the Investor Registrable Securities included in such registration shall have been obtained.

          (g) Limitations on Demand Registrations. Notwithstanding anything in this Section 2.1 to the contrary, (i) if the Company has issued shares of Series A Preferred Stock having an aggregate Face Value of $14 million or more, the holders of the Registrable Securities shall be limited to a maximum of three Demand Registrations, and (ii) if the Company has issued shares of Series A Preferred Stock having an aggregate Face Value of less than $14 million, the holders of the Registrable Securities shall be limited to a maximum of two Demand Registrations.

          2.2. Piggyback Registrations.

          (a) Right to Include Registrable Securities. If the Company proposes to register any of its securities under the Securities Act by registration on Forms S-1, S-2 or S-3 or any successor or similar form(s) (except registrations on such Forms or similar form(s) solely for registration of securities in connection with an employee benefit plan or dividend reinvestment plan or a merger or consolidation of the Company), whether or not for sale for its own account, it will, subject to Section
2.8 hereof, each such time give prompt written notice to all registered holders of Registrable Securities of its intention to do so and of such holders' rights under this Section 2.2. Upon the written request of any such holder (a "Requesting Holder") made as promptly as practicable and in any event within 20 days after the receipt of any such notice (which request shall specify the Registrable Securities intended to be disposed of by such Requesting Holder), the Company will, subject to Section 2.8 hereof, use its best efforts to effect the registration under the Securities Act of all Registrable Securities which the Company has been so requested to register by the Requesting Holders thereof; provided, however, that if, at any time after giving written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to each Requesting Holder of Registrable Securities and (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from any obligation of the Company to pay the Registration Expenses in connection therewith), without prejudice, however, to the rights of any holder or holders of Registrable Securities entitled to do so to request that such registration be effected as a registration under Section 2.1 and (ii) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities, for the same period as the delay in registering such other securities. No registration effected under this Section 2.2 shall relieve the Company of its obligation to effect any registration upon request under
Section 2.1. The Company will pay all Registration Expenses in connection with registration of Registrable Securities requested pursuant to this
Section 2.2.

          (b) Priority in Piggyback Registrations. If the managing underwriter of any underwritten offering shall inform the Company by letter of its belief that the number or type of Registrable Securities requested to be included in such registration would materially adversely affect such offering, then the Company will include in such registration, to the extent of the number and type which the Company is so advised can be sold in (or during the time of) such offering, (i) first, all securities proposed by the Company to be sold for its own account or which the Company is required to register on behalf of any third party exercising rights similar to those granted in section 2.1(a), (ii) second, such Investor Registrable Securities requested to be included in such registration pro rata among such holders on the basis of the estimated gross proceeds of the securities of such holders requested to be so included, (iii) third, such Registrable Securities and all other securities of the Company requested to be included in such registration by third parties exercising rights similar to those granted in Section 2.2(a) pro rata among such holders on the basis of the estimated gross proceeds of the securities of such holders requested to be so included, and (iv) fourth, any other securities of the Company requested to be included in such registration.

          2.3. Registration Procedures. (a) If and whenever the Company is required to use its best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Section 2.1 and 2.2, the Company will as expeditiously as possible:

               (i) prepare and (as soon as practicable, and in any event within 60 days after (x) receipt by the Company of a request under Section 2.1 or (y) the end of the period within which requests for registration may be given to the Company under
          Section 2.2) file with the Commission the requisite registration statement to effect such registration and thereafter use its best efforts to cause such registration statement to become effective; provided, however, that the Company may discontinue any registration of its securities which are not Registrable Securities (and, under the circumstances specified in Section 2.2(a), its securities which are Registrable Securities) at any time prior to the effective date of the registration statement relating thereto;

               (ii) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement for such period as shall be required for the disposition of all of such Registrable Securities; provided, that such period need not exceed 120 days in the case of registration required by Sections 2.1 or 2.2;

               (iii) furnish to each seller of Registrable Securities covered by such registration statement and the managing underwriter, if any, such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as such seller may reasonably request;

               (iv) use its best efforts (x) to register or qualify all Registrable Securities and other securities covered by such registration statement under such other securities or blue sky laws of such states of the United States of America where an exemption is not available and as the sellers of Registrable Securities covered by such registration statement shall reasonably request, (y) to keep such registration or qualification in effect for so long as such registration statement remains in effect, and (z) to take any other action which may be reasonably necessary or advisable to enable such sellers to consummate the disposition in such jurisdictions of the securities to be sold by such sellers; provided, however, that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this subdivision (iv) be obligated to be so qualified or to consent to general service of process in any such jurisdiction;

               (v) use its best efforts to cause all Registrable Securities covered by such registration statement to be registered with or approved by such other federal or state governmental agencies or authorities as may be necessary in the opinion of counsel to the Company and counsel to the seller or sellers thereof to consummate the disposition of such Registrable Securities;

               (vi) furnish to each seller of Registrable Securities a signed counterpart of

                    (x) an opinion of counsel for the Company, and

                    (y) a "cold comfort"  letter signed by the  independent
               public accountants who have certified the Company's financial statements included or incorporated by reference in such registration statement covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of the accountant's cold comfort letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountant's comfort letters delivered to the underwriters in underwritten public offerings of securities (and dated the dates such opinions and comfort letters are customarily dated);

               (vii)notify each seller of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, in the judgment of the Company, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, in the light of the circumstances under which they were made, and at the request of any such seller promptly prepare and furnish to it a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, in the judgment of the Company, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

               (viii) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, but not more than eighteen months, beginning with the first full calendar month after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder;

               (ix) provide and cause to be maintained a transfer agent and registrar (which, in each case, may be the Company) for all Registrable Securities covered by such registration statement from and after a date not later than the effective date of such registration; and

               (x) use its best efforts to list all Registrable Securities covered by such registration statement on any national securities exchange on which Registrable Securities of the same class and, if applicable, series, covered by such registration statement are then listed.

          (b) The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish the Company such information regarding such seller and the distribution of such securities as the Company may from time to time reasonably request in writing.

          (c) Each holder of Registrable Securities agrees by acquisition of such Registrable Securities that upon receipt of any notice from the Company of the happening of any event of the kind described in subdivision
(vii) of this Section 2.3, such holder will forthwith discontinue such holder's disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until such holder's receipt of the copies of the supplemented or amended prospectus contemplated by subdivision (vii) of this Section 2.3 and, if so directed by the Company, will deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in such holder's possession, of the prospectus relating to such Registrable Securities current at the time of receipt of such notice; provided, however, that any period during which a holder must discontinue disposition of Registrable Securities shall not be included in determining whether such registration has been effective for the period required by Section 2.3(a)(ii).

          2.4. Underwritten Offerings.

          (a) Requested Underwritten Offerings. If requested by the underwriters for any underwritten offering by holders of Registrable Securities pursuant to a registration requested under Section 2.1, the Company will enter into an underwriting agreement with such underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to the Company, each such holder and the underwriters and to contain such representations and warranties by the Company and such other terms as are generally prevailing in agreements of that type, including, without limitation, indemnities to the effect and to the extent provided in Section 2.7. The holders of the Registrable Securities proposed to be distributed by such underwriters will cooperate with the Company in the negotiation of the underwriting agreement and will give consideration to the reasonable suggestions of the Company regarding the form thereof. Any such holder of Registrable Securities shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such holder, such holder's Registrable Securities, such holder's intended method of distribution and any representations required by law.

          (b) Incidental Underwritten Offerings. If the Company proposes to register any of its securities under the Securities Act as contemplated by
Section 2.2 and such securities are to be distributed by or through one or more underwriters, the Company will, subject to Sections 2.1(f), 2.2(b) and
2.8 hereof, if requested by any Requesting Holder of Registrable Securities arrange for such underwriters to include all the Registrable Securities to be offered and sold by such Requesting Holder among the securities of the Company to be distributed by such underwriters. Any such Requesting Holder of Registrable Securities shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Requesting Holder, such Requesting Holder's Registrable Securities and such Requesting Holder's intended method of distribution or any representations required by law.

          (c) Holdback Agreements. If any registration of Registrable Securities shall be in connection with an underwritten public offering, each holder of Registrable Securities agrees not to effect any public sale or distribution, including any sale pursuant to Rule 144 under the Securities Act, of any Registrable Securities, and not to effect any such public sale or distribution of any other equity security of the Company or of any security convertible into or exchangeable or exercisable for any equity security of the Company (in each case, other than as part of such underwritten public offering) for such customary period of time (not exceeding 120 days) as may be reasonably requested by the underwriter of such offering beginning on the effective date of such registration statement (except as part of such registration) provided that each holder of Registrable Securities has received written notice of such registration at least 15 days prior to such effective date.

          If any registration of Registrable Securities shall be in connection with an underwritten public offering, the Company agrees (i) not to effect any public sale or distribution of any of its equity securities or of any security convertible into or exchangeable or exercisable for any equity security of the Company (other than any such sale or distribution of such securities in connection with any merger or consolidation by the Company or any subsidiary of the Company of the capital stock or substantially all the assets of any other person or in connection with an employee stock option or other benefit plan) during the 15 days prior to, and during the 90-day period beginning on, the effective date of such registration statement (except as part of such registration) and (ii) that any agreement entered into after the date of this Agreement pursuant to which the Company issues or agrees to issue any privately placed equity securities shall contain a provision under which holders of such securities agree not to effect any public sale or distribution of any such securities during the period referred to in the foregoing clause (i), including any sale pursuant to Rule 144 under the Securities Act (except as part of such registration, if permitted).

          2.5. Preparation; Reasonable Investigation. In connection with the preparation and filing of each registration statement under the Securities Act pursuant to this Agreement, the Company will give the holders of Registrable Securities registered under such registration statement, their underwriters, if any, and their respective counsel and accountants the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and, to the extent practicable, each amendment thereof or supplement thereto, and give each of them such access to its books and records (to the extent customarily given to underwriters of the Company's securities) and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such holders' and such underwriters' respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act.

          2.6. Company Right to Postpone Registration. The Company shall be entitled to postpone for a reasonable period of time (but not exceeding 120 days and no more than once in any twelve month period) the filing of any registration statement otherwise required to be prepared and filed by it pursuant to this Agreement if the Company determines, in its reasonable judgment, that such registration and offering would interfere with any financing, acquisition, corporate reorganization or other material transaction involving the Company or any of its Affiliates or would require premature disclosure thereof and gives the holders of Registrable Securities requesting registration thereof pursuant to Section 2.1 written notice of such delay within five Business Days of the receipt of a written request from Initiating Holders as contemplated pursuant to Section 2.1(a). If the Company shall so postpone the filing of a registration statement, such holders of Registrable Securities requesting registration thereof pursuant to Section 2.1 shall have the right to withdraw the request for registration by giving written notice to the Company within 30 days after receipt of the notice of postponement and, in the event of such withdrawal, such request shall not be counted for purposes of the requests for registration to which holders of Registrable Securities are entitled pursuant to Section 2.1 hereof.

          2.7. Indemnification.

          (a) Indemnification by the Company. In the event of any registration of any securities of the Company under the Securities Act, the Company will, and hereby does, indemnify and hold harmless, in the case of any registration statement filed pursuant to Section 2.1 or 2.2, each seller of any Registrable Securities covered by such registration statement, its directors, officers, partners, agents and affiliates and each other Person who participates as an underwriter in the offering or sale of such securities and each other Person, if any, who controls such seller or any such underwriter within the meaning of the Securities Act, insofar as losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto (each, a "Registration Document"), or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances in which they were made not misleading, and the Company will reimburse such seller and each such director, officer, partner, agent or affiliate, underwriter and controlling Person for any reasonable legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding; provided, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Document in reliance upon and in conformity with written information furnished to the Company through an instrument executed by or on behalf of such seller or underwriter, as the case may be, specifically stating that it is for use in the preparation thereof, it being agreed that, upon written request of the Company, the Purchasers shall provide to the Company a letter (the "Purchaser Letter") specifying the information in any Registration Document that is based on information furnished to the Company for use in such Registration Document; and provided, further, that the Company shall not be liable to any Person who participates as an underwriter in the offering or sale of Registrable Securities or any other Person, if any, who controls such underwriter within the meaning of the Securities Act, in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of such Person's failure to send or give a copy of the final prospectus, as the same may be then supplemented or amended, to the Person asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such final prospectus so long as such final prospectus, and any amendments or supplements thereto, have been furnished to such underwriter. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such seller or any such director, officer, partner, agent or affiliate or controlling Person and shall survive the transfer of such securities by such seller.

          (b) Indemnification by the Sellers. As a condition to including any Registrable Securities in any registration statement, the Company shall have received an undertaking satisfactory to it from each holder joining in such registration, severally and not jointly, to indemnify and hold harmless and reimburse (in the same manner and to the same extent as set forth in subdivision (a) of this Section 2.7) the Company, and each director of the Company, each officer of the Company and each other Person, if any, who controls the Company within the meaning of the Securities Act, with respect to any statement or alleged statement in or omission or alleged omission from any such Registration Document, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by such seller specifically stating that it is for use in the preparation of thereof, it being agreed that, upon written request of the Company, the Purchasers shall provide to the Company the Purchaser Letter; provided, however, that the liability of such indemnifying party under this Section 2.7(b) shall be limited to the amount of proceeds received by such indemnifying party in the offering giving rise to such liability. Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling Person and shall survive the transfer of such securities by such seller. The Company shall be entitled to receive indemnification from underwriters of any underwritten public offering, to the same extent as provided above with respect to information and with respect to such persons so furnishing such information in any Registration Document.

          (c) Notices of Claims, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding subdivisions of this Section 2.7, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding subdivisions of this Section 2.7, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties is reasonably likely to exist in respect of such claim, the indemnifying party shall be entitled to participate in and, to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties arises in respect of such claim after the assumption of the defense thereof and the indemnified party notifies the indemnifying party of such indemnified party's judgment and the basis therefor. No indemnifying party shall be liable for any settlement of any action or proceeding effected without its written consent, which consent shall not be unreasonably withheld. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.

          (d)  Contribution.  If the  indemnification  provided for in this
Section 2.7 shall for any reason be held by a court to be unavailable to an indemnified party under subparagraph (a) or (b) hereof in respect of any loss, claim, damage or liability, or any action in respect thereof, then, in lieu of the amount paid or payable under subparagraph (a) or (b) hereof, the indemnified party and the indemnifying party under subparagraph (a) or
(b) hereof shall contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating the same), (i) in such proportion as is appropriate to reflect the relative fault of the Company and the prospective sellers of Registrable Securities covered by the registration statement which resulted in such loss, claims, damage or liability, or action in respect thereof, with respect to the statements or omissions which resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations or
(ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as shall be appropriate to reflect the relative benefits received by the Company and such prospective sellers from the offering of the securities covered by such registration statement. No Person guilty of fraudulent misrepresentation (within the meaning of
Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Such prospective sellers' obligations to contribute as provided in this subparagraph (d) are several in proportion to the relative value of their respective Registrable Securities covered by such registration statement and not joint. In addition, no Person shall be obligated to contribute hereunder any amounts in payment for any settlement of any action or claim effected without such Person's consent, which consent shall not be unreasonably withheld.

          (e) Other Indemnification. Indemnification and contribution similar to that specified in the preceding subdivisions of this Section 2.7 (with appropriate modifications) shall be given by the Company and each seller of Registrable Securities with respect to any required registration or other qualification of securities under any federal or state law or regulation of any governmental authority other than the Securities Act.

          (f) Indemnification Payments. The indemnification and contribution required by this Section 2.7 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred; provided, however, that if an indemnified party is adjudged to not be entitled to such payments in a final non-appealable judgement of a federal or state court of competent jurisdiction, it shall promptly return such payments to the indemnifying party.

          2.8. Limitations on Registrations of Registrable Securities. The Company shall not be required to effect any registration of Registrable Securities pursuant to Section 2.1 or 2.2 hereof if it shall deliver to the holder or holders requesting such registration an opinion of counsel (which opinion and counsel shall be reasonably satisfactory to such holder or holders) to the effect that all Registrable Securities held by such holder may be sold in the public market without registration under the Securities Act and any applicable state securities laws.

          2.9. Participation in Underwritten Registrations. Notwithstanding anything in this Agreement to the contrary, no holder of Registrable Securities may participate in any registration of any underwritten public offering hereunder pursuant to Section 2.2 unless such holder of Registrable Securities: (i) agrees to sell its Common Stock on the basis provided in any underwriting arrangements approved by the Company; and (ii) accurately completes in a timely manner and executes all questionnaires, powers of attorney, the Purchaser Letter, underwriting agreements and all other documents customarily required by the registrant or the underwriters, if any, in similar stock offerings.

          2.10. Expenses. The Company will pay the Registration Expenses in connection with any registration requested pursuant to Section 2.1 or 2.2.

     3. Definitions. As used herein, unless the context otherwise requires, the following terms have the following respective meanings:

          "Commission" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Securities Exchange Act of 1934, as amended, shall include a reference to the comparable section, if any, of any such similar Federal statute.

          "Face Value" with respect to the Series A Preferred Stock shall mean $100 per share.

          "Person" means a corporation, an association, a partnership, an organization, a business, an individual, a governmental or political subdivision thereof or a governmental agency.

          "Purchaser Letter" has the meaning set forth in Section 2.7(a).

          "Registration Expenses" means all expenses incident to the Company's performance of or compliance with Section 2, including, without limitation, all registration, filing and fees of the National Association of Securities Dealers, Inc. ("NASD"), all listing fees, all fees and expenses of complying with securities or blue sky laws (including, without limitation, reasonable fees and disbursements of counsel for the underwriters in connection with blue sky qualifications of the Registrable Securities), all word processing, duplicating and printing expenses, messenger and delivery expenses, the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of "cold comfort" letters required by or incident to such performance and compliance, any fees and disbursements of underwriters customarily paid by issuers or sellers of securities and the reasonable fees and expenses of one counsel to the Selling Holders (selected by Selling Holders representing at least 50% of the Investor Registrable Securities covered by such registration); provided, however, that Registration Expenses shall exclude, and the sellers of the Registrable Securities being registered shall pay, underwriters' fees and underwriting discounts and commissions, expenses incurred in connection with promotional efforts or "roadshows" and transfer taxes in respect of the Registrable Securities being registered.

          "Registrable Securities" has the meaning set forth in Section 1 hereof. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (a) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (b) they shall have been sold as permitted by, and in compliance with, Rule 144 (or successor provision) promulgated under the Securities Act, (c) they shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer under the Securities Act shall have been delivered by the Company and subsequent public distribution of them shall not require registration of them under the Securities Act, or (d) they shall have ceased to be outstanding.

          "Securities Act" means the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. References to a particular section of the Securities Act of 1933 shall include a reference to the comparable section, if any, of any such similar federal statute.

          "Selling   Holders"   has  the   meaning  set  forth  in  Section
2.1(a)(ii).

     4. Rule 144. The Company shall take all actions reasonably necessary to enable holders of Registrable Securities to sell such securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the Commission including, without limiting the generality of the foregoing, using its best efforts to file on a timely basis all reports required to be filed by the Exchange Act. Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with such requirements.

     5. Amendments and Waivers. This Agreement may be amended with the consent of the Company and HCCP or its successors and assigns. The Company may not take any action herein prohibited, or omit to perform any act herein required to be performed by it, unless the Company has obtained the written consent to such amendment, action or omission to act, of the beneficial owner or owners of at least 66-2/3% of the Investor Registrable Securities. Each beneficial owner of any Registrable Securities at the time or thereafter outstanding shall be bound by any consent authorized by this
Section 5, whether or not such Registrable Securities shall have been marked to indicate such consent.

     6. Nominees for Beneficial Owners. In the event that any Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election in writing delivered to the Company, be treated as the holder of such Registrable Securities for purposes of any request or other action by any holder or holders of Registrable Securities pursuant to this Agreement or any determination of any number or percentage of Registrable Securities held by any holder or holders of Registrable Securities contemplated by this Agreement. If the beneficial owner of any Registrable Securities so elects, the Company may require assurances reasonably satisfactory to it of such owner's beneficial ownership of such Registrable Securities.

     7. Notices. All communications provided for hereunder shall be sent by courier or other overnight delivery service, shall be effective upon receipt, and shall be addressed as follows:

          (a) if to HCCP, addressed to it in the manner set forth in the Purchase Agreement, or at such other address as HCCP shall have furnished to the Company in writing;

          (b) if to any other holder of Registrable Securities, at the address that such holder shall have furnished to the Company in writing, or, until any such other holder so furnishes to the Company an address, then to and at the address of the last holder of such Registrable Securities who has furnished an address to the Company; or

          (c) if to the Company, addressed to it in the manner set forth in the Purchase Agreement, or at such other address as the Company shall have furnished to each holder of Registrable Securities at the time outstanding.

     8.  Assignment;  Calculation  of Percentage  Interests in  Registrable
Securities.

          (a) This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and, with respect to the Company, its respective successors and assigns and, with respect to HCCP, any beneficial owner of any Registrable Securities, subject to the provisions respecting the minimum numbers of percentages of shares of Registrable Securities required in order to be entitled to certain rights, or take certain actions, contained herein. The HCCP Group (and not any other holder of Registrable Securities or any other Person) shall be permitted, in connection with a transfer or disposition of Registrable Securities permitted by the Purchase Agreement, to impose conditions or constraints on the ability of the transferee, as a holder of Registrable Securities, to request a registration pursuant to Section 2.1 and shall provide the Company with copies of such conditions or constraints and the identity of such transferees.

          (b) For purposes of this Agreement, all references to a percentage of the Registrable Securities or Investor Registrable Securities shall be calculated based upon the number of Registrable Securities or Investor Registrable Securities, as the case may be, outstanding at the time such calculation is made, assuming (i) the conversion of all Series A Preferred Stock into, (ii) the conversion of the Series A Preferred Stock issuable upon conversion of the Notes into, and (iii) the exercise of all Warrants for, shares of Common Stock.

     9. Descriptive Headings. The descriptive headings of the several sections and paragraphs of this Agreement are inserted for reference only and shall not limit or otherwise affect the meaning hereof.

     10. Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York.

     11. No Inconsistent Agreements. The Company will not hereafter enter into any agreement with respect to its securities which (a) is inconsistent with the rights granted to the holders of Registrable Securities in this Agreement or (b) grants registration rights to any security holder unless at the time holders of the Registrable Securities have or are granted without further consideration no less favorable registration rights.

     12. Recapitalizations, etc. In the event that any capital stock or other securities are issued in respect of, in exchange for, or in substitution of, any Registrable Securities by reason of any reorganization, recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up, sale of assets, distribution to stockholders or combination of the shares of Registrable Securities or any other change in the Company's capital structure, appropriate adjustments shall be made in this Agreement so as to fairly and equitably preserve, as far as practicable, the original rights and obligations of the parties hereto under this Agreement.

     13. Attorneys' Fees. In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the prevailing party to such action or proceeding shall be entitled to recover reasonable attorneys' fees in addition to any other available remedy.

     14. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

          IN WITNESS WHEREOF,  the parties have caused this Agreement to be
executed  and  delivered  by  their  respective   officers  thereunto  duly
authorized as of the date first above written.

                              AMERICA SERVICE GROUP INC.



                              By:
                                  -----------------------------------------
                                  Name:   Michael Catalano
                                  Title:  President and Chief  Executive
                                          Officer


                              HEALTH CARE CAPITAL PARTNERS L.P.

                              By:  FERRER FREEMAN THOMPSON & CO. LLC,
                                   its General Partner



                              By:
                                 -----------------------------------------
                                  Name:   David  A. Freeman
                                  Title:  Member



                              HEALTH CARE EXECUTIVE PARTNERS L.P.

                              By:  FERRER FREEMAN THOMPSON & CO. LLC,
                                   its General Partner



                              By:
                                 ----------------------------------------
                                  Name:   David  A. Freeman
                                  Title:  Member

                                                                     EXHIBIT F


                     HEALTH CARE CAPITAL PARTNERS L.P.
                                    and
                    HEALTH CARE EXECUTIVE PARTNERS L.P.
                                  The Mill
                            10 Glenville Street
                            Greenwich, CT 06831






                                                January 26, 1999



To:  Scott L. Mercy (the "Stockholder")

          Reference is made hereby to that certain Securities Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), by and among American Service Group Inc. (the "Company"), Health Care Capital Partners L.P. ("HCCP") and Health Care Executive Partners L.P. ("HCEP," and together with HCCP, the "Purchasers"), pursuant to which the Purchasers have agreed to purchase certain Notes, Warrants and Preferred Stock (each, as defined under the Purchase Agreement) of the Company. Capitalized terms used but not defined herein have the meanings as set forth in the Purchase Agreement.

          The Stockholder is the Chairman of the Board of Directors of the Company and Beneficially Owns 146,000 shares of Common Stock, with sole power to direct the voting and disposition thereof. The Stockholder understands and agrees that the agreements in this letter (the "Letter Agreement") are additional inducements to the Company's and Purchasers' agreements to consummate the transactions contemplated by the Purchase Agreement and the Transaction Documents.

               1. The Stockholder shall vote all of his Common Stock and shall take all other necessary or desirable actions within his control (including, without limitation, attending all meetings in person or by proxy for purposes of obtaining a quorum and executing all written consents in lieu of meetings, as applicable) to approve the Stock Issuance and shall vote against any transaction that could reasonably be expected to interfere with or adversely affect the Stock Issuance. The Stockholder hereby irrevocably appoints HCCP, its officers, agents, nominees and Affiliates, with full power of substitution, as proxy for the Stockholder to act and vote the Stockholder's shares of the Common Stock for and in the name, place and stead of the Stockholder at any annual, special or other meeting of the Stockholders of the Company and at any adjournment thereof or pursuant to any consent in lieu of a meeting, or otherwise, (i) in favor of the Stock Issuance and any transactions appropriate to implement the Stock Issuance, (ii) against (A) any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Purchase Agreement and (B) any action or agreement that would impede, interfere with or attempt to discourage the Stock Issuance, including, but not limited to, any extraordinary corporate transaction that would conflict with or result in a breach of any of the representations and warranties or covenants of the Company under the Purchase Agreement or Transaction Documents to which it is a party.

          If the Stockholder fails to comply with any provision of this paragraph, the Purchasers may exercise the irrevocable proxy granted to them hereunder at any time with respect to shares of Common Stock Beneficially Owned by the Stockholder. The proxies and powers granted by the Stockholder pursuant to this paragraph are coupled with an interest and are given to secure his performance under the Purchase Agreement. Such proxies and powers, to the extent permitted by law, shall survive any of the bankruptcy or insolvency of the Stockholder and will be effective until this Letter Agreement is terminated in accordance with its terms.

          2. The Stockholder agrees that, during the term of this Letter Agreement, he shall not sell, offer to sell, solicit an offer to buy, contract to sell, grant an option to purchase or otherwise transfer or dispose of any shares of Common Stock held Beneficially by him to any Person who shall not have agreed in writing with the undersigned to the terms of this Letter Agreement and the grant of the proxy provided herein.

          3. The Stockholder hereby acknowledges that the provisions of this Letter Agreement are an integral part of the transactions contemplated by the Purchase Agreement and that without them, the Company and the Purchasers would not enter into the Purchase Agreement or any of the other Transaction Documents.

          4. The Stockholder represents and warrants to the Company and the Purchasers as of the date hereof and as of the Closing Date as follows:

          (a) The Stockholder is not in violation of any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which he is, or any of his property or assets are subject that would prevent the Stockholder from performing his obligations under this Letter Agreement;

          (b) (i) The Stockholder has the requisite power and authority to execute and deliver this Letter Agreement and all agreements and documents contemplated hereby, and (ii) this Letter Agreement constitutes the valid and legally binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity;

          (c) Neither the execution and delivery by the Stockholder of this Letter Agreement nor the consummation by him of the transactions contemplated hereby in accordance with the terms hereof, will: (i) violate or conflict with any agreement to which the Stockholder is a party or by which he is bound, except to the extent any of the effects described in this clause (i) would not (x) impair the ability of Stockholder to perform his obligations under this Agreement in any material respect or (y) delay in any material respect or prevent the consummation of the transactions contemplated by the Purchase Agreement; or (ii) require any material consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority; and

          (d) The Stockholder Beneficially Owns the shares of Common Stock, with sole power to direct the voting and disposition thereof, free and clear of any adverse claims, liens, encumbrances and security interests or other restrictions on transfer except those imposed under securities laws of general application.

          5. This Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of New York and of the United States of America, in each case located in the County of New York, for any action, proceeding or investigation in any court or before any governmental authority ("Litigation") arising out of or relating to this Letter Agreement and the transactions contemplated hereby (and agrees not to commence any Litigation relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail shall be addressed as follows:

     105 Westpark Drive, Suite 300
     Brentwood, TN 37027

The Stockholder agrees that such service of process, summons, notice or document shall be effective service of process for any Litigation brought against him in any such court.

          The Stockholder hereby irrevocably and unconditionally (i) waives any objection to the laying of venue of any Litigation arising out of this Letter Agreement or the transactions contemplated hereby in the courts of the State of New York or the United States of America, in each case located in the County of New York; (ii) waives and agrees not to plead or claim in any such court that any such Litigation brought in any such court has been brought in an inconvenient forum; and (iii) waives, to the fullest extent permitted by applicable law, any and all rights to trial by jury in connection with any Litigation arising out of or relating to this Letter Agreement or the transactions contemplated hereby.


                           Very truly yours,

                           HEALTH CARE CAPITAL PARTNERS L.P.

                           By: FERRER FREEMAN THOMPSON & CO.
                               LLC, its General Partner



                                By:
                                   --------------------------------
                                   Name:  David A. Freeman
                                   Title: Member



                           HEALTH CARE EXECUTIVE PARTNERS L.P.

                           By:  FERRER FREEMAN THOMPSON & CO.
                                LLC, its General Partner



                                By:
                                   -------------------------------
                                   Name:  David A. Freeman
                                   Title: Member

Accepted and agreed:






-----------------------------
SCOTT L. MERCY

                                                                   EXHIBIT 2

                            STANDSTILL AGREEMENT


     THIS STANDSTILL AGREEMENT (this "Standstill Agreement"), dated as of January 26, 1999, is entered into between America Service Group Inc., a Delaware corporation ("ASG"); Health Care Capital Partners, L.P., a Delaware limited partnership ("HCCP"); Health Care Executive Partners, L.P., a Delaware limited partnership ("HCEP"); and Ferrer, Freeman Thompson & Co. ("FFT") (HCCP, HCEP and FFT are hereinafter referred to collectively as the "Holders").

                                  RECITALS

     WHEREAS, ASG, HCCP and HCEP have entered into that certain Securities Purchase Agreement, dated as of the date hereof (the "Agreement"), pursuant to which HCCP and HCEP will acquire certain debt instruments and other securities of ASG that are convertible into, or exercisable for, shares of ASG's Common Stock, $.01 par value per share (the "Common Stock"); and

     WHEREAS, as a condition to its entering into the Agreement, ASG has required that each of the Holders enter into this Standstill Agreement, which contains certain restrictions on purchases of Common Stock by the Holders and their respective Affiliates and certain other limitations on the Holders and their respective Affiliates;

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein and in the Other Agreements, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Holders and ASG (each a "Party"), intending to be legally bound, hereby agree as follows:


                                 ARTICLE 1

            RESTRICTIONS ON ACQUISITION OF VOTING SECURITIES BY
                      THE HOLDERS AND THEIR AFFILIATES
                      --------------------------------

      Section 1.1 Acquisition Restrictions.

     (a) The Holders agree that they will not, and they will cause each of their respective Affiliates not to, directly or indirectly, either individually or as part of a Group, acquire, offer to acquire, or agree to acquire, by purchase or otherwise, Beneficial Ownership of any ASG Voting Securities on or following the Closing Date and prior to the tenth anniversary of the date hereof (or the earlier termination of this Standstill Agreement) other than the shares of Preferred Stock acquired by them on the Closing Date and shares of ASG Voting Securities acquired by way of stock dividends, stock reclassifications or other distributions made available to holders of ASG Voting Securities generally, without first obtaining the approval of a majority of the members of ASG's Board of Directors, other than the members nominated by the Holders or any of them; provided, however, that nothing in this Standstill Agreement shall prohibit or restrict the Holders or an Affiliate of any Holder from (A) exercising any right to convert any shares of Preferred Stock owned by them into shares of Common Stock or to convert any Notes held by them into shares of Preferred Stock; (B) acquiring shares of Common Stock upon exercise of the Warrants; (C) acquiring ASG Voting Securities from the Company; (D) acquisitions in privately-negotiated transactions from ten or fewer Persons pursuant to offers not made generally to ASG Voting Securities, and provided that, after giving affect to such purchase, the Holders shall not Beneficially Own in excess of 49% of the Outstanding ASG voting Securities; and (E) if the Company shall have issued or sold Voting Securities to any Person other than such Holder without effecting a pro rata issuance of Voting Securities to such Holder, acquisitions of an aggregate number of Voting Securities equal to the number of Voting Securities that would result in such Holder having Beneficial Ownership of the same percentage of the Outstanding Voting Securities as such Holder would have had if the Company had not issued or sold such Voting Securities.

                                 ARTICLE 2.

                       CERTAIN ADDITIONAL AGREEMENTS
                       -----------------------------

     Section 2.1 Further Restrictions. Subject to Section 2.2, each Holder agrees that it will not, and it will cause each of its Affiliates not to, directly or indirectly, alone or in concert with others (including with any of the other Holders or their respective Affiliates), unless specifically requested in writing by the Chairman of ASG or by a resolution of a majority of the directors of ASG, announce, make any offer in respect of, make any commitment to invest in, or invest in any transaction (or proposed transaction) to acquire Control of ASG which has been, prior to such announcement, offer, commitment or investment, or which the Holder believes will be, after public disclosure thereof, publicly opposed by a majority of the Board of Directors.

     Section 2.2 Actions in Opposition. Notwithstanding anything in this
Article 2 to the contrary, in the event that ASG shall submit to a vote of its stockholders any Covered Proposal with which the Holder disagrees (a "Rejected Proposal"), the Holder and its Affiliates shall be free to:

     (a) either alone or acting in concert with others, make a "solicitation" of "proxies" with respect to ASG or any of its Affiliates in response or opposition to such Rejected Proposal;

     (b) make a proposal in opposition to such Rejected Proposal for submission to a vote of stockholders of ASG or any of its Affiliates;

     (c) form, join in or participate in a Group with respect to any ASG Voting Securities for the sole purpose of responding to or opposing such Rejected Proposal;

     (d) grant a proxy with respect to any ASG Voting Securities to any Person with specific instructions from the Holder as to the voting of such ASG Voting Securities with respect to such Rejected Proposal; and

     (e) subject any ASG Voting Securities to an arrangement or agreement with respect to the voting of such ASG Voting Securities with respect to such Rejected Proposal.

     Section 2.3    Press Releases, Etc. by the Holders.

     (a) Subject to Section 2.3(b), the Holders may issue such press releases and make such other public communications to the financial community and to their respective limited partners and such other public statements made in the ordinary course of business relating to their investment in ASG, in each case as they reasonably deems appropriate and customary. Prior to making any such press release or other communication, the Holder will use reasonable efforts to consult with ASG in good faith regarding the form and content of any such communication, and the Holder will use reasonable efforts to coordinate any such communication with any decisions reached by ASG with respect to disclosures relating to such matters.

     (b) Notwithstanding the provisions of Section 2.3(a), unless required by applicable law or permitted by Section 2.2, neither the Holders nor any of their respective Affiliates may make any press release, public announcement or other public communication with respect to any of the matters described in Section 2.1 without the prior written consent of the Chairman of ASG or by a resolution of a majority of the directors of ASG. Nothing in this Section 2.3 shall permit the taking of any action which would otherwise violate any provision contained in Section 2.1; provided that each Holder and its Affiliates shall be permitted to make such public communications as may be required by law, except for public communications required as a result of, or relating to, activities undertaken by the Holder or any of its Affiliates in violation of this Standstill Agreement. Nothing in this Section 2.3 shall prevent the taking of any actions permitted by Section 2.2.

     Section 2.4    Transfers to Affiliates and Associates.

     The Holders may Transfer shares of capital stock of ASG to their respective Affiliates only if, prior to such Transfer, such transferee executes and delivers to ASG (in accordance with Section 4.2) a Standstill Agreement in the form hereof.

     Section 2.5 Voting of ASG Voting Securities. Nothing in Section 2.1 shall restrict the manner in which the Holder and its Affiliates may vote their ASG Voting Securities.

     Section 2.6 Permitted Activities. Nothing in this Standstill Agreement shall prevent the Holder from (i) selling, transferring, tendering or otherwise disposing of shares of capital stock of ASG to any Person at any time or from voting on, tendering into or receiving the benefit of any transaction, in the same manner as any other non-initiating holder of ASG Voting Securities or (ii) taking any actions necessary or appropriate for the Holders and their respective Affiliates to exercise their rights under any of the Other Agreements.

                                 ARTICLE 3.

                        DEFINITIONS AND CONSTRUCTION
                        ----------------------------

     Section 3.1 Certain Definitions. As used in this Standstill Agreement, the following terms shall have the meanings specified below:

     "Affiliate" means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by, or is under common Control with, such Person.

     "Agreement" has the meaning set forth in the Preamble.

     "Articles" means the Amended and Restated Certificate of Incorporation of ASG, as amended or supplemented from time to time.

     "ASG Voting Securities" means the Common Stock, the Preferred Stock and any other securities of ASG having the right to Vote.

     "Associate" has the meaning ascribed to such term in Rule 12b-2 under the Exchange Act.

     "Beneficial Owner" (including, with its correlative meanings, "Beneficially Own" and "Beneficial Ownership"), with respect to any securities, means any Person which:

          (a) has, or any of whose Affiliates has, directly or indirectly, the sole or shared right to acquire (whether such right is exercisable immediately or only after the passage of time) such securities pursuant to any agreement, arrangement or understanding (whether or not in writing), including pursuant to the Agreement, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; or

          (b) has, or any of whose Affiliates has, directly or indirectly, the sole or shared right to vote or dispose of (whether such right is exercisable immediately or only after the passage of time) or "beneficial ownership" of (as determined pursuant to Rule 13d-3 under the Exchange Act as in effect on the date hereof but including all such securities which a Person has the right to acquire beneficial ownership of, whether or not such right is exercisable within the 60-day period specified therein) such securities, including pursuant to any agreement, arrangement or understanding (whether or not in writing), provided, however, no Holder or Affiliate of a Holder shall be deemed to Beneficially Own any securities Beneficially Owned by any other Person solely as a result of (i) any "solicitation" or holding of "proxies" with respect to ASG or any of its Affiliates or any action resulting in such person becoming a "participant" in any "election contest" (as such terms are defined in the proxy rules under the Exchange Act promulgated by the United States Securities and Exchange Commission) with respect to ASG or any of its Affiliates or (ii) a Holder or any of its Affiliates forming, joining or participating in a Group with respect to any ASG Voting Securities (other than a Group formed to acquire ASG Voting Securities) or (iii) entering into any agreement, arrangement or understanding (whether or not in writing) for the purpose of holding, voting or disposing of any securities which are Beneficially Owned, directly or indirectly, by any other Person (or any Affiliate thereof).

      "Bylaws" means the Amended and Restated Bylaws of ASG, as amended or supplemented from time to time.

     "Certificate of Designation" has the meaning set forth in the Agreement.

     "Change of Control" means the consummation of:

     (a) a third party tender offer for Voting Securities of ASG representing more than 35% of the Voting Power of ASG;

     (b) a sale of all or substantially all of the assets of ASG in one transaction or in a series of related transactions;

     (c) a merger or other business combination that would result in (a) a Person holding Voting Securities of the resulting entity representing 35% or more of the Voting Power of ASG or (ii) the stockholders of ASG immediately prior to the record date for such transaction owning less than 50% of the outstanding equity securities of the surviving Person following such combination; or

     (d) a change in the identity of a majority of the Directors due to (i) a proxy contest (or the threat to engage in a proxy contest); or (ii) any unsolicited tender, exchange or other purchase offer which has not been approved by a majority of the Independent Directors.

     "Closing Date" means the Closing Date as defined in the Agreement.

     "Common Stock" has the meaning set forth in the Recitals.

     "Control" (including, with its correlative meanings, "Controlled by" and "under common Control with") means, with respect to a Person or Group:

     (a) ownership by such Person or Group of Votes entitling it to exercise in the aggregate more than 50 percent of the Voting Power of the entity in question; or

     (b) possession by such Person or Group of the power, directly or indirectly, (i) to elect a majority of the board of directors (or equivalent governing body) of the entity in question; (ii) to direct or cause the direction of the management and policies of or with respect to the entity in question, whether through ownership of securities, by contract or otherwise; or (iii) with respect to a particular action or agreement, which, if undertaken directly by a Holder, would violate Section
1.1 or 2.1 hereof, to direct or cause the direction of decisions of or with respect to the entity in question relating to such action or agreement.

     "Covered Proposal" means any proposal by ASG (i) for a merger, consolidation, business combination, recapitalization or similar transaction, (ii) to modify or amend either the Articles or the provisions of the Bylaws in a manner that would adversely affect the rights of the holders of the Convertible Securities, (iii) for the issuance of ASG Voting Securities, (iv) for the sale of substantially all assets or a dissolution or liquidation of ASG, or (v) for any other matter that would require approval of the holders of Preferred Stock, voting as a separate class.

     "Exchange Act" means the United States Securities Exchange Act of 1934 and the rules and regulations thereunder.

     "Group" means any group within the meaning of Section 13(d)(3) of the Exchange Act as in effect on the date hereof.

     "Governmental Authority" means any federation, nation, state, sovereign, or government, any federal, supranational, regional, state, local or political subdivision, any governmental or administrative body, instrumentality, department or agency or any court, administrative hearing body, arbitration tribunal, commission or other similar dispute resolving panel or body, and any other entity exercising executive, legislative, judicial, regulatory or administrative functions of a government.

     "Holders" has the meaning set forth in the Preamble.

     "Other Agreements" means (i) the Agreement, (ii) the Registration Rights Agreement, (iii) the Warrant, (iv) the Certificate of Designation and (v) the letter agreement, dated January 26, 1999, with Scott L. Mercy.

     "Outstanding ASG Voting Securities" means the ASG Voting Securities outstanding as of any particular date.

     "Person" means an individual, a partnership, an association, a joint venture, a corporation, a business, a trust, an unincorporated organization, or any other entity organized under applicable law.

     "Preferred Stock" means the Series A Convertible Preferred Stock, par value $.01 per share, of ASG.

     "Registration Rights Agreement" means the Registration Rights Agreement, dated as of the date hereof, among ASG, HCCP and HCEP.

     "Subsidiary" means, with respect to any Person (the "Parent"), any other Person in which the Parent, one or more Subsidiaries of the Parent, or the Parent and one or more of its Subsidiaries (a) have the ability, through ownership of securities individually or as a group, ordinarily, in the absence of contingencies, to elect a majority of the directors (or individuals performing similar functions) of such other Person, and (b) own more than 50% of the equity interests.

     "Transfer" means any act pursuant to which, directly or indirectly, the ownership of assets or securities in question is sold, transferred, conveyed, delivered or otherwise disposed of.

     "Vote" means, as to any entity, the ability to cast a vote at a stockholders' or comparable meeting of such entity with respect to the election of directors or other members of such entity's governing body.

     "Voting Power" means, as to any entity as of any date, the aggregate number of Votes outstanding as of such date in respect of such entity.

     "Warrant" has the meaning set forth in the Agreement.

     Section 3.2 Interpretation and Construction of this Standstill Agreement. The definitions in Section 3.1 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." All references herein to Articles, Sections and Exhibits shall be deemed to be references to Articles and Sections of, and Exhibits to, this Standstill Agreement unless the context shall otherwise require. The headings of the Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Standstill Agreement. Unless the context shall otherwise require or provide, any reference to any agreement or other instrument or statute or regulation is to such agreement, instrument, statute or regulation as amended and supplemented from time to time (and, in the case of a statute or regulation, to any successor provision).

                                 ARTICLE 4.

                               MISCELLANEOUS
                               -------------

     Section 4.1 Termination. The provisions of this Standstill Agreement shall terminate (a) upon the consent in writing of all of the Parties; (b) upon a Change of Control; (c) upon the HCCP Group ceasing to have the right to designate a Director pursuant to the Agreement; (d) with respect to any Holder, upon such Holder and its Affiliates having Beneficial Ownership of less than 10% of the Outstanding Voting Securities (provided that such restrictions shall be reinstated if such Stockholder's Applicable Percentage equals or exceeds 10% within one year thereafter); (e) any dividend payable on the Preferred Stock shall not have been paid in full, whether in cash or in kind; (f) a Default or Event of Default under the Agreement shall have occurred and be continuing for 30 days following the date notice of such event is required to be given; (g) the Company shall have failed to redeem in full the Preferred Stock pursuant to Section 5(a) of the Certificate of Designation, whether or not by reason of the absence of legally available funds; (h) upon any Person (other than a Holder or an Affiliate of a Holder) having beneficial Ownership of more than 35% of the Voting Securities, excluding from the Voting Securities Beneficially Owned by such Person Voting Securities acquired from a Holder or an Affiliate of a Holder; or (i) a bona fide tender or exchange offer to acquire more than 35% of the ASG Voting Securities having been made by any Person (except that such restrictions shall not terminate as to any Holders if such tender or exchange offer is made by such Holder or any of its Affiliates or by any Person acting in concert with such Holder or any of its Affiliates or is induced by such Holder or any of its Affiliates) provided, that if such offer is withdrawn or expires without being consummated, this Agreement shall be reinstated (but no such reinstatement shall prohibit any Holder from thereafter purchasing voting Shares pursuant to a contract entered into prior to the withdrawal or expiration of such tender offer or exchange offer or pursuant to a tender offer or exchange offer commenced by a Holder prior to such time). Any termination of this Standstill Agreement as provided herein shall be without prejudice to the rights of any Party arising out of the breach by any other Party of any provision of this Standstill Agreement.

     Section 4.2 Notices. Except as expressly provided herein, all notices, consents, waivers and other communications required or permitted to be given by any provision of this Standstill Agreement shall be in writing and mailed (certified or registered mail, postage prepaid, return receipt requested) or sent by hand or overnight courier, or by facsimile transmission (with acknowledgment received and confirmation sent as provided below), charges prepaid and addressed to the intended recipient as follows, or to such other address or number as such Person may from time to time specify by like notice to the parties:

      Holders:    Ferrer Freeman Thompson & Co.
                  The Mill
                  10 Glenville Street
                  Greenwich, Connecticut 06831
                  Attention:   Mr. Thomas J. Flynn
                  Tel:  203/532-8040
                  Fax:  203/532-8016

      with a copy to:

                  Fried, Frank, Harris, Shriver & Jacobson
                  One New York Plaza
                  New York, New York 10004-1980
                  Attention: Mr. David C. Golay
                  Tel:  212/859-8000
                  Fax:  212/859-4000

            ASG:  America Service Group Inc.
                  105 Westpark Drive
                  Suite 300
                  Brentwood, Tennessee 37027
                  Attention: Mr. Michael Catalano
                  Tel:  615/376-1319
                  Fax:  615/376-1309

      with a copy to:

                  King & Spalding
                  191 Peachtree Street
                  Atlanta, Georgia  30303
                  Attention:   Philip A. Theodore, Esq.
                  Tel:  (404) 572-4676
                  Fax:  (404) 572-5147

The Parties shall promptly notify each other in the manner provided in this
Section 4.2 of any change in their respective addresses. A notice of change of address shall not be deemed to have been given until received by the addressee. Communications by facsimile also shall be sent concurrently by mail, but shall in any event be effective as stated above.

     Section 4.3 Assignment. No Party will assign this Standstill Agreement or any rights, interests or obligations hereunder, or delegate performance of any of its obligations hereunder, without the prior written consent of each other Party.

     Section 4.4 Entire Agreement. This Standstill Agreement embodies the entire agreement and understanding of the Parties with respect to the subject matter contained herein, provided that this provision shall not abrogate any other written agreement between the Parties executed simultaneously with this Standstill Agreement. This Standstill Agreement supersedes all prior agreements and understandings between the Parties with respect to such subject matter.

     Section 4.5 Waiver, Amendment, etc. This Standstill Agreement may not be amended or supplemented, and no waivers of or consents to departures from the provisions hereof shall be effective, unless set forth in a writing signed by, and delivered to, all the Parties. No failure or delay of any Party in exercising any power or right under this Standstill Agreement will operate as a waiver thereof, nor will any single or partial exercise of any right or power, or any abandonment or discontinuance of steps to enforce such right or power, preclude any other or further exercise thereof or the exercise of any other right or power.

     Section 4.6 Binding Agreement; No Third Party Beneficiaries. This Standstill Agreement will be binding upon and inure to the benefit of the Parties and their successors and permitted assigns. Nothing expressed or implied herein is intended or will be construed to confer upon or to give to any third party any rights or remedies by virtue hereof.

     Section 4.7 Governing Law; Dispute Resolution; Equitable Relief.

     (a) THIS STANDSTILL AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF
LAW).

     (b) EACH PARTY IRREVOCABLY CONSENTS AND AGREES THAT ANY LEGAL ACTION, SUIT OR PROCEEDING AGAINST IT WITH RESPECT TO ITS OBLIGATIONS OR LIABILITIES UNDER OR ARISING OUT OF OR IN CONNECTION WITH THIS STANDSTILL AGREEMENT SHALL BE BROUGHT ONLY IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK OR, IN THE EVENT (BUT ONLY IN THE EVENT) SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION OVER SUCH ACTION, SUIT OR PROCEEDING, IN THE COURTS OF THE STATE OF NEW YORK SITTING IN THE COUNTY OF NEW YORK, AND EACH PARTY HEREBY IRREVOCABLY ACCEPTS AND SUBMITS TO THE JURISDICTION OF EACH OF THE AFORESAID COURTS IN PERSONAM, WITH RESPECT TO ANY SUCH ACTION, SUIT OR PROCEEDING (INCLUDING CLAIMS FOR INTERIM RELIEF, COUNTERCLAIMS, ACTIONS WITH MULTIPLE DEFENDANTS AND ACTIONS IN WHICH SUCH PARTY IS IMPLED). EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT IT MAY HAVE TO A JURY TRIAL IN ANY LEGAL ACTION, SUIT OR PROCEEDING WITH RESPECT TO, OR ARISING OUT OF OR IN CONNECTION WITH THIS STANDSTILL AGREEMENT.

     (c) EACH PARTY AGREES THAT MONEY DAMAGES WOULD NOT BE A SUFFICIENT REMEDY FOR THE OTHER PARTY FOR ANY BREACH OF THIS STANDSTILL AGREEMENT BY IT, AND THAT IN ADDITION TO ALL OTHER REMEDIES THE OTHER PARTIES MAY HAVE, IT SHALL BE ENTITLED TO SPECIFIC PERFORMANCE AND TO INJUNCTIVE OR OTHER EQUITABLE RELIEF AS A REMEDY FOR ANY SUCH BREACH. EACH PARTY AGREES NOT TO OPPOSE THE GRANTING OF SUCH RELIEF IN THE EVENT A COURT DETERMINES THAT SUCH BREACH HAS OCCURRED, AND AGREES TO WAIVE ANY REQUIREMENT FOR THE SECURING OR POSTING OF ANY BOND IN CONNECTION WITH SUCH REMEDY.

     Section 4.8 Severability. The invalidity or unenforceability of any provision hereof in any jurisdiction will not affect the validity or enforceability of the remainder hereof in that jurisdiction or the validity or enforceability of this Standstill Agreement, including that provision, in any other jurisdiction. To the extent permitted by applicable law, each Party waives any provision of applicable law that renders any provision hereof prohibited or unenforceable in any respect. If any provision of this Standstill Agreement is held to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the extent possible.

     Section 4.9 Counterparts. This Standstill Agreement may be executed in one or more counterparts each of which when so executed and delivered will be deemed an original but all of which will constitute one and the same agreement.

     Section 4.10 Remedies. In addition to any other remedies which may be available to ASG (including any remedies which ASG may have at law or in equity):

     (a) If any Holder breaches this Standstill Agreement in any material respect, then unless and until such breach is cured in all material respects, the Holder shall not be entitled to vote any of its shares of capital stock of ASG acquired in violation of this Standstill Agreement (or any shares into which such shares of capital stock are converted) with respect to any matter or proposal arising from, relating to or involving such breach, and no such purported vote by the Holder on such matter shall be effective or shall be counted; and

     (b) The Holder agrees that ASG shall have no obligation to honor Transfers of ASG Voting Securities or other equity interests in ASG to the Holder or any of its Affiliates that would cause the Holder and its Affiliates to Beneficially Own ASG Voting Securities or other equity interests in ASG in violation of this Standstill Agreement, any such Transfers shall be void and of no effect, and ASG shall be entitled to instruct any transfer agent or agents for the equity interests in ASG to refuse to honor such Transfers.

     IN WITNESS WHEREOF, ASG and the Holders have caused their respective duly authorized officers or general partners, as the case may be, to execute this Standstill Agreement as of the day and year first above written.


                                    AMERICA SERVICE GROUP INC.


                                    By:/s/ Michael Catalano
                                       ---------------------------------
                                          Michael Catalano
                                          President and Chief Executive
                                    Officer



                                    HEALTH CARE CAPITAL PARTNERS, L.P.

                                    By its General Partner:
                                    Ferrer Freeman Thompson & Co.

                                    By:/s/ David A. Freeman
                                       ---------------------------------
                                          Name:  David A. Freeman
                                          Title: Member



                                    HEALTH CARE EXECUTIVE PARTNERS,
                                    L.P.

                                    By its General Partner:
                                    Ferrer Freeman Thompson & Co.

                                    By:/s/ David A. Freeman
                                       ---------------------------------
                                          Name:  David A. Freeman
                                          Title: Member


                                    FERRER FREEMAN THOMPSON & CO.


                                    By:/s/ David A. Freeman
                                       ---------------------------------
                                          Name:  David A. Freeman
                                          Title: Member